As filed with the U.S. Securities and Exchange Commission on November 16, 2020

Registration No. 333-249376

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BUILDERS FIRSTSOURCE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation)	5211 (Primary Standard Industrial Classification Code Number) 2001 Bryan Street, Suite 1600 Dallas, Texas 75201 Telephone: (214) 880-3500	52-2084569 (IRS Employer Identification No.)
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Donald F. McAleenan, Esq.

Senior Vice President and General Counsel

Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

Telephone: (214) 880-3500

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Allison L. Land, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000	Timothy D. Johnson, Esq. Executive Vice President, General Counsel and Corporate Secretary BMC Stock Holdings, Inc. 4800 Falls of Neuse Road, Suite 400 Raleigh, North Carolina 27609 (919) 431-1000	Eric M. Swedenburg, Esq. Sebastian Tiller, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2020

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

On behalf of the boards of directors of Builders FirstSource, Inc., which is referred to as Builders FirstSource or BFS, and BMC Stock Holdings, Inc., which is referred to as BMC, we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the combination of BFS and BMC in an all-stock merger transaction to create the nation’s premier supplier of building materials and services.

On August 26, 2020, Builders FirstSource and BMC entered into an Agreement and Plan of Merger, as it may be amended from time to time, which is referred to as the merger agreement, pursuant to which they agreed to combine their respective companies in an all-stock merger transaction to create the nation’s premier supplier of building materials and services. Pursuant to the terms of the merger agreement, Boston Merger Sub I Inc., a wholly owned subsidiary of Builders FirstSource that is referred to as Merger Sub, will merge with and into BMC, which transaction is referred to as the merger, with BMC surviving the merger as a wholly owned subsidiary of Builders FirstSource. Following the completion of the merger, Builders FirstSource, BMC, and their respective subsidiaries will operate as a combined company, which is referred to as the combined company, under the name Builders FirstSource, Inc.

Upon completion of the merger, each issued and outstanding share of BMC common stock will be converted into the right to receive 1.3125 shares of BFS common stock, which number is referred to as the exchange ratio. This exchange ratio is fixed and will not be adjusted for changes in the market price of either BFS common stock or BMC common stock between the dates of the signing of the merger agreement and completion of the merger. Following the completion of the merger, BFS stockholders will continue to own their existing shares of BFS common stock and the BFS common stock will continue to be listed on Nasdaq under the symbol “BLDR.”

Immediately following completion of the merger, holders of shares of BFS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 57% of the issued and outstanding shares of BFS common stock, and holders of shares of BMC common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 43% of the issued and outstanding shares of BFS common stock on a fully diluted basis and based on the number of shares of BFS common stock and BMC common stock outstanding as of November 13, 2020.

Builders FirstSource will issue a fixed number of shares of BFS common stock in exchange for each share of BMC common stock. As a result, the implied value of the merger consideration to be received by BMC stockholders will fluctuate based on any changes in the market price of BFS common stock prior to the completion of the merger. Accordingly, such implied value of the per share merger consideration to be received by BMC stockholders upon completion of the merger could be greater than, less than, or the same as the implied value of the merger consideration on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations for the shares of BFS common stock and BMC common stock. BFS common stock and BMC common stock are listed on Nasdaq under the symbols “BLDR” and “BMCH,” respectively.

Builders FirstSource and BMC will each hold special meetings of their respective stockholders in connection with the proposed merger, which are referred to as the BFS stockholder meeting and the BMC stockholder meeting, respectively.

At the BFS stockholder meeting, BFS stockholders will be asked to consider and vote on (1) a proposal to approve the issuance of shares of BFS common stock to BMC stockholders pursuant to the merger agreement, which is referred to as the BFS share issuance proposal, (2) a proposal to adopt an amendment to the certificate of incorporation of Builders FirstSource to increase the number of authorized shares of BFS common stock, which is referred to as the BFS charter amendment proposal, and (3) a proposal to adjourn the BFS stockholder meeting to solicit additional proxies if there are not sufficient votes to approve the BFS share issuance proposal or the BFS charter amendment proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to BFS stockholders. The BFS board of directors unanimously recommends that BFS stockholders vote “FOR” each of the proposals to be considered at the BFS stockholder meeting.

At the BMC stockholder meeting, BMC stockholders will be asked to consider and vote on (1) a proposal to adopt the merger agreement, which is referred to as the BMC merger agreement proposal, (2) a proposal to approve, on an advisory (non-binding) basis, specific compensatory arrangements between BMC and its named executive officers relating to the merger, and (3) a proposal to adjourn the BMC stockholder meeting to solicit additional proxies if there are not sufficient votes to approve the BMC merger agreement proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to BMC stockholders. The BMC board of directors unanimously recommends that BMC stockholders vote “FOR” each of the proposals to be considered at the BMC stockholder meeting.

We cannot complete the merger unless the BMC stockholders approve the BMC merger agreement proposal and the BFS stockholders approve both the BFS share issuance proposal and the BFS charter amendment proposal. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to attend your respective stockholder meeting in person, please promptly complete, sign, and date the accompanying proxy card and return it in the enclosed postage-paid envelope or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.

The accompanying joint proxy statement/prospectus provides you with important information about the stockholder meetings, the merger, and each of the proposals. We encourage you to read the entire document (including any documents incorporated by reference into the accompanying joint proxy statement/prospectus) carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 43 of the accompanying joint proxy statement/prospectus.

We look forward to the successful completion of the merger.

Sincerely,

M. Chad Crow President and Chief Executive Officer Builders FirstSource, Inc.	David E. Flitman President and Chief Executive Officer BMC Stock Holdings, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the BFS common stock to be issued in the merger or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated November [•], 2020 and is first being mailed to stockholders of Builders FirstSource and BMC on or about November [•], 2020.

Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

(214) 880-3500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 22, 2020

Dear Stockholders of Builders FirstSource, Inc.:

Notice is hereby given that Builders FirstSource, Inc., which is referred to as Builders FirstSource or BFS, will hold a special meeting of its stockholders, which is referred to as the BFS stockholder meeting, for the purpose of considering and voting on the following proposals:

1.

BFS share issuance proposal. To approve the issuance of shares of BFS common stock to the stockholders of BMC Stock Holdings, Inc., which is referred to as BMC, pursuant to the Agreement and Plan of Merger, dated as of August 26, 2020 (as it may be amended from time to time), which is referred to as the merger agreement, by and among Builders FirstSource, BMC, and Boston Merger Sub I Inc., a wholly owned subsidiary of Builders FirstSource, which proposal is referred to as the BFS share issuance proposal;

2.

BFS charter amendment proposal. To adopt an amendment to the certificate of incorporation of Builders FirstSource to increase the number of authorized shares of BFS common stock, which is referred to as the BFS charter amendment proposal; and

3.

BFS adjournment proposal. To approve the adjournment of the BFS stockholder meeting to solicit additional proxies if, within three business days prior to the date of the BFS stockholder meeting, there are not sufficient votes to approve the BFS share issuance proposal or the BFS charter amendment proposal, or if Builders FirstSource is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to BFS stockholders, which is referred to as the BFS adjournment proposal.

Builders FirstSource intends to hold the BFS stockholder meeting in person at the corporate headquarters of Builders FirstSource, located at 2001 Bryan Street, Suite 1600, Dallas, Texas, on December 22, 2020, beginning at 9:00 a.m., Central Time. However, Builders FirstSource is sensitive to the public health and travel concerns its stockholders may have and recommendations that public health officials may issue in light of the COVID-19 pandemic. As a result, the BFS board of directors may determine to hold the BFS stockholder meeting virtually in addition to, or in lieu of, holding the BFS stockholder meeting in person. In such event, Builders FirstSource will announce that fact as promptly as practicable after making this determination, and details on how to participate will be made available in the press release announcing such determination and will also be posted on its website at https://investors.bldr.com/press-releases. Builders FirstSource encourages you to check its website prior to the BFS stockholder meeting if you plan to attend. Any such announcement would also be filed with the SEC as additional proxy soliciting material.

Builders FirstSource will transact no other business at the BFS stockholder meeting. The accompanying joint proxy statement/prospectus, including the merger agreement attached thereto as Annex A, contains further information with respect to these matters.

The BFS board of directors has fixed the close of business on November 13, 2020 as the record date for the BFS stockholder meeting, which is referred to as the BFS record date. Only holders of record of BFS common stock at the close of business on the BFS record date are entitled to notice of, and to vote at, the BFS stockholder meeting and any adjournments or postponements thereof.

The BFS board of directors has unanimously authorized and approved and declared advisable the merger agreement and the completion of the merger, the BFS share issuance, and the other transactions contemplated by the merger agreement and approved and adopted the BFS charter amendment, subject to approval of the BFS share issuance and adoption of the BFS charter amendment by BFS stockholders at the BFS stockholder meeting. The BFS board of directors unanimously recommends that BFS stockholders vote “FOR” the BFS share issuance proposal, “FOR” the BFS charter amendment proposal, and “FOR” the BFS adjournment proposal.

Your vote is very important, regardless of the number of shares of BFS common stock you own. We cannot complete the transactions contemplated by the merger agreement without approval of the BFS share issuance proposal and the BFS charter amendment proposal. Approval of the BFS share issuance proposal requires the affirmative vote of the holders of a majority of the total number of shares of BFS common stock represented (in person or by proxy) and entitled to vote at the BFS stockholder meeting. The approval of the BFS charter amendment proposal requires the affirmative vote of a majority of the outstanding shares of BFS common stock entitled to vote on such proposal.

Whether or not you plan to attend the BFS stockholder meeting in person, we urge you to please promptly complete, sign, and date the accompanying proxy card and return it in the enclosed postage-paid envelope or authorize the individuals named on the proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the proxy card. If your shares are held in the name of a bank, broker, or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, or other nominee. If you are a registered stockholder and choose to vote your shares in person at the BFS stockholder meeting, please bring the enclosed proxy card and current, government-issued photo identification. If you hold your shares through a bank, broker, or other nominee, then you must also present a legal proxy in order to vote in person at the BFS stockholder meeting. The use of video, still photography, or audio recording at the BFS stockholder meeting is not permitted. For the safety of attendees, all bags, packages, and briefcases are subject to inspection. Your compliance is appreciated.

If you have any questions about this notice, the merger, the accompanying joint proxy statement/prospectus, or how to vote or direct a vote in respect of your shares of BFS common stock, you may contact Builders FirstSource’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200, or Builders FirstSource at (214) 880-3500, or write to Builders FirstSource, Inc., Attention: Corporate Secretary, 2001 Bryan Street, Suite 1600, Dallas, Texas 75201.

By Order of the Board of Directors,

Donald F. McAleenan,
Senior Vice President and General Counsel

Dallas, Texas

Dated: November [•], 2020

Your vote is important. BFS stockholders are requested to complete, date, sign, and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically through the Internet or by telephone.

BMC Stock Holdings, Inc.

4800 Falls of Neuse Road, Suite 400

Raleigh, NC 27609

(919) 431-1000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 22, 2020

Dear Stockholders of BMC Stock Holdings, Inc.:

Notice is hereby given that BMC Stock Holdings, Inc., which is referred to as BMC, will hold a special meeting of its stockholders, which is referred to as the BMC stockholder meeting, for the purpose of considering and voting on the following proposals:

1.

BMC merger agreement proposal. To adopt the Agreement and Plan of Merger, dated as of August 26, 2020 (as it may be amended from time to time), which is referred to as the merger agreement, by and among Builders FirstSource, Inc., referred to as Builders FirstSource or BFS, BMC, and Boston Merger Sub I Inc., a wholly owned subsidiary of Builders FirstSource, which proposal is referred to as the BMC merger agreement proposal;

2.

BMC compensation proposal. To approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to BMC’s named executive officers in connection with the transactions contemplated by the merger agreement, which is referred to as the BMC compensation proposal; and

3.

BMC adjournment proposal. To approve the adjournment of the BMC stockholder meeting to solicit additional proxies if, within three business days prior to the date of the BMC stockholder meeting, there are not sufficient votes to approve the BMC merger agreement proposal, or if BMC is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to BMC stockholders, which is referred to as the BMC adjournment proposal.

BMC intends to hold the BMC stockholder meeting in person at the Embassy Suites, 8001 Arco Corporate Drive, Raleigh, North Carolina 27617, on December 22, 2020, beginning at 10:00 a.m., Eastern Time. However, BMC is sensitive to the public health and travel concerns its stockholders may have and recommendations that public health officials may issue in light of the COVID-19 pandemic. As a result, the BMC board of directors may determine to hold the BMC stockholder meeting virtually in addition to, or in lieu of, holding the BMC stockholder meeting in person. In such event, BMC will announce that fact as promptly as practicable after making this determination, and details on how to participate will be made available in the press release announcing such determination and will also be posted on its website at ir.buildwithbmc.com. BMC encourages you to check its website prior to the BMC stockholder meeting if you plan to attend. Any such announcement would also be filed with the SEC as additional proxy soliciting material.

BMC will transact no other business at the BMC stockholder meeting. The accompanying joint proxy statement/prospectus, including the merger agreement attached thereto as Annex A, contains further information with respect to these matters.

The BMC board of directors has fixed the close of business on November 13, 2020 as the record date for the BMC stockholder meeting, which is referred to as the BMC record date. Only holders of record of BMC common stock at the close of business on the BMC record date are entitled to notice of, and to vote at, the BMC stockholder meeting and any adjournments or postponements thereof.

The BMC board of directors has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement. The BMC board of directors unanimously recommends that BMC stockholders vote “FOR” the BMC merger agreement proposal, “FOR” the BMC compensation proposal, and “FOR” the BMC adjournment proposal.

Your vote is very important, regardless of the number of shares of BMC common stock you own. We cannot complete the transactions contemplated by the merger agreement without approval of the BMC merger agreement proposal. Approval of the BMC merger agreement proposal requires the affirmative vote of a majority of the outstanding shares of BMC common stock entitled to vote on the BMC merger agreement proposal.

Whether or not you plan to attend the BMC stockholder meeting in person, we urge you to please promptly complete, sign, and date the accompanying proxy card and return it in the enclosed postage-paid envelope or authorize the individuals named on the proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the proxy card. If your shares are held in the name of a bank, broker, or other nominee, please follow the instructions on the enclosed voting instruction form furnished by such bank, broker, or other nominee. If you are a registered stockholder and choose to vote your shares in person at the BMC stockholder meeting, please bring the enclosed proxy card and current, government-issued photo identification. If you hold your shares through a bank, broker, or other nominee, then you must also present a legal proxy in order to vote in person at the BMC stockholder meeting. The use of video, still photography, or audio recording at the BMC stockholder meeting is not permitted. For the safety of attendees, all bags, packages, and briefcases are subject to inspection. Your compliance is appreciated.

If you have any questions about this notice, the merger, the accompanying joint proxy statement/prospectus or how to vote or direct a vote in respect of your shares of BMC common stock, you may contact BMC’s proxy solicitor, Innisfree M&A Incorporated. Stockholders may call toll-free at (877) 750-8166; banks and brokers may call collect at (212) 750-8533.

By Order of the Board of Directors,

Timothy D. Johnson,
Executive Vice President, General Counsel and Corporate Secretary

Raleigh, North Carolina

Dated: November [•], 2020

Your vote is important. BMC stockholders are requested to complete, date, sign, and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically through the Internet or by telephone.

REFERENCES TO ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates important business and financial information about Builders FirstSource and BMC from other documents that Builders FirstSource and BMC have filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, and that are contained in or incorporated by reference into the accompanying joint proxy statement/prospectus. For a listing of documents incorporated by reference into the accompanying joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 213. This information is available for you free of charge to review through the SEC’s website at www.sec.gov.

Any person may request a copy of any of the documents incorporated by reference into the accompanying joint proxy statement/prospectus, without charge, by written or telephonic request directed to the appropriate company or its proxy solicitor at the following contacts:

For BFS stockholders:	For BMC stockholders:

Builders FirstSource, Inc.	BMC Stock Holdings, Inc.
2001 Bryan Street, Suite 1600	4800 Falls of Neuse Road, Suite 400
Dallas, Texas 75201	Raleigh, North Carolina 27609
(214) 880-3500	(919) 431-1000
Attention: Corporate Secretary	Attention: Corporate Secretary

Morrow Sodali LLC	Innisfree M&A Incorporated
509 Madison Avenue, Suite 1206	501 Madison Avenue, 20th Floor
New York, New York 10022	New York, New York 10022
Stockholders may call toll-free: (800) 662-5200	Stockholders may call toll-free: (877) 750-8166
Banks and brokers may call collect: (212) 750-5833

In order for you to receive timely delivery of any requested documents in advance of the BFS stockholder meeting or the BMC stockholder meeting, you must request the information no later than December 15, 2020.

The contents of the websites of the SEC, Builders FirstSource, BMC, or any other entity are not being incorporated into the accompanying joint proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference into the accompanying joint proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Builders FirstSource (File No. 333-249376), constitutes a prospectus of Builders FirstSource under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the shares of common stock of Builders FirstSource to be issued to BMC stockholders pursuant to the Agreement and Plan of Merger, dated as of August 26, 2020, by and among Builders FirstSource, BMC, and Merger Sub, as it may be amended from time to time, which is referred to as the merger agreement. This document also constitutes a joint proxy statement of Builders FirstSource and BMC under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the BFS stockholder meeting and a notice of meeting with respect to the BMC stockholder meeting.

Builders FirstSource has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to Builders FirstSource, and BMC has supplied all such information relating to BMC. Builders FirstSource and BMC have both contributed to the information related to the merger contained in this joint proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. Builders FirstSource and BMC have not authorized anyone to provide you with information that is different from the information contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated November [•], 2020, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

Further, you should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing to BFS stockholders or BMC stockholders, nor the issuance by Builders FirstSource of shares of its common stock pursuant to the merger agreement, will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

All references in this joint proxy statement/prospectus to “Builders FirstSource” or “BFS” refer to Builders FirstSource, Inc., a Delaware corporation; all references to “Merger Sub” refer to Boston Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of Builders FirstSource formed for the purpose of effecting the merger as described in this joint proxy statement/prospectus. All references in this joint proxy statement/prospectus to “BMC” refer to BMC Stock Holdings, Inc., a Delaware corporation. All references in this joint proxy statement/prospectus to “combined company” refer to Builders FirstSource immediately following completion of the merger and the other transactions contemplated by the merger agreement. All references in this joint proxy statement/prospectus to “BFS common stock” refer to the common stock, par value $0.01 per share, of Builders FirstSource, and all references in this joint proxy statement/prospectus to “BMC common stock” refer to the common stock, par value $0.01 per share, of BMC.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Builders FirstSource or a stockholder of BMC, may have regarding the merger and the other matters being considered at the special meetings of each company’s respective stockholders, along with brief answers to those questions. These questions and answers may not address all questions that may be important to BFS stockholders or BMC stockholders. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. You may obtain any of the documents incorporated by reference into this joint proxy statement/prospectus, without charge, by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 213.

Q:	Why am I receiving this document?

A:

Builders FirstSource and BMC have agreed to combine their companies in a merger transaction structured as a merger of Merger Sub with and into BMC, with BMC surviving the merger as a wholly owned subsidiary of Builders FirstSource. The merger agreement governs the terms of the merger of BMC and Merger Sub, which is referred to as the merger, and is attached as Annex A to this joint proxy statement/prospectus.

In order to complete the merger, among other things:

•	BMC stockholders must adopt the merger agreement in accordance with the Delaware General Corporation Law, referred to as the DGCL, which proposal is referred to as the BMC merger agreement proposal;

•

BFS stockholders must approve the issuance of shares of BFS common stock pursuant to the merger agreement, which is referred to as the BFS share issuance and which proposal is referred to as the BFS share issuance proposal; and

•

BFS stockholders must adopt an amendment, which is referred to as the BFS charter amendment, to Builders FirstSource’s certificate of incorporation, which is referred to as the BFS charter, to increase the number of authorized shares of BFS common stock, which proposal is referred to as the BFS charter amendment proposal.

Builders FirstSource is holding a special meeting of its stockholders, which is referred to as the BFS stockholder meeting, to obtain approval of the BFS share issuance proposal and the BFS charter amendment proposal. BFS stockholders will also be asked to approve a proposal to adjourn the BFS stockholder meeting to solicit additional proxies if, within three business days prior to the date of the BFS stockholder meeting, there are not sufficient votes to approve the BFS share issuance proposal, or if Builders FirstSource is otherwise required or permitted to do so pursuant to the merger agreement, or the BFS charter amendment proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to BFS stockholders, which proposal is referred to as the BFS adjournment proposal.

BMC is holding a special meeting of its stockholders, which is referred to as the BMC stockholder meeting, to obtain approval of the BMC merger agreement proposal. BMC stockholders will also be asked to approve, on an advisory (non-binding) basis, the compensation that will or may be paid to BMC’s named executive officers in connection with, based upon, or otherwise relating to the transactions contemplated by the merger agreement, which proposal is referred to as the BMC compensation proposal, and to approve a proposal to adjourn the BMC stockholder meeting to solicit additional proxies if, within three business days prior to the date of the BMC stockholder meeting, there are not sufficient votes to approve the BMC merger agreement proposal, or if BMC is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to BMC stockholders, which proposal is referred to as the BMC adjournment proposal.

This document, which is referred to as the joint proxy statement/prospectus, is being delivered to you as both a joint proxy statement of Builders FirstSource and BMC and a prospectus of Builders FirstSource in connection with the merger and the BFS share issuance. It is the proxy statement by which the BFS board of directors is soliciting proxies from Builders FirstSource stockholders to vote at the BFS stockholder meeting (or any adjournment or postponement thereof) on the approval of the BFS share issuance proposal, the BFS charter amendment proposal, and the BFS adjournment proposal. It is also the proxy statement by which the BMC board of directors is soliciting proxies from BMC stockholders to vote at the BMC stockholder meeting (or any adjournment or postponement thereof) on the approval of the BMC merger agreement proposal, the BMC compensation proposal, and the BMC adjournment proposal. In addition, this document is the prospectus by which Builders FirstSource will issue shares of BFS common stock to BMC stockholders in the merger.

We encourage you to vote as soon as possible. Your vote is very important, regardless of the number of shares that you own. The approval of the BFS share issuance proposal and the adoption of the BFS charter amendment proposal and the BMC merger agreement proposal are conditions to the obligations of Builders FirstSource and BMC to complete the merger.

Q:	When and where will each of the stockholder meetings take place?

A:

The BFS stockholder meeting will be held at the corporate headquarters of Builders FirstSource, Inc., 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, on December 22, 2020 at 9:00 a.m., Central Time.

The BMC stockholder meeting will be held at the Embassy Suites, 8001 Arco Corporate Drive, Raleigh, North Carolina 27617, on December 22, 2020, at 10:00 a.m., Eastern Time.

If you choose to vote your shares in person at your respective company’s stockholder meeting, please bring your enclosed proxy card and current, government-issued photo identification. The use of video, still photography, or audio recording at each of the stockholder meetings is not permitted. For the safety of attendees, all bags, packages, and briefcases are subject to inspection.

Even if you plan to attend your respective company’s stockholder meeting, BMC and Builders FirstSource recommend that you submit a proxy to vote your shares in advance as described below so that your vote will be counted if you later decide not to, or become unable to, attend the applicable stockholder meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, or other nominee giving you the right to vote the shares.

In the event that, as a result of public health and travel concerns or recommendations that public health officials may issue in light of the COVID-19 pandemic, either the BFS board of directors or the BMC board of directors determines to hold the BFS stockholder meeting or the BMC stockholder meeting virtually in addition to, or in lieu of, holding the applicable stockholder meeting in person, Builders FirstSource or BMC, as applicable, will announce that fact as promptly as practicable after making such determination, and details on how to participate will be made available in the press release announcing such determination and will also be posted on the applicable company’s website at http://investors.bldr.com/press-releases or ir.buildwithbmc.com, respectively.

Q:	What matters will be considered at each of the stockholder meetings?

A:	At the BFS stockholder meeting, the stockholders of Builders FirstSource will be asked to consider and vote on the following proposals:

•	Approval of the issuance of shares of BFS common stock to BMC stockholders pursuant to the merger agreement.

•	Adoption of an amendment to the BFS charter to increase the number of authorized shares of BFS common stock.

•

Approval of the adjournment of the BFS stockholder meeting to solicit additional proxies if, within three business days prior to the date of the BFS stockholder meeting, there are not sufficient votes to approve the BFS share issuance proposal or adopt the BFS charter amendment proposal, or if Builders FirstSource is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the BFS stockholders.

At the BMC stockholder meeting, stockholders of BMC will be asked to consider and vote on the following proposals:

•	Adoption of the merger agreement.

•

Approval of, on an advisory (non-binding) basis, the compensation that will or may be paid to BMC’s named executive officers in connection with, based upon, or otherwise relating to the transactions contemplated by the merger agreement.

•

Approval of the adjournment of the BMC stockholder meeting to solicit additional proxies if, within three business days prior to the date of the BMC stockholder meeting, there are not sufficient votes to approve the BMC merger agreement proposal, or if BMC is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the BMC stockholders.

The approval of the BFS share issuance proposal and the adoption of the BFS charter amendment proposal and the BMC merger agreement proposal are conditions to the obligations of Builders FirstSource and BMC to complete the merger. None of the approvals of the BFS adjournment proposal, the BMC compensation proposal or the BMC adjournment proposal are conditions to the obligations of Builders FirstSource or BMC to complete the merger.

Q:	Does my vote matter?

A:

Yes. Your vote is very important, regardless of the number of shares you own. The merger cannot be completed unless the merger agreement is adopted by BMC stockholders, the BFS share issuance is approved by BFS stockholders, and the BFS charter amendment is adopted by BFS stockholders.

For BFS stockholders, if you do not return or submit your proxy or vote at the stockholder meeting as provided in this joint proxy statement/prospectus, the effect will be the same as a vote “AGAINST” the BFS charter amendment proposal. The BFS board of directors unanimously recommends that you vote “FOR” the BFS share issuance proposal, “FOR” the BFS charter amendment proposal, and “FOR” the BFS adjournment proposal.

For BMC stockholders, if you do not return or submit your proxy or vote at the stockholder meeting as provided in this joint proxy statement/prospectus, the effect will be the same as a vote “AGAINST” the BMC merger agreement proposal. The BMC board of directors unanimously recommends that you vote “FOR” the BMC merger agreement proposal, “FOR” the BMC compensation proposal, and “FOR” the BMC adjournment proposal.

Q:	How does the BFS board of directors recommend that I vote at the BFS stockholder meeting?

A:	The BFS board of directors unanimously recommends that you vote “FOR” the BFS share issuance proposal, “FOR” the BFS charter amendment proposal, and “FOR” the BFS adjournment proposal.

In considering the recommendations of the BFS board of directors, BFS stockholders should be aware that Builders FirstSource’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of BFS stockholders generally. For a description of these interests, please see the information provided in the section entitled “Interests of Builders FirstSource’s Directors and Executive Officers in the Merger” beginning on page 176.

Q:	How does the BMC board of directors recommend that I vote at the BMC stockholder meeting?

A:	The BMC board of directors unanimously recommends that you vote “FOR” the BMC merger agreement proposal, “FOR” the BMC compensation proposal, and “FOR” the BMC adjournment proposal.

In considering the recommendations of the BMC board of directors, BMC stockholders should be aware that BMC’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of BMC stockholders generally. These interests may include, among others, the payment of severance benefits and acceleration of outstanding BMC equity awards at the completion of the merger, and the execution of an employment agreement by and between Builders FirstSource, BMC, and David E. Flitman, effective as of and contingent upon the completion of the merger. For a description of these interests, please see the information provided in the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger” beginning on page 178.

Q:	Who is entitled to vote at the BFS stockholder meeting?

A:

The record date for the BFS stockholder meeting is November 13, 2020, which is referred to as the BFS record date. All holders of shares of BFS common stock who held shares at the close of business on the BFS record date are entitled to receive notice of, and to vote at, the BFS stockholder meeting (or any adjournment or postponement thereof). Each such holder of BFS common stock is entitled to cast one vote on each matter properly brought before the BFS stockholder meeting for each share of BFS common stock that such holder owned of record as of the BFS record date. Physical attendance at the stockholder meeting is not required for your shares of BFS common stock to be present and voted at the meeting. Please see the section entitled “The BFS Stockholder Meeting—Methods of Voting” beginning on page 61 for instructions on how to vote your shares without attending the BFS stockholder meeting.

Q:	Who is entitled to vote at the BMC stockholder meeting?

A:

The record date for the BMC stockholder meeting is November 13, 2020, which is referred to as the BMC record date. All holders of shares of BMC common stock who held shares at the close of business on the BMC record date are entitled to receive notice of, and to vote at, the BMC stockholder meeting (or any adjournment or postponement thereof). Each holder of BMC common stock is entitled to cast one vote on each matter properly brought before the BMC stockholder meeting for each share of BMC common stock that such holder owned of record as of the BMC record date. Physical attendance at the stockholder meeting is not required for your shares of BMC common stock to be present and voted at the meeting. Please see the section entitled “The BMC Stockholder Meeting—Methods of Voting” beginning on page 71 for instructions on how to vote your shares without attending the BMC stockholder meeting.

Q:	What is a proxy?

A:

A proxy is a stockholder’s legal designation of another person, which is referred to as a proxy, to vote shares of such stockholder’s common stock at a stockholder meeting. The document used to designate a proxy to vote your shares of BFS common stock or BMC common stock, as applicable, is referred to as a proxy card.

Q:	How many votes do I have for the BFS stockholder meeting?

A:

Each BFS stockholder is entitled to one vote for each share of BFS common stock held of record as of the close of business on the BFS record date on each proposal presented at the BFS stockholder meeting. As of the close of business on the BFS record date, there were 116,821,189 outstanding shares of BFS common stock.

Q:	How many votes do I have for the BMC stockholder meeting?

A:

Each BMC stockholder is entitled to one vote for each share of BMC common stock held of record as of the close of business on the BMC record date on each proposal presented at the BMC stockholder meeting. As of the close of business on the BMC record date, there were 67,283,930 outstanding shares of BMC common stock.

Q:	What constitutes a quorum for the BFS stockholder meeting?

A:

The holders of a majority of the outstanding shares of BFS common stock entitled to vote at the BFS stockholder meeting must be represented (in person or by proxy) at the BFS stockholder meeting (or any adjournment or postponement thereof) in order to constitute a quorum. Shares of BFS common stock represented (in person or by proxy) at the BFS stockholder meeting (or any adjournment or postponement thereof) and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes, if any, will be counted for purposes of determining a quorum.

Q:	What constitutes a quorum for the BMC stockholder meeting?

A:

The holders of a majority of the outstanding shares of BMC common stock entitled to vote at the BMC stockholder meeting must be represented (in person or by proxy) at the BMC stockholder meeting in order to constitute a quorum. Shares of BMC common stock represented (in person or by proxy) at the BMC stockholder meeting and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes, if any, will be counted for purposes of determining a quorum.

Q:	What is a “broker non-vote”?

A:

A “broker non-vote” results when banks, brokers, and other nominees return a valid proxy but do not vote on a particular proposal because (i) they do not have discretionary authority to vote on the matter because it is “non-routine” in nature, (ii) they have not received specific voting instructions from the beneficial owner of such shares, and (iii) at least one “routine” matter for which they do have discretionary authority to cast a vote appears on the same proxy. In such a case, the brokers would physically cross out the proposals on which they do not have voting discretion, and the crossed out proposals are the broker non-votes. If, as here, however, the only proposals at a meeting are non-routine, there will be no broker discretionary voting on at least one proposal. Thus, there will be no broker non-votes present at the stockholder meetings. In certain instances, a “broker non-vote,” if any, will have the same effect as a vote “AGAINST” a proposal. Please see the sections entitled “The BFS Stockholder Meeting—Quorum; Abstentions and Broker Non-Votes” and “The BMC Stockholder Meeting—Quorum; Abstentions and Broker Non-Votes” beginning on pages 60 and 70, respectively.

Q:

What stockholder vote is required for the approval of each proposal at the BFS stockholder meeting? What will happen if I fail to vote or abstain from voting on each proposal at the BFS stockholder meeting?

A:

BFS share issuance proposal. Approval of the BFS share issuance by the BFS stockholders requires the affirmative vote of the holders of a majority of the total number of shares of BFS common stock represented (in person or by proxy) and entitled to vote at the BFS stockholder meeting (or any adjournment or postponement thereof). Accordingly, a BFS stockholder’s abstention from voting (either by attending the BFS stockholder meeting in person and abstaining from voting or responding by proxy with an “abstain” vote) will have the same effect as a vote “AGAINST” the BFS share issuance proposal, while a broker non-vote, if any, or the failure of a BFS stockholder who does not attend the BFS stockholder meeting in person to vote (including the failure of a BFS stockholder who holds shares in “street name” through a bank, broker, or other nominee to give voting instructions to that bank, broker, or other nominee) will have no effect on the BFS share issuance proposal.

BFS charter amendment proposal. Adoption of the BFS charter amendment by the BFS stockholders requires the affirmative vote of a majority of the outstanding shares of BFS common stock entitled to vote on such proposal. Accordingly, a BFS stockholder’s abstention from voting, a broker non-vote, if any, or the failure of a BFS stockholder to vote (including the failure of a BFS stockholder who holds shares in “street name” through a bank, broker, or other nominee to give voting instructions to that bank, broker, or other nominee) will have the same effect as a vote “AGAINST” the BFS charter amendment proposal.

BFS adjournment proposal. The BFS stockholder meeting may be adjourned to solicit additional proxies if, within three business days prior to the date of the BFS stockholder meeting, there are not sufficient votes to approve the BFS share issuance proposal or the BFS charter amendment proposal, or if Builders FirstSource is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the BFS stockholders. Whether or not a quorum is present, the affirmative vote of the holders of a majority of the total number of shares of BFS common stock represented (in person or by proxy) and entitled to vote at the BFS stockholder meeting (or any adjournment or postponement thereof) is required to adjourn the BFS stockholder meeting (or any adjournment or postponement thereof). Accordingly, a BFS stockholder’s abstention from voting (either by attending the BFS stockholder meeting in person and abstaining from voting or responding by proxy with an «abstention» vote) will have the same effect as a vote “AGAINST” the BFS adjournment proposal, while a broker non-vote, if any, or the failure of a BFS stockholder who does not attend the BFS stockholder meeting in person to vote (including the failure of a BFS stockholder who holds shares in “street name” through a bank, broker, or other nominee to give voting instructions to that bank, broker, or other nominee) will have no effect on the BFS adjournment proposal.

Q:

What stockholder vote is required for the approval of each proposal at the BMC stockholder meeting? What will happen if I fail to vote or abstain from voting on each proposal at the BMC stockholder meeting?

A:

BMC merger agreement proposal. Adoption of the merger agreement by the stockholders of BMC requires the affirmative vote of a majority of the outstanding shares of BMC common stock entitled to vote on such proposal. Accordingly, a BMC stockholder’s abstention from voting, a broker non-vote, if any, or the failure of a BMC stockholder to vote (including the failure of a BMC stockholder who holds shares in “street name” through a bank, broker, or other nominee to give voting instructions to that bank, broker, or other nominee) will have the same effect as a vote “AGAINST” the proposal.

BMC compensation proposal. Approval of the BMC compensation proposal requires the affirmative vote of the holders of a majority of the shares of BMC common stock represented (in person or by proxy) at the BMC stockholder meeting and entitled to vote on such proposal. Accordingly, a BMC stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the BMC compensation proposal, while a broker non-vote, if any, or the failure of a BMC stockholder to vote (including the failure of a BMC stockholder who holds shares in “street name” through a bank, broker, or other nominee to give voting instructions to that bank, broker, or other nominee) will have no effect on the BMC compensation proposal, assuming a quorum is present.

BMC adjournment proposal. The BMC stockholder meeting may be adjourned to solicit additional proxies if, within three business days prior to the date of the BMC stockholder meeting, there are not sufficient votes to approve the BMC merger agreement proposal, or if BMC is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the BMC stockholders. The affirmative vote of the holders of a majority of the shares of BMC common stock represented (in person or by proxy) at the BMC stockholder meeting and entitled to vote on the proposal is required to approve the proposal adjourn the BMC stockholder meeting. A BMC stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the BMC adjournment proposal, while a broker non-vote, if any, or the failure of a BFS stockholder to vote (including the failure of a BMC stockholder who holds shares in “street name” through a bank, broker, or other nominee to give voting instructions to that bank, broker, or other nominee) will have no effect on the BMC adjournment proposal. The chairman of the BMC stockholder meeting may also adjourn the meeting, whether or not there is a quorum.

Q:	Why am I being asked to consider and cast an advisory (non-binding) vote on the BMC compensation proposal?

A:

Under SEC rules, BMC is required to seek an advisory (non-binding) vote of its stockholders with respect to the compensation that will or may be paid or become payable to BMC’s named executive officers in connection with, based upon, or otherwise relating to the merger, also known as “golden parachute” compensation.

Q:	What happens if BMC stockholders do not approve, by an advisory (non-binding) vote, the BMC compensation proposal?

A:

Approval of the BMC compensation proposal is not required, nor is it a condition to the obligations of BMC, Builders FirstSource, or Merger Sub to complete the merger. The vote is an advisory (non-binding) vote. If the merger agreement is adopted by BMC stockholders, the BFS share issuance is approved by BFS stockholders, and the BFS charter amendment is adopted by BFS stockholders, then the merger-related compensation will or may be paid to BMC’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements, regardless of the outcome of the vote on the BMC compensation proposal.

Q:	What if I hold shares in both Builders FirstSource and BMC?

A:

If you are both a BFS stockholder and a BMC stockholder, you will receive separate packages of proxy materials from each company. A vote cast as a BFS stockholder will not count as a vote cast as a BMC stockholder, and a vote cast as a BMC stockholder will not count as a vote cast as a BFS stockholder. Therefore, please complete, sign, date, and return your proxy card (or cast your vote over the Internet, or by telephone, as provided on each proxy card) for both your shares of BFS common stock and your shares of BMC common stock.

Q:	How can I vote my shares in person at my respective stockholder meeting?

A:

Record holders. Shares held directly in your name as the stockholder of record of Builders FirstSource or BMC may be voted in person at the BFS stockholder meeting or the BMC stockholder meeting, as applicable, or any adjournment or postponement thereof. If you choose to vote your shares in person at the respective stockholder meeting, please bring your enclosed proxy card and current, government-issued photo identification.

Shares in “street name.” Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, or other nominee giving you the right to vote the shares, and you bring the signed legal proxy to the applicable stockholder meeting. If you choose to vote your shares in person at the BFS stockholder meeting or BMC stockholder meeting, as applicable, or any adjournment or postponement thereof, please bring current, government-issued photo identification.

Even if you plan to attend the BFS stockholder meeting or the BMC stockholder meeting, as applicable, Builders FirstSource and BMC recommend that you submit a proxy to vote your shares in advance as described below so that your vote will be counted if you later decide not to, or become unable to, attend the applicable stockholder meeting. The use of video, still photography, or audio recording at either of the stockholder meetings is not permitted. For the safety of attendees, all bags, packages, and briefcases are subject to inspection.

In the event that, as a result of public health and travel concerns or recommendations that public health officials may issue in light of the COVID-19 pandemic, either the BFS board of directors or the BMC board of directors determines to hold the BFS stockholder meeting or the BMC stockholder meeting virtually in addition to, or in lieu of, holding the applicable stockholder meeting in person, Builders FirstSource or BMC, as applicable, will announce that fact as promptly as practicable after making such determination, and details on how to participate will be made available in the press release announcing such determination and will also be posted on the applicable company’s website at http://investors.bldr.com/press-releases or ir.buildwithbmc.com, respectively.

Additional information on attending the stockholder meetings can be found under the sections entitled “The BFS Stockholder Meeting” and “The BMC Stockholder Meeting” beginning on pages 59 and 69, respectively.

Q:	How can I vote my shares without attending my respective stockholder meeting?

A:

Whether you hold your shares directly as the stockholder of record of Builders FirstSource or BMC or beneficially in “street name,” you may direct your vote by proxy without attending the BFS stockholder meeting or the BMC stockholder meeting, as applicable. You can vote by proxy over the Internet, by telephone, or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, or other nominee.

Additional information on voting procedures can be found under the sections entitled “The BFS Stockholder Meeting” and “The BMC Stockholder Meeting” beginning on pages 59 and 69, respectively.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name?”

A:

If your shares of common stock in Builders FirstSource or BMC are registered directly in your name with Computershare Trust Company, N.A., which is referred to as Computershare and is the transfer agent for both Builders FirstSource and BMC, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy for your vote, directly to Builders FirstSource or BMC, as applicable, or to a third party, to vote at the respective stockholder meeting.

If your shares of common stock in Builders FirstSource or BMC are held by a bank, broker, or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, broker, or other nominee is considered the stockholder of record with respect to those shares. Your bank, broker, or other nominee will provide you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the BFS stockholder meeting or the BMC stockholder meeting, as applicable; however, you may not vote these shares in person at the respective stockholder meeting unless you obtain a signed legal proxy, executed in your favor, from your bank, broker, or other nominee that holds your shares, giving you the right to vote the shares in person at the applicable stockholder meeting, and you bring the signed legal proxy to the applicable stockholder meeting.

Q:	If my shares of BFS common stock or BMC common stock are held in “street name” by my bank, broker, or other nominee, will my bank, broker, or other nominee automatically vote those shares for me?

A:

No. Your bank, broker, or other nominee will only be permitted to vote your shares of BFS common stock or BMC common stock, as applicable, if you instruct your bank, broker, or other nominee how to vote. You should follow the procedures provided by your bank, broker, or other nominee regarding the voting of your shares. Banks, brokers, and other nominees who hold shares of BFS common stock or BMC common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which includes all the proposals currently scheduled to be considered and voted on at each of the BFS stockholder meeting and BMC stockholder meeting. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers, and other nominees are not empowered to vote such shares.

For BFS stockholders, the effect of not instructing your bank, broker, or other nominee how you wish to vote your shares will be the same as a vote “AGAINST” the BFS charter amendment proposal, but will not be counted as “FOR” or “AGAINST” and will have no effect on the BFS share issuance proposal (assuming a quorum is present at the BFS stockholder meeting) or the BFS adjournment proposal.

For BMC stockholders, the effect of not instructing your bank, broker, or other nominee how you wish to vote your shares will be the same as a vote “AGAINST” the BMC merger agreement proposal, but will not be counted as “FOR” or “AGAINST” the BMC compensation proposal or the BMC adjournment proposal and, assuming a quorum is present at the BMC stockholder meeting, will have no effect on the BMC compensation proposal or the BMC adjournment proposal.

Q:	What should I do if I receive more than one set of voting materials for the same stockholder meeting?

A:

If you hold shares of BFS common stock or BMC common stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of BFS common stock or BMC common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same stockholder meeting. You should vote all sets of voting materials you receive.

Record holders. For shares held directly, please complete, sign, date, and return each proxy card (or cast your vote over the Internet or by telephone, as provided on each proxy card), or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of BFS common stock or BMC common stock are voted.

Shares in “street name.” For shares held in “street name” through a bank, broker, or other nominee, you should follow the procedures provided by each applicable bank, broker, or other nominee to vote your shares held in “street name” by such bank, broker, or other nominee.

Q:	If a stockholder gives a proxy, how are the shares of Builders FirstSource or BMC common stock voted?

A:

Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of BFS common stock or BMC common stock, as applicable, in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of BFS common stock or BMC common stock, as applicable, should be voted for or against, or abstain from voting on, all, some, or none of the specific items of business to come before the applicable stockholder meeting.

Q:	How will my shares of BFS common stock be voted if I return a blank proxy?

A:

If you are a stockholder of record and you sign, date, and return your proxy but do not indicate how you want your shares of BFS common stock to be voted, then your shares of BFS common stock will be voted “FOR” the BFS share issuance proposal, “FOR” the BFS charter amendment proposal, and “FOR” the BFS adjournment proposal.

Q:	How will my shares of BMC common stock be voted if I return a blank proxy?

A:

If you are a stockholder of record and you sign, date, and return your proxy but do not indicate how you want your shares of BMC common stock to be voted, then your shares of BMC common stock will be voted

“FOR” the BMC merger agreement proposal, “FOR” the BMC compensation proposal, and “FOR” the BMC adjournment proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:

Yes. You may revoke your proxy or change your vote before your proxy is voted at the applicable stockholder meeting. Any stockholder giving a proxy has the right to revoke such proxy before it is voted at the applicable stockholder meeting by doing any of the following:

•

subsequently submitting a new proxy (including by submitting a proxy via the Internet or telephone) at a later date than your original proxy so that the new proxy is received by the deadline specified on the accompanying proxy card;

•

sending to Builders FirstSource’s corporate secretary or BMC’s corporate secretary, as applicable, a signed written notice, bearing a later date than your original proxy, that you revoke your proxy and mailing it so that it is received prior to the BFS stockholder meeting or the BMC stockholder meeting; or

•	voting in person at the applicable stockholder meeting, which will automatically cancel any proxy previously given, or revoking your proxy in person at the applicable stockholder meeting.

Execution or revocation of a proxy will not in any way affect your right to attend the applicable stockholder meeting and vote in person. Attending the applicable stockholder meeting will not, by itself, revoke a proxy. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed:

if you are a BFS stockholder, to:	if you are a BMC stockholder, to:
Builders FirstSource, Inc. Attention: Corporate Secretary 2001 Bryan Street, Suite 1600 Dallas, Texas 75201	BMC Stock Holdings, Inc. Attention: Corporate Secretary 4800 Falls of Neuse Road, Suite 400 Raleigh, North Carolina 27609

Q:	If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker, or other nominee?

If your shares are held in the name of a bank, broker, or other nominee and you previously provided voting instructions to your bank, broker, or other nominee, you should follow the instructions provided by your bank, broker, or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the stockholder meetings?

A:

The preliminary voting results for each stockholder meeting will be announced at that stockholder meeting. In addition, within four business days after completion of its respective stockholder meeting, each of Builders FirstSource and BMC intends to file the final voting results of its respective stockholder meeting with the SEC on a Current Report on Form 8-K.

Q:	If I do not favor the merger, what are my rights?

A:

Neither BFS stockholders nor BMC stockholders are entitled to dissenters’ or appraisal rights under the DGCL or otherwise. If they are not in favor of the merger, BFS stockholders may vote against the BFS share issuance proposal and/or the BFS charter amendment proposal, and BMC stockholders may vote against the BMC merger agreement proposal. For more information, please see the section entitled “No Appraisal Rights” beginning on page 203. Information about how BFS stockholders may vote on the proposals being considered in connection with the merger can be found under the section entitled “The BFS Stockholder Meeting” beginning on page 59. Information about how BMC stockholders may vote on the proposals being considered in connection with the merger can be found under the section entitled “The BMC Stockholder Meeting” beginning on page 69.

Q:	Are there any risks that I should consider in deciding whether to vote in favor of the BMC merger agreement proposal, the BFS share issuance proposal, or the BFS charter amendment proposal?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 43. You also should read and carefully consider the risk factors of Builders FirstSource and BMC contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What happens if I sell my shares of BFS common stock or BMC common stock before the respective stockholder meeting?

A:

The BFS record date is earlier than the date of the BFS stockholder meeting, and the BMC record date is earlier than the date of the BMC stockholder meeting. If you transfer your shares of BFS common stock or BMC common stock after the respective record date, but before the applicable stockholder meeting, you will, unless special arrangements are made, retain your right to vote at the applicable stockholder meeting. However, in the case of BMC stockholders, if you transfer your shares prior to completion of the merger, you will not have the right to receive the merger consideration. In order to receive the merger consideration, you must continue to hold your shares of BMC common stock immediately prior to completion of the merger.

Q:	What will happen to Builders FirstSource and BMC as a result of the merger?

A:

In the merger, Merger Sub, a wholly owned subsidiary of Builders FirstSource, will merge with and into BMC, with BMC surviving the merger as a wholly owned subsidiary of Builders FirstSource. As a result, upon completion of the merger, BMC will no longer be a public company and its shares will be delisted from Nasdaq, deregistered under the Exchange Act, and cease to be publicly traded.

Q:	What will I receive if the merger is completed?

A:

If the merger is completed, each outstanding share of BMC common stock (other than shares of BMC common stock owned of record or beneficially owned by Builders FirstSource, Merger Sub, or BMC (including shares held as treasury stock or otherwise) immediately prior to the effective time, which shares are referred to as canceled shares) will be converted into the right to receive 1.3125 shares of BFS common stock, which ratio is referred to as the exchange ratio, and which amount of BFS common stock is referred to as the merger consideration. No fractional shares of BFS common stock will be issued upon the conversion of shares of BMC common stock pursuant to the merger agreement. Rather, each BMC stockholder that otherwise would have been entitled to receive a fraction of a share of BFS common stock will be entitled to receive cash in lieu of such fractional share. BMC stockholders may also be entitled to receive dividends or other distributions payable with respect to the shares of BFS common stock they are entitled to receive pursuant to the exchange ratio, if applicable.

If the merger is completed, BFS stockholders will not receive any merger consideration and will continue to own their existing shares of BFS common stock.

Q:	What is the value of the merger consideration?

Builders FirstSource will issue a fixed number of shares of BFS common stock in exchange for each share of BMC common stock. As a result, the implied value of the merger consideration to be received by BMC stockholders will fluctuate based on any changes in the market price of BFS common stock prior to the completion of the merger. Accordingly, such implied value of the per share merger consideration to be received by BMC stockholders upon completion of the merger could be greater than, less than, or the same as the implied value of the merger consideration on the date of this joint proxy statement/prospectus. We urge you to obtain current market quotations for the shares of BFS common stock and BMC common stock. BFS common stock and BMC common stock are listed on Nasdaq under the symbols “BLDR” and “BMCH,” respectively.

For more information on the exchange ratio and the merger consideration, please see the sections entitled “The Merger—Exchange Ratio” and “The Merger Agreement—Merger Consideration” beginning on pages 79 and 137, respectively.

Q:	If I am a BMC stockholder, where will the BFS common stock that I receive in the merger be publicly traded?

A:	The shares of BFS common stock to be issued in the merger will be listed for trading on Nasdaq.

Q:	If I am a BMC stockholder, how will I receive the merger consideration to which I am entitled?

A:

If you hold your shares of BMC common stock in book-entry form, you will not be required to take any specific actions to exchange your shares for shares of BFS common stock. Upon the completion of the merger, shares of BMC common stock held in book-entry form will be automatically exchanged for the appropriate number of shares of BFS common stock in book-entry form, together with any cash in lieu of fractional shares and any unpaid dividends and distributions, in accordance with the merger agreement. If you hold your shares of BMC common stock in certificated form, after receiving the proper documentation from you, following the effective time, the exchange agent will deliver to you the appropriate number of shares of BFS common stock in book-entry form, together with any cash in lieu of fractional shares and any unpaid dividends and distributions, in accordance with the merger agreement. More information may be found in the sections entitled “The Merger—Exchange of Shares” and “The Merger Agreement—Exchange of BMC Stock Certificates and Book-Entry Shares” beginning on pages 133 and 138, respectively.

Q:	What will happen to the Builders FirstSource equity compensation plans? Will Builders FirstSource equity awards be affected by the merger?

A:

The merger will not constitute a change in control for purposes of the Builders FirstSource 1998 Stock Incentive Plan, 2005 Equity Incentive Plan, 2007 Incentive Plan, or 2014 Incentive Plan, each, as amended, which are collectively referred to as the BFS Stock Plans. The BFS Stock Plans will remain in effect in accordance with their terms, and Builders FirstSource equity awards will remain outstanding as equity awards relating to shares of BFS common stock and will not be affected by the merger.

Q:	Will BMC equity awards be affected by the merger?

A:	At the effective time:

•

each outstanding BMC stock option held by an individual who is an employee or service provider of BMC immediately prior to the effective time will become an option to purchase shares of BFS common stock, with the number of shares and the exercise price adjusted by the exchange ratio;

•

each outstanding BMC stock option held by an individual who is not an employee or service provider of BMC immediately prior to the effective time will be converted into the right to receive cash in an amount equal to the product of (i) the number of shares of BMC common stock subject to such BMC stock option as of immediately prior to the effective time and (ii) the excess of (a) the average closing market value of 1.3125 shares of BFS common stock for the 10 trading days prior to the closing over (b) the applicable exercise price per share of such option, subject to applicable withholding taxes; and

•

except as may otherwise be agreed upon between Builders FirstSource and any holder thereof, each outstanding BMC time-vested restricted stock unit, which are referred to as BMC RSUs, and BMC performance-vested restricted stock unit, which are referred to as BMC PSUs, will vest and settle in a number of shares of BFS common stock equal to the number of shares of BMC common stock otherwise issuable upon settlement of such BMC RSU or BMC PSU (assuming vesting at target level of performance for BMC PSUs), multiplied by the exchange ratio, and subject to applicable withholding taxes.

For more information, please see the information provided in the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger” beginning on page 178.

Q:	What will happen to the BMC equity compensation plans?

A:

At the effective time, Builders FirstSource will assume the Stock Building Supply, Inc. 2013 Incentive Compensation Plan and the BMC 2020 Incentive Compensation Plan, which are collectively referred to as the BMC Stock Plans, and will be entitled to grant awards under the BMC Stock Plans following the effective time to (i) individuals who were employed by or performing services for BMC and its subsidiaries immediately prior to the effective time and (ii) individuals who are hired by or begin performing services for Builders FirstSource and its subsidiaries following the effective time, in each case, using the shares authorized and available (or that may again become available) for issuance under the BMC Stock Plans as of the effective time, subject to any limitations under applicable law or any applicable securities exchange listing requirements, except that: (i) shares covered by such awards shall be shares of BFS common stock; (ii) all references in the BMC Stock Plans to a number of shares of BMC common stock will be deemed amended to refer instead to a number of shares of BFS common stock determined by multiplying the number of referenced shares of BMC common stock by the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of BFS common stock; (iii) the compensation committee of the BFS board of directors will succeed the authority and responsibility of the BMC board of directors or any committee thereof with respect to the administration of the BMC Stock Plans; and (iv) the BMC Stock Plans will be subject to administrative procedures consistent with those in effect under Builders FirstSource’s equity compensation plans. In addition, at the effective time, Builders FirstSource will assume all obligations of BMC under the BMC Stock Plans with respect to each assumed stock option, subject to certain required adjustments and the award agreements evidencing the grant of such BMC stock options to be converted into assumed stock options.

Q:	What are the material United States federal income tax consequences of the merger to BMC stockholders?

A:

BMC stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of BFS common stock. A more detailed discussion of the material U.S. federal income tax consequences of the merger can be found in the section entitled “Material United States Federal Income Tax Consequences” beginning on page 186.

The tax consequences of the transactions to any particular BMC stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Q:	When is the merger expected to be completed?

A:

Subject to the satisfaction or waiver of the conditions to the completion of the merger described under the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152, including the approval of the BFS share issuance and adoption of the BFS charter amendment by BFS stockholders at the BFS stockholder meeting (or any adjournment or postponement thereof) and the adoption of the merger agreement by BMC stockholders at the BMC stockholder meeting (or any adjournment or postponement thereof), the merger is expected to close in late 2020 or early 2021. However, neither Builders FirstSource nor BMC can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to customary closing conditions, some of which are outside the control of both companies. Please see also the section entitled “The Merger—Regulatory Approvals” beginning on page 130.

Q:	What are the conditions to the completion of the merger?

A:

In addition to the approval of the BFS share issuance and the adoption of the BFS charter amendment by the holders of BFS common stock and the adoption of the merger agreement by the holders of BMC common stock, completion of the merger is subject to the satisfaction (or waiver to the extent legally permissible) by each party of a number of additional conditions, including:

•	approval for listing on Nasdaq, subject to official notice of issuance, of the shares of BFS common stock to be issued in the BFS share issuance;

•

the absence of any law or order (whether preliminary, temporary or permanent) enacted or promulgated and remaining in effect that enjoins, prevents, makes illegal, or prohibits the completion of the merger or the BFS stock issuance;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC;

•

expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, applicable to the transactions contemplated by the merger agreement;

•	the effectiveness of the BFS charter amendment;

•	the accuracy of the other party’s representations and warranties made in the merger agreement, subject to the materiality standards in the merger agreement;

•

the performance, in all material respects, of all of the other party’s obligations under the merger agreement required to be performed at or prior to the completion of the merger and the compliance, in all material respects, by the other party with all of the covenants and conditions required to be complied with by such other party at or prior to the completion of the merger;

•

since the date of the merger agreement there must not have occurred and be continuing with respect to the other party any material adverse effect or any event, change, effect, development, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a material adverse effect on such other party;

•

such party must have received a certificate executed by an executive officer of the other party certifying as to the satisfaction of the conditions in the three preceding bullets regarding representations and warranties, the performance of covenants, and the absence of any material adverse effect; and

•

such party must have received a written legal opinion of such party’s counsel or another nationally recognized law firm to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code.

No assurance can be given that the required consents and approvals will be obtained or that the required conditions to the completion of the merger will be satisfied. Even if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that Builders FirstSource and BMC expect to achieve if the merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, please see the sections entitled “The Merger Agreement—Conditions to the Completion of the Merger” and “The Merger—Regulatory Approvals” beginning on pages 152 and 130, respectively.

Q:	What happens if the merger is not completed?

A:

If the merger agreement is not adopted by BMC stockholders, if the BFS share issuance is not approved by BFS stockholders, if the BFS charter amendment is not adopted by BFS stockholders, or if the merger is not completed for any other reason, BMC stockholders will not receive any merger consideration for their shares of BMC common stock in connection with the merger. Instead, BMC will remain an independent public company and its common stock will continue to be listed on Nasdaq, and Builders FirstSource will not complete the BFS share issuance or the BFS charter amendment. If the merger agreement is terminated under specified circumstances, BMC may be required to pay Builders FirstSource a termination fee of $66 million. If the merger agreement is terminated under other specified circumstances, Builders FirstSource may be required to pay BMC a termination fee of $100 million. Please see the section entitled “The Merger Agreement—Termination Fees” beginning on page 156 for a more detailed discussion of these termination fees.

Q:	What respective equity stakes will BFS stockholders and BMC stockholders hold in the combined company immediately following the merger?

A:

Immediately following completion of the merger, holders of shares of BFS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 57% of the issued and outstanding shares of BFS common stock, and holders of shares of BMC common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 43% of the issued and outstanding shares of BFS common stock, on a fully diluted basis and based on the number of shares of BFS common stock and BMC common stock outstanding as of November 13, 2020. The exact equity stake of BFS stockholders and BMC stockholders in the combined company immediately following the merger will depend on the number of shares of BFS common stock and BMC common stock issued and outstanding immediately prior to the merger.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Builders FirstSource has engaged Morrow Sodali LLC, which is referred to as Morrow Sodali, to assist in the solicitation of proxies for the BFS stockholder meeting. BFS estimates that it will pay Morrow Sodali a fee of approximately $15,000, plus reasonable expenses. Builders FirstSource has agreed to indemnify Morrow Sodali against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). BMC has engaged Innisfree M&A Incorporated, which is referred to as Innisfree, to assist in the solicitation of proxies for the BMC stockholder meeting. BMC estimates that it will pay Innisfree a fee of approximately $25,000, plus reasonable expenses. BMC has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Builders FirstSource and BMC also may be required to reimburse banks, brokers, and other nominees for their expenses in forwarding proxy materials to beneficial owners of BFS common stock and BMC common stock, respectively. Builders FirstSource’s directors, officers, and employees and BMC’s directors, officers, and employees also may solicit proxies by mail, by telephone, by electronic means, or in person, but they will not be paid any additional amounts for such soliciting of proxies.

Q:	What should I do now?

A:

You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, and return your completed, signed, and dated proxy card(s) by mail in the enclosed postage-paid envelope(s) or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions. If your shares are held in the name of a bank, broker, or other nominee, please follow the instructions on the enclosed voting instruction form furnished by such bank, broker, or other nominee.

Q:	Whom do I call if I have questions about the BFS stockholder meeting, the BMC stockholder meeting, or the merger?

A:

If you have questions about the BFS stockholder meeting, the BMC stockholder meeting, or the merger, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact:

if you are a BFS stockholder: Morrow Sodali LLC 509 Madison Avenue, Suite 1206 New York, New York 10022 Stockholders may call toll-free: (800) 662-5200 if you are a BMC stockholder:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll-free: (877) 750-8166

Banks and brokers may call collect: (212) 750-5833

SUMMARY

For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that may be important to you as a BFS stockholder or a BMC stockholder. To understand the merger fully and for a more complete description of the terms of the merger, you should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 213.

The Parties to the Merger (Page 57)

Builders FirstSource, Inc.

Builders FirstSource, Inc., a Delaware corporation, is the largest U.S. supplier of building products, prefabricated components, and value-added services to the professional market segment for new residential construction and repair and remodeling. Builders FirstSource provides customers an integrated homebuilding solution, offering manufacturing, supply, delivery, and installation of a full range of structural and related building products. Builders FirstSource operates in 40 states with approximately 400 locations, and has a market presence in 77 of the top 100 metropolitan statistical areas, providing geographic diversity and balanced end-market exposure. Builders FirstSource services customers from strategically located distribution and manufacturing facilities that produce value-added products such as roof and floor trusses, wall panels, stairs, vinyl windows, custom millwork, and pre-hung doors. It also distributes dimensional lumber and lumber sheet goods, millwork, windows, interiors and exterior doors, and other building products. Builders FirstSource’s principal executive offices are located at 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, and its telephone number is (214) 880-3500.

BMC Stock Holdings, Inc.

BMC Stock Holdings, Inc., a Delaware corporation, is a leading provider of diversified building materials and solutions to new construction builders and professional remodelers in the U.S. BMC’s comprehensive portfolio of products and services spans building materials, including millwork and structural component manufacturing capabilities, consultative showrooms and design centers, value-added installation management, and an innovative eBusiness platform. BMC serves 45 metropolitan areas across 18 states, principally in the South and West regions. BMC’s principal executive office is located at 4800 Falls of Neuse Road, Suite 400, Raleigh, North Carolina 27609, and its telephone number is (919) 431-1000.

Boston Merger Sub I Inc.

Boston Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Builders FirstSource, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the merger and the other transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into BMC, with BMC surviving the merger as a wholly owned subsidiary of Builders FirstSource. Merger Sub’s principal executive offices are located at c/o Builders FirstSource, Inc., 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, and its telephone number is (214) 880-3500.

The BFS Stockholder Meeting (Page 59)

The BFS stockholder meeting is scheduled to be held at the corporate headquarters of Builders FirstSource, located at 2001 Bryan Street, Suite 1600, Dallas, Texas on December 22, 2020, beginning at 9:00 a.m., Central Time. In the event that, as a result of public health and travel concerns or recommendations that public health officials may issue in light of the COVID-19 pandemic, the BFS board of directors determines to hold the BFS stockholder meeting virtually in addition to, or in lieu of, holding the BFS stockholder meeting in person, Builders FirstSource will announce that fact as promptly as practicable after making such determination, and details on how to participate will be made available in the press release announcing such determination and will also be posted on the Builders FirstSource website at http://investors.bldr.com/press-releases.

The purposes of the BFS stockholder meeting are as follows:

•	BFS share issuance proposal. To approve the issuance of shares of BFS common stock to the stockholders of BMC pursuant to the merger agreement.

•	BFS charter amendment proposal. To adopt an amendment to the BFS charter to increase the number of authorized shares of BFS common stock.

•

BFS adjournment proposal. To approve the adjournment of the BFS stockholder meeting to solicit additional proxies if, within three business days prior to the date of the BFS stockholder meeting, there are not sufficient votes to approve the BFS share issuance proposal or the BFS charter amendment proposal, or if Builders FirstSource is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to BFS stockholders.

Completion of the merger is conditioned on the approval of the BFS share issuance and adoption of the BFS charter amendment by the BFS stockholders.

Only holders of record of issued and outstanding shares of BFS common stock at the close of business on November 13, 2020, the BFS record date, are entitled to notice of, and to vote at, the BFS stockholder meeting (or any adjournment or postponement thereof). For any matter properly brought before the BFS stockholder meeting, BFS stockholders may cast one vote for each share of BFS common stock owned at the close of business on the BFS record date.

The BFS share issuance proposal requires the affirmative vote of the holders of a majority of the total number of shares of BFS common stock represented (in person or by proxy) and entitled to vote at the BFS stockholder meeting (or any adjournment or postponement thereof), assuming a quorum is present. An abstention (either by attending the BFS stockholder meeting in person and abstaining from voting or responding by proxy with an “abstention” vote) will have the same effect as a vote “AGAINST” the BFS share issuance proposal, while a broker non-vote, if any, or other failure of a BFS stockholder who does not attend the BFS stockholder meeting in person to vote will have no effect on the outcome of the BFS share issuance proposal, assuming a quorum is present.

The BFS charter amendment proposal requires the affirmative vote of a majority of the outstanding shares of BFS common stock entitled to vote on such proposal. An abstention, a broker non-vote, if any, or any other failure to vote will have the same effect as a vote “AGAINST” the BFS charter amendment proposal.

Whether or not there is a quorum, the approval of the BFS adjournment proposal requires the affirmative vote of the holders of a majority of the total number of shares of BFS common stock represented (in person or by proxy) and entitled to vote at the BFS stockholder meeting (or any adjournment or postponement thereof). An abstention (either by attending the BFS stockholder meeting in person and abstaining from voting or responding by proxy with an “abstention” vote) will have the same effect as a vote “AGAINST”

the BFS adjournment proposal, while a broker non-vote, if any, or other failure of a BFS stockholder who does not attend the BFS stockholder meeting in person to vote will have no effect on the outcome of the BFS adjournment proposal.

Information about how BFS stockholders may vote on the proposals solicited in connection with the merger can be found under the section entitled “The BFS Stockholder Meeting” beginning on page 59.

The BMC Stockholder Meeting (Page 69)

The BMC stockholder meeting is scheduled to be held at the Embassy Suites, 8001 Arco Corporate Drive, Raleigh, North Carolina 27617 on December 22, 2020, beginning at 10:00 a.m., Eastern Time. In the event that, as a result of public health and travel concerns or recommendations that public health officials may issue in light of the COVID-19 pandemic, the BMC board of directors determines to hold the BMC stockholder meeting virtually in addition to, or in lieu of, holding the BMC stockholder meeting in person, BMC will announce that fact as promptly as practicable after making this determination, and details on how to participate will be made available in the press release announcing such determination and will also be posted on the BMC website at ir.buildwithbmc.com.

The purposes of the BMC stockholder meeting are as follows:

•	BMC merger agreement proposal. To adopt the merger agreement.

•	BMC compensation proposal. To approve, on an advisory (non-binding) basis, the BMC compensation proposal.

•

BMC adjournment proposal. To approve the adjournment of the BMC stockholder meeting to solicit additional proxies if, within three business days prior to the date of the BMC stockholder meeting, there are not sufficient votes to approve the BMC merger agreement proposal, or if BMC is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to BMC stockholders.

Completion of the merger is conditioned on the adoption of the merger agreement by the BMC stockholders.

Only holders of record of issued and outstanding shares of BMC common stock at the close of business on November 13, 2020, the BMC record date, are entitled to notice of, and to vote at, the BMC stockholder meeting (or any adjournment or postponement thereof). For any matter properly brought before the BMC stockholder meeting, BMC stockholders may cast one vote for each share of BMC common stock owned at the close of business on the BMC record date.

The BMC merger agreement proposal requires the affirmative vote of a majority of the outstanding shares of BMC common stock entitled to vote on such proposal. An abstention, a broker non-vote, if any, or any other failure to vote will have the same effect as a vote “AGAINST” the BMC merger agreement proposal.

The BMC compensation proposal requires the affirmative vote of the holders of a majority of shares of BMC common stock represented (in person or by proxy) at the BMC stockholder meeting (or any adjournment or postponement thereof) and entitled to vote on the proposal. An abstention will have the same effect as a vote “AGAINST” the BMC compensation proposal, while a broker non-vote, if any, or other failure to vote will have no effect on the vote on the BMC compensation proposal, assuming a quorum is present.

The approval of the BMC adjournment proposal requires the affirmative vote of the holders of a majority of the shares of BMC common stock represented (in person or by proxy) at the BMC stockholder meeting (or any adjournment or postponement thereof) and entitled to vote on the proposal. An abstention will have the same effect as a vote “AGAINST” the BMC adjournment proposal, while a broker non-vote, if any, or other failure to vote will have no effect on the outcome of the BMC adjournment proposal, assuming a quorum is present.

Information about how BMC stockholders may vote on the proposals solicited in connection with the merger can be found under the section entitled “The BMC Stockholder Meeting” beginning on page 69.

The Merger and the Merger Agreement (Pages 79 and 136, respectively)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Pursuant to the merger agreement, Merger Sub will merge with and into BMC. As a result of the merger, the separate existence of Merger Sub will cease, and BMC will continue its existence under the laws of the State of Delaware as the surviving corporation and a wholly owned subsidiary of Builders FirstSource. Following the merger, BMC common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act, and will cease to be publicly traded.

Exchange Ratio; Merger Consideration (Pages 79 and 137)

At the effective time, each share of BMC common stock (other than canceled shares) will be converted into the right to receive 1.3125 shares of BFS common stock, which ratio is referred to as the exchange ratio, and which amount of BFS common stock is referred to as the merger consideration. The exchange ratio is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either the BFS common stock or the BMC common stock changes. No fractional shares of BFS common stock will be issued upon the conversion of shares of BMC common stock pursuant to the merger agreement. Following the effective time, the exchange agent will aggregate all fractional shares of BFS common stock that would otherwise have been required to be distributed pursuant to the merger agreement and cause them to be sold in round lots (to the extent practicable) on Nasdaq at the then-prevailing prices. Each holder of BMC common shares that otherwise would have been entitled to receive a fraction of a share of BFS common stock pursuant to the merger agreement will, in lieu thereof, be entitled to receive from the proceeds from such sales by the exchange agent, rounded to the nearest whole cent and without interest, an amount equal to such holder’s proportionate interest in the proceeds from such sales, based on the fractional shares of BFS common stock to which such holder would otherwise be entitled. BMC stockholders may also be entitled to receive dividends or other distributions payable with respect to the shares of BFS common stock they are entitled to receive pursuant to the exchange ratio, if applicable.

BFS stockholders will continue to own their existing shares, which will not be affected by the merger and which will constitute shares of the combined company following completion of the merger.

For more information on the exchange ratio and the merger consideration, please see the sections entitled “The Merger—Exchange Ratio” beginning on page 79 and “The Merger Agreement—Merger Consideration” beginning on page 137.

Treatment of Existing BMC Equity Awards (Page 139)

At the effective time:

•

each outstanding BMC stock option held by an individual who is an employee or service provider of BMC immediately prior to the effective time will become an option to purchase shares of BFS common stock, with the number of shares and the exercise price adjusted by the exchange ratio;

•

each outstanding BMC stock option held by an individual who is not an employee or service provider of BMC immediately prior to the effective time will be converted into the right to receive cash in an amount equal to the product of (i) the number of shares of BMC common stock subject to such BMC stock option as of immediately prior to the effective time and (ii) the excess of (a) the average closing market value of 1.3125 shares of BFS common stock for the 10 trading days prior to the completion of the merger over (b) the applicable exercise price per share of such option, subject to applicable withholding taxes; and

•

except as may otherwise be agreed upon between Builders FirstSource and any holder thereof, each outstanding BMC RSU and each BMC PSU will vest and settle in a number of shares of BFS common stock equal to the number of shares of BMC common stock otherwise issuable upon settlement of such BMC RSU or BMC PSU (assuming vesting at target level of performance for BMC PSUs), multiplied by the exchange ratio, and subject to applicable withholding taxes.

For more information, please see the sections entitled “The Merger Agreement—Treatment of Equity Awards” and “Interests of BMC’s Directors and Executive Officers in the Merger” beginning on pages 139 and 178, respectively.

Recommendation of the BFS Board of Directors; Builders FirstSource’s Reasons for the Merger (Page 99)

The BFS board of directors unanimously recommends that BFS stockholders vote “FOR” the BFS share issuance proposal (BFS Proposal 1), “FOR” the BFS charter amendment proposal (BFS Proposal 2), and “FOR” the BFS adjournment proposal (BFS Proposal 3).

The BFS board of directors unanimously authorized, approved and declared advisable the merger agreement and the completion of the merger, the BFS share issuance, and the other transactions contemplated thereby by the merger agreement; approved and adopted the BFS charter amendment, subject to approval of the BFS share issuance and adoption of the BFS charter amendment by BFS stockholders at the BFS stockholder meeting; and recommended that the BFS stockholders approve the BFS share issuance and adopt the BFS charter amendment. In reaching its decision to authorize, approve and declare advisable the merger agreement and the transactions contemplated thereby, including the BFS share issuance, to approve and adopt the BFS charter amendment, in each case, subject to approval thereof by BFS stockholders, and to recommend that BFS stockholders adopt the BFS charter amendment and approve the BFS share issuance on the terms and subject to the conditions set forth in the merger agreement, the BFS board of directors held a number of meetings, consulted with Builders FirstSource’s senior management and its outside legal advisor and outside financial advisors, and considered a number of factors it believed supported its decision to enter into the merger agreement, including, without limitation, those listed in the section entitled “The Merger—Recommendation of the BFS Board of Directors; Builders FirstSource’s Reasons for the Merger” beginning on page 99.

For more information, please see the section entitled “The Merger—Background of the Merger” beginning on page 79.

Recommendation of the BMC Board of Directors; BMC’s Reasons for the Merger (Page 104)

The BMC board of directors unanimously recommends that BMC stockholders vote “FOR” the BMC merger agreement proposal (BMC Proposal 1), “FOR” the BMC compensation proposal (BMC Proposal 2), and “FOR” the BMC adjournment proposal (BMC Proposal 3).

The BMC board of directors unanimously approved and declared advisable the merger agreement and the consummation of the merger and the other transactions contemplated thereby and determined that the terms thereof, the merger and the other transactions contemplated thereby are fair to, and in the best interests of, BMC and its stockholders and recommended to the stockholders of BMC that they adopt the merger agreement. In reaching its decision to approve and declare advisable the merger agreement and the completion of the merger and the other transactions contemplated thereby, the BMC board of directors held a number of meetings, consulted with the BMC transaction committee, BMC’s management and representatives of BMC’s legal counsel and financial advisor, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of Builders FirstSource and BMC and other factors, including, without limitation, those listed in the section entitled “The Merger—Recommendation of the BMC Board of Directors; BMC’s Reasons for the Merger” beginning on page 104.

For more information, please see the section entitled “The Merger—Background of the Merger” beginning on page 79.

Opinion of Builders FirstSource’s Financial Advisor (Page 108 and Annex C)

On August 26, 2020, Rothschild & Co US Inc., which is referred to as Rothschild & Co, rendered its oral opinion to the BFS board of directors (which was subsequently confirmed in writing by delivery of Rothschild & Co’s written opinion addressed to the BFS board of directors dated the same date) to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations, and other matters set forth in its written opinion, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to Builders FirstSource.

Rothschild & Co’s opinion was provided for the benefit of the BFS board of directors, in its capacity as such, in connection with and for the purpose of its evaluation of the merger, and only addressed the fairness to Builders FirstSource, from a financial point of view, as of August 26, 2020, of the exchange ratio in the merger pursuant to the merger agreement. Rothschild & Co did not express any opinion as to Builders FirstSource’s underlying business decision to engage in the merger or the relative merits of the merger as compared to any alternative transaction. The summary of Rothschild & Co’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C to this joint proxy statement/prospectus and which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Rothschild & Co in preparing its opinion. Neither Rothschild & Co’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, a recommendation to any stockholder of Builders FirstSource or BMC (or any other security holder) as to how such stockholder (or other holder) should vote or act on any matter relating to the merger. Rothschild & Co’s opinion was given and spoke only as of the date thereof. Developments subsequent to the delivery of its opinion may affect its analyses and opinion, and the assumptions used in preparing them, and Rothschild & Co does not have any obligation to update, revise, or reaffirm its opinion.

Opinion of BMC’s Financial Advisor (Page 117 and Annex D)

BMC retained Moelis & Company LLC, which is referred to as Moelis, to act as its financial advisor in connection with the merger. At the meeting of the BMC board of directors on August 26, 2020 to evaluate and approve the merger agreement and the transactions contemplated by the merger agreement, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated August 26, 2020, addressed to the BMC board of directors as to the fairness, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, from a financial point of view, of the exchange ratio in the merger to the holders of BMC common stock.

The full text of Moelis’ written opinion, dated August 26, 2020, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. Moelis’ opinion was provided for the use and benefit of the BMC board of directors (solely in its capacity as such) in its evaluation of the merger. Moelis’ opinion was limited solely to the fairness, from a financial point of view, of the exchange ratio to the holders of BMC common stock, and does not address BMC’s underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to BMC. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of BMC or Builders FirstSource should vote or act with respect to the merger or any other matter.

Proxy Solicitation Costs (Pages 63 and 73)

Builders FirstSource and BMC are soliciting proxies to provide an opportunity to all BFS stockholders and BMC stockholders to vote on agenda items at the respective stockholder meetings, whether or not they are able to attend their respective stockholder meetings (or any adjournment or postponement thereof). Each of Builders FirstSource and BMC will bear its entire cost of soliciting proxies from its stockholders.

Builders FirstSource has retained Morrow Sodali to assist in the solicitation of BFS proxies, and BMC has retained Innisfree to assist in the solicitation of BMC proxies. Builders FirstSource and BMC also may be required to reimburse banks, brokers, and other nominees for expenses they incur in forwarding proxy materials to beneficial stockholders. In addition, Builders FirstSource’s and BMC’s respective directors, officers, and other employees may solicit proxies in person, by telephone, electronically, by mail, or by other means, and will not be specifically compensated for such solicitations.

For a description of the costs and expenses to Builders FirstSource and BMC of soliciting proxies, please see “The BFS Stockholder Meeting—Proxy Solicitation Costs” and “The BMC Stockholder Meeting—Proxy Solicitation Costs” on pages 63 and 73, respectively.

Governance of the Combined Company (Page 131, Annex A and Annex B)

The merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, contains certain provisions relating to the governance of Builders FirstSource following completion of the merger.

Certificate of Incorporation

Subject to adoption of the BFS charter amendment by BFS stockholders, immediately prior to the effective time, the certificate of incorporation of Builders FirstSource will be amended by the BFS charter amendment and, as so amended, will be the certificate of incorporation of Builders FirstSource, until thereafter amended. The full text of the proposed BFS charter amendment is attached as Annex B to this joint proxy statement/prospectus.

Board of Directors

As of the effective time, the BFS board of directors will consist of 12 directors, to be comprised of:

•

seven directors designated by Builders FirstSource, consisting of Paul S. Levy and six other members of the BFS board of directors as of immediately prior to the effective time as shall be designated in writing by Builders FirstSource prior to the effective time; and

•

five directors designated by BMC, consisting of Mr. David E. Flitman and four other members of the BMC board of directors as of immediately prior to the effective time as shall be designated in writing by BMC prior to the effective time.

Each of the BMC designees (other than Mr. Flitman) must meet the independence requirements of Nasdaq.

As of the date of this joint proxy statement/prospectus, other than Messrs. Levy and Flitman, the individuals to serve on the BFS board of directors at the effective time have not been determined.

The BMC designees will be appointed to serve, after the effective time, in one of the three classes of the BFS board of directors, such that each such class will consist of four directors, consisting of: (i) in the class of directors designated as Class I, which class has a term expiring in 2021, three of the Builders FirstSource designees and one of the BMC designees; (ii) in the class of directors designated as Class II, which class has a term expiring in 2022, two of the Builders FirstSource designees and two of the BMC designees; and (iii) in the class of directors designated as Class III, which class has a term expiring in 2023, two of the Builders FirstSource designees and two of the BMC designees. Prior to the effective time, Builders FirstSource and BMC will agree as to which of the Builders FirstSource designees and the BMC designees shall serve in each such class.

Chairman of the Board of Directors

Mr. Paul S. Levy will remain as the chairman of the BFS board of directors following the effective time.

Chief Executive Officer

For a period of 90 days after the effective time, the present chief executive officer of Builders FirstSource, Mr. M. Chad Crow, will continue to serve as the chief executive officer of Builders FirstSource. Following such 90 day period, Builders FirstSource will take all actions necessary or appropriate to appoint, or cause the appointment of, Mr. Flitman as the chief executive officer of Builders FirstSource, to serve in accordance with the certificate of incorporation and bylaws of Builders FirstSource, until the earliest to occur of his resignation, death, or removal in accordance with such organizational documents.

Chief Financial Officer

From and after the effective time, the present chief financial officer of Builders FirstSource, Mr. Peter M. Jackson, will continue to serve as the chief financial officer of Builders FirstSource, in accordance with the certificate of incorporation and bylaws of Builders FirstSource, until the earliest to occur of his resignation, death, or removal in accordance with such organizational documents.

Name; Nasdaq Trading Symbol

The name of Builders FirstSource and its Nasdaq trading symbol will not be amended, revised, changed, or otherwise affected in any respect as a result of the completion of the merger or the other transactions contemplated by the merger agreement and will continue as “Builders FirstSource, Inc.” and “BLDR,” respectively.

Headquarters; Other Locations

From and after the effective time, the headquarters of Builders FirstSource will be located in Dallas, Texas, and Builders FirstSource will establish functional corporate centers of excellence in Raleigh, North Carolina and Denver, Colorado.

Regulatory Approvals (Page 130)

Builders FirstSource and BMC have agreed to cooperate with each other and use, and will cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to complete the transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports, and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party or any governmental entity in order to complete such transactions.

The completion of the merger is subject to the receipt of certain governmental clearances or approvals, including:

•	the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act;

•

the SEC’s declaring effective the registration statement of which this joint proxy statement/prospectus is a part and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose pending before the SEC; and

•	approval of the BFS common stock to be issued in the BFS share issuance for listing on Nasdaq, subject to official notice of issuance prior to the completion of the merger.

Subject to certain conditions and exceptions, each of Builders FirstSource and BMC and their respective affiliates may be required to divest, license, hold separate, or otherwise dispose of, or allow any third party to utilize, or otherwise take any other action that may be required or requested by any competition authority with respect to, any portion of Builders FirstSource’s or BMC’s respective businesses or assets if reasonably necessary, proper or advisable to complete the merger.

For a description of the parties’ obligations with respect to regulatory approvals related to the merger, please see the sections entitled “The Merger—Regulatory Approvals” beginning on page 130 and “The Merger Agreement—Cooperation; Efforts to Complete” beginning on page 148.

Ownership of the Combined Company after the Merger (Page 131)

Immediately following completion of the merger, holders of shares of BFS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 57% of the issued and outstanding shares of BFS common stock, and holders of shares of BMC common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 43% of the issued and outstanding shares of BFS common stock, on a fully diluted basis and based on the number of shares of BFS common stock and BMC common stock outstanding as of November 13, 2020.

No Solicitation of Acquisition Proposals (Page 144)

As set forth in greater detail in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144, each of Builders FirstSource and BMC has agreed to immediately cease any discussions or negotiations with any person that may have been ongoing prior to the date of the merger agreement with respect to any acquisition proposal. In addition, each of Builders FirstSource and BMC has agreed that it will not, and will cause each of its controlled affiliates and use reasonable best efforts to cause its representatives not to, directly or indirectly, solicit or otherwise take a number of actions with respect to acquisition proposals.

If, however, prior to the adoption of the merger agreement by the holders of BMC common stock, in the case of BMC, or the approval of the BFS share issuance and the adoption of the BFS charter amendment by the holders of BFS common stock, in the case of Builders FirstSource, BMC or Builders FirstSource receives a bona fide written alternative acquisition proposal made after the date of the merger agreement that does not result from a breach of such party’s non-solicitation obligations under the merger agreement, and if the BMC board of directors or the BFS board of directors, as applicable, determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such acquisition proposal is, or could reasonably be expected to lead to, a superior acquisition proposal, as described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144, then BMC or Builders FirstSource, as applicable, may take certain actions with respect to such alternative acquisition proposal.

Conditions to the Completion of the Merger (Page 152)

Conditions to the Obligations of Each Party to Complete the Merger

The obligations of each of Builders FirstSource, Merger Sub, and BMC to complete the merger are subject to the satisfaction (or waiver in writing by Builders FirstSource and BMC) of various conditions, including the following:

•

receipt of (i) the approval of the BFS share issuance and the adoption of the BFS charter amendment by the holders of BFS common stock and (ii) the adoption of the merger agreement by the holders of BMC common stock;

•	approval for listing on Nasdaq, subject to official notice of issuance, of the shares of BFS common stock to be issued in the BFS share issuance;

•

the absence of any law or order (whether preliminary, temporary, or permanent) enacted or promulgated and remaining in effect that enjoins, prevents, makes illegal, or prohibits the completion of the merger or the BFS stock issuance;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC;

•	expiration or termination of the waiting period under the HSR Act applicable to the transactions contemplated by the merger agreement; and

•	the effectiveness of the BFS charter amendment.

Conditions to the Obligations of each of Builders FirstSource and BMC to Complete the Merger

In addition, the obligations of each of Builders FirstSource and BMC to complete the merger are subject to the satisfaction (or waiver to the extent legally permissible) prior to the completion of the merger of the following conditions:

•	the accuracy of the other party’s representations and warranties as follows:

•

certain of the representations and warranties regarding organization, good standing, and qualification; organizational documents; capital structure; and brokers and finders must have been true and correct in all material respects as of the date of the merger agreement and as of the completion of the merger as if made on the completion (except to the extent that any such representation and warranty expressly speaks as of the date of the merger agreement or any other specific date, in which case such representation and warranty shall have been true and correct in all material respects as of such date);

•

the representations and warranties of such party regarding the absence of any event, change, effect, development, condition, circumstance, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a material adverse effect on such party shall be true and correct in all respects as of the date of the merger agreement and as of the completion of the merger as if made on the completion (except to the extent any such representation or warranty expressly speaks as of the date of the merger agreement or any other specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date); and

•

each other representation and warranty set forth in the merger agreement shall be true and correct in all respects as of the date of the merger agreement and as of the completion of the merger as if made on the completion (except to the extent any such representation or warranty expressly speaks as of the date of the merger agreement or any other specific date, in which case such representation or warranty shall have been true and correct as of such date), except for any failure of such representations and warranties to be so true and correct as would not reasonably be expected to result in, individually or in the aggregate, a material adverse effect;

•

the performance, in all material respects, of all of the other party’s obligations and agreements under the merger agreement required to be performed at or prior to the completion of the merger and the compliance, in all material respects, by the other party with all of the covenants and conditions required to becomplied with by such other party at or prior to the completion of the merger;

•

since the date of the merger agreement there must not have occurred and be continuing with respect to the other party any material adverse effect or any event, change, effect, development, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a material adverse effect on such other party;

•

such party must have received a certificate executed by an executive officer of the other party certifying as to the satisfaction of the conditions in the three preceding bullets regarding representations and warranties, the performance of covenants, and the absence of any material adverse effect; and

•

such party must have received a written legal opinion of such party’s counsel or another nationally recognized law firm to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152.

Termination of the Merger Agreement (Page 154)

Termination by Mutual Consent

The merger agreement may be terminated at any time prior to the effective time by mutual written consent of Builders FirstSource and BMC.

Termination by either Builders FirstSource or BMC

Either Builders FirstSource or BMC may terminate the merger agreement at any time prior to the effective time if:

•

the completion of the merger has not occurred prior to 5:00 p.m., Eastern Time, on May 26, 2021, which is referred to as the outside date, except that, if, at 5:00 p.m., Eastern Time on the outside date, all of the conditions to the completion of the merger described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152 have been satisfied or duly waived by all parties entitled to the benefit thereof (except for (i) conditions regarding (a) the existence of a legal restraint that relates to antitrust laws, or (b) expiration or termination of the waiting period under the HSR Act, and (ii) any other condition that by its nature is to be satisfied at the completion of the merger), then, subject to certain exceptions, the outside date will automatically be extended to August 26, 2021;

•	a legal restraint is in effect that has become final and nonappealable, subject to certain exceptions;

•

the approval of the BFS share issuance and the adoption of the BFS charter amendment are not obtained at the special meeting of holders of BFS common stock (or at any adjournment or postponement thereof) at which a vote on the BFS share issuance was taken;

•

adoption of the merger agreement is not obtained at the special meeting of holders of BMC common stock (or at any adjournment or postponement thereof) at which a vote on the adoption of the merger agreement was taken; or

•

the other party breaches, or fails to perform or comply with, any of its covenants or agreements under the merger agreement, or any of such other party’s representations or warranties fails to be accurate, which failure (i) would give rise to the failure of a condition to the completion of the merger regarding the accuracy of such other party’s representations and warranties or such other party’s compliance with its covenants and agreements and (ii) is not reasonably capable of being cured by such other party by the outside date (as it may be extended) or, if reasonably capable of being cured by such other party by the outside date (as it may be extended), is not cured by such other party within thirty days after the terminating party delivers written notice of such failure to such other party, in each case, subject to certain exceptions.

Termination by Builders FirstSource

Builders FirstSource may terminate the merger agreement at any time prior to the adoption of the merger agreement by the holders of BMC common stock, if:

•	the BMC board of directors (or a committee thereof) has made a change of recommendation; or

•

BMC has breached any of its non-solicitation obligations described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 in any material respect.

Termination by BMC

BMC may terminate the merger agreement at any time prior to the approval of the BFS share issuance and the adoption of the BFS charter amendment by the holders of BFS common stock, if:

•	the BFS board of directors (or a committee thereof) has made a change of recommendation; or

•

Builders FirstSource has breached any of its non-solicitation obligations described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 in any material respect.

Termination Fees (Page 156)

Termination Fee payable to Builders FirstSource

BMC will be required to pay to Builders FirstSource a termination fee of $66 million if the merger agreement is terminated:

•

by Builders FirstSource, if, prior to the adoption of the merger agreement by the holders of BMC common stock, (i) the BMC board of directors (or a committee thereof) has made a change of recommendation or (ii) BMC has breached any of its non-solicitation obligations described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” on page 156 in any material respect; or

•

by either Builders FirstSource or BMC, if (i) the adoption of the merger agreement is not obtained at the special meeting of holders of BMC common stock (or at any adjournment or postponement thereof) or (ii) the merger agreement has been adopted by the holders of BMC common stock, but the completion of the merger has not occurred prior to the outside date (as it may be extended) and, in either case:

•	after the execution of this merger agreement and prior to BMC’s special meeting of stockholders, an acquisition proposal shall have been publicly disclosed and not withdrawn; and

•

within 12 months after such termination, any acquisition proposal is completed or BMC enters into a definitive agreement with respect to any acquisition proposal that is subsequently completed (with the references to “25%” in the definition of acquisition proposal described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 being changed to “50%”).

Termination Fee payable to BMC

Builders FirstSource will be required to pay to BMC a termination fee of $100 million if the merger agreement is terminated:

•

by BMC, if, prior to the approval of the BFS share issuance and adoption of the BFS charter amendment by the holders of BFS common stock, (i) the BFS board of directors (or a committee thereof) has made a change of recommendation or (ii) Builders FirstSource has breached any of its non-solicitation obligations described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 in any material respect; or

•

by either Builders FirstSource or BMC, if (i) the approval of the BFS share issuance and adoption of the BFS charter amendment are not obtained at the special meeting of holders of BFS common stock (or any adjournment or postponement thereof) or (ii) the BFS share issuance and BFS charter amendment been approved and adopted, respectively, by the holders of BFS common stock, but the completion of the merger has not occurred prior to the outside date (as it may be extended) and, in either case:

•	after the execution of this merger agreement and prior to Builders FirstSource’s special meeting of stockholders, an acquisition proposal shall have been publicly disclosed and not withdrawn; and

•

within 12 months after such termination, any acquisition proposal is completed or Builders FirstSource enters into a definitive agreement with respect to any acquisition proposal that is subsequently completed (with the references to “25%” in the definition of acquisition proposal described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 being changed to “50%”).

If the merger agreement is terminated under circumstances in which Builders FirstSource or BMC must pay the other party a termination fee, such other party’s sole and exclusive remedy for any claims arising out of the merger agreement will be to receive payment of such termination fee, together with any costs and expenses incurred by such party in enforcing payment of such termination fee, except that the party that received such amounts may seek to recover money damages in excess of such amounts in the case of fraud. In no event will either party be required to pay a termination fee if such party has already paid a termination fee.

Material United States Federal Income Tax Consequences (Page 186)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the merger qualifies as a “reorganization” under Section 368(a) of the Code, the material U.S. federal income tax consequences to U.S. holders will be as follows:

•

no gain or loss will be recognized by, or be includible in the income of, a U.S. holder as a result of the receipt of BFS common stock pursuant to the merger agreement, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of BFS common stock as described below;

•

the aggregate tax basis in the shares of BFS common stock received by a U.S. holder pursuant to the merger (including fractional shares deemed received as described below) will be equal to such holder’s aggregate tax basis in its BMC common stock surrendered in exchange for the BFS common stock;

•

a U.S. holder’s holding period for the BFS common stock received in the merger (including fractional shares deemed received as described below) will include the holding period for the BMC common stock surrendered in the merger; and

•

a U.S. holder that receives cash in lieu of a fractional share of BFS common stock will be treated as having received such fractional share pursuant to the merger and then as having sold such fractional share for cash. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and such holder’s adjusted basis in the fractional share. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. For U.S. holders of BMC common stock that are non-corporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

You should read the section entitled “Material United States Federal Income Tax Consequences” beginning on page 186 for a more complete discussion of the material U.S. federal income tax consequences of the merger.

Accounting Treatment (Page 132)

Builders FirstSource and BMC each prepare their respective financial statements in accordance with accounting principles generally accepted in the United States, which are referred to as GAAP. The merger will be accounted for using the acquisition method of accounting, and Builders FirstSource will be treated as the accounting acquirer.

Listing of BFS Common Stock; Delisting and Deregistration of BMC Common Stock (Page 135)

The shares of BFS common stock to be issued in the merger will be listed for trading on Nasdaq under the trading symbol “BLDR.”

If the merger is completed, there will no longer be any publicly held shares of BMC common stock. Accordingly, BMC common stock will no longer be listed on Nasdaq and will be deregistered under the Exchange Act. Under the terms of the merger agreement, BMC is required to cooperate with Builders FirstSource and use its reasonable best efforts to cause the delisting of BMC common stock from the Nasdaq Stock Market LLC, which is referred to as Nasdaq, and the termination of registration of BMC common stock under the Exchange Act as soon as reasonably practicable following the effective time.

Interests of Builders FirstSource’s Directors and Executive Officers in the Merger (Page 176)

In considering the BFS board of director’s recommendation to vote for the BFS share issuance proposal and the BFS charter amendment proposal, and to secure the required votes of the BFS stockholders, the BFS stockholders should be aware that the directors and executive officers of Builders FirstSource may have interests in the merger that are different from, or in addition to, the interests of BFS stockholders generally.

Members of the BFS board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the BFS stockholders that the BFS share issuance be approved and BFS charter amendment be adopted. For more information, please see the section entitled “Interests of Builders FirstSource’s Directors and Executive Officers in the Merger” beginning on page 176.

Interests of BMC’s Directors and Executive Officers in the Merger (Page 178)

In considering the BMC board of director’s recommendation to vote for the BMC merger agreement proposal, and to secure the required votes of the BMC stockholders, the BMC stockholders should be aware that the directors and executive officers of BMC may have interests in the merger that are different from, or in addition to, the interests of BMC stockholders generally.

Members of the BMC board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the BMC stockholders that the BMC merger agreement proposal be approved. For more information, please see the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger” beginning on page 178.

Comparison of Stockholders’ Rights (Page 188)

Upon completion of the merger, BMC stockholders receiving shares of BFS common stock will become stockholders of Builders FirstSource, and their rights will be governed by Delaware law and the governing corporate documents of Builders FirstSource in effect at the effective time. While Builders FirstSource and BMC are both Delaware corporations subject to the DGCL, BMC stockholders will have different rights once they become stockholders of Builders FirstSource due to differences between the governing corporate documents of BMC and the governing corporate documents of Builders FirstSource. These differences are described in more detail under the section entitled “Comparison of Stockholders’ Rights” beginning on page 188.

No Appraisal Rights (Page 203)

Holders of BMC common stock will not have rights to an appraisal of the fair value of their shares regardless of whether they vote for or against the merger (or abstain or do not cast a vote). Under the DGCL, appraisal rights are not available for shares of any class or series of stock, which stock, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders or act upon an agreement of merger or consolidation, is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above, or any combination of the foregoing. Because BMC common stock was listed on Nasdaq, a national securities exchange, on the record date, and holders of shares of BMC common stock will receive only a combination of shares of BFS common stock, which is listed on Nasdaq, and, if applicable, cash in lieu of fractional shares, BMC stockholders will not be entitled to appraisal rights in connection with the merger.

Because the merger is of Merger Sub with and into BMC, BFS is not a constituent entity to the merger and holders of BFS common stock will continue to hold their shares following the completion of the merger and are not entitled to appraisal rights in connection with the merger.

Certain Beneficial Owners of BFS Common Stock (Page 206)

At the close of business on November 13, 2020, directors and executive officers of Builders First Source beneficially owned and were entitled to vote approximately 1,929,075 shares of BFS common stock, collectively representing 1.7% of the shares of BFS common stock outstanding on such date. Although none of them has entered into any agreement obligating them to do so, Builders FirstSource currently expects that all of its directors and executive officers will vote their shares “FOR” the BFS share issuance proposal,

“FOR” the BFS charter amendment proposal, and “FOR” the BFS adjournment proposal. For more information regarding the security ownership of Builders FirstSource’s directors and executive officers, please see the information provided in the section entitled “Certain Beneficial Owners of BFS Common Stock—Security Ownership of Builders FirstSource’s Directors and Executive Officers” beginning on page 206.

Certain Beneficial Owners of BMC Common Stock (Page 208)

At the close of business on November 13, 2020, directors and executive officers of BMC beneficially owned and were entitled to vote approximately 427,188 shares of BMC common stock, collectively representing 0.63% of the shares of BMC common stock outstanding on such date. Although none of them has entered into any agreement obligating them to do so, BMC currently expects that all of its directors and executive officers will vote their shares “FOR” the BMC merger agreement proposal, “FOR” the BMC compensation proposal, and “FOR” the BMC adjournment proposal. For more information regarding the security ownership of BMC’s directors and executive officers, please see the information provided in the section entitled “Certain Beneficial Owners of BMC Common Stock—Security Ownership of BMC’s Directors and Executive Officers” beginning on page 208.

Litigation Relating to the Merger (Page 135)

As of November 13, 2020, one lawsuit has been filed by a purported stockholder of Builders FirstSource and four lawsuits have been filed by purported stockholders of BMC in connection with the proposed merger between Builders FirstSource and BMC.

The plaintiffs generally assert claims under Section 14(a), Rule 14a-9 promulgated thereunder, and Section 20(a) of the Exchange Act, contending that the registration statement on Form S-4 filed with the SEC by Builders FirstSource on October 8, 2020, and serving as the preliminary joint proxy statement/prospectus, omitted or misrepresented material information regarding the proposed merger between Builders FirstSource and BMC. The complaints generally seek, among other relief, an injunction preventing Builders FirstSource and BMC from consummating the transaction, dissemination of a registration statement that does not contain any untrue or misleading statements of material fact, rescission or rescissory damages, a declaration that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, and an award of plaintiffs’ costs, including attorneys’ fees and expenses and any other relief the court may deem proper. For a more detailed description of litigation in connection with the merger, see “The Merger—Litigation Relating to the Merger” beginning on page 135. Builders FirstSource, BMC and the other named defendants deny that they have violated any laws or breached any duties to Builders FirstSource’s or BMC’s stockholders and believe the claims asserted in the complaints are without merit.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BUILDERS FIRSTSOURCE

The following tables present selected historical consolidated financial data of Builders FirstSource. The selected historical consolidated financial data as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, have been derived from Builders FirstSource’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2019 contained in Builders FirstSource’s Annual Report on Form 10-K filed on February 21, 2020, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data as of December 31, 2017, 2016 and 2015, and for the years ended December 31, 2016 and 2015, have been derived from Builders FirstSource’s audited consolidated financial statements for such years and accompanying notes, which are not incorporated by reference into this joint proxy statement/prospectus.

The unaudited selected financial data for Builders FirstSource as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019, have been derived from Builders FirstSource’s unaudited condensed consolidated financial statements and accompanying notes contained in Builders FirstSource’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which is incorporated by reference into this joint proxy statement/prospectus. The unaudited selected financial data for Builders FirstSource as of September 30, 2019 have been derived from Builders FirstSource’s unaudited condensed consolidated financial statements and accompanying notes contained in Builders FirstSource’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which is not incorporated by reference into this joint proxy statement/prospectus. The unaudited condensed consolidated financial data, in the opinion of Builders FirstSource’s management, include all recurring adjustments and normal accruals necessary for a fair statement of Builders FirstSource’s financial data for the dates and periods presented. Results for interim periods are not necessarily indicative of the results to be expected during the remainder of the current year or for any future period.

The information set forth below is only a summary and is not necessarily indicative of future results and should be read together with the other information contained in Builders FirstSource’s Annual Report on Form 10-K for the year-ended December 31, 2019 and Builders FirstSource’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 213.

	Nine months ended September 30,		Year ended December 31,
(in thousands, except per share amounts)	2020	2019	2019	2018	2017	2016	2015
Income Statement Data
Net sales	$6,028,114	$5,516,858	$7,280,431	$7,724,771	$7,034,209	$6,367,284	$3,564,425
Income (loss) from operations before income taxes	223,174	235,097	282,755	260,755	91,929	21,669	(18,444)
Net income (loss)	173,623	180,442	221,809	205,191	38,781	144,341	(22,831)

Per Share Data
Net income (loss) per share:
Basic	$1.49	$1.56	$1.92	$1.79	$0.34	$1.30	$(0.22)
Diluted	$1.48	$1.54	$1.90	$1.76	$0.34	$1.27	$(0.22)

	Nine months ended September 30,		Year ended December 31,
(in thousands, except per share amounts)	2020	2019	2019	2018	2017	2016	2015
Weighted average common shares outstanding:
Basic	116,542	115,639	115,713	114,586	112,587	110,754	103,190
Diluted	117,690	116,870	117,025	116,554	115,597	113,585	103,190
Cash dividends paid per common share(1)	—	—	—	—	—	—	—

Balance Sheet Data
Total assets	$4,014,934	$3,297,759	$3,249,490	$2,932,309	$3,006,124	$2,909,887	$2,882,038
Long-term debt, net (including current maturities)	1,603,673	1,364,837	1,291,273	1,561,294	1,784,420	1,802,052	1,951,671

(1)	Builders FirstSource did not declare or pay dividends on its common stock during the periods presented.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BMC

The following tables present selected historical consolidated financial data of BMC. The selected historical consolidated financial data as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, have been derived from BMC’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2019 contained in BMC’s Annual Report on Form 10-K filed on February 27, 2020, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data as of December 31, 2017, 2016 and 2015, and for the years ended December 31, 2016 and 2015, have been derived from BMC’s audited consolidated financial statements for such years and accompanying notes, which are not incorporated by reference into this joint proxy statement/prospectus.

The unaudited selected financial data for BMC as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019, have been derived from BMC’s unaudited condensed consolidated financial statements and accompanying notes contained in BMC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which is incorporated by reference into this joint proxy statement/prospectus. The unaudited selected financial data for BMC as of September 30, 2019 have been derived from BMC’s unaudited condensed consolidated financial statements and accompanying notes contained in BMC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which is not incorporated by reference into this joint proxy statement/prospectus. The unaudited condensed consolidated financial data, in the opinion of BMC’s management, include all recurring adjustments and normal accruals necessary for a fair statement of BMC’s financial data for the dates and periods presented. Results for interim periods are not necessarily indicative of the results to be expected during the remainder of the current year or for any future period.

The information set forth below is only a summary and is not necessarily indicative of future results and should be read together with the other information contained in BMC’s Annual Report on Form 10-K filed on February 27, 2020 and in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 213.

	Nine months ended September 30,		Year ended December 31,
(in thousands, except per share amounts)	2020	2019	2019	2018	2017	2016	2015(1)
Income Statement Data
Net sales	$2,991,118	$2,736,029	$3,626,593	$3,682,448	$3,365,968	$3,093,743	$1,576,746
Income (loss) before income taxes	144,980	119,326	146,484	156,914	81,827	45,146	(14,520)
Net income (loss)	110,546	89,646	109,845	119,738	57,425	30,880	(4,831)

Per Share Data
Net income (loss) per common share
Basic	$1.65	$1.34	$1.65	$1.78	$0.86	$0.47	$(0.12)
Diluted	1.63	1.33	1.63	1.77	0.85	0.46	(0.12)
Weighted average common shares outstanding
Basic	67,001	66,681	66,701	67,273	66,900	66,055	41,260
Diluted	67,725	67,240	67,332	67,748	67,404	66,609	41,260
Cash dividends paid per common share(2)	—	—	—	—	—	—	—

Balance Sheet Data
Total assets(3)	$2,177,534	$1,880,188	$1,906,101	$1,576,111	$1,473,350	$1,395,014	$1,371,139
Total debt and finance lease obligations (including current portion)	354,558	362,024	358,568	360,703	371,636	376,563	426,840

(1)

On December 1, 2015, Building Materials Holding Corporation, which is referred to as BMHC, and Stock Building Supply Holdings, Inc., which is referred to as SBS, completed a merger, pursuant to which BMHC merged with and into SBS. As the merger constituted a reverse acquisition for accounting purposes under GAAP, the historical financial statements of BMC reflect only the operations and financial conditions of BMHC. The operating results of SBS are reported as part of BMC beginning on the closing date of the merger.
(2)	BMC did not declare or pay dividends on the BMC common stock during the periods presented.
(3)

On January 1 2019, BMC adopted Accounting Standards Update 2016-02, Leases, as amended, which is referred to as Topic 842, by applying the guidance at adoption date. As a result, periods prior to the adoption date have not been adjusted and continue to be reported under ASC 840, Leases. See Note 7 to the consolidated financial statements included in Item 8 “Financial Statements and Supplementary Data” contained in BMC’s Annual Report on Form 10-K filed on February 27, 2020 for a discussion of BMC’s adoption of Topic 842.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of the combined company after giving effect to the merger as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The selected unaudited pro forma condensed combined balance sheet data as of September 30, 2020 give effect to the merger as if it occurred on September 30, 2020. The selected unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2020 and the year ended December 31, 2019 give effect to the merger as if it occurred on January 1, 2019, the first day of Builders FirstSource’s 2019 fiscal year.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the pro forma financial information. Additionally, the unaudited pro forma condensed combined financial information contains estimated adjustments, based upon available information and certain assumptions that management believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in greater detail in the section entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Information.” In addition, the pro forma financial information were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of Builders FirstSource and BMC for the applicable periods, which have been incorporated in this joint proxy statement/prospectus by reference. Please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Where You Can Find More Information” beginning on pages 37 and 213, respectively.

(In thousands, except per share amounts)	Nine months ended September 30, 2020	Year ended December 31, 2019
Net sales	$9,019,232	$10,907,024
Income before income taxes	297,153	259,314
Net income	$230,918	204,210
Net income per share:
Basic	$1.12	$0.99
Diluted	$1.11	$0.99
Weighted average common shares outstanding:
Basic	206,488	205,659
Diluted	207,732	207,031

(In thousands, except per share amounts)		As of September 30, 2020
Total assets		$8,386,467
Long-term debt, net (including current maturies)		1,968,812

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table summarizes per share data (1) for Builders FirstSource and BMC on a historical basis, (2) for the combined company on an unaudited pro forma combined basis giving effect to the merger and (3) on an unaudited pro forma combined equivalent basis.

The unaudited pro forma income from continuing operations per share for the nine months ended September 30, 2020 and the year ended December 31, 2019 reflects the transactions as if they had occurred on January 1, 2019. The information in the table is based on, and should be read together with, the historical financial information of Builders FirstSource and BMC which is incorporated by reference in this joint proxy statement/prospectus and the financial information contained under “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Consolidated Financial Data of Builders FirstSource” and “Selected Historical Consolidated Financial Data of BMC.” See the section entitled “Where You Can Find More Information.”

The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the transactions had been completed as of the dates indicated or will be realized upon the completion of the merger. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates.

	Historical
(In thousands, except per share amounts)	BFS	BMC	Unaudited Pro Forma Combined	Pro Forma Combined Equivalent Basis (1)
Net income per basic share attributable to common shareholders:
Nine months ended September 30, 2020	$1.49	$1.65	$1.12	$1.47
Twelve months ended December 31, 2019	1.92	1.65	0.99	1.30
Net income per diluted share attributable to common shareholders:
Nine months ended September 30, 2020	$1.48	$1.63	$1.11	$1.46
Twelve months ended December 31, 2019	1.90	1.63	0.99	1.30
Book value per share
As of September 30, 2020	$8.63	$16.39	$19.52	$25.62

(1)	Calculated by multiplying the pro forma combined data by the exchange ratio of 1.3125

COMPARISON OF BUILDERS FIRSTSOURCE AND BMC MARKET PRICES AND

IMPLIED VALUE OF MERGER CONSIDERATION

The following table sets forth the closing price per share of BFS common stock and of BMC common stock as of August 26, 2020, the last trading day prior to the public announcement of the merger, and November 13, 2020, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus. The table also shows the implied value of the merger consideration for each share of BMC common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of BFS common stock on the relevant date by the exchange ratio of 1.3125. BFS common stock and the BMC common stock are listed on Nasdaq under the symbols “BLDR” and “BMCH,” respectively.

	BFS Common Stock	BMC Common Stock	Implied Per Share Value of Merger Consideration
August 26, 2020	$27.91	$32.22	$36.63
November 13, 2020	$34.84	$45.44	$45.73

The market prices of shares of BFS common stock and BMC common stock have fluctuated since the date of the announcement of the merger and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date the merger is completed, and the market price of shares of BFS common stock will continue to fluctuate after the completion of the merger. No assurance can be given concerning the market prices of BFS common stock or BMC common stock before the completion of the merger or BFS common stock after the completion of the merger. Builders FirstSource will issue a fixed number of shares of BFS common stock in exchange for each share of BMC common stock. As a result, the implied value of the merger consideration to be received by BMC stockholders will fluctuate based on any changes in the market price of BFS common stock prior to the completion of the merger. Accordingly, such implied value of the per share merger consideration to be received by BMC stockholders upon completion of the merger could be greater than, less than or the same as the implied value of the merger consideration on the date of this joint proxy statement/prospectus. We urge you to obtain current market quotations for the shares of BFS common stock and BMC common stock. BFS common stock and BMC common stock are listed on Nasdaq under the symbols “BLDR” and “BMCH,” respectively. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 214.

Dividends

Neither Builders FirstSource nor BMC currently pays a regular dividend on its common stock. Under the terms of the merger agreement, each of Builders FirstSource and BMC agreed to not make, declare or pay any dividend on its capital stock without the other party’s consent. Neither Builders FirstSource nor BMC currently intends to make, declare, or pay any dividend.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the documents to which Builders FirstSource and BMC refer you to in this registration statement, as well as oral statements made or to be made by Builders FirstSource and BMC, in addition to historical information, contain certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions, regarding, among other things, future events or the future financial performance of Builders FirstSource and BMC. Statements included in or incorporated by reference into this registration statement, of which this joint proxy statement/prospectus forms a part, that are not historical facts are forward-looking statements, including statements about the beliefs and expectations of the management of each of Builders FirstSource and BMC. Builders FirstSource and BMC use words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements that are intended to be covered by the safe harbor provisions. Builders FirstSource and BMC caution investors that any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks or uncertainties related to the COVID-19 pandemic and its impact on the business operations of Builders FirstSource and BMC and on local, national and global economies, the growth strategies of Builders FirstSource and BMC, fluctuations of commodity prices and prices of the products of Builders FirstSource and BMC as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither Builders FirstSource nor BMC may succeed in addressing these and other risks or uncertainties. Forward-looking statements relating to the proposed merger between Builders FirstSource and BMC include, but are not limited to: statements about the benefits of the proposed merger between Builders FirstSource and BMC, including future financial and operating results; the plans, objectives, expectations and intentions of Builders FirstSource and BMC; the expected timing of completion of the proposed merger; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to Builders FirstSource and BMC and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger between Builders FirstSource and BMC, these factors could include, but are not limited to:

•

the risk that a condition to completion of the merger may not be satisfied, including as a result of the failure to obtain approval of stockholders of Builders FirstSource and BMC on the expected terms and schedule or at all;

•	the length of time necessary to complete the proposed merger, which may be longer than anticipated for various reasons;

•	the risk that the businesses will not be integrated successfully;

•	the risk that the cost savings, synergies and growth from the proposed merger may not be fully realized or may take longer to realize than expected;

•

the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed merger or exposure to material liabilities;

•	the diversion of management time on issues related to the merger;

•	the effect of future regulatory or legislative actions on the companies or the industries in which they operate;

•	the risk that the credit ratings of the combined company may be different from what the parties expect;

•	economic and foreign exchange rate volatility;

•	changes in the general economic environment, or social or political conditions, that could affect the businesses;

•	the potential effect of the completion of the proposed merger on the relationships with customers, suppliers, competitors, lenders, landlords, management and other employees;

•	the ability to attract new customers and retain existing customers in the manner anticipated or at all;

•	the ability to hire and retain key personnel;

•	reliance on and integration of information technology systems;

•	the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;

•

the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require BMC to pay a termination fee to Builders FirstSource or require Builders FirstSource to pay a termination fee to BMC;

•

the stock price for BFS common stock and BMC common stock could change, before the completion of the merger, including as a result of uncertainty as to the long-term value of the common stock of the combined company following the merger or as a result of broader stock market movements;

•	risks that the merger and the other transactions contemplated by the merger agreement disrupt current plans and operations that may harm Builders FirstSource’s or BMC’s businesses;

•	certain restrictions during the pendency of the proposed merger that may affect the ability of Builders FirstSource and BMC to pursue certain business opportunities or strategic transactions;

•

the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plant costs, or other regulatory compliance costs;

•	the outcome of any legal proceedings that have been or may be instituted against Builders FirstSource, BMC and/or others relating to the merger;

•	the amount of any costs, fees, expenses, impairments and charges related to the merger;

•	the potential dilution of BFS stockholders’ and BMC stockholders’ ownership percentage of the combined company as a result of the merger;

•	the business, economic and political conditions in the markets in which Builders FirstSource and BMC operate;

•	events beyond Builders FirstSource’s and BMC’s control, such as acts of terrorism; and

•	the potential dilution of the combined company’s earnings per share as a result of the merger.

These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic, which has caused significant economic uncertainty and negative impacts on capital and credit markets. The extent to which the COVID-19 pandemic impacts Builders FirstSource’s and BMC’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, many of which are unpredictable, including the duration and spread of the pandemic, its severity, the actions to contain the pandemic or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

For further discussion of these and other risks, contingencies and uncertainties applicable to Builders FirstSource and BMC, please see the section entitled “Risk Factors” beginning on page 43 and in Builders FirstSource’s and BMC’s other filings with the SEC incorporated by reference into this joint proxy statement/prospectus. Please see also the section entitled “Where You Can Find More Information” beginning on page 213 for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus.

Many of these risks and uncertainties are beyond Builders FirstSource’s or BMC’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Furthermore, neither Builders FirstSource nor BMC undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this joint proxy statement/prospectus. Nothing in this joint proxy statement/prospectus is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the BFS common stock or of the BMC common stock for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of Builders FirstSource or BMC, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning Builders FirstSource, BMC, the merger, the combined company or other matters and attributable to Builders FirstSource, BMC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

RISK FACTORS

In deciding whether to vote for the adoption of the merger agreement, in the case of BMC stockholders, or the approval of the BFS share issuance and the adoption of the BFS charter amendment, in the case of BFS stockholders, you are urged to carefully consider all of the documents and information included or incorporated by reference in this joint proxy statement/prospectus, which are listed in the section entitled “Where You Can Find More Information” beginning on page 213. You should also read and consider the risks associated with each of the businesses of Builders FirstSource and BMC because these risks will also affect the combined company. The risks associated with the business of Builders FirstSource can be found in the Builders FirstSource Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and the risks associated with the business of BMC can be found in the BMC Annual Report on Form 10-K for the year ended December 31, 2019, in each case, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof), each of which are incorporated by reference into this joint proxy statement/prospectus. In addition, you are urged to carefully consider the following material risks relating to the merger, the business of Builders FirstSource, the business of BMC and the business of the combined company.

Risks Relating to the Merger

Because the exchange ratio is fixed and will not be adjusted in the event of any change in either Builders FirstSource’s or BMC’s stock price, the value of the merger consideration is uncertain.

Upon completion of the merger, each share of BMC common stock outstanding immediately prior to the merger (other than canceled shares) will be converted into and become exchangeable for 1.3125 shares of BFS common stock. This exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either BFS common stock or BMC common stock. The market prices of BFS common stock and BMC common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate through the date of the BFS stockholder meeting and the BMC stockholder meeting, respectively. The market price of BFS common stock will also continue to fluctuate through and after the date the merger is completed.

Builders FirstSource will issue a fixed number of shares of BFS common stock in exchange for each share of BMC common stock. As a result, the implied value of the merger consideration to be received by BMC stockholders will fluctuate based on any changes in the market price of BFS common stock prior to the completion of the merger. Accordingly, such implied value of the per share merger consideration to be received by BMC stockholders upon completion of the merger could be greater than, less than or the same as the implied value of the merger consideration on the date of this joint proxy statement/prospectus. BMC stockholders will not know or be able to determine at the time of the BMC stockholder meeting the market value of the merger consideration they would receive upon completion of the merger. Similarly, BFS stockholders will not know or be able to determine at the time of the BFS stockholder meeting the market value of the shares of BFS common stock to be issued pursuant to the merger agreement compared to the market value of the shares of BMC common stock that are being exchanged.

Stock price changes may result from a variety of factors, including, among others:

•	general market and economic conditions;

•	changes in Builders FirstSource’s and BMC’s respective businesses, operations and prospects;

•	market assessments of the likelihood that the merger will be completed;

•	interest rates, general market, industry and economic conditions, and other factors generally affecting the respective prices of BFS common stock and BMC common stock;

•	federal, state and local legislation, governmental regulation and legal developments in the industry segments in which BMC and Builders FirstSource operate; and

•	the timing of the merger and regulatory considerations.

Many of these factors are beyond Builders FirstSource’s and BMC’s control, and neither Builders FirstSource nor BMC are permitted to terminate the merger agreement solely due to a decline in the market price of the other party. You are urged to obtain current market quotations for BFS common stock and BMC common stock in determining whether to vote for approval of the BFS share issuance and the adoption of the BFS charter amendment, in the case of BFS stockholders, or for the adoption of the merger agreement, in the case of BMC stockholders. In addition, please see the section entitled “Comparison of Builders FirstSource and BMC Market Prices and Implied Value of Merger Consideration” beginning on page 39.

The market price for shares of common stock of the combined company following the completion of the merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of BFS common stock and BMC common stock.

Upon completion of the merger, BFS stockholders and BMC stockholders will both hold shares of BFS common stock. The businesses of Builders FirstSource and BMC differ in certain important respects, and, accordingly, the results of operations of Builders FirstSource after the merger, as well as the market price of BFS common stock, may be affected by some factors that are different from those currently or historically affecting the businesses or results of operations of Builders FirstSource and those currently or historically affecting the businesses or results of operations of BMC. The results of operations of the combined company may also be affected by factors different from those that currently affect or have historically affected either Builders FirstSource or BMC. For a discussion of the businesses of each of Builders FirstSource and BMC and some important factors to consider in connection with those businesses, please see the section entitled “The Parties to the Merger” beginning on page 57 and the documents and information included elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus and listed under the section entitled “Where You Can Find More Information” beginning on page 213.

Obtaining required approvals and satisfying conditions to the completion of the merger may prevent or delay completion of the merger.

The merger is subject to a number of conditions to completion as specified in the merger agreement. These conditions to completion include, among others, (i) receipt of the approval of the BFS share issuance and the adoption of the BFS charter amendment by the holders of BFS common stock and the adoption of the merger agreement by the holders of BMC common stock; (ii) approval for listing on Nasdaq, subject to official notice of issuance, of the shares of BFS common stock to be issued in the BFS share issuance; (iii) the absence of any law or order (whether preliminary, temporary or permanent) enacted or promulgated and remaining in effect that enjoins, prevents, makes illegal or prohibits the completion of the merger or the BFS stock issuance; (iv) the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC; and (v) expiration or termination of the waiting period under the HSR Act applicable to the transactions contemplated by the merger agreement. The obligation of each of BMC and Builders FirstSource to complete the merger is also conditioned on (a) the accuracy of the other party’s representations and warranties made in the merger agreement, subject to materiality standards in the merger agreement; (b) the performance, in all material respects, of all of the other party’s obligations under the merger agreement required to be performed at or prior to the completion of the merger; (c) since the date of the merger agreement, there must not have occurred and be continuing with respect to the other party any material adverse effect or any event, change, effect, development or occurrence that would reasonably be expected to result in, individually or in the aggregate, a material adverse effect on such other party; (d) such party must have received a certificate executed by an executive officer of the other party certifying as to the satisfaction of the conditions in the three preceding bullets regarding representations and warranties, the performance of covenants and the absence of any material adverse effect; and (e) such party must have received a written legal opinion to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. No assurance can be given that the required stockholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to the completion will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the consents and approvals. Any delay in completing the merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that Builders FirstSource and BMC expect to achieve if the merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152.

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense. Current and prospective employees of Builders FirstSource and BMC may experience uncertainty about their future role with Builders FirstSource and BMC until strategies with regard to these employees are announced or executed, which may impair Builders FirstSource’s and BMC’s ability to attract, retain and motivate key management, sales, marketing, and other personnel prior to and following the merger. Employee retention may be particularly challenging during the pendency of the merger, as employees of Builders FirstSource and BMC may experience uncertainty about their future roles with the combined company. If Builders FirstSource and BMC are unable to retain personnel, including Builders FirstSource’s and BMC’s key management, Builders FirstSource and BMC could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

If key employees of Builders FirstSource or BMC depart, the integration of the companies may be more difficult and the combined company’s business following the merger may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Builders FirstSource or BMC, and the combined company’s ability to realize the anticipated benefits of the merger may be materially and adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or integrating employees into the combined company. Accordingly, no assurance can be given that the combined company will be able to attract or retain key employees of Builders FirstSource and BMC to the same extent that those companies have been able to attract or retain their own employees in the past.

The merger, including uncertainty regarding the merger, may cause customers, suppliers or strategic partners to delay or defer decisions concerning Builders FirstSource and BMC, and may adversely affect each company’s ability to effectively manage its respective businesses.

The merger will happen only if the stated conditions are satisfied, including the adoption of the merger agreement by BMC’s stockholders, the approval of the BFS share issuance and the adoption of the BFS charter amendment by the BFS stockholders and the receipt of regulatory approvals, among other conditions. Many of the conditions are outside the control of Builders FirstSource and BMC, and both parties also have certain rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers, vendors, strategic partners or others that deal with Builders FirstSource and/or BMC to delay or defer entering into contracts with Builders FirstSource and BMC or making other decisions concerning Builders FirstSource and BMC, or to seek to change or cancel existing business relationships with Builders FirstSource and BMC, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Builders FirstSource and BMC, regardless of whether the merger is ultimately completed.

In addition, the merger agreement restricts Builders FirstSource, BMC and their respective subsidiaries from making certain acquisitions and taking other specified actions until the merger occurs without the consent of the other parties. These restrictions may prevent Builders FirstSource and BMC from pursuing attractive business opportunities or strategic transactions that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 141 for a description of the restrictive covenants to which each of Builders FirstSource and BMC is subject.

Until the completion of the merger or the termination of the merger agreement in accordance with its terms, Builders FirstSource and BMC are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Builders FirstSource or BMC and their respective stockholders.

From and after the date of the merger agreement and prior to the effective time, the merger agreement restricts Builders FirstSource and BMC from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted in all material respects in the ordinary course of business, consistent with past practice, subject to certain exceptions related to COVID-19. These restrictions may prevent Builders FirstSource or BMC from making appropriate changes to their respective businesses or organizational structures or from pursuing attractive business opportunities that may arise prior to the completion of the merger and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in completion of the merger or termination of the merger agreement. Please see the section entitled “The Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 141.

The shares of common stock of the combined company to be received by BMC stockholders as a result of the merger will have rights different from the shares of BMC common stock.

Upon completion of the merger, the rights of BMC stockholders, who will become stockholders of Builders FirstSource, will be governed by the certificate of incorporation and bylaws of Builders FirstSource. The rights associated with BMC common stock are different from the rights associated with BFS common stock. Please see the section entitled “Comparison of Stockholders’ Rights” beginning on page 188 for a discussion of these rights.

BFS stockholders and BMC stockholders will each have reduced ownership and voting interest in and will exercise less influence over management of the combined company.

BFS stockholders currently have the right to vote in the election of the BFS board of directors and on other matters affecting Builders FirstSource, and BMC stockholders currently have the right to vote in the election of the BMC board of directors and on other matters affecting BMC. Upon completion of the merger, each BFS stockholder and each BMC stockholder will become a stockholder of the combined company with a percentage ownership of the combined company that is smaller than such stockholder’s percentage ownership of BMC or Builders FirstSource, respectively, immediately prior to the merger. Immediately following completion of the merger, holders of shares of BFS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 57% of the issued and outstanding shares of BFS common stock, and holders of shares of BMC common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 43% of the issued and outstanding shares of BFS common stock on a fully diluted basis and based on the number of shares of BFS common stock and BMC common stock outstanding as of November 13, 2020. The exact equity stake of BFS stockholders and BMC stockholders in the combined company immediately following the merger will depend on the number of shares of BFS common stock and

BMC common stock issued and outstanding immediately prior to the merger. In addition, the board of directors of Builders FirstSource will be compromised of seven directors of Builders FirstSource and five directors of BMC, in each case, as of immediately prior to the effective time. Accordingly, BFS stockholders and BMC stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Builders FirstSource or BMC, as applicable.

Whether or not the merger is completed, the announcement and pendency of the merger will divert significant management resources to complete the merger, which could cause disruptions in the businesses of Builders FirstSource and BMC and could have an adverse effect on their respective businesses and financial results.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Builders FirstSource and BMC. Specifically:

•

current and prospective employees of Builders FirstSource and BMC may experience uncertainty about their future roles with the combined company, which might adversely affect Builders FirstSource’s and BMC’s abilities to retain key managers and other employees; and

•

the attention of management of each of Builders FirstSource and BMC, which would otherwise have been devoted to the day-to-day operations of their respective companies, may be diverted toward the completion of the merger.

Builders FirstSource and BMC have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses. If the merger is not completed, Builders FirstSource and BMC will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

Either Builders FirstSource or BMC may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by the outside date of May 26, 2021, which date may be extended to August 26, 2021, if, at 5:00 p.m., Eastern Time, on the outside date, all of the conditions to the completion of the merger described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152 have been satisfied or duly waived by all parties entitled to the benefit thereof (except for (i) conditions regarding (a) the existence of a legal restraint that relates to antitrust laws or (b) expiration or termination of the waiting period under the HSR Act and (ii) any other condition that by its nature is to be satisfied at the completion of the merger). In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, BMC may be required to pay Builders FirstSource a termination fee of $66,000,000, including certain circumstances in which the BMC board of directors effects a change of recommendation (as defined in the section entitled “The Merger Agreement—No Change of Recommendation” beginning on page 146) or BMC enters into an agreement with respect to a superior acquisition proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144) following the termination of the merger agreement. In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, Builders FirstSource may be required to pay BMC a termination fee of $100,000,000, including certain circumstances in which the BFS board of directors effects a change of recommendation or Builders FirstSource enters into an agreement with respect to a superior acquisition proposal following the termination of the merger agreement. Please see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 154 and the section entitled “The Merger Agreement—Termination Fees” beginning on page 156 for a more complete discussion of the circumstances under which the merger agreement could be terminated and when a termination fee may be payable by Builders FirstSource or BMC.

The termination of the merger agreement could negatively impact Builders FirstSource or BMC.

If the merger is not completed for any reason, including as a result of BMC stockholders failing to adopt the merger agreement or BFS stockholders failing to approve the BFS share issuance or adopt the BFS charter amendment, the ongoing businesses of Builders FirstSource and BMC may be adversely affected and, without realizing any of the benefits of having completed the merger, Builders FirstSource and BMC would be subject to a number of risks, including the following:

•	each company may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	each company may experience negative reactions from its suppliers, customers, regulators and employees;

•

each company will be required to pay their respective costs relating to the merger, such as investment banking, legal, financing and accounting costs and associated fees and expenses, whether or not the merger is completed;

•

the merger agreement places certain restrictions on the conduct of each company’s business prior to the completion of the merger and such restrictions, the waiver of which is subject to consent of the other company (not to be unreasonably withheld, conditioned or delayed), may prevent Builders FirstSource or BMC from making certain acquisitions or taking certain other specified actions during the pendency of the merger (see the section entitled “The Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 141 for a description of the restrictive covenants applicable to Builders FirstSource and BMC);

•

matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Builders FirstSource management and BMC management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Builders FirstSource or BMC, as applicable, as an independent company; and

•

litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Builders FirstSource and BMC to perform their respective obligations under the merger agreement.

The directors and executive officers of Builders FirstSource and BMC have interests and arrangements that may be different from, or in addition to, those of Builders FirstSource and BMC stockholders generally.

When considering the recommendations of the boards of directors of Builders FirstSource or BMC, as applicable, with respect to the proposals described in this joint proxy statement/prospectus, stockholders should be aware that the directors and executive officers of each of Builders FirstSource and BMC may have interests in the merger which are different from, or in addition to, those of BFS stockholders and BMC stockholders generally. These interests include the continued employment of certain executive officers of Builders FirstSource and BMC by the combined company, the continued service of certain directors of Builders FirstSource and BMC as directors of the combined company, the treatment in the merger of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements of BMC’s directors and executive officers, and the right to continued indemnification of Builders FirstSource and former BMC directors and officers by the combined company.

BFS stockholders and BMC stockholders should be aware of these interests when they consider the recommendations of the respective Builders FirstSource and BMC boards of directors that they vote to approve the BFS share issuance and adopt the BFS charter amendment, in the case of Builders FirstSource, or that they adopt the merger agreement, in the case of BMC. The BFS board of directors was aware of these interests when it authorized and approved and declared advisable the merger agreement and the completion of the merger, the BFS share issuance, and the other transactions contemplated by the merger agreement; approved and adopted the

BFS charter amendment, subject to approval of the BFS share issuance and adoption of the BFS charter amendment by BFS stockholders at the BFS stockholder meeting; and recommended that the BFS stockholders approve and adopt the BFS share issuance and the BFS charter amendment. The interests of Builders FirstSource’s directors and executive officers are described in more detail in the section entitled “Interests of Builders FirstSource’s Directors and Executive Officers in the Merger” beginning on page 176. Likewise, the BMC board of directors was aware of these interests when it approved and declared advisable the merger agreement, the merger and the transactions contemplated thereby on the terms and subject to the conditions set forth in the merger agreement, determined that the merger agreement, the merger and the transactions contemplated by the merger agreement were fair to, and in the best interests of, BMC and BMC stockholders and recommended that BMC stockholders adopt the merger agreement. The interests of BMC’s directors and executive officers are described in more detail in the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger” beginning on page 178.

Builders FirstSource or BMC may waive one or more of the conditions to the completion of the merger without re-soliciting stockholder approval.

Builders FirstSource or BMC may determine to waive, in whole or part, one or more of the conditions of its obligations to complete the merger. Builders FirstSource and BMC currently expect to evaluate the materiality of any waiver and its effect on Builders FirstSource or BMC stockholders, as applicable, in light of the facts and circumstances at the time of such waiver, to determine whether any amendment or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the completion of the merger or as to re-soliciting stockholder approval or amending this joint proxy statement/prospectus as a result of any such waiver will be made by Builders FirstSource or BMC, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with either Builders FirstSource or BMC.

The merger agreement contains non-solicitation provisions that restrict each of Builders FirstSource’s and BMC’s ability to, among other things (each as described under the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144):

•

solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information), or take any other action designed to lead to, the submission by any person of an acquisition proposal;

•

engage in, continue, knowingly facilitate, knowingly encourage or otherwise participate in any discussions or negotiations related to any acquisition proposal or provide any information to any person in connection with, or related to, any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal;

•	enter into any contract (including any letter of intent, agreement, agreement in principle or memorandum of understanding) or similar document or commitment related to an acquisition proposal; or

•

release or permit the release of any person from, waive or permit the waiver of any right under, or grant any consent or make any election under any “standstill” or similar provision to which Builders FirstSource or BMC, as applicable, is a party, or fail to enforce any provision of such “standstill” or similar provision against any known violation thereof (except if such party’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of such party’s board of directors under applicable law, in which case such party may waive any such provision solely to the extent necessary to permit the person bound by such provision to make a nonpublic acquisition proposal to its board of directors).

Furthermore, there are only limited exceptions to the requirement under the merger agreement that neither Builders FirstSource’s board of directors nor BMC’s board of directors change, withhold, withdraw, qualify, amend, or modify (or publicly propose to change, withhold, withdraw, qualify, amend, or modify) the Builders FirstSource recommendation or the BMC recommendation, as applicable (as described in the section entitled “The Merger Agreement—No Change of Recommendation” beginning on page 146). Although Builders FirstSource’s board of directors is permitted to effect a change of recommendation, after complying with certain procedures, including submitting the merger agreement for BFS stockholder approval, set forth in the merger agreement, in response to a superior acquisition proposal if it determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor, that the failure of the BFS board of directors to change its recommendation in response to such superior acquisition proposal or intervening event would be inconsistent with the fiduciary duties of such board of directors under applicable law, its doing so would entitle BMC to terminate the merger agreement and collect a termination fee from Builders FirstSource in the amount of $100 million. Although BMC’s board of directors is permitted to effect a change of recommendation, after complying with certain procedures, including submitting the merger agreement for BMC stockholder approval, set forth in the merger agreement, in response to a superior acquisition proposal if it determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor, that the failure of BMC’s board of directors to change its recommendation in response to such superior acquisition proposal or intervening event would be inconsistent with the fiduciary duties of such board of directors under applicable law, its doing so would entitle Builders FirstSource to terminate the merger agreement and collect a termination fee from BMC in the amount of $66 million. For more information, please see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 154 and “The Merger Agreement—Termination Fees” beginning on page 156.

These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the exchange ratio in the merger, or they could result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

Each of Builders FirstSource and BMC will incur significant transaction, merger-related and integration costs in connection with the merger.

Builders FirstSource and BMC have incurred and expect to incur a number of non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, filing fees, printing expenses and other related charges. Some of these costs are payable by Builders FirstSource and BMC regardless of whether the merger is completed.

There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. The costs related to integration of the two companies will be expensed as a cost of the ongoing results of the combined company. Although Builders FirstSource and BMC expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and integration costs over time, any net benefit may not be achieved in the near term or at all. There may also be additional unanticipated significant costs in connection with the merger that the combined company may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income Builders FirstSource and BMC expect to achieve from the merger. Many of these costs will be borne by Builders FirstSource and/or BMC even if the merger is not completed. While both Builders FirstSource and BMC have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

BFS stockholders and BMC stockholders will not be entitled to appraisal rights in the merger.

Holders of BMC common stock who do not vote in favor of the merger will not have rights to an appraisal of the fair value of their shares. Because shares of BFS common stock are listed on Nasdaq, a national securities exchange, and are expected to continue to be so listed, and because BMC stockholders are not required by the terms of the merger agreement to accept for their shares anything other than shares of BFS common stock and cash in lieu of fractional shares, holders of BMC common stock will not be entitled to appraisal rights in the merger. Please see the section entitled “No Appraisal Rights” beginning on page 203.

Lawsuits may be filed against Builders FirstSource and BMC challenging the merger. An adverse ruling in any such lawsuit may prevent the merger from being completed.

Governmental authorities or other third parties with appropriate standing may file litigation challenging the merger and seeking an order enjoining or otherwise delaying or prohibiting the completion of the merger. If any such litigation is successful, then such order may prevent the merger from being completed, or from being completed within the expected time frame.

Risks Relating to the Combined Company Following the Merger

The failure to successfully combine the businesses of Builders FirstSource and BMC may adversely affect the combined company’s future results.

The success of the merger will depend, in part, on the ability of the combined company to realize the anticipated benefits from combining the businesses of Builders FirstSource and BMC. To realize these anticipated benefits, the businesses of Builders FirstSource and BMC must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The combined company may not be able to retain customers or suppliers, or customers or suppliers may seek to modify contractual obligations with the combined company, which could have an adverse effect on the combined company’s business and operations.

As a result of the merger, the combined company may experience impacts on relationships with customers and suppliers that may harm its business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the merger whether or not contractual rights are triggered as a result of the merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the merger. If any of the customers or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, if the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, including as a result of bankruptcy of any such suppliers due to poor economic conditions, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all. Any of the aforementioned disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the merger or by a termination of the merger agreement.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of Builders FirstSource’s business and BMC’s business following the merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

Combining the businesses of Builders FirstSource and BMC may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the value of the BFS common stock following the merger.

The success of the merger will depend on, among other things, the ability of Builders FirstSource and BMC to combine their businesses in a manner that facilitates growth opportunities and realizes cost savings. Builders FirstSource and BMC have entered into the merger agreement because each believes that the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of its respective stockholders and that combining the businesses of Builders FirstSource and BMC will produce benefits and cost savings.

However, Builders FirstSource and BMC must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the BFS common stock after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what Builders FirstSource and BMC expect and may take longer to achieve than anticipated. If Builders FirstSource and BMC are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.

The failure to successfully integrate the businesses and operations of Builders FirstSource and BMC in the expected time frame may adversely affect the combined company’s future results.

Builders FirstSource and BMC have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Builders FirstSource employees or key BMC employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Builders FirstSource and BMC in order to realize the anticipated benefits of the merger so the combined company performs as expected:

•	combining the companies’ operations and corporate functions;

•	combining the businesses of Builders FirstSource and BMC;

•	meeting the capital requirements of the combined company;

•	integrating personnel from the two companies;

•	integrating the companies’ technologies;

•	integrating and unifying the offerings and services available to customers;

•	identifying and eliminating redundant and underperforming functions and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	coordinating distribution and marketing efforts;

•	managing the movement of certain positions to different locations;

•	coordinating geographically dispersed organizations; and

•	effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention and resources of certain members of either company’s or both companies’ management may be focused on completion of the merger and the integration of the businesses of the two companies, and diverted from day-to-day business operations or other opportunities that may have been beneficial to the applicable company, which may disrupt each company’s ongoing business and the business of the combined company.

Furthermore, the board of directors and executive leadership of the combined company will consist of certain current directors and executive officers of each of Builders FirstSource and BMC. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.

The Builders FirstSource and BMC unaudited prospective financial information is inherently subject to uncertainties, the unaudited pro forma financial data included in this document is preliminary and the combined company’s actual financial position and results of operations after the merger may differ materially from these estimates and the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The unaudited pro forma combined financial statements and unaudited pro forma per share data included in this joint proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates, and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this joint proxy statement/prospectus. For more information, please see the sections entitled “Comparative Historical and Unaudited Pro Forma Per Share Data” beginning on page 38 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 37.

While presented with numeric specificity, the Builders FirstSource and BMC unaudited prospective financial information provided in this joint proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, construction industry, economic, market and financial conditions and additional matters specific to Builders FirstSource’s or BMC’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of Builders FirstSource and BMC. As a result, actual results may differ materially from the unaudited prospective financial information. Important factors that may affect actual results and cause these unaudited projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Builders FirstSource’s or BMC’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), construction industry performance, general business and economic conditions, as well as any continuing or worsening economic impact from the COVID-19 pandemic. For more information, please see the sections entitled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 124 and “The Merger—Certain Estimated Synergies” beginning on page 129.

The COVID-19 pandemic has led to periods of significant volatility in financial and other markets and could harm the business and results of operations for the combined company following the completion of the merger.

The COVID-19 pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, and has impacted, and could continue to impact, the business of each of Builders FirstSource and BMC and created significant uncertainties for the building materials industry and the economy in general. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on the businesses of Builders FirstSource and BMC, and there is no guarantee that efforts by Builders FirstSource and BMC to address the adverse impacts of the COVID-19 pandemic will be effective. The impact to date has included periods of significant volatility in financial and other markets. This volatility, if it continues, could have an adverse impact on Builders FirstSource’s and BMC’s customers, businesses, financial conditions, and results of operations.

In addition, recent actions by U.S. federal and state governments to address the COVID-19 pandemic, including travel restrictions, quarantines, return-to-work restrictions, and site closures, may also have a significant adverse effect on the jurisdictions in which Builders FirstSource and BMC conduct their businesses as well as on the companies’ ability to staff manufacturing facilities and operations centers. The extent of impacts resulting from the COVID-19 pandemic and other events beyond the control of Builders FirstSource and BMC will depend on future developments, which are highly uncertain and cannot be predicted.

In addition, the efforts to integrate the businesses of Builders FirstSource and BMC may be delayed and/or adversely affected by the COVID-19 pandemic and become more costly. Each of Builders FirstSource and BMC may incur additional costs to remedy damages caused by any disruptions due to the COVID-19 pandemic, which could adversely affect their businesses, financial conditions and results of operations.

Builders FirstSource and BMC will incur significant transaction, merger-related and integration costs in connection with the merger.

Builders FirstSource and BMC have incurred and expect to incur a number of non-recurring costs associated with combining the operations of the two companies. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, printing expenses and other related charges. Some of these costs are payable by Builders FirstSource and BMC regardless of whether the merger is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. While both Builders FirstSource and BMC have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the merger that the combined company may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income Builders FirstSource and BMC expect to achieve from the merger. Although Builders FirstSource and BMC expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Third parties may terminate or alter existing contracts or relationships with Builders FirstSource or BMC.

BMC has contracts with customers, suppliers, vendors, landlords and other business partners which may require BMC to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue and may lose rights that are material to its business and the business of the combined company. In addition, third parties with whom Builders FirstSource or BMC currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the merger or the termination of the merger agreement.

The combined company may be unable to retain Builders FirstSource and BMC personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of the professionals currently employed by Builders FirstSource and BMC. It is possible that these employees may decide not to remain with Builders FirstSource or BMC, as applicable, while the merger is pending or with the combined company after the merger is completed. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Builders FirstSource and BMC to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Builders FirstSource and BMC may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

The combined company’s debt may limit its financial flexibility.

Builders FirstSource and BMC continue to review the treatment of their existing indebtedness and Builders FirstSource and BMC may seek to repay, refinance, repurchase, redeem, exchange or otherwise terminate their existing indebtedness prior to, in connection with or following the completion of the merger. If either Builders FirstSource or BMC seeks to refinance its existing indebtedness, there can be no guarantee that it would be able to execute the refinancing on favorable terms or at all.

Any increase in or modifications to Builders FirstSource’s or BMC’s indebtedness could have adverse effects on such company’s financial condition and results of operations, including:

•	increasing its vulnerability to changing economic, regulatory and industry conditions;

•	limiting its ability to compete and its flexibility in planning for, or reacting to, changes in its business and the industry;

•	limiting its ability to pay dividends to its stockholders;

•	limiting its ability to borrow additional funds; and

•

requiring it to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, share repurchases, dividends and other purposes.

The companies’ ability to arrange any additional financing for the purposes described above or otherwise will depend on, among other factors, the companies’ respective financial positions and performance, as well as prevailing market conditions and other factors beyond their control. The level and quality of the combined company’s earnings, operations, business and management, among other things, will impact the determination of its credit ratings. A decrease in the ratings assigned to the combined company by the ratings agencies may negatively impact its access to the debt capital markets and increase its cost of borrowing. There can be no assurance that the combined company will be able to obtain financing on acceptable terms or at all. In addition, there can be no assurance that the combined company will be able to maintain the current credit worthiness or prospective credit ratings of Builders FirstSource or BMC, and any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on the liquidity, capital position or access to capital markets of the combined company.

Declaration, payment and amounts of dividends, if any, distributed to stockholders of the combined company will be uncertain.

Neither Builders FirstSource nor BMC currently pays a regular dividend on its common stock. Whether any dividends are declared or paid to stockholders of the combined company following the merger, and the amounts of any dividends that are declared or paid, are uncertain and depend on a number of factors. The board of directors of the combined company will have the discretion to determine the dividend policy of the combined company, which may be impacted by any of the following factors:

•	the combined company may not have enough cash to pay such dividends due to its cash requirements, capital spending plans, cash flow or financial position;

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the BFS board of directors, which could change its dividend practices at any time and for any reason;

•	the combined company’s desire to maintain or improve the credit ratings on its debt;

•

the amount of dividends that the combined company may distribute to its stockholders is subject to restrictions under Delaware law and is limited by any restricted payment and leverage covenants in its credit facilities and, potentially, the terms of any future indebtedness that it may incur; and

•	certain limitations on the amount of dividends subsidiaries of the combined company can distribute to the combined company, as imposed by state law, regulators or agreements.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

Risks Relating to Builders FirstSource’s Business

Builders FirstSource’s business will continue to be subject to the risks described in the sections entitled “Risk Factors” in Builders FirstSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and Builders FirstSource’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020. Please see the section entitled “Where You Can Find More Information” beginning on page 213 for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to BMC’s Business

BMC’s business will continue to be subject to the risks described in the sections entitled “Risk Factors” in BMC’s Annual Report on Form 10-K for the year ended December 31, 2019, and BMC’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020. Please see the section entitled “Where You Can Find More Information” beginning on page 213 for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE PARTIES TO THE MERGER

Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

(214) 880-3500

Builders FirstSource, Inc., a Delaware corporation, is the largest U.S. supplier of building products, prefabricated components, and value-added services to the professional market segment for new residential construction and repair and remodeling. Builders FirstSource provides customers with an integrated homebuilding solution, offering manufacturing, supply, delivery, and installation of a full range of structural and related building products. Builders FirstSource operates in 40 states with approximately 400 locations, and has a market presence in 77 of the top 100 metropolitan statistical areas, providing geographic diversity and balanced end-market exposure. Builders FirstSource services customers from strategically located distribution and manufacturing facilities that produce value-added products such as roof and floor trusses, wall panels, stairs, vinyl windows, custom millwork and pre-hung doors. It also distributes dimensional lumber and lumber sheet goods, millwork, windows, interior and exterior doors, and other building products.

BFS common stock is listed on Nasdaq under the trading symbol “BLDR.”

For more information about Builders FirstSource, please visit the Builders FirstSource Internet website at http://www.bldr.com. Builders FirstSource’s Internet website address is provided as an inactive textual reference only. The information contained on Builders FirstSource’s Internet website or accessible through it (other than the documents incorporated by reference into this joint proxy statement/prospectus) does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Builders FirstSource is included in the documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 213.

BMC Stock Holdings, Inc.

4800 Falls of Neuse Road, Suite 400

Raleigh, North Carolina 27609

(919) 431-1000

BMC Stock Holdings, Inc., a Delaware corporation, is a leading provider of diversified building materials and solutions to new construction builders and professional remodelers in the U.S. BMC’s comprehensive portfolio of products and services spans building materials, including millwork and structural component manufacturing capabilities, consultative showrooms and design centers, value-added installation management and an innovative eBusiness platform. BMC serves 45 metropolitan areas across 18 states, principally in the South and West regions.

BMC common stock is listed on the Nasdaq under the trading symbol “BMCH.”

For more information about BMC, please visit BMC’s Internet website at http://www.buildwithBMC.com. BMC’s Internet website address is provided as an inactive textual reference only. The information contained on BMC’s Internet website or accessible through it (other than the documents incorporated by reference into this joint proxy statement/prospectus) does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about BMC is included in the documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 213.

Boston Merger Sub I Inc.

c/o Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

(214) 880-3500

Boston Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of Builders FirstSource, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the merger and the other transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into BMC, with BMC surviving the merger as a wholly owned subsidiary of Builders FirstSource.

THE BFS STOCKHOLDER MEETING

This joint proxy statement/prospectus is being mailed on or about November [•], 2020, to holders of record of BFS common stock as of the close of business on November 13, 2020, and constitutes notice of the BFS stockholder meeting in conformity with the requirements of the DGCL.

This joint proxy statement/prospectus is being provided to BFS stockholders as part of a solicitation of proxies by the BFS board of directors for use at the BFS stockholder meeting and any adjournments or postponements thereof. BFS stockholders are encouraged to read this document carefully and in its entirety, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement.

Date, Time and Place of the BFS Stockholder Meeting

The BFS stockholder meeting is scheduled to be held at the corporate headquarters of Builders FirstSource, Inc., located at 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, on December 22, 2020, beginning at 9:00 a.m., Central Time, unless postponed to a later date.

In the event that, as a result of public health and travel concerns or recommendations that public health officials may issue in light of the COVID-19 pandemic, the BFS board of directors determines to hold the BFS stockholder meeting virtually in addition to, or in lieu of, holding the BFS stockholder meeting in person, Builders FirstSource will announce that fact as promptly as practicable after making such determination, and details on how to participate will be made available in the press release announcing such determination and will also be posted on the Builders FirstSource website at http://investors.bldr.com/press-releases.

Matters to be Considered at the BFS Stockholder Meeting

The purposes of the BFS stockholder meeting are as follows, each as further described in this joint proxy statement/prospectus:

•	BFS share issuance proposal. To approve the issuance of shares of BFS common stock to the stockholders of BMC pursuant to the merger agreement.

•	BFS charter amendment proposal. To adopt an amendment to the BFS charter to increase the number of authorized shares of BFS common stock.

•

BFS adjournment proposal. To approve the adjournment of the BFS stockholder meeting to solicit additional proxies if, within three business days prior to the date of the BFS stockholder meeting, there are not sufficient votes to approve the BFS share issuance proposal or the BFS charter amendment proposal, or if Builders FirstSource is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to BFS stockholders.

Recommendation of the BFS Board of Directors

The BFS board of directors unanimously recommends that BFS stockholders vote:

•	“FOR” the BFS share issuance proposal;

•	“FOR” the BFS charter amendment proposal; and

•	“FOR” the BFS adjournment proposal.

After careful consideration, the BFS board of directors unanimously authorized and approved and declared advisable the merger agreement and the completion of the merger, the BFS share issuance, and the other transactions contemplated by the merger agreement, subject to approval of the BFS share issuance by BFS stockholders at the BFS stockholder meeting; approved and adopted the BFS charter amendment, subject to approval of the BFS share issuance and adoption of the BFS charter amendment by BFS stockholders at the BFS stockholder meeting; and recommended that the BFS stockholders approve the BFS share issuance and adopt the BFS charter amendment.

Please see the section entitled “The Merger—Recommendation of the BFS Board of Directors; Builders FirstSource’s Reasons for the Merger” beginning on page 99.

BFS Record Date; Voting Rights

The BFS record date to determine who is entitled to receive notice of, and to vote at, the BFS stockholder meeting or any adjournments or postponements thereof is November 13, 2020. As of the close of business on the BFS record date, there were 116,821,189 shares of BFS common stock issued and outstanding, each entitled to vote at the BFS stockholder meeting. For any matter properly brought before the BFS stockholder meeting, each BFS stockholder may cast one vote for each share of BFS common stock owned at the close of business on the BFS record date. Only BFS stockholders of record at the close of business on the BFS record date are entitled to receive notice of, and to vote at, the BFS stockholder meeting and any adjournments or postponements thereof.

Quorum; Abstentions; Broker Non-Votes

A quorum of BFS stockholders is necessary to conduct the BFS stockholder meeting. The holders of a majority of the shares of BFS common stock entitled to vote at the meeting must be represented (in person or by proxy) at the BFS stockholder meeting (or any adjournment or postponement thereof) in order to constitute a quorum. If a quorum is not present, the BFS stockholder meeting will be adjourned and reconvened when the holders of the number of shares of BFS common stock required to constitute a quorum attend.

If you hold your Builders FirstSource shares in a stock brokerage account or if your shares are held by a bank, broker, or other nominee in “street name,” your shares will not be represented and your shares will not be voted on any matter unless you provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker, or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Builders FirstSource or by voting in person at the BFS stockholder meeting unless you have a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of BFS common stock on behalf of their customers will not be permitted to give a proxy to Builders FirstSource to vote those shares without specific instructions from their customers. If you are a BFS stockholder and you do not instruct your broker on how to vote your shares: (i) your broker will not be permitted to vote your shares on the proposal to approve the issuance of shares of BFS common stock to BMC stockholders pursuant to the merger, which will have no effect on the vote on this proposal, assuming a quorum is present; (ii) your broker will not be permitted to vote your shares on the proposal to adopt an amendment to Builders FirstSource’s certificate of incorporation, which will have the same effect as a vote “AGAINST” this proposal; and (iii) your broker will not be permitted to vote your shares on any proposal to approve any motion to adjourn the BFS stockholder meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of BFS common stock to BMC stockholders pursuant to the merger or the adoption of an amendment to the BFS charter, which will have no effect on the vote on this proposal.

If you submit a properly executed proxy card, even if you abstain from voting or vote against the approval of the BFS share issuance or the adoption of the BFS charter amendment, your shares of BFS common stock will be counted for purposes of calculating whether a quorum is present at the BFS stockholder meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the BFS board of directors. If additional votes must be solicited to approve the BFS share issuance or adopt the BFS charter amendment, it is expected that the meeting will be adjourned to solicit additional proxies.

Required Votes; Vote of Builders FirstSource’s Directors and Executive Officers

Except for the BFS adjournment proposal, the vote required to approve all of the proposals listed herein assumes the presence of a quorum.

Proposal		Votes Necessary
BFS Proposal 1	BFS Share Issuance Proposal	Approval requires the affirmative vote of the holders of a majority of the total number of shares of BFS common stock represented (in person or by proxy) and entitled to vote at the BFS stockholder meeting.
An abstention (either by attending the BFS stockholder meeting in person and abstaining from voting or responding by proxy with an “abstention” vote) will have the same effect as a vote “AGAINST” the BFS share issuance proposal, while a broker non-vote, if any, or other failure of a BFS stockholder who does not attend the BFS stockholder meeting in person to vote will have no effect on the vote of this proposal.

BFS Proposal 2	BFS Charter Amendment Proposal	Approval requires the affirmative vote of a majority of the outstanding shares of BFS common stock entitled to vote on such proposal. An abstention, a broker non-vote, if any, or other failure to vote will have the same effect as a vote “AGAINST” the BFS charter amendment proposal.

BFS Proposal 3	BFS Adjournment Proposal

Approval requires the affirmative vote of the holders of a majority of the total number of shares of BFS common stock represented (in person or by proxy) and entitled to vote at the BFS stockholder meeting.

An abstention (either by attending the BFS stockholder meeting in person and abstaining from voting or responding by proxy with an “abstention” vote) will have the same effect as a vote “AGAINST” the BFS adjournment proposal, while a broker non-vote, if any, or other failure of a BFS stockholder who does not attend the BFS stockholder meeting in person to vote will have no effect on the vote of this proposal.

As of the BFS record date, Builders FirstSource’s directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 1,929,075 shares of BFS common stock, or approximately 1.7% of the total outstanding shares of BFS common stock. Although none of them has entered into any agreement obligating them to do so, Builders FirstSource currently expects that all of its directors and executive officers will vote their shares “FOR” the BFS share issuance proposal, “FOR” the BFS charter amendment proposal, and “FOR” the BFS adjournment proposal. Please see the section entitled “Interests of Builders FirstSource’s Directors and Executive Officers in the Merger” beginning on page 176 and the arrangements described in Builders FirstSource’s Definitive Proxy Statement on Schedule 14A for Builders FirstSource’s 2020 Annual Meeting filed with the SEC on April 28, 2020, which is incorporated by reference into this joint proxy statement/prospectus.

Methods of Voting

If you are a stockholder of record as of the BFS record date, you may vote by proxy through the Internet, by telephone, or by mail, or you may vote in person at the BFS stockholder meeting.

•	By Internet: Through the Internet, by logging into the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card.

•	By Telephone: By calling (from the United States, Puerto Rico, or Canada) using the toll-free telephone number listed on the enclosed proxy card.

•	By Mail: By completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

•

In Person: Shares held directly in your name as stockholder of record may be voted in person at the BFS stockholder meeting. If you choose to vote your shares in person at the BFS stockholder meeting, please bring your enclosed proxy card and current, government-issued photo identification. Even if you plan to attend the BFS stockholder meeting, Builders FirstSource recommends that you submit a proxy to vote your shares in advance as described in this section so that your vote will be counted if you cannot or you later decide not to attend the BFS stockholder meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, or other nominee giving you the right to vote the shares. In the event that, as a result of public health and travel concerns or recommendations that public health officials may issue in light of the COVID-19 pandemic, the BFS board of directors determines to hold the BFS stockholder meeting virtually in addition to, or in lieu of, holding the BFS stockholder meeting in person, BFS stockholders can attend the BFS stockholder meeting online via live audio-only webcast, where BFS stockholders may vote and submit questions during the BFS stockholder meeting webcast.

If you are a stockholder of record, proxies submitted over the Internet or by telephone as described above must be received by the conclusion of the stockholder vote at the BFS stockholder meeting, and proxies submitted by mail as described above must be received by 11:59 p.m., Central Time, on December 21, 2020. To reduce administrative costs and help the environment by conserving natural resources, Builders FirstSource recommends that you submit a proxy to vote through the Internet, which is available 24 hours a day, seven days a week.

Notwithstanding the above, if your shares are held in “street name” by a bank, broker, or other nominee, you should follow the instructions you receive from your bank, broker, or other nominee on how to vote your shares.

Revocability of Proxies

Any stockholder giving a proxy has the right to revoke such proxy before it is voted at the BFS stockholder meeting (or any adjournment or postponement thereof) by any of the following actions:

•

sending a signed written notice that you revoke your proxy to Builders FirstSource’s corporate secretary, bearing a later date than your original proxy and mailing it so that it is received prior to the BFS stockholder meeting;

•

subsequently submitting a new proxy (including by submitting a proxy via the Internet or telephone) at a later date than your original proxy so that the new proxy is received by the deadline specified on the accompanying proxy card;

•	calling (866) 490-6854 and following the recorded instructions to revoke and replace such proxy; or

•	voting in person at the BFS stockholder meeting, which will automatically cancel any proxy previously given, or revoking your proxy in person at the BFS stockholder meeting.

Execution or revocation of a proxy will not in any way affect the stockholder’s right to attend the stockholder meeting and vote in person.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Builders FirstSource, Inc.
Attention: Corporate Secretary
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

If your shares are held in “street name” and you previously provided voting instructions to your bank, broker, or other nominee, you should follow the instructions provided by your bank, broker, or other nominee to revoke or change your voting instructions.

Unless revoked, all proxies representing shares entitled to vote that are delivered pursuant to this solicitation will be voted at the BFS stockholder meeting (or any adjournment or postponement thereof) and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If a BFS stockholder makes no specification on his, her or its proxy card as to how such BFS stockholder should want his, her or its shares of BFS common stock voted, such proxy will be voted as recommended by the BFS board of directors as stated in this joint proxy statement/prospectus, specifically “FOR” the BFS share issuance proposal, “FOR” the BFS charter amendment proposal, and “FOR” the BFS adjournment proposal.

Proxy Solicitation Costs

Builders FirstSource is soliciting proxies to provide an opportunity to all BFS stockholders to vote on agenda items at the BFS stockholder meeting, whether or not the stockholders are able to attend the BFS stockholder meeting (or any adjournment or postponement thereof). Builders FirstSource will bear the entire cost of soliciting proxies from its stockholders.

Builders FirstSource has retained Morrow Sodali to assist in the solicitation process. Builders FirstSource will pay Morrow Sodali a fee of approximately $15,000, plus costs and expenses for its assistance in the solicitation process. Builders FirstSource also has agreed to indemnify Morrow Sodali against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Builders FirstSource will also ask banks, brokers, and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of BFS common stock held of record by such nominee holders, and Builders FirstSource may be required to reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners. In addition, Builders FirstSource’s directors, officers and other employees may solicit proxies in person, by telephone, electronically, by mail, or by other means, and will not be specifically compensated for such solicitations.

Attending the BFS Stockholder Meeting

You are entitled to attend the BFS stockholder meeting only if you are a stockholder of record of Builders FirstSource at the close of business on November 13, 2020, the BFS record date, or you hold your shares of Builders FirstSource beneficially in the name of a bank, broker, or other nominee as of the BFS record date, or if you hold a valid proxy for the BFS stockholder meeting.

If you are a stockholder of record of Builders FirstSource at the close of business on November 13, 2020 and wish to attend the BFS stockholder meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the BFS stockholder meeting.

If a broker, bank, or other nominee is the record owner of your shares of BFS common stock, you will need to have proof that you are the beneficial owner as of the BFS record date to be admitted to the BFS stockholder meeting. A recent statement or letter from your broker, bank, or other nominee confirming your ownership as of the BFS record date, or presentation of a valid proxy from a broker, bank, or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present current, government-issued photo identification for admittance. If you do not provide current, government-issued photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the BFS stockholder meeting.

In the event that, as a result of public health and travel concerns or recommendations that public health officials may issue in light of the COVID-19 pandemic, the BFS board of directors determines to hold the BFS stockholder meeting virtually in addition to, or in lieu of, holding the BFS stockholder meeting in person, the BFS stockholder meeting will be held online via live audio-only webcast, where you, by logging into to the website, will be able to vote your shares and submit questions during the BFS stockholder meeting webcast.

Householding

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy the delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and provides cost savings for companies.

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to BFS stockholders residing at the same address, unless such stockholders have notified Builders FirstSource of their desire to receive multiple copies of the joint proxy statement/prospectus. In addition, some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker or, as applicable, notify Builders FirstSource by writing to: Corporate Secretary, Builders FirstSource, Inc., 2001 Bryan Street, Suite 1600, Dallas, Texas 75201 or by calling (214)-880-3500.

You can request prompt delivery of a copy of this joint proxy statement/prospectus by writing to: Corporate Secretary, Builders FirstSource, Inc., 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, or by calling (214) 880-3500.

Tabulation of Votes; Results of the BFS Stockholder Meeting

Representatives of Mediant Communications Inc., or such other person that the chief executive officer of Builders FirstSource appoints in its place, will tabulate the votes and will act as inspector of election at the BFS stockholder meeting. The inspector of election will, among other matters, determine the number of shares of BFS common stock represented (in person or by proxy) at the BFS stockholder meeting (or any adjournment or postponement thereof) to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to BFS stockholders.

The preliminary voting results will be announced at the BFS stockholder meeting. In addition, within four business days following the BFS stockholder meeting, Builders FirstSource intends to file the final voting results of the BFS stockholder meeting with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four-business day period, Builders FirstSource will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

Adjournments

If a quorum is present at the BFS stockholder meeting (or any adjournment or postponement thereof) but there are not sufficient votes within three (3) business days prior to the date of the BFS stockholder meeting to approve the BFS share issuance proposal or the BFS charter amendment proposal, or if Builders FirstSource is otherwise required to do so pursuant to the merger agreement, then BFS stockholders may be asked to vote on the BFS adjournment proposal.

At any subsequent reconvening of the BFS stockholder meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the BFS stockholder meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or in completing your proxy card or have questions regarding the BFS stockholder meeting, please contact Morrow Sodali, the proxy solicitation agent for Builders FirstSource at:

Morrow Sodali LLC
509 Madison Avenue, Suite 1206
New York, New York 10022
Stockholders may call toll-free: (800) 662-5200

BFS STOCKHOLDERS SHOULD READ THIS JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, THE BFS SHARE ISSUANCE, AND THE BFS CHARTER AMENDMENT. IN PARTICULAR, BFS STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS.

BFS PROPOSAL 1—BFS SHARE ISSUANCE PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a stockholder of Builders FirstSource as part of the solicitation of proxies by the BFS board of directors for use at the BFS stockholder meeting to consider and vote, among other things, upon a proposal to approve the issuance of shares of BFS common stock to BMC stockholders pursuant to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Companies listed on Nasdaq, as Builders FirstSource is, must comply with a series of rules adopted by Nasdaq in order to remain listed. Under one of those rules, stockholder approval is required prior to the issuance of shares of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock pursuant to the transaction. If the merger is completed, it is currently expected that the issuance of shares of BFS common stock to BMC stockholders pursuant to the merger agreement will exceed 20% of the number of shares of BFS common stock outstanding prior to the BFS share issuance, and, for this reason, Builders FirstSource is seeking the approval of its stockholders for the issuance of shares of BFS common stock pursuant to the merger agreement.

Approval of the BFS share issuance is a condition to the completion of the merger. Additionally, the completion of the merger is conditioned on the approval of the adoption of the BFS charter amendment set forth in BFS Proposal 2. Notwithstanding the outcome of the vote on this proposal, the BFS board of directors will not issue shares of BFS common stock to BMC stockholders pursuant to the merger agreement if the BFS charter amendment proposal is not approved by BFS stockholders.

The BFS board of directors unanimously recommends that BFS stockholders approve the following resolution:

“RESOLVED, that the stockholders of Builders FirstSource, Inc. hereby approve the issuance of shares of Builders FirstSource, Inc. common stock to BMC Stock Holdings, Inc. in connection with consummation of the transactions contemplated by, and pursuant to and in accordance with the terms of, that certain Agreement and Plan of Merger, dated as of August 26, 2020 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Builders FirstSource, Inc., Boston Merger Sub I Inc., and BMC Stock Holdings, Inc., the exact number of shares of Builders FirstSource, Inc. common stock issued to be determined in accordance with the provisions of the Merger Agreement”

Approval of the BFS share issuance proposal requires the affirmative vote of the holders of a majority of the total number of shares of BFS common stock represented (in person or by proxy) and entitled to vote at the BFS stockholder meeting (or any adjournment or postponement thereof). A stockholder’s abstention from voting (either by attending the BFS stockholder meeting in person and abstaining from voting or responding by proxy with an “abstention” vote) will have the same effect as a vote “AGAINST” the BFS share issuance proposal, while a broker non-vote, if any, or other failure of a BFS stockholder who does not attend the BFS stockholder meeting in person to vote (including a failure to instruct your bank, broker, or other nominee to vote) will have no effect on the proposal, assuming a quorum is present.

IF YOU ARE A BFS STOCKHOLDER, THE BFS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE BFS SHARE ISSUANCE PROPOSAL

BFS PROPOSAL 2—BFS CHARTER AMENDMENT PROPOSAL

The BFS board of directors has authorized and approved and declared advisable, pursuant to the merger agreement, the adoption of a certificate of amendment to the BFS charter, the full text of which is attached as Annex B to this joint proxy statement/prospectus. BFS stockholders should read the charter amendment in its entirety. The charter amendment amends the certificate of incorporation of Builders FirstSource to increase the authorized shares of BFS common stock from 200,000,000 shares of BFS common stock to 300,000,000 shares of BFS common stock, by replacing that reference to “200,000,000” in the first full paragraph of Article FOURTH of the current BFS charter with “300,000,000.”

On August 26, 2020, the BFS board of directors acted unanimously to approve and adopt the charter amendment and to recommend to the BFS stockholders that they approve the adoption of the charter amendment, subject to completion of the merger. Under the DGCL, Builders FirstSource is required to obtain approval from the BFS stockholders to amend the BFS charter to increase the number of shares of BFS common stock authorized for issuance. If the BFS charter amendment is approved by the BFS stockholders at the BFS stockholder meeting, the BFS charter amendment will be effective upon the filing of a certificate of amendment to the BFS charter setting forth such amendment with the Secretary of State of the State of Delaware (or at such later time as may be specified therein). Such filing is expected to occur immediately prior to the completion of the merger.

The adoption by BFS stockholders of an amendment to the BFS charter to increase the authorized shares of BFS common stock from 200,000,000 shares of BFS common stock to 300,000,000 shares of BFS common stock is required in order to complete the merger. However, if the BFS charter amendment is approved but the BFS share issuance proposal is not approved, the BFS board of directors will abandon the BFS charter amendment and the authorized shares of BFS common stock will remain at 200,000,000 shares of BFS common stock, without further action by BFS stockholders.

The BFS board of directors unanimously recommends that BFS stockholders adopt the certificate of amendment to the BFS charter to increase the authorized shares of BFS common stock from 200,000,000 shares of BFS common stock to 300,000,000 shares of BFS common stock.

Approval of the BFS charter amendment proposal requires the affirmative vote of a majority of the outstanding shares of BFS common stock entitled to vote on such proposal. A failure to vote (including a failure to instruct your bank, broker, or other nominee to vote), a broker non-vote, if any, or an abstention will have the same effect as a vote “AGAINST” the BFS charter amendment proposal.

IF YOU ARE A BFS STOCKHOLDER, THE BFS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE BFS CHARTER AMENDMENT PROPOSAL

BFS PROPOSAL 3—BFS ADJOURNMENT PROPOSAL

The BFS stockholder meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the BFS share issuance proposal (BFS Proposal 1) or the BFS charter amendment proposal (BFS Proposal 2) or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the BFS stockholders.

Builders FirstSource is asking its stockholders to authorize the holder of any proxy solicited by the BFS board of directors to vote in favor of any adjournment to the BFS stockholder meeting to solicit additional proxies if there are not sufficient votes to approve the BFS share issuance proposal or the BFS charter amendment proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to BFS stockholders.

The BFS board of directors unanimously recommends that BFS stockholders approve the proposal to adjourn the BFS stockholder meeting, if necessary.

Whether or not there is a quorum, approval of the BFS adjournment proposal requires the affirmative vote of the holders of a majority of the total number of shares of BFS common stock represented (in person or by proxy) and entitled to vote at the BFS stockholder meeting. A stockholder’s abstention from voting (either by attending the BFS stockholder meeting in person and abstaining from voting or responding by proxy with an “abstention” vote) will have the same effect as a vote “AGAINST” the BFS adjournment proposal, while a broker non-vote, if any, or other failure of a BFS stockholder who does not attend the BFS stockholder meeting in person to vote (including a failure to instruct your bank, broker, or other nominee to vote) will have no effect on the outcome of the proposal.

IF YOU ARE A BFS STOCKHOLDER, THE BFS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE BFS ADJOURNMENT PROPOSAL

THE BMC STOCKHOLDER MEETING

This joint proxy statement/prospectus is being mailed on or about November [●], 2020, to holders of record of BMC common stock as of the close of business on November 13, 2020, and constitutes notice of the BMC stockholder meeting in conformity with the requirements of the DGCL.

This joint proxy statement/prospectus is being provided to BMC stockholders as part of a solicitation of proxies by the BMC board of directors for use at the BMC stockholder meeting and any adjournments or postponements thereof. BMC stockholders are encouraged to read this document carefully and in its entirety, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement.

Date, Time and Place of the BMC Stockholder Meeting

The BMC stockholder meeting is scheduled to be held at the Embassy Suites, 8001 Arco Corporate Drive, Raleigh, North Carolina 27617, on December 22, 2020, beginning at 10:00 a.m., Eastern Time, unless postponed to a later date.

In the event that, as a result of public health and travel concerns or recommendations that public health officials may issue in light of the COVID-19 pandemic, the BMC board of directors determines to hold the BMC stockholder meeting virtually in addition to, or in lieu of, holding the BMC stockholder meeting in person, BMC will announce that fact as promptly as practicable after making this determination, and details on how to participate will be made available in the press release announcing such determination and will also be posted on the BMC website at ir.buildwithbmc.com.

Matters to be Considered at the BMC Stockholder Meeting

The purposes of the BMC stockholder meeting are as follows, each as further described in this joint proxy statement/prospectus:

•	BMC merger agreement proposal. To adopt the merger agreement.

•	BMC compensation proposal. To approve, on an advisory (non-binding) basis, the BMC compensation proposal.

•

BMC adjournment proposal. To approve the adjournment of the BMC stockholder meeting to solicit additional proxies if, within three business days prior to the date of the BMC stockholder meeting, there are not sufficient votes to approve the BMC merger agreement proposal, or if BMC is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to BMC stockholders.

Recommendation of the BMC Board of Directors

The BMC board of directors unanimously recommends that BMC stockholders vote:

•	“FOR” the BMC merger agreement proposal;

•	“FOR” the BMC compensation proposal; and

•	“FOR” the BMC adjournment proposal.

After careful consideration, at a special meeting held on August 26, 2020, the BMC board of directors unanimously approved and declared advisable the merger agreement and the completion of the merger and the other transactions contemplated thereby and determined that the terms thereof, the merger and the other transactions contemplated thereby are fair to, and in the best interests of, BMC and its stockholders and recommended to the stockholders of BMC that they adopt the merger agreement.

Please see the section entitled “The Merger—Recommendation of the BMC Board of Directors; BMC’s Reasons for the Merger” beginning on page 104.

BMC Record Date; Voting Rights

The BMC record date to determine who is entitled to receive notice of, and to vote at, the BMC stockholder meeting or any adjournments or postponements thereof is November 13, 2020. As of the close of business on the BMC record date, there were 67,283,930 shares of BMC common stock issued and outstanding, each entitled to vote at the BMC stockholder meeting. For any matter properly brought before the BMC stockholder meeting, each BMC stockholder may cast one vote for each share of BMC common stock owned at the close of business on the BMC record date. Only BMC stockholders of record at the close of business on the BMC record date are entitled to receive notice of, and to vote at, the BMC stockholder meeting and any adjournments or postponements thereof.

Quorum; Abstentions; Broker Non-Votes

A quorum of BMC stockholders is necessary to conduct the BMC stockholder meeting. The holders of a majority of the shares of BMC common stock entitled to vote at the meeting must be represented (in person or by proxy) at the BMC stockholder meeting (or any adjournment or postponement thereof) in order to constitute a quorum. If a quorum is not present, the BMC stockholder meeting will be adjourned and reconvened when the holders of the number of shares of BMC common stock required to constitute a quorum attend.

If you hold your BMC shares in a stock brokerage account or if your shares are held by a bank, broker, or other nominee in “street name,” your shares will not be represented and your shares will not be voted on any matter unless you provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker, or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to BMC or by voting in person at the BMC stockholder meeting unless you have a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of BMC common stock on behalf of their customers will not be permitted to give a proxy to BMC to vote those shares without specific instructions from their customers. If you are a BMC stockholder and you do not instruct your broker on how to vote your shares: (i) your broker will not be permitted to vote your shares on the proposal to adopt the merger agreement, which will have the same effect as a vote “AGAINST” this proposal; (ii) your broker will not be permitted to vote your shares on the proposal to approve the BMC compensation proposal, which will have no effect on the vote on this proposal, assuming a quorum is present; and (iii) your broker will not be permitted to vote your shares on any proposal to approve any motion to adjourn the BMC stockholder meeting if, within three business days prior to the BMC stockholder meeting, there are not sufficient votes to approve the BMC merger agreement proposal, or if BMC is otherwise required or permitted to do so pursuant to the merger agreement, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the BMC stockholders, which will have no effect on the vote on this proposal.

If you submit a properly executed proxy card, even if you abstain from voting or vote against the adoption of the merger agreement or the BMC compensation proposal, your shares of BMC common stock will be counted for purposes of calculating whether a quorum is present at the BMC stockholder meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the BMC board of directors. If additional votes must be solicited to adopt the merger agreement, it is expected that the meeting will be adjourned to solicit additional proxies.

Required Votes; Vote of BMC’s Directors and Executive Officers

Except for the BMC adjournment proposal, the vote required to approve all of the proposals listed herein assumes the presence of a quorum.

Proposal		Votes Necessary

BMC Proposal 1	BMC Merger Agreement Proposal

Approval requires the affirmative vote of a majority of the outstanding shares of BMC common stock entitled to vote on such proposal.

An abstention, a broker non-vote, if any, or other failure to vote will have the same effect as a vote “AGAINST” the BMC merger agreement proposal.

BMC Proposal 2	BMC Compensation Proposal

Approval requires the affirmative vote of the holders of a majority of the shares of BMC common stock represented (in person or by proxy) at the BMC stockholder meeting and entitled to vote on the proposal.

An abstention will have the same effect as a vote “AGAINST” the BMC compensation proposal, while a broker non-vote, if any, or other failure to vote will have no effect on the vote of this proposal.

BMC Proposal 3	BMC Adjournment Proposal

Approval requires the affirmative vote of the holders of a majority of the shares of BMC common stock represented (in person or by proxy) at the BMC stockholder meeting and entitled to vote on the proposal.

An abstention will have the same effect as a vote “AGAINST” the BMC adjournment proposal, while a broker non-vote, if any, or other failure to vote will have no effect on the vote of this proposal.

As of the BMC record date, BMC’s directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 427,188 shares of BMC common stock, or approximately 0.63% of the total outstanding shares of BMC common stock. Although none of them has entered into any agreement obligating them to do so, BMC currently expects that all of its directors and executive officers will vote their shares “FOR” the BMC merger agreement proposal, “FOR” the BMC compensation proposal, and “FOR” the BMC adjournment proposal. Please see the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger” beginning on page 178 and the arrangements described in BMC’s Definitive Proxy Statement on Schedule 14A for BMC’s 2020 Annual Meeting filed with the SEC on March  27, 2020, which is incorporated by reference into this joint proxy statement/prospectus.

Methods of Voting

If you are a stockholder of record as of the BMC record date, you may vote by proxy through the Internet, by telephone, or by mail, or you may vote in person at the BMC stockholder meeting.

•	By Internet: Through the Internet, by logging into the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card.

•	By Telephone: By calling (from the United States, Puerto Rico, or Canada) using the toll-free telephone number listed on the enclosed proxy card.

•	By Mail: By completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

•

In Person: Shares held directly in your name as stockholder of record may be voted in person at the BMC stockholder meeting. If you choose to vote your shares in person at the BMC stockholder meeting, please bring your enclosed proxy card and current, government-issued photo identification. Even if you plan to attend the BMC stockholder meeting, BMC recommends that you submit a proxy to vote your shares in advance as described in this section so that your vote will be counted if you cannot or you later decide not to attend the BMC stockholder meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, or other nominee giving you the right to vote the shares. In the event that, as a result of public health and travel concerns or recommendations that public health officials may issue in light of the COVID-19 pandemic, the BMC board of directors determines to hold the BMC stockholder meeting virtually in addition to, or in lieu of, holding the BMC stockholder meeting in person, BMC stockholders can attend the BMC stockholder meeting online via live audio-only webcast, where BMC stockholders, by logging into the website, may vote and submit questions during the BMC stockholder meeting webcast.

If you are a stockholder of record, proxies submitted over the Internet, by telephone or by mail as described above must be received by 11:59 p.m., Eastern Time, on December 21, 2020. To reduce administrative costs and help the environment by conserving natural resources, BMC recommends that you submit a proxy to vote through the Internet, which is available 24 hours a day, seven days a week.

Notwithstanding the above, if your shares are held in “street name” by a bank, broker, or other nominee, you should follow the instructions you receive from your bank, broker, or other nominee on how to vote your shares.

Revocability of Proxies

Any stockholder giving a proxy has the right to revoke such proxy before it is voted at the BMC stockholder meeting (or any adjournment or postponement thereof) by any of the following actions:

•

sending a signed written notice that you revoke your proxy to BMC’s corporate secretary, bearing a later date than your original proxy and mailing it so that it is received prior to the BMC stockholder meeting;

•

subsequently submitting a new proxy (including by submitting a proxy via the Internet or telephone) at a later date than your original proxy so that the new proxy is received by the deadline specified on the accompanying proxy card;

•	calling (919) 431-1000 and following the recorded instructions; or

•	voting in person at the BMC stockholder meeting, which will automatically cancel any proxy previously given, or revoking your proxy in person at the BMC stockholder meeting.

Execution or revocation of a proxy will not in any way affect the stockholder’s right to attend the BMC stockholder meeting and vote in person.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

BMC Stock Holdings, Inc.
Attention: Corporate Secretary
4800 Falls of Neuse Road, Suite 400
Raleigh, North Carolina 27609
(919) 431-1000

If your shares are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank, or other nominee to revoke or change your voting instructions.

Unless revoked, all proxies representing shares entitled to vote that are delivered pursuant to this solicitation will be voted at the BMC stockholder meeting (or any adjournment or postponement thereof) and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If a BMC stockholder makes no specification on his, her or its proxy card as to how such BMC stockholder should want his, her or its shares of BMC common stock voted, such proxy will be voted as recommended by the BMC board of directors as stated in this joint proxy statement/prospectus, specifically “FOR” the BMC merger agreement proposal, “FOR” the BMC compensation proposal, and “FOR” the BMC adjournment proposal.

Proxy Solicitation Costs

BMC is soliciting proxies to provide an opportunity to all BMC stockholders to vote on agenda items at the BMC stockholder meeting, whether or not the stockholders are able to attend the BMC stockholder meeting (or any adjournment or postponement thereof). BMC will bear the entire cost of soliciting proxies from its stockholders.

BMC has retained Innisfree to assist in the solicitation process. BMC will pay Innisfree a fee of approximately $25,000, plus costs and reasonable expenses for its assistance in the solicitation process. BMC also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). BMC will also ask banks, brokers, and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of BMC common stock held of record by such nominee holders, and BMC may be required to reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners. In addition, BMC’s directors, officers and other employees may solicit proxies in person, by telephone, electronically, by mail, or by other means, and will not be specifically compensated for such solicitations.

Attending the BMC Stockholder Meeting

You are entitled to attend the BMC stockholder meeting only if you are a stockholder of record of BMC at the close of business on November 13, 2020, the BMC record date, or you hold your shares of BMC beneficially in the name of a bank, broker, or other nominee as of the BMC record date, or if you hold a valid proxy for the BMC stockholder meeting.

If you are a stockholder of record of BMC at the close of business on November 13, 2020 and wish to attend the BMC stockholder meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the BMC stockholder meeting.

If a broker, bank, or other nominee is the record owner of your shares of BMC common stock, you will need to have proof that you are the beneficial owner as of the BMC record date to be admitted to the BMC stockholder meeting. A recent statement or letter from your broker, bank, or other nominee confirming your ownership as of the BMC record date, or presentation of a valid proxy from a broker, bank, or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present current, government-issued photo identification for admittance. If you do not provide current, government-issued photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the BMC stockholder meeting.

In the event that, as a result of public health and travel concerns or recommendations that public health officials may issue in light of the COVID-19 pandemic, the BMC board of directors determines to hold the BMC stockholder meeting virtually in addition to, or in lieu of, holding the BMC stockholder meeting in person, the BMC stockholder meeting will be held online via live audio-only webcast, where you, by logging into the website, will be able to vote your shares and submit questions during the BMC stockholder meeting webcast.

Householding

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy the delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and provides cost savings for companies.

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to BMC stockholders residing at the same address, unless such stockholders have notified BMC of their desire to receive multiple copies of the joint proxy statement/prospectus. In addition, some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker or, as applicable, notify BMC by writing to: Investor Relations Department, BMC Stock Holdings, Inc., 4800 Falls of Neuse Road, Suite 400, Raleigh, North Carolina 27609 or by calling (919) 431-1000.

You can request prompt delivery of a copy of this joint proxy statement/prospectus by writing to: Investor Relations Department, the corporate headquarters of BMC Stock Holdings, Inc., 4800 Falls of Neuse Road, Suite 400, Raleigh, North Carolina 27609 or by calling (919) 431-1000.

Tabulation of Votes; Results of the BMC Stockholder Meeting

Representatives of Broadridge Financial Solutions, Inc., will tabulate the votes and will act as independent inspector of election at the BMC stockholder meeting. The inspector of election will, among other matters, determine the number of shares of BMC common stock represented (in person or by proxy) at the BMC stockholder meeting (or any adjournment or postponement thereof) to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to BMC stockholders.

The preliminary voting results will be announced at the BMC stockholder meeting. In addition, within four business days following the BMC stockholder meeting, BMC intends to file the final voting results of the BMC stockholder meeting with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four-business day period, BMC will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

Adjournments

If a quorum is present at the BMC stockholder meeting (or any adjournment or postponement thereof) but, within three business days prior to the BMC stockholder meeting, there are not sufficient votes to approve the BMC merger agreement proposal, or if BMC is otherwise required or permitted to do so pursuant to the merger agreement, then BMC stockholders may be asked to vote on the BMC adjournment proposal.

At any subsequent reconvening of the BMC stockholder meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the BMC stockholder meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or in completing your proxy card or have questions regarding the BMC stockholder meeting, please contact Innisfree, the proxy solicitation agent for BMC, at:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll-free: (877) 750-8166
Banks and brokers may call collect: (212) 750-5833

BMC STOCKHOLDERS SHOULD READ THIS JOINT PROXY STATEMENT/PROSPECTUS

CAREFULLY AND IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE

MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING

THE MERGER. IN PARTICULAR, BMC STOCKHOLDERS ARE DIRECTED TO THE MERGER

AGREEMENT, WHICH IS ATTACHED AS ANNEX A TO THIS JOINT PROXY

STATEMENT/PROSPECTUS.

BMC PROPOSAL 1—BMC MERGER AGREEMENT PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a stockholder of BMC as part of the solicitation of proxies by the BMC board of directors for use at the BMC stockholder meeting to consider and vote, among other things, upon a proposal to adopt the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

The BMC board of directors, after due and careful discussion and consideration, unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of BMC and its stockholders.

The BMC board of directors accordingly unanimously recommends that BMC stockholders adopt the merger agreement, as disclosed in this joint proxy statement/prospectus and particularly the related narrative disclosures in the sections entitled “The Merger” beginning on page 79 and “The Merger Agreement” beginning on page 136 and as attached as Annex A to this joint proxy statement/prospectus.

The merger cannot be completed without the affirmative vote of a majority of the outstanding shares of BMC common stock entitled to vote thereon. An abstention, a broker non-vote, if any, or other failure to vote will have the same effect as a vote “AGAINST” the BMC merger agreement proposal, assuming a quorum is present.

IF YOU ARE A BMC STOCKHOLDER, THE BMC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE BMC MERGER AGREEMENT PROPOSAL

BMC PROPOSAL 2—BMC COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, BMC is seeking an advisory (non-binding) stockholder approval of the compensation of BMC’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to BMC’s Named Executive Officers in Connection with the Merger” beginning on page 183. The proposal gives BMC’s stockholders the opportunity to express their views on the merger-related compensation of BMC’s named executive officers.

Accordingly, BMC is asking BMC stockholders to vote “FOR” the adoption of the following resolution, on an advisory (non-binding) basis:

“RESOLVED, that the compensation that will or may be paid or become payable to named executive officers of BMC Stock Holdings, Inc. in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of BMC’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to BMC’s Named Executive Officers in Connection with the Merger” are hereby APPROVED.”

The vote on the BMC compensation proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, if you are an BMC stockholder, you may vote to approve the BMC merger agreement proposal, and vote not to approve the BMC compensation proposal, and vice versa. If the merger is completed, the merger-related compensation may be paid to BMC’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if BMC stockholders fail to approve the advisory vote regarding merger-related compensation.

Approval of the BMC compensation proposal requires the affirmative vote of the holders of a majority of the shares of BMC common stock represented (in person or by proxy) at the BMC stockholder meeting and entitled to vote on the proposal. A stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the BMC compensation proposal, while a broker non-vote, if any, or other failure to vote (including a failure to instruct your bank, broker, or other nominee to vote) will have no effect on the outcome of the proposal, assuming a quorum is present.

The BMC board of directors unanimously recommends a vote “FOR” the BMC compensation proposal.

IF YOU ARE A BMC STOCKHOLDER, THE BMC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE BMC COMPENSATION PROPOSAL

BMC PROPOSAL 3—BMC ADJOURNMENT PROPOSAL

The BMC stockholder meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the BMC merger agreement proposal (BMC Proposal 1) or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the BMC stockholders.

BMC is asking its stockholders to authorize the holder of any proxy solicited by the BMC board of directors to vote in favor of any adjournment to the BMC stockholder meeting to solicit additional proxies if there are not sufficient votes to approve the BMC merger agreement proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to BMC stockholders.

The BMC board of directors unanimously recommends that BMC stockholders approve the proposal to adjourn the BMC stockholder meeting, if necessary.

Approval of the BMC adjournment proposal requires the affirmative vote of the holders of a majority of the shares of BMC common stock represented (in person or by proxy) at the BMC stockholder meeting and entitled to vote on the proposal. A stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the BMC adjournment proposal, while a broker non-vote, if any, or other failure to vote (including a failure to instruct your bank, broker, or other nominee to vote) will have no effect on the outcome of the proposal.

IF YOU ARE A BMC STOCKHOLDER, THE BMC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE BMC ADJOURNMENT PROPOSAL

THE MERGER

The following is a description of the material aspects of the merger. While Builders FirstSource and BMC believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire joint proxy statement/prospectus, including the text of the merger agreement attached as Annex A to this joint proxy statement/prospectus, for a more complete understanding of the merger. In addition, important business and financial information about each of Builders FirstSource and BMC is included in or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 213.

General

Builders FirstSource and BMC have entered into the merger agreement, which provides for the merger of Merger Sub, a Delaware corporation and a wholly owned subsidiary of Builders FirstSource, with and into BMC. As a result of the merger, the separate existence of Merger Sub will cease and BMC will continue its existence under the laws of the State of Delaware as the surviving corporation and a wholly owned subsidiary of Builders FirstSource.

Exchange Ratio

At the effective time, each share of BMC common stock (other than canceled shares) will be converted into the right to receive 1.3125 shares of BFS common stock.

No fractional shares of BFS common stock will be issued upon the conversion of shares of BMC common stock pursuant to the merger agreement. Following the effective time, the exchange agent will aggregate all fractional shares of BFS common stock that would otherwise have been required to be distributed pursuant to the merger agreement and cause them to be sold in round lots (to the extent practicable) on Nasdaq at the then-prevailing prices. Each holder of BMC common shares that otherwise would have been entitled to receive a fraction of a share of BFS common stock pursuant to the merger agreement will, in lieu thereof, be entitled to receive from the proceeds from such sales by the exchange agent, rounded to the nearest whole cent and without interest, an amount equal to such holder’s proportionate interest in the proceeds from such sales, based on the fractional shares of BFS common stock to which such holder would otherwise be entitled.

Builders FirstSource will issue a fixed number of shares of BFS common stock in exchange for each share of BMC common stock. As a result, the implied value of the merger consideration to be received by BMC stockholders will fluctuate based on any changes in the market price of BFS common stock prior to the completion of the merger. Accordingly, such implied value of the per share merger consideration to be received by BMC stockholders upon completion of the merger could be greater than, less than or the same as the implied value of the merger consideration on the date of this joint proxy statement/prospectus. We urge you to obtain current market quotations for the shares of BFS common stock and BMC common stock. BFS common stock and BMC common stock are listed on Nasdaq under the symbols “BLDR” and “BMCH,” respectively.

Background of the Merger

The BMC board of directors and BMC’s senior management regularly review and consider BMC’s performance, strategy, competitive position, opportunities and prospects of BMC in light of the then-current business and economic environments, as well as its long-term strategic plans and objectives, including business combinations, acquisitions, and other strategic opportunities. As part of this ongoing evaluation, the BMC board of directors, together with BMC’s senior management team and its outside advisors, have from time to time considered various potential opportunities to increase stockholder value.

The BFS board of directors regularly evaluates, and discusses with Builders FirstSource’s senior management and outside advisors, various strategic and financial alternatives in light of developments in Builders FirstSource’s businesses, the industry in which it competes, financial markets and the economy generally, with a view towards strengthening Builders FirstSource’s businesses, financial performance and condition and increasing stockholder value.

The BFS board of directors, the BMC board of directors and the members of management of each company have been generally familiar with the other company and its financial performance and condition, management team and businesses. In that regard, from time to time over the years, Builders FirstSource and BMC have engaged in exploratory discussions regarding the possibility of a potential business combination, although such prior discussions did not result in any agreement to the terms and conditions of any such combination or the execution of any definitive agreements regarding any such combination.

In connection with the ongoing review by the BFS board of directors of potential strategic opportunities available to Builders FirstSource, Builders FirstSource retained Rothschild & Co as a financial advisor, effective as of March 29, 2018, which retention was subsequently supplemented to address a possible transaction with BMC.

On April 30, 2018, the BFS board of directors held a telephonic meeting, with members of Builders FirstSource management and representatives of Rothschild & Co in attendance, to discuss a potential transaction with BMC. Representatives of Rothschild & Co discussed certain financial aspects of such potential transaction. Following the discussion, the BFS board of directors indicated its support for members of the senior management to approach BMC to discuss a potential transaction between Builders FirstSource and BMC. Later that day, Mr. M. Chad Crow, the president and chief executive officer of Builders FirstSource, contacted Mr. David Keltner, then the interim president and chief executive officer of BMC, by telephone to discuss the merits of a potential transaction between the two companies.

On May 17, 2018, Mr. Crow sent Mr. Keltner a letter indicating his interest in meeting with Messrs. Keltner and David W. Bullock, then the chair of the BMC board of directors, to discuss the merits of exploring a potential transaction between Builders FirstSource and BMC.

On June 11, 2018, members of the BFS board of directors had a telephone call with members of Builders FirstSource management and representatives of Rothschild & Co to discuss, among other things, a potential transaction between Builders FirstSource and BMC. Representatives of Rothschild & Co reviewed certain preliminary financial information relating to a potential transaction between the two companies. Following discussion, there was consensus among members of the BFS board of directors to proceed with discussions between Builders FirstSource’s senior management and representatives of BMC regarding a potential transaction between Builders FirstSource and BMC.

On June 26, 2018, Messrs. Paul S. Levy, the chair of the BFS board of directors, and Crow met with Messrs. Bullock and Keltner in Chicago, Illinois. During the meeting, the representatives of Builders FirstSource and BMC shared, among other things, their respective perspectives regarding the industry in which Builders FirstSource and BMC operated and the potential benefits that could be achieved from a business combination of the two companies. The representatives of Builders FirstSource and BMC did not discuss any valuation-related matters or price ranges during the meeting. Messrs. Bullock and Keltner said that they would discuss the matter with the BMC board of directors.

On July 3, 2018, members of the BFS board of directors had a telephone call with members of Builders FirstSource management and representatives of Rothschild & Co to discuss, among other things, a potential transaction between Builders FirstSource and BMC. Representatives of Rothschild & Co then discussed certain preliminary financial information relating to a potential transaction between the two companies. Following discussion, the directors of Builders FirstSource participating in the call indicated continued support for discussions between Builders FirstSource’s senior management and representatives of BMC regarding a potential transaction between Builders FirstSource and BMC.

On July 6, 2018, Builders FirstSource sent Messrs. Bullock and Keltner a letter with a non-binding proposal to acquire BMC at a value of between $25.00 to $26.50 per share, in cash. The letter indicated, among other things, that Builders FirstSource was willing to consider a modest portion of the consideration that would be payable to BMC stockholders in BFS common stock. The letter requested a response by July 23, 2018.

On July 8, 2018, the BMC board of directors held a telephonic meeting, with members of BMC management and representatives of BMC’s legal counsel, Simpson Thacher & Bartlett LLP, which is referred to as Simpson Thacher, in attendance, to discuss, among other matters, Builders FirstSource’s July 6 proposal. At the meeting, the representatives of Simpson Thacher reviewed with the directors their fiduciary duties as they applied in the context of the consideration of the BMC board of directors of the July 6 proposal and certain other legal matters. The BMC board of directors then discussed the potential engagement of a financial advisor to assist the BMC board of directors in evaluating the July 6 proposal, as well as BMC’s other potential strategic alternatives. The BMC directors discussed their respective perspectives on financial advisors that BMC had retained or considered retaining in the past and the merits of interviewing multiple potential financial advisors. Following further discussion, the BMC board of directors determined not to contact multiple financial advisors given the risk of unintended disclosure of the July 6 proposal, and the BMC board of directors determined to contact Moelis because, among other things, a number of directors expressed a favorable view of Moelis due to its knowledge of the industry in which BMC operated and previous contacts and experience with BMC.

On July 12, 2018, the BMC board of directors held a telephonic meeting, with members of BMC management and representatives of Simpson Thacher and Moelis in attendance. During the meeting, Mr. Bullock reported on his discussions with Moelis regarding a potential engagement and noted that the representatives of Moelis exhibited deep knowledge of BMC, as well as other companies in the industry and the mergers and acquisitions environment generally. Mr. Bullock also indicated that BMC management was in the process of negotiating an engagement letter with Moelis, and representatives of Simpson Thacher reported that representatives of Moelis confirmed that Moelis did not have, currently or in the last three years, significant business or other relationships with Builders FirstSource and that Moelis would provide a formal relationship disclosure letter to the BMC board of directors setting forth its relationships with BMC and Builders FirstSource. The representatives of Moelis then discussed with the BMC board of directors their preliminary perspectives regarding Builders FirstSource’s July 6 proposal.

On July 25, 2018, BMC entered into an engagement letter with Moelis to retain Moelis as financial advisor to assist BMC in connection with a potential sale of BMC or other business combination involving BMC.

On August 1, 2018, the BMC board of directors held a regularly scheduled meeting in Raleigh, North Carolina, with members of BMC management and representatives of Simpson Thacher and Moelis in attendance, to discuss and consider, among other matters, Builders FirstSource’s July 6 proposal. The representatives of Simpson Thacher reviewed with the directors certain legal considerations and the directors’ fiduciary duties, including their application to the consideration by the BMC board of directors of the July 6 proposal. In connection with their review, the representatives of Simpson Thacher also referred to the Moelis relationship disclosure letter dated July 30, 2018. The representatives of Moelis reviewed the July 6 proposal with the BMC board of directors and discussed certain preliminary perspectives, including, among other things, the market environment in which BMC operated, historical and forward-looking housing starts in the U.S., historical share price performance, and publicly available analyst target share prices for BMC and Builders FirstSource. The representatives of Moelis discussed Moelis’ preliminary financial analyses of the July 6 proposal, including Moelis’ preliminary discounted cash flow analyses and the key assumptions underlying such analyses. The Moelis representatives then discussed with the BMC board of directors various potential strategic alternatives for BMC, including if BMC continued as a stand-alone company or if it engaged in a business combination or other transformative acquisition or sale of BMC. BMC also provided an overview of potential partners for a business combination and acquisition targets. Following discussion of the foregoing and other matters, the BMC board of directors concluded that the July 6 proposal undervalued BMC and directed Mr. Bullock, in consultation with Moelis and Simpson Thacher, to communicate BMC’s rejection of Builders FirstSource’s proposal without making any counterproposal or agreeing to negotiations based on the existing July 6 proposal.

On August 9, 2018, Mr. Bullock called Mr. Levy to inform him of the decision of the BMC board of directors. Mr. Bullock also thanked Mr. Levy and noted that he and BMC would consider the discussions closed and would return to conducting BMC’s business in the ordinary course.

After the termination of the parties’ discussions in August 2018, representatives of each of Builders FirstSource and BMC continued to interact in the ordinary course of business, including at industry conferences, as they had prior to their discussions in 2018. However, there were no substantive discussions between Builders FirstSource and BMC with respect to a potential transaction until January 2020.

On August 28, 2018, BMC announced that the BMC board of directors had completed its search for a new chief executive officer and appointed David E. Flitman as president and chief executive officer of BMC, which appointment became effective on September 26, 2018.

On September 18, 2018, the BMC board of directors elected Mr. Flitman to the BMC board of directors to serve as a Class II director, effective as of September 26, 2018.

From time to time beginning in 2019, representatives of each of BMC and Builders FirstSource separately received unsolicited communications from representatives of a stockholder of both companies in which such stockholder presented its views regarding the two companies and expressed its views regarding a potential strategic transaction between Builders FirstSource and BMC. None of these communications involved the disclosure of non-public information, including with respect to any potential business combination between the parties.

From August 2019 through mid-February 2020, BMC explored a potential cash-and-stock acquisition of a company in the lumber and building materials distribution industry, which company is referred to as Party X. In connection with its review of such potential transaction, the BMC board of directors formed a transaction committee, which is referred to as the BMC transaction committee, to enable a smaller group of directors to devote the requisite time and efforts to supervise and support management in connection with BMC’s review of the potential transaction with Party X. On September 6, 2019, BMC entered into an engagement letter with Moelis to retain Moelis as financial advisor to assist BMC in connection with the potential transaction with Party X.

On January 14, 2020, the BFS board of directors convened telephonically, with members of Builders FirstSource management in attendance, to discuss, among other things, available strategic alternatives for Builders FirstSource, including a potential business combination with BMC. Senior management of Builders FirstSource discussed with the BFS board of directors the potential benefits and strategic considerations involved in such a transaction, as well as certain financial information regarding such a transaction it had reviewed with Rothschild & Co. After further discussion, the BFS board of directors indicated its support for the management of Builders FirstSource to engage in discussions with representatives of BMC and to investigate and evaluate the benefits and risks of a potential transaction with BMC and report back to the BFS board of directors. Also on January 14, 2020, Builders FirstSource retained Morgan Stanley & Co. LLC, which is referred to as Morgan Stanley, as a financial advisor. In the two years prior to such date, Morgan Stanley and its affiliates had not received any fees for any financial advisory or financing services provided to either of BMC or Builders FirstSource or their respective affiliates.

Later on January 14, 2020, Mr. Levy telephoned Mr. Bullock and expressed an interest in discussing the merits of a potential transaction between BMC and Builders FirstSource. Mr. Levy suggested that he, Mr. Crow and Messrs. Bullock and Flitman meet to explore the possibility of a potential transaction between BMC and Builders FirstSource. Mr. Bullock informed the BMC board of directors via email of Mr. Levy’s telephone call, and the BMC board of directors determined that Messrs. Bullock and Flitman should meet with the representatives of Builders FirstSource to learn what Builders FirstSource was considering with respect to a potential transaction.

On January 31, 2020, the BFS board of directors held a telephonic meeting, with members of Builders FirstSource management in attendance, to discuss, among other things, a potential business combination with BMC. The BFS board of directors discussed with senior management the potential benefits and strategic considerations involved in such a transaction. Members of Builders FirstSource’s senior management shared their views of BMC’s businesses and the potential benefits to be gained by a business combination between Builders FirstSource and BMC. Following the discussion, the BFS board of directors indicated its support for the management of Builders FirstSource to present BMC with a non-binding proposal to engage in a business transaction, pursue further discussions with representatives of BMC and begin a due diligence investigation of BMC in order to evaluate the benefits and risks of a potential business combination with BMC.

On February 4, 2020, Messrs. Levy, Crow and Flitman met in New York, New York, and Mr. Bullock joined by telephone. At the meeting, Messrs. Levy and Crow expressed Builders FirstSource’s interest in engaging in discussions with BMC regarding a potential business combination of the two companies. Messrs. Levy and Crow also conveyed that, as had been publicly announced by Builders FirstSource on January 13, 2020, Mr. Crow intended to retire from his position as president and chief executive officer of Builders FirstSource during 2020 and that, if BMC and Builders FirstSource were to agree to enter into a potential business combination, the BFS board of directors would consider Mr. Flitman as a candidate to succeed Mr. Crow as president and chief executive officer of the combined company following a transition period after closing of such transaction.

On February 6, 2020, the BMC board of directors held a telephonic meeting, with members of BMC management and representatives of Simpson Thacher and Moelis in attendance, to discuss, among other matters, the ongoing discussions with Party X and the possibility of exploring a potential business combination of BMC and Builders FirstSource. The representatives of Simpson Thacher provided a review of certain legal considerations, including a review of, among other legal matters, the fiduciary duties of directors as applied in the context of the consideration of both transactions. At the meeting, Mr. Bullock provided the BMC board of directors with a summary of the February 4 meeting with Messrs. Levy and Crow and reported, among other things, that Builders FirstSource appeared to be interested in exploring a potential business transaction with BMC. The BMC board of directors discussed the merits of engaging in such discussions with Builders FirstSource and, following such discussion, directed Moelis to prepare analyses for the BMC board of directors to review and discuss at its upcoming meeting on February 13, 2020, in order to facilitate a more comprehensive assessment of a potential business combination transaction with Builders FirstSource, including how such a transaction would compare to BMC continuing on a stand-alone basis and to a potential transaction with Party X.

On February 11, 2020, Mr. Levy, on behalf of Builders FirstSource, sent Mr. Bullock a letter following up on the discussions held on February 4, 2020, and presenting a non-binding proposal for a combination of BMC and Builders FirstSource with an implied value for BMC in the range of $36.00 to $38.00 per share of BMC common stock. The letter indicated that the consideration to be paid to BMC stockholders would consist of approximately 60% in cash and 40% in shares of BFS common stock and that, if BMC had a preference for an alternative consideration mix for BMC stockholders, Builders FirstSource would remain flexible to consider such preferences. In the letter, Mr. Levy also indicated that, if the transaction were consummated, Builders FirstSource would anticipate expanding the BFS board of directors to include meaningful representation from BMC. Mr. Levy further explained that Builders FirstSource, with the assistance of its financial and legal advisors, was prepared to begin working with BMC and its advisors to commence a due diligence review and negotiate transaction documents.

On February 13, 2020, the BMC board of directors held a regularly scheduled meeting in Austin, Texas, with members of BMC management and representatives of Simpson Thacher and Moelis in attendance in person or by telephone. At the meeting, Mr. Flitman, among other things, provided the BMC board of directors with an update regarding the ongoing discussions with Party X regarding a potential transaction and summarized the February 11 proposal from Builders FirstSource. The representatives of Moelis then reviewed with the BMC board of directors Builders FirstSource’s February 11 proposal and certain financial information regarding BMC’s stand-alone plan, a potential transaction with Party X and a potential transaction with Builders FirstSource and compared each of these alternatives. The BMC board of directors then discussed the merits of pursuing a transaction with Party X or Builders FirstSource and considered Builders FirstSource’s February 11 proposal, including the valuation of BMC implied by the proposal and how such implied valuation compared with BMC’s stand-alone plan and a potential transaction with Party X. Following discussion, the BMC board agreed to continue to concurrently pursue a potential transaction with Party X and a potential transaction with Builders FirstSource and instructed Mr. Bullock to discuss the February 11 proposal with Mr. Levy and representatives of Moelis to discuss the February 11 proposal with representatives of Rothschild & Co.

On February 14, 2020, the BMC transaction committee held a telephonic meeting, with members of BMC management and representatives of Simpson Thacher and Moelis in attendance. Mr. Bullock provided an overview of the discussions of the BMC board of directors the day before regarding the possibility of exploring a potential transaction with Builders FirstSource. The Moelis representatives then reported to the committee on their conversations with Rothschild & Co following the BMC board of directors meeting the day prior, including that the representatives of Rothschild & Co had indicated that Builders FirstSource would not be able to refine its offer until it was able to validate the synergies that could potentially be achieved in a transaction with BMC. The BMC transaction committee discussed Builders FirstSource’s position and possible next steps. Following such discussion, in order to induce Builders FirstSource to improve its offer, the BMC transaction committee directed Moelis to seek to schedule a meeting of BMC’s chief executive officer and chief financial officer, with representatives of Moelis, and their Builders FirstSource counterparts, with representatives of Rothschild & Co and Morgan Stanley, to discuss, based solely on publicly available information, the potential synergies that could be achieved in a business combination of BMC and Builders FirstSource.

Also on February 14, 2020, the BFS board of directors held a telephonic meeting, with members of Builders FirstSource management in attendance, to discuss, among other things, the potential transaction with BMC. Messrs. Levy and Crow updated the BFS board of directors on their conversations with Messrs. Bullock and Flitman. A discussion ensued regarding the potential merits of a business combination between Builders FirstSource and BMC, and the BFS board of directors indicated its support for Mr. Levy and members of Builders FirstSource’s senior management and representatives to continue to have further discussions with BMC and its representatives.

On February 15, 2020, Messrs. Flitman and Crow, together with Mr. Peter Jackson, the chief financial officer of Builders FirstSource, and Mr. Jim Major, the chief financial officer of BMC, and representatives of Rothschild & Co, Morgan Stanley and Moelis, met telephonically to discuss, among other matters, the estimated cost-savings and other synergies that could potentially be achieved by the combined company as a result of a business combination of Builders FirstSource and BMC.

On February 16, 2020, the BFS board of directors held a telephonic meeting, with members of Builders FirstSource’s senior management in attendance, to receive a report on the status of discussions between Builders FirstSource’s management and representatives and BMC’s management and representatives regarding a potential combination of their respective businesses. The BFS board of directors also received a report from Builders FirstSource’s senior management regarding management’s analysis and views of the benefits of and potential synergies to be recognized from a transaction with BMC. After further discussion, the BFS board of directors expressed its support for management to continue discussions with BMC and to increase the amount of proposed consideration offered by Builders FirstSource for each share of BMC common stock. The BFS board of directors then authorized the submission by Builders FirstSource of a revised non-binding proposal to BMC for a potential business combination between Builders FirstSource and BMC with an implied value for BMC in the range of $38.00 to $38.50 per share of BMC common stock. The BFS board of directors also authorized Mr. Levy to increase such proposal to a price of up to $40.00 per share of BMC common stock in the event that BMC was unwilling to agree to a transaction at a lower price.

On February 16, 2020, Mr. Levy, on behalf of Builders FirstSource, sent Mr. Bullock an updated, non-binding proposal for a potential business combination between Builders FirstSource and BMC whereby BMC’s stockholders would receive merger consideration in the range of $38.00 to $38.50 per share of BMC common stock, consisting of approximately 55% in cash and 45% in shares of BFS common stock. In the letter, Builders FirstSource indicated that it would like to commence due diligence promptly and proposed that the parties enter into a mutual confidentiality agreement to permit the exchange of confidential information for purposes of the parties’ due diligence investigation. Builders FirstSource also stated in the letter that, in light of the significant resources that Builders FirstSource would devote to pursuing a potential transaction, the parties should enter into a customary exclusivity agreement for a limited period of time to complete due diligence and the work necessary to prepare and execute definitive agreements.

In the morning of February 17, 2020, the BMC transaction committee held a telephonic meeting with members of BMC management and representatives of Simpson Thacher and Moelis in attendance, to discuss Builders FirstSource’s February 16 proposal. Mr. Bullock reported that he had shared Builders FirstSource’s proposal with the BMC directors. The representatives of Moelis reviewed with the BMC transaction committee the February 16 proposal and discussed certain financial information regarding the February 16 proposal, including, among other things, the changes of the financial terms as compared to the February 11 proposal. Mr. Flitman then provided a summary of the February 15 telephonic meeting between him, Messrs. Major, Crow and Jackson and the representatives of Moelis, Rothschild & Co and Morgan Stanley and noted that, at the meeting, the representatives of BMC and Builders FirstSource came to the preliminary conclusion that a potential transaction between BMC and Builders FirstSource could potentially generate significant cost-savings and other synergies. The committee discussed the matters presented at the meeting and possible next steps and determined to consider these matters with the BMC board of directors later that day.

In the afternoon of February 17, 2020, the BMC board of directors held a telephonic meeting, with members of BMC management and representatives of Simpson Thacher and Moelis in attendance, to discuss Builders FirstSource’s February 16 proposal. Representatives of Moelis reviewed Builders FirstSource’s February 16 proposal, including by comparing its terms to Builders FirstSource’s previous non-binding proposals of July 6, 2018, and February 11, 2020, and discussed certain financial information regarding BMC’s stand-alone plan, a potential transaction with Builders FirstSource and a potential transaction with Party X and compared each of the alternatives. The Moelis representatives also discussed, among other matters, the financial impact that varying degrees of success in achieving the estimated synergies would have on the combined company resulting from a potential transaction with Builders FirstSource. The BMC board of directors discussed the February 16 proposal and the financial information presented by Moelis. During that discussion, Mr. Flitman expressed the view that, at this time and based on the information BMC management had been able to review, it was reasonable to assume that a potential transaction with Builders FirstSource could potentially generate significant cost-savings and other synergies. Mr. Flitman also noted that, in the view of BMC management, at this time it appeared that achieving the synergies preliminarily projected for a potential transaction with Builders FirstSource carried less risk than achieving the perceived synergies in a transaction with Party X. The BMC board of directors then discussed possible next steps, including with respect to a potential response to Builders FirstSource’s February 16 proposal and BMC’s ongoing discussions with Party X. Following such discussion, the BMC board of directors directed Mr. Bullock to telephone Mr. Levy to encourage Builders FirstSource to submit its “best and final offer” for BMC and to explain that the BMC board of directors anticipated that such offer would have an implied value of at least $40.00 per share of BMC common stock.

Following the BMC board of directors’ meeting that afternoon, Mr. Bullock telephoned Mr. Levy to convey BMC’s response to Builders FirstSource’s February 16 proposal. During their discussion, Mr. Bullock requested that Builders FirstSource increase its proposal so that it would have an implied value of at least $40.00 per share of BMC common stock, with the merger consideration consisting of approximately 60% in cash and 40% in shares of BFS common stock.

Following his discussion with Mr. Bullock, Mr. Levy then conferred with members of the BFS board of directors and senior management of Builders FirstSource, as well as representatives of Rothschild & Co, Morgan Stanley and Builders FirstSource’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, which is referred to as Skadden, to discuss Mr. Bullock’s request for an increase in price. Following such discussions, Mr. Levy telephoned Mr. Bullock to inform Mr. Bullock that Builders FirstSource was willing to increase its non-binding proposal to $40.00 per share of BMC common stock but that such proposal was Builders FirstSource’s “best and final offer” and that the merger consideration would consist of approximately 60% in cash and 40% in shares of BFS common stock.

In the evening of February 17, 2020, the BMC board of directors reconvened telephonically with members of BMC management and representatives of Simpson Thacher and Moelis in attendance. Mr. Bullock reported on his discussion with Mr. Levy earlier that day and, among other things, informed the BMC board of directors of Builders FirstSource’s revised proposal that Mr. Levy had orally conveyed to him during their discussion. The representatives of Moelis then reviewed with the BMC board of directors Builders FirstSource’s February 17 proposal and discussed preliminary analyses and certain other financial information regarding a potential transaction with Builders FirstSource. The Simpson Thacher representatives discussed with the BMC board of directors certain legal matters, including the directors’ fiduciary duties as they applied in the context of considering Builders FirstSource’s February 17 proposal, the principal terms of a potential merger agreement that would have to be negotiated with Builders FirstSource and certain legal considerations regarding the requested exclusivity agreement. After the Moelis representatives had left the meeting, the members of the BMC transaction committee indicated that they were in favor of engaging in discussions with Builders FirstSource to see if a potential transaction was feasible. Following discussion, the BMC board of directors determined to explore a potential transaction with Builders FirstSource and that, in light of the anticipated scope, nature and timing of the due diligence review to be undertaken by Builders FirstSource and BMC, it would be reasonable for BMC to agree to Builders FirstSource’s request for a confidentiality agreement and an exclusivity period up to four weeks. The BMC board of directors also discussed possible next steps and determined, among other things, to request that Builders FirstSource memorialize its February 17 proposal in writing for BMC and authorized and directed BMC’s management to negotiate and execute on behalf of BMC an exclusivity agreement with Builders FirstSource and a separate mutual confidentiality agreement containing a customary mutual standstill provision.

In the morning of February 18, 2020, Mr. Levy, on behalf of Builders FirstSource, sent Mr. Bullock a letter setting forth the updated non-binding proposal that Mr. Levy had orally conveyed to Mr. Bullock the day before. The letter also indicated that, upon consummation of a potential transaction, Builders FirstSource anticipated that at least two of BMC’s directors would join the board of directors of the combined company.

Later on February 18, 2020, representatives of Skadden sent drafts of a confidentiality agreement and a separate exclusivity agreement to representatives of Simpson Thacher.

On February 19, 2020, Builders FirstSource sent BMC a list of initial due diligence information requests.

On February 20, 2020, Builders FirstSource and BMC entered into separate confidentiality and exclusivity agreements. The mutual confidentiality agreement contained a reciprocal non-solicitation provision prohibiting each party, for a period of twelve months, from soliciting for employment and hiring certain of the other party’s employees and a reciprocal standstill provision restricting each party, for a period of nine months, from, among other things, certain acquisitions of the other party’s securities and related actions. Under the exclusivity agreement, each party agreed to refrain from exploring competing transactions until the earlier of March 18, 2020, and the date on which Builders FirstSource notified BMC it no longer wished to pursue a potential transaction.

Also on February 20, 2020, at the direction of the BMC board of directors, representatives of Moelis contacted Party X’s financial advisor to inform Party X that BMC no longer wished to pursue a potential transaction with Party X at that time and that BMC would end all discussions relating to such transaction.

On February 21, 2020, BMC and Moelis finalized and entered into an engagement letter with respect to Moelis’ engagement as financial advisor to the BMC board of directors in connection with a potential transaction with Builders FirstSource.

On February 22, 2020, BMC began to make available to Builders FirstSource in an electronic data room certain commercial, financial and legal information to facilitate Builders FirstSource’s due diligence review of BMC.

On February 23, 2020, BMC sent Builders FirstSource a list of initial due diligence information requests.

On February 24, 2020, representatives of Builders FirstSource and BMC management, together with representatives of each company’s financial advisors and consultants, met in Raleigh, North Carolina to discuss, among other things, various due diligence matters relating to each company and the estimated cost-savings and other synergies that could potentially be achieved in a combination of both companies.

On February 28, 2020, the BMC transaction committee held a telephonic meeting, with members of BMC management and representatives of Simpson Thacher and Moelis in attendance, to discuss the status of BMC’s ongoing discussions with Builders FirstSource to explore the possibility of a business combination transaction. At the meeting, Mr. Flitman reported on, among other things, the February 24 due diligence meeting between representatives of Builders FirstSource and BMC. A representative of BMC management then informed the committee that, on February 20, BMC and Builders FirstSource entered into a confidentiality agreement and exclusivity agreement and reported, among other matters, on the status of the ongoing due diligence investigation by BMC and Builders FirstSource. The representatives of Moelis then provided an update regarding the recent capital markets volatility in response to uncertainty created by the growing COVID-19 pandemic, discussing, among other things, global macroeconomic data and the possible impact of the pandemic on a potential transaction between Builders FirstSource and BMC.

Also on February 28, 2020, Mr. Flitman updated the BMC board of directors via email on various topics related to a potential transaction with Builders FirstSource, including, as was discussed with the BMC transaction committee earlier that day, that the BFS board of directors had invited him to attend a board meeting on March 3, 2020.

On March 1, 2020, Builders FirstSource began to make available to BMC in an electronic data room certain commercial, financial and legal information to facilitate BMC’s due diligence review of Builders FirstSource.

On March 3, 2020, the BFS board of directors held a regularly scheduled meeting in New York, New York, with members of Builders FirstSource management in attendance. Among other things, the BFS board of directors received a report on the status of discussions between the management teams and advisors of each of Builders FirstSource and BMC and the preliminary financial information relating to the proposed transaction that had been reviewed with Builders FirstSource’s management by Rothschild & Co. Members of the management of Builders FirstSource also reported on the due diligence reviews then being conducted by the two companies and the preliminary financial evaluations of the benefits and estimated synergies of a potential business combination of Builders FirstSource and BMC. After this discussion, Mr. Flitman and Mr. Bullock were invited to join the meeting, during which Mr. Flitman discussed, among other topics, his background and experience, as well as certain aspects of BMC’s business. Later on March 3, 2020, Mr. Bullock reported to the BMC board of directors via email on the meeting.

Also on March 3, 2020, representatives of Skadden sent representatives of Simpson Thacher a draft of the proposed merger agreement.

On March 5, 2020, Moelis provided a relationship disclosure letter dated March 2, 2020, to the BMC board of directors, to update its relationship disclosure letter dated July 30, 2018.

Also on March 5, 2020, the BMC transaction committee held a telephonic meeting, with members of BMC management and representatives of Simpson Thacher and Moelis in attendance. The representatives of Moelis provided the committee with an update on the capital markets volatility in response to uncertainty created by the COVID-19 pandemic. The Moelis representatives noted, among other things, that prevailing market conditions made it challenging for BMC and Builders FirstSource to be able to successfully execute a potential strategic transaction at this time, in part because of the severe dislocation in the capital markets. The committee then discussed possible next steps, including whether it was advisable to continue to conduct due diligence and whether the parties should complete their respective preliminary synergies analyses. Following discussion, the BMC transaction committee was of the view that, in light of challenges presented by prevailing market conditions, BMC and Builders FirstSource should cease discussions regarding a potential transaction at this time.

On March 6, 2020, Messrs. Levy and Bullock discussed by telephone the uncertainty and volatility in the capital markets resulting from the COVID-19 pandemic and the effect of such uncertainty on the proposed transaction.

Later on the afternoon of March 6, 2020, the BMC board of directors held a telephonic meeting, with members of BMC management and representatives of Simpson Thacher and Moelis in attendance. The representatives of Moelis provided the BMC board of directors with an overview of the then-current state of the capital markets that was substantially similar to the report that Moelis had given the BMC transaction committee the day before, including that prevailing market conditions would make it difficult to complete a potential transaction on the terms proposed by Builders FirstSource in the February 17 proposal. The BMC board of directors then discussed possible next steps with respect to the possibility of a transaction with Builders FirstSource and determined to end discussions in light of challenges presented by prevailing market conditions.

On March 11, 2020, Mr. Levy contacted Mr. Bullock by telephone to discuss the current state of capital markets and the status of the proposed transaction. Mr. Levy emphasized, among other things, Builders FirstSource’s continuing interest in a potential business combination with BMC and explained that Builders FirstSource might be willing to develop a revised structure for the transaction under the right conditions. Also on March 11, 2020, BMC withdrew Builders FirstSource’s access to BMC’s electronic data room, and Builders FirstSource also closed its electronic data room.

On March 12, 2020, the BMC board of directors held a telephonic meeting, with members of BMC management in attendance, to discuss, among other matters, the performance of BMC’s business during the COVID-19 pandemic. At the meeting, Mr. Bullock updated the BMC board of directors regarding his conversation with Mr. Levy and confirmed to the BMC board of directors that, in light of the market downturn resulting from the COVID-19 pandemic and consistent with the March 6 determination of the BMC board of directors to end discussions regarding a transaction with Builders FirstSource, discussions between BMC and Builders FirstSource regarding a potential transaction had ended.

Between March 12, 2020, and late May 2020, Builders FirstSource and BMC did not engage in further discussions of the terms of any proposed business combination. Members of the management of Builders FirstSource and members of the management of BMC did interact during this period in the ordinary course of business, including with respect to the effects of the COVID-19 pandemic on the industry and market conditions.

On May 19, 2020, the BFS board of directors held a regularly scheduled telephonic meeting, with members of Builders FirstSource management in attendance, to discuss, among other things, a potential business combination between Builders FirstSource and BMC. After discussion, the BFS board of directors authorized Mr. Levy and Builders FirstSource’s executive officers to engage in discussions with BMC’s representatives regarding a potential business combination between Builders FirstSource and BMC.

On May 27, 2020, Mr. Levy contacted Mr. Bullock by telephone to express an interest in negotiating the terms of a potential business combination between BMC and Builders FirstSource. Mr. Levy explained that, because, among other things, the businesses and share prices of Builders FirstSource and BMC had substantially comparable performance during the volatile market resulting from the COVID-19 pandemic, the parties should consider an all-stock merger transaction structure instead of the structures previously discussed. Mr. Levy also described his views of the potential synergies that would be created by combining the two businesses. Mr. Levy stated that the parties should consider an all-stock merger, with BMC stockholders receiving 1.280 shares of BFS common stock for each outstanding share of BMC common stock. Mr. Bullock informed Mr. Levy that he would discuss this matter with the BMC board of directors.

On May 29, 2020, the BMC board of directors held a telephonic meeting with members of BMC management in attendance, to discuss, among other things, the recent performance of BMC’s business. Mr. Bullock reported on his conversation with Mr. Levy on May 27, 2020. Following discussion, the BMC board of directors concluded that, in light of the then-current environment and the continuing uncertainty resulting from the COVID-19 pandemic, although the BMC board of directors remained open to exploring the possibility of a transaction in the future, BMC would continue to execute on its business strategy at that time and focus on navigating the challenges presented by the COVID-19 pandemic.

On June 4, 2020, Messrs. Levy and Bullock spoke by telephone. Mr. Bullock informed Mr. Levy that the BMC board of directors was not prepared to engage in discussions regarding the terms of a potential transaction in the current environment. Mr. Bullock indicated that the BMC board of directors believed BMC’s strategy yielded positive results and was confident that BMC would perform well in the then-current environment.

On the evening of June 6, 2020, Mr. Levy, on behalf of Builders FirstSource, sent a letter dated June 7 to Mr. Bullock following up on a discussion between Messrs. Levy and Bullock on May 27, 2020, and June 4, 2020, and reiterating Builders FirstSource’s non-binding proposal of an all-stock merger with BMC at a fixed exchange ratio of 1.280 shares of BFS common stock for each share of BMC common stock. The letter noted that, by structuring the proposed transaction as an all-stock combination with a fixed exchange ratio, the combined company would have a strong balance sheet and the financial flexibility and resources to accelerate the strategic growth and differentiation of the combined company. In the letter, Builders FirstSource also indicated that the combined company should be structured with balanced governance and board representation commensurate with pro forma ownership and that Builders FirstSource anticipated that Mr. Flitman would become the chief executive officer of the combined company in the near term. Mr. Bullock shared a copy of the June 7 proposal with the other BMC directors.

On June 10, 2020, the BMC transaction committee held a telephonic meeting with members of BMC management and representatives of Simpson Thacher in attendance, to discuss, among other matters, Builders FirstSource’s June 7 proposal. Mr. Bullock reviewed with the committee Builders FirstSource’s June 7 proposal. Mr. Bullock also reviewed with the committee the telephone call he received from representatives of Builders FirstSource shortly before Mr. Bullock received the letter, during which the representatives of Builders FirstSource noted that they thought it an appropriate time to engage in discussions regarding a business combination transaction. The BMC transaction committee discussed the June 7 proposal, including, among other matters, the fact that Builders FirstSource proposed that a transaction be structured as an all-stock merger and that, as stated in the letter, Mr. Flitman was expected to become the chief executive officer of the combined company. During the discussion, it was noted that the all-stock nature of the proposal would afford BMC’s stockholders an opportunity to meaningfully participate in any value creation arising from a potential transaction, although the immediate premium to BMC’s then-current market price may not be as substantial as was contemplated in the discussions regarding a potential cash-and-stock transaction earlier in the year. Following further discussion, the BMC transaction committee determined that it would be helpful for Moelis to provide an assessment of the June 7 proposal based on, among other things, Moelis’ qualifications, experience and reputation and its familiarity with BMC, Builders FirstSource and their respective businesses and the industry in which they operated, as well as the prior discussions regarding a potential transaction between Builders FirstSource and BMC.

On June 12, 2020, the BMC board of directors held a regularly scheduled telephonic meeting with members of BMC management in attendance. At the meeting, among other things, Mr. Bullock reviewed with the BMC board of directors Builders FirstSource’s June 7 proposal. Mr. Bullock noted for the BMC board of directors that the BMC transaction committee had met to discuss the June 7 proposal and determined it would be helpful for Moelis to provide an assessment of the proposal for the committee. Following discussion, the BMC board of directors determined that the BMC transaction committee should update the BMC board of directors regarding Moelis’ assessment and advice with respect to the June 7 proposal.

On June 18, 2020, the BMC transaction committee held a telephonic meeting with members of BMC management and representatives of Simpson Thacher and Moelis in attendance. The representatives of Moelis discussed their preliminary financial analyses of a potential transaction between Builders FirstSource and BMC on the terms proposed in Builders FirstSource’s June 7 proposal. Among other matters, the Moelis representatives compared for the committee the financial and other key terms set forth in the June 7 proposal from Builders FirstSource and the February 17 proposal from Builders FirstSource and reviewed the premium that a potential transaction with Builders FirstSource would provide to BMC’s stockholders. Following discussion, the BMC transaction committee determined to recommend to the BMC board of directors that, among other matters, BMC update its projections and preliminary view on synergies and connect with Builders FirstSource management to understand Builders FirstSource’s views with respect to its forecast, which the committee believed was an important component to assessing the merits of exploring a potential transaction with Builders FirstSource. The Moelis representatives then left the meeting. The BMC transaction committee continued to discuss a potential transaction with Builders FirstSource, including the advantages and disadvantages presented by exploring such transaction at that time in light of the recent market uncertainty and the COVID-19 pandemic and the nature and scope of due diligence that had been performed earlier that year, as well as additional due diligence that would have to be performed to further evaluate the merits and risks associated with a potential transaction, such as with respect to potential synergies and other key value drivers. The members of BMC management left the meeting. The representatives of Simpson Thacher then advised the committee as to certain legal matters, including the directors’ fiduciary duties in connection with considering a potential transaction with Builders FirstSource, and the process to evaluate such a transaction. The committee and the representatives of Simpson Thacher also discussed the potential conflict of interest affecting Mr. Flitman in light of the stated possibility of Mr. Flitman’s becoming chief executive officer of the combined company and that substantive negotiations, if any, by Mr. Flitman with Builders FirstSource about compensation were to be conducted at such time as determined by the transaction committee of the BMC board of directors. In that regard, the Simpson Thacher representatives noted that Mr. Flitman was aware of the appearance of a conflict of interest and that he had refrained from discussing the terms of his potential employment in the combined company and would continue to do so until approved by the BMC transaction committee or the BMC board of directors.

On June 25, 2020, the BMC board of directors held a regularly scheduled telephonic meeting with members of BMC management and representatives of Simpson Thacher in attendance, to discuss, among other matters, Builders FirstSource’s June 7 proposal. The representatives of Simpson Thacher reviewed with the BMC board of directors various legal considerations for parties to an all-stock merger such as the transaction contemplated by the June 7 proposal, as compared to the cash-and-stock transaction previously discussed by BMC and Builders FirstSource, including, among other legal matters, governance and social issues, such as combined company management and board representation, the importance of BMC’s due diligence investigation of Builders FirstSource and the evaluation of potential synergies given that BMC’s stockholders would have significant ownership in the combined company upon completion of such a transaction. The representatives of Simpson Thacher also reviewed with the BMC board of directors the directors’ fiduciary duties as they applied in the context of considering the June 7 proposal and other legal considerations. Mr. Bullock then reported to the directors on the meeting of the BMC transaction committee on June 18, 2020. Mr. Bullock reviewed with the other directors potential next steps as recommended by the BMC transaction committee. Mr. Bullock also suggested that he respond to a recent telephone call from Mr. Levy and inform him that, before BMC could make any determination regarding the June 7 proposal, it would need to exchange updated projections with Builders FirstSource and further information regarding the potential synergies to be in a position to evaluate Builders

FirstSource’s proposal appropriately. The BMC board of directors engaged in a discussion regarding, among other matters, the timing of the June 7 proposal in light of the ongoing COVID-19 pandemic and need for the BMC board of directors to continue to explore and evaluate all reasonably attainable value-enhancing alternatives available to BMC and its stockholders.

Also at the meeting, and as previewed with the directors in advance of the meeting, Mr. Bullock stepped down as chair of the BMC board of directors, and the BMC board of directors appointed Mr. O’Leary to replace Mr. Bullock as the new chair of the BMC board of directors, each effective as of June 30, 2020. Mr. Bullock remained on the BMC board of directors and the transaction committee.

On June 29, 2020, Messrs. Levy and Bullock spoke by telephone. Mr. Bullock indicated that BMC would not be in a position to respond to Builders FirstSource’s June 7 proposal until it had conducted further due diligence review of Builders FirstSource, including a review of updated financial projections, the recent performance of Builders FirstSource’s business and the impact of the COVID-19 pandemic on Builders FirstSource’s operations. Mr. Levy agreed to facilitate BMC’s due diligence investigation.

Between June 30, 2020, and August 5, 2020, each of BMC and Builders FirstSource and their respective advisors, including financial advisors, outside consultants, outside legal counsel and accounting firms conducted a due diligence review of the other party and evaluated the potential transaction, including the potential cost-savings, synergies and dis-synergies that could result from a potential transaction between Builders FirstSource and BMC and the effect of actions taken by Builders FirstSource in response to the COVID-19 pandemic on a potential transaction. During this period, the members of management of each of Builders FirstSource and BMC held telephonic discussions from time to time to discuss various other details of the proposed transaction. The BMC transaction committee held six separate meetings to review the status and progress of, and to supervise, BMC’s and Builders FirstSource’s due diligence review, including the discussions regarding the synergies that could potentially be achieved in a business combination of BMC and Builders FirstSource.

On July 6, 2020, after having been informed that Mr. O’Leary would be the new chair of the BMC board of directors, Mr. Levy called Mr. O’Leary to introduce himself and to congratulate Mr. O’Leary. They did not discuss substantive matters related to the potential transaction.

Also on July 6, 2020, Mr. Crow and other members of Builders FirstSource’s management team, with representatives of Rothschild & Co and Morgan Stanley, met telephonically with Mr. Flitman and other members of BMC’s management team, with representatives of Moelis, to discuss a number of financial and commercial due diligence topics, including each party’s revised financial outlook for 2020 and a review of estimated cost-savings and other synergies that could result from a transaction between the parties.

On July 7, 2020, the BMC board of directors held a telephonic meeting with members of BMC management and representatives of Simpson Thacher in attendance, to discuss, among other matters, the status and updates regarding the possibility of a potential transaction with Builders FirstSource. Mr. O’Leary updated the BMC board of directors on his telephone conversation with Mr. Levy. Mr. Flitman then reviewed with the BMC board of directors certain due diligence matters regarding Builders FirstSource, including the key points from the teleconference that members of management of BMC and Builders FirstSource had held the day before and Builders FirstSource’s current view of the potential synergies that could be achieved in a potential transaction. A representative of BMC management then reviewed BMC’s stand-alone projections, including, among other things, the impacts of the COVID-19 pandemic, cost initiatives taken by BMC in response to the COVID-19 pandemic and commodity costs on sales and margins. He then provided a review of BMC’s current projections and the macro assumptions underlying such forecast, including the most recent housing starts, lumber index forecasts and EBITDA margins. The BMC board of directors engaged in a discussion of the forecast, during which, among other things, the representative of BMC management highlighted the various updated assumptions underlying the current projections as compared to the stand-alone projections that had been discussed with the BMC board of directors in February 2020. The management representative noted that BMC was expected to exchange projections with Builders FirstSource in connection with their respective due diligence for purposes of exploring a potential transaction. Following such discussion, the BMC board of directors determined to share such projections with Moelis for use by Moelis for purposes of its financial analyses and make such projections available to Builders FirstSource and Rothschild & Co, as described in the section entitled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 124.

Also on July 7, 2020, Builders FirstSource re-opened its electronic data room to representatives and advisors of BMC, and BMC re-opened its electronic data room to representatives and advisors of Builders FirstSource.

On July 8, 2020, BMC sent Builders FirstSource a list of initial due diligence information requests.

On July 24, 2020, to facilitate the parties’ due diligence review and evaluation of a potential transaction, at the request of the BMC board of directors, Moelis provided Rothschild & Co with certain financial projections for BMC on a stand-alone basis. In addition, at the request of the BFS board of directors, Rothschild & Co provided Moelis with certain financial projections for Builders FirstSource on a stand-alone basis.

On July 28, 2020, members of the management of Builders FirstSource, together with representatives of Rothschild & Co and an outside consultant, met by telephone with members of BMC’s management and representatives of Moelis and an outside consultant to discuss estimated cost-savings and other synergies that would result from a transaction between the parties.

On July 29, 2020, the BMC board of directors held a regularly scheduled meeting with members of BMC management and representatives of Simpson Thacher and Moelis in attendance. Among other things, a representative of BMC management discussed with the BMC board of directors BMC’s potential mergers-and-acquisitions pipeline. The representatives of Moelis then reported that BMC had made significant progress on due diligence, that BMC had provided Builders FirstSource with BMC’s financial projections and that Builders FirstSource had provided BMC with Builders FirstSource’s financial projections the week before. The representatives of Moelis reported that, to its knowledge, no material issues had emerged in connection with BMC’s due diligence review of Builders FirstSource to date. The Moelis representatives also discussed with the BMC board of directors that Moelis’ preliminary financial analyses indicated that the proposed transaction with Builders FirstSource had the potential to create meaningful long-term value for BMC’s stockholders, particularly in light of the estimated synergies coupled with the proposed stock-for-stock transaction structure proposed by Builders FirstSource. A representative of BMC’s outside consultant then provided the BMC board of directors with an update on the ongoing synergy assessment analysis that the consultant had been conducting for BMC. The members of BMC management and the representatives of Moelis and BMC’s outside consultant then left the meeting. The representatives of Simpson Thacher advised the BMC board of directors on certain legal aspects of the process related to a potential transaction with Builders FirstSource. The BMC board of directors then discussed possible next steps, including a potential response to Builders FirstSource’s June 7 proposal, and determined that it would continue to consider a potential transaction with Builders FirstSource relative to other alternatives that may be available to BMC, including remaining a stand-alone business. During this discussion, among other things, the BMC board of directors considered certain factors that suggested that pursuing a potential transaction with Builders FirstSource at that time could be advantageous to BMC and its stockholders. The representatives of Simpson Thacher referred the BMC board of directors to the potential conflict of interest with Mr. Flitman in light of the stated possibility by Builders FirstSource of Mr. Flitman’s becoming the chief executive officer of the combined company. Simpson Thacher representatives noted, among other things, that Mr. Flitman was aware of the appearance of the conflict of interest and that he had refrained from discussing the terms of his potential employment in the combined company and would continue to do so until approved by the BMC transaction committee or the BMC board of directors. Following further discussion, the BMC board of directors expressed support for continuing to explore the possibility of a transaction with Builders FirstSource at that time. The BMC board of directors also concluded that it should continue to consider other alternatives that may be available to BMC, including remaining a stand-alone business. The BMC board of directors directed Mr. O’Leary to contact Mr. Levy by indicating that BMC remained interested in exploring a potential transaction and that, following and subject to the satisfactory completion of BMC’s preliminary analysis on potential synergies, Mr. O’Leary would have a substantive discussion with Mr. Levy regarding the key terms of a potential transaction. Following the meeting, Mr. O’Leary telephoned Mr. Levy and communicated the position of the BMC board of directors.

On August 5, 2020, the BMC board of directors held a telephonic meeting with members of BMC management and representatives of Simpson Thacher, Moelis and BMC’s outside consultant in attendance to discuss the possibility of a potential business combination transaction between Builders FirstSource and BMC. Mr. O’Leary informed the BMC board of directors that he was scheduled to update Mr. Levy the following day. The Moelis representatives then reported, among other things, that BMC’s preliminary financial due diligence was substantially complete and that no material issues had emerged in connection with BMC management’s due diligence review to date (which a representative of BMC management confirmed). The Moelis representatives and Mr. Flitman then discussed with the BMC board of directors BMC’s current mergers-and-acquisitions pipeline, including opportunities and risks associated with BMC continuing on a stand-alone basis seeking to execute on BMC’s mergers-and-acquisitions strategy in lieu of pursuing a potential transaction with Builders FirstSource at that time. The representatives of BMC’s outside consultant then updated the BMC board of directors on the synergy assessment analysis that the consultant had been conducting for BMC in connection with its consideration of a potential transaction with Builders FirstSource. The representative of Simpson Thacher then advised the BMC board of directors on certain legal matters related to a potential transaction with Builders FirstSource in the event that the BMC board of directors determined to continue to explore the possibility of such transaction, including certain legal considerations relating to regulatory matters in connection with a potential transaction and how such matters could potentially be addressed in the definitive merger agreement. The representatives of Moelis and BMC’s outside consultant then left the meeting. Mr. O’Leary discussed the recent financial results of both BMC and Builders FirstSource, noting, among other things, the impact of such financial results on the companies’ stock prices and the corresponding impact on the exchange ratio proposed by Builders FirstSource in its June 7 proposal. Following discussion, the BMC board of directors determined that BMC should continue to explore the possibility of a potential transaction with Builders FirstSource and discussed Mr. O’Leary’s planned meeting the following day with Mr. Levy.

Also on August 5, 2020, representatives of Rothschild & Co reviewed with Builders FirstSource’s management certain updated financial information regarding a potential transaction between Builders FirstSource and BMC.

On August 6, 2020, Mr. O’Leary met with Mr. Levy in Westhampton, New York. At the meeting, Messrs. Levy and O’Leary discussed, among other matters, the proposed exchange ratio for an all-stock merger transaction and the other matters set forth in Builders FirstSource’s June 7 proposal regarding the identity of the chief executive officer and board composition of the combined company in the event of a mutually agreed transaction. With regard to the proposed exchange ratio, Mr. Levy stated, among other things, that he and the other Builders FirstSource directors might consider the exchange ratio further but that, in Builders FirstSource’s view, its June 7 proposal already represented an attractive premium over BMC’s then-current stock price, particularly in an all-stock combination transaction.

In the morning of August 7, 2020, Mr. Levy contacted Mr. O’Leary by telephone to discuss Mr. O’Leary’s request for an increase in the exchange ratio of the proposed transaction. Mr. Levy explained that Builders FirstSource could potentially agree to a modest increase in the proposed fixed exchange ratio of 1.300 shares of BFS common stock per share of BMC common stock. Mr. Levy also stated that the combined company’s board of directors could consist of twelve members, five of whom would be current BMC directors. Mr. Levy also reiterated that Mr. Flitman was expected to assume the role of chief executive officer of the combined company after a transition period following completion of the proposed merger, during which Mr. Crow would continue in his position. Mr. Levy also conveyed that Builders FirstSource’s non-binding proposal assumed that the combined company would have its headquarters in Dallas, Texas, the location of Builders FirstSource’s current headquarters, and would retain Builders FirstSource’s name and trading symbol.

Shortly after his conversation with Mr. Levy, Mr. O’Leary discussed Builders FirstSource’s revised proposal and potential next steps with members of the BMC transaction committee, Mr. Flitman and representatives of Moelis and Simpson Thacher. Following discussion, a consensus emerged to the effect that Mr. O’Leary should respond to Mr. Levy that, although Builders FirstSource’s proposals regarding the combined company’s board composition, location of the combined company’s headquarters and name of the combined company were acceptable to BMC, the BMC board of directors nonetheless expected an improvement to the exchange ratio to be paid in the proposed transaction to BMC’s stockholders.

Later that morning, Mr. O’Leary telephoned Mr. Levy to convey that BMC would be willing to agree to the board composition, headquarters and name and trading symbol of the combined company as Mr. Levy had proposed, but Mr. O’Leary explained that the exchange ratio should be increased to at least 1.350 shares of BFS common stock per share of BMC common stock.

In the afternoon of the same day, Mr. Levy telephoned Mr. O’Leary to discuss the proposed exchange ratio. During the call, Mr. Levy indicated that Builders FirstSource was potentially prepared to agree to an exchange ratio of 1.3125, as well as the other terms outlined by Mr. Levy by telephone earlier that morning, subject to approval by the BFS board of directors, satisfactory completion of due diligence and negotiation of definitive transaction documents.

Later that afternoon, the BMC board of directors held a telephonic meeting with members of BMC management and representatives of Simpson Thacher and Moelis in attendance, to discuss the possibility of a potential transaction with Builders FirstSource. At the meeting, Mr. O’Leary updated the board on his discussions with Mr. Levy earlier that day, including that Builders FirstSource was potentially prepared to agree to an exchange ratio of 1.3125. Mr. O’Leary noted that, in light of his discussions with Mr. Levy and BMC’s advisors, he was of the view that Builders FirstSource likely would not be willing to further increase the exchange ratio. The representatives of Moelis then discussed with the BMC board of directors certain financial analyses of Builders FirstSource’s proposal, including the pro forma ownership of the combined company by BMC’s stockholders implied by Builders FirstSource’s proposal, the premiums paid in selected all-stock publicly announced mergers-and-acquisitions transactions, a comparison of the proposed exchange ratio with exchange ratios implied by BMC’s and Builders FirstSource’s historical trading prices and an illustrative value creation analysis. The BMC board of directors discussed various aspects of a potential transaction with Builders FirstSource, including certain valuation-related matters, the exchange ratio and the proposed governance structure of the combined company. Following such discussion, the BMC board of directors determined that BMC should not seek a further increase in the exchange ratio because of, among other things, the shared belief that Builders FirstSource likely would not be willing to increase the exchange ratio beyond 1.3125 and the risk that seeking such increase could potentially cause Builders FirstSource to abandon the discussions to explore a transaction with BMC. Following further discussion, the BMC board of directors determined to move forward with pursuing a potential transaction with Builders FirstSource on the basis of Builders FirstSource’s last proposal and directed management, with the assistance of BMC’s advisors, to complete BMC’s due diligence of Builders FirstSource and negotiate definitive transaction documents in form and substance acceptable to BMC and subject to approval by the BMC board of directors. As instructed by the BMC board of directors, Mr. O’Leary contacted Mr. Levy by telephone to convey the foregoing matters.

On August 11, 2020, the BFS board of directors, with members of Builders FirstSource management and representatives of Rothschild & Co, Morgan Stanley and Skadden in attendance, met by remote communications to discuss, among other things, the potential business combination between Builders FirstSource and BMC. Mr. Crow provided an update on the status of the parties’ discussions, including a summary of their respective synergies analyses and of the due diligence review of BMC. Mr. Levy then described his meeting on August 6, 2020, with Mr. O’Leary, including their discussion of certain terms of the potential transaction. Following Mr. Levy’s report, representatives of Builders FirstSource’s financial advisors, Rothschild & Co and Morgan Stanley, reviewed certain financial information, data and performance metrics relating to the potential transaction, as well as the estimated net synergies that Builders FirstSource expected the combined company to achieve following closing of the transaction and the costs to be incurred to achieve such synergies. After discussion, the BFS board of directors authorized Mr. Levy and Builders FirstSource’s senior management to continue discussions with BMC regarding the potential transaction and to negotiate the terms of definitive transaction documents, subject to the approval of the BFS board of directors of any final or binding proposal and of any definitive agreements providing for such proposed transaction.

On August 12, 2020, members of the respective management teams of Builders FirstSource and BMC, together with representatives of both parties’ financial advisors and outside consultants, met in Atlanta, Georgia, with some participating remotely, to discuss certain due diligence items, including both companies’ respective synergies analyses (including the assumptions underlying their respective analyses), certain items relating to the companies’ information technology infrastructure and other matters related to their respective due diligence reviews. On that same day, Messrs. Crow and Flitman met separately to discuss matters related to the possible organizational structure of the combined company’s senior management.

On August 13, 2020, representatives of Skadden sent representatives of Simpson Thacher a draft merger agreement for the potential transaction. The draft merger agreement provided for an exchange ratio of 1.3125 shares of BFS common stock for each share of BMC common stock, a board of directors of the combined company consisting of twelve members, five of whom would be BMC directors immediately prior to completion of the merger, and seven of whom would be directors of Builders FirstSource immediately prior to completion of the merger, and the appointment of Mr. Flitman as chief executive officer of Builders FirstSource after a 90-day transition period following the closing during which period Mr. Crow would continue in such position. The draft merger agreement did not provide either company the right to terminate the merger agreement to accept a superior acquisition proposal prior to its meeting of stockholders to vote on the transaction and otherwise contained provisions that were customary for a transaction of this nature, including reciprocal restrictions regarding the solicitation of competing acquisition proposals, termination rights, the circumstances in which a termination fee would become payable, mutual representations, warranties and covenants and customary closing conditions.

Also on August 13, 2020, following consultations between Mr. O’Leary and members of the BMC transaction committee during which Mr. O’Leary noted that the due diligence review of the parties was in advanced status and the draft merger agreement was consistent with BMC’s expectations on material matters, Mr. O’Leary informed Builders FirstSource that Mr. Flitman could now have substantive discussions with Builders FirstSource regarding the terms of his employment by Builders FirstSource as its chief executive officer following closing, including compensation arrangements, subject to Mr. Flitman’s reporting on key proposals and communications to the BMC transaction committee or board of directors.

Between August 13, 2020, and August 26, 2020, representatives of Skadden and Simpson Thacher exchanged a number of drafts of the merger agreement and continued to negotiate various issues, including governance provisions for the combined company, termination provisions, the amount of the termination fee, the scope of each party’s interim operating covenants, restrictions on each party’s ability to solicit competing acquisition proposals and the scope of the parties’ respective obligations to obtain required regulatory approvals in connection with consummating the potential transaction.

On August 14, 2020, the BMC transaction committee held a telephonic meeting with members of BMC management and representatives of Simpson Thacher and Moelis in attendance. At the meeting, Mr. O’Leary updated the committee about the status of the discussions with Builders FirstSource regarding the proposed transaction and discussed timing and potential next steps in connection with such transaction. Mr. Flitman then reported to the BMC transaction committee on the August 12 meeting between members of the management of Builders FirstSource and BMC, together with representatives of both parties’ financial advisors and outside consultants. Mr. Flitman also reported that he had met separately with Mr. Crow to discuss the possible organizational structure of the combined company’s senior management. The representatives of Simpson Thacher then discussed with the BMC board of directors the then current draft merger agreement, including, among other things, the deal protection provisions (noting that the draft merger agreement contained a restriction regarding the solicitation of competing acquisition proposals and provisions requiring each party to proceed with its stockholder vote even if such party were to receive a competing acquisition proposal that its board of directors concluded was superior, from a financial point of view, to the potential transaction with the other party or if such party’s board of directors changed its recommendation in favor of the transaction), as well as the termination provisions and closing conditions. The representatives of Simpson Thacher next reviewed with the BMC transaction committee the parties’ regulatory analysis, including the potential timing associated with the regulatory review process. Mr. O’Leary and the representatives of Simpson Thacher then discussed potential next steps for the committee and the BMC board of directors in connection with the potential transaction. In that regard, the representatives of Simpson Thacher noted that, on August 13, 2020, Builders FirstSource had been informed that Mr. Flitman could communicate with Builders FirstSource regarding potential compensatory matters.

Also on August 14, 2020, Builders FirstSource entered into an engagement letter with Morgan Stanley to retain Morgan Stanley as a financial advisor to assist Builders FirstSource in connection with a potential business combination involving BMC.

On August 18, 2020, the BMC board of directors held a telephonic meeting with members of BMC management and representatives of Simpson Thacher and Moelis in attendance, to discuss the status and updates regarding the ongoing discussions with Builders FirstSource regarding the potential transaction. Mr. O’Leary updated the BMC board of directors about the status of the discussions with Builders FirstSource. Mr. Flitman and other representatives of BMC management then provided the BMC board of directors an update on BMC’s due diligence investigation to date, including a summary of the August 12 meeting between representatives of BMC, Builders FirstSource and their respective financial advisors and outside consultants. The representatives of Simpson Thacher then provided the BMC board of directors with a summary of the anticipated principal terms of the draft merger agreement for the potential transaction, which summary was substantially similar to the report that Simpson Thacher had given the BMC transaction committee on August 14, 2020. The representatives of Simpson Thacher informed the BMC board of directors that, following consultations with members of the BMC transaction committee, Mr. Flitman had been permitted to communicate with Builders FirstSource regarding the terms of his potential employment with the combined company following the closing of the potential transaction. The Simpson Thacher representatives also discussed with the BMC board of directors their views regarding certain regulatory matters related to the potential transaction, including their key assumptions and analyses, and reviewed with the BMC board of directors the process, scope and expected timing of the regulatory review to be undertaken by governmental authorities of the potential transaction. Management then reported to the BMC board of directors that BMC had retained consultants to assist BMC with certain communications and other public relations-related matters in connection with the potential announcement of a transaction with Builders FirstSource.

On August 19, 2020, Rothschild & Co provided Builders FirstSource with a letter disclosing information regarding its relationships with Builders FirstSource and BMC and related matters in connection with the proposed transaction between Builders FirstSource and BMC.

On August 20, 2020, Builders FirstSource provided BMC with updated financial projections for Builders FirstSource on a stand-alone basis, as described in the section entitled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 124. On August 23, 2020, representatives of Builders FirstSource, BMC and their respective financial advisors spoke by telephone to discuss the updated financial projections that Builders FirstSource had provided BMC, including the assumptions underlying such updated projections and the differences from the financial projections that Builders FirstSource had provided BMC on July 24, 2020.

Also on August 20, 2020, Messrs. Flitman and O’Leary met in Charlotte, North Carolina with Cleveland A. Christophe, the chair of the compensation committee of the BFS board of directors, to discuss proposed terms of an employment agreement between Mr. Flitman and Builders FirstSource regarding Mr. Flitman’s position as chief executive officer of Builders FirstSource following a transition period after the completion of the merger.

On August 21, 2020, Builders FirstSource and Mr. Flitman signed a term sheet that contained the principal terms of Mr. Flitman’s prospective employment terms with Builders FirstSource following the closing of the potential transaction.

On August 22, 2020, representatives of Skadden sent Mr. Flitman’s counsel a draft of a proposed amendment and restatement of Mr. Flitman’s employment agreement, which would take effect immediately upon, but subject to, consummation of the proposed transaction between Builders FirstSource and BMC. Later that day, Mr. Flitman’s counsel circulated a revised version of proposed employment agreement and engaged in discussions with representatives of Skadden regarding its proposed terms.

On August 25, 2020, the BFS board of directors, with members of Builders FirstSource management and representatives of Rothschild & Co, Morgan Stanley and Skadden in attendance, met by remote communications to discuss, among other things, the status of negotiations with BMC and to review the transaction documents and certain preliminary financial analyses of Rothschild & Co. Mr. Levy began the meeting with a brief description of the background of the transaction and its rationale and expected benefits for Builders FirstSource. Members of Builders FirstSource’s senior management then provided the BFS board of directors with a brief overview of the status of the transaction negotiations, including the status of the material agreements for the transaction, as well as the general economic rationale for the transaction, including economies of scale, increased internal efficiency, enhanced liquidity and balance sheet strength, reduced leverage, and broader product mix. Members of Builders FirstSource’s senior management also discussed with the BFS board of directors the financial projections of the parties and the estimated net synergies and other cost-savings expected to be realized from the transaction and the estimated costs to achieve such synergies, as well as a description of the approximate timeframe in which such synergies could be expected to be realized and the process and steps necessary to complete the transaction, including a description of the proposed transition and integration plan for the combined company. A representative of Skadden provided the BFS board of directors with a review of certain legal considerations relating to the directors’ review of the proposed transaction, including a description of the fiduciary duties of directors. Representatives of Rothschild & Co next reviewed and discussed with the BFS board of directors Rothschild & Co’s preliminary financial analyses of each of Builders FirstSource and BMC on a stand-alone basis, as well as the proposed merger, including a description of the projected financial information provided by Builders FirstSource’s management and the assumptions made by Rothschild & Co in connection with its analyses. The BFS board of directors asked a number of questions of the representatives of Rothschild & Co regarding Rothschild & Co’s preliminary financial analyses, methodologies and assumptions. The BFS board of directors also discussed and asked questions regarding the underlying financial data upon which Rothschild & Co based its analyses. After further questions, a representative of Skadden then summarized and described for the BFS board of directors the material terms of the proposed definitive merger agreement and described for the BFS board of directors those remaining points in the merger agreement that the parties were continuing to negotiate. The representative of Skadden responded to a number of questions from Builders FirstSource’s directors regarding the treatment of certain matters under the proposed merger agreement, such as the treatment of BMC’s equity awards and employee benefits. The BFS board of directors also considered the various factors described in the section entitled “The Merger—Recommendation of the BFS Board of Directors; Builders FirstSource’s Reasons for the Merger” beginning on page 99. In addition, Mr. Christophe reviewed with the BFS board of directors the proposed terms of Mr. Flitman’s amended and restated employment agreement, to become effective upon closing of the merger. Mr. Christophe described the compensation package agreed upon with Mr. Flitman and compared it to packages for similarly situated executives. Mr. Christophe also described for the BFS board of directors the negotiation process with Mr. Flitman. The BFS board of directors also discussed the timetable for executing the transaction. Because certain matters in the merger agreement remained unresolved between the parties at the time of this meeting, the Board agreed to adjourn and re-convene the following afternoon.

On August 25, 2020, Moelis provided a relationship disclosure letter dated August 25, 2020, to the BMC board of directors, to update its relationship disclosure letter dated March 2, 2020.

In the afternoon of August 26, 2020, the BMC board of directors held a telephonic meeting with members of BMC management and representatives of Simpson Thacher and Moelis in attendance, among other things, to consider the proposed transaction with Builders FirstSource. Mr. O’Leary provided the BMC board of directors with an update regarding the discussions and negotiations with Builders FirstSource since the last board meeting on August 18, 2020. A representative of BMC management reported to the BMC board of directors on the BMC’s due diligence review of Builders FirstSource with respect to commercial, financial, legal and other matters. Representatives of Simpson Thacher reviewed with the directors their fiduciary duties as they applied in the context of considering the proposed transaction and discussed with the BMC board of directors the principal terms of the proposed merger agreement and certain other legal matters. The representatives of Moelis then reviewed with the BMC board of directors the updated financial projections for Builders FirstSource that Builders FirstSource had provided on August 20, 2020, and compared such updated projections with the projections that Builders FirstSource had provided on July 24, 2020. The representatives of Moelis then reviewed with the BMC board of directors their financial analyses of the proposed exchange ratio. After discussion with the BMC board of directors, Moelis rendered to the BMC board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, qualifications and limitations upon the review undertaken in preparing such opinion, the exchange ratio was fair, from a financial point of view, to the holders of BMC common stock. For a more detailed discussion of Moelis’ opinion and its financial analyses, please see in the section entitled “The Merger—Opinion of BMC’s Financial Advisor” beginning on page 117. Members of BMC management then left the meeting, and the representatives of Simpson Thacher reviewed with the BMC board of directors the principal terms of Mr. Flitman’s proposed employment agreement with Builders FirstSource for his employment with the combined company following the closing of the potential transaction. Following such review, members of BMC management rejoined the meeting. The BMC board of directors then discussed and considered various factors relating to the proposed transaction with Builders FirstSource, including those described in the section entitled “The Merger—Recommendation of the BMC Board of Directors; BMC’s Reasons for the Merger” beginning on page 104, as well as the resolutions to be adopted by the BMC board of directors in connection with the proposed transaction. Following such discussion, the BMC board of directors unanimously voted to approve the merger agreement and the merger and the other transactions contemplated thereby, recommended that the stockholders of BMC adopt the merger agreement and directed that the merger agreement be submitted to BMC for adoption and authorized BMC management to take actions designed to accomplish the transactions contemplated by the merger agreement.

Also on August 26, 2020, the BFS board of directors re-convened and held a meeting by remote communications, with members of Builders FirstSource management and representatives of Rothschild & Co, Morgan Stanley and Skadden in attendance, to consider and act upon, among other things, the proposed merger agreement with BMC, the issuance of shares of BFS common stock in the merger, subject to stockholder approval, as well as the proposed amended and restated employment agreement with Mr. Flitman and the BFS charter amendment. Mr. Levy presided over the meeting, and a member of Builders FirstSource’s senior management reviewed the status of all transaction agreements. Representatives of Rothschild & Co provided their financial analyses regarding the proposed merger and responded to certain questions from the directors. After discussion with the BFS board of directors, Rothschild & Co rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, as of the date of such opinion subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to Builders FirstSource. For a more detailed discussion of Rothschild & Co’s opinion and its financial analyses, please see in the section entitled “The Merger—Opinion of Builders FirstSource’s Financial Advisor” beginning on page 108. Following further discussion, the BFS board of directors unanimously authorized, approved and declared advisable the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement. The BFS board of directors also unanimously authorized and approved the issuance of BFS common stock pursuant to the merger agreement and approved and adopted the BFS charter amendment, subject to approval by Builders FirstSource’s stockholders.

The BFS board of directors also unanimously voted to approve the amended and restated employment agreement between Builders FirstSource and Mr. Flitman, to become effective immediately upon closing of the merger, and authorized certain executive officers of Builders FirstSource to execute and deliver the merger agreement with BMC and the amended and restated employment agreement with Mr. Flitman. In addition, the BFS board of directors directed that the BFS share issuance and BFS charter amendment be submitted to Builders FirstSource stockholders for approval and recommended that stockholders of Builders FirstSource approve and adopt the BFS share issuance and BFS charter amendment.

Following the meetings of the BFS board of directors and the BMC board of directors, Builders FirstSource, Merger Sub and BMC entered into the merger agreement, and Builders FirstSource entered into the amended and restated employment agreement with Mr. Flitman regarding his employment with Builders FirstSource upon the closing of the proposed transaction.

On August 27, 2020, before the commencement of stock exchange trading hours, Builders FirstSource and BMC issued a joint press release announcing their entry into the merger agreement.

Recommendation of the BFS Board of Directors; Builders FirstSource’s Reasons for the Merger

After a thorough review and analysis of the merger, at a special meeting held on August 26, 2020, the BFS board of directors unanimously:

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authorized and approved and declared advisable the merger agreement and the completion of the merger, the BFS share issuance, and the other transactions contemplated by the merger agreement, subject to approval of the BFS share issuance by BFS stockholders at the BFS stockholders meeting;

•	approved and adopted the BFS charter amendment, subject to approval of the BFS share issuance and adoption of the BFS charter amendment by BFS stockholders at the BFS stockholder meeting; and

•	recommended that the BFS stockholders approve the BFS share issuance and adopt the BFS charter amendment.

ACCORDINGLY, THE BFS BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT BFS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE BFS SHARE ISSUANCE, “FOR” THE PROPOSAL TO ADOPT THE BFS CHARTER AMENDMENT, AND “FOR” THE BFS ADJOURNMENT PROPOSAL.

In reaching its decision to authorize, approve and declare advisable the merger agreement and the transactions contemplated thereby, including the BFS share issuance, to approve and adopt the BFS charter amendment, in each case, subject to approval thereof by BFS stockholders, and to recommend that BFS stockholders adopt the BFS charter amendment and approve the BFS share issuance, on the terms and subject to the conditions set forth in the merger agreement, the BFS board of directors, as described in the section entitled “The Merger—Background of the Merger” beginning on page 79, held a number of meetings, consulted with Builders FirstSource’s senior management and its outside legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP, which is referred to as Skadden, and its outside financial advisor, Rothschild & Co, and considered a number of factors, including the following:

Strategic Considerations

•	the ability of the combined company to achieve scale with a well-balanced and complementary portfolio in high growth areas;

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the ability to create the nation’s premier supplier of building materials and services, with approximately 26,000 employees nationwide and a presence in 40 states, including most of the nation’s fastest growing regions;

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the expectation that the combined company will have complementary capabilities and focus on value-added product and service capabilities to enable further penetration of key segments through the delivery of value-enhancing efficiencies to customers and superior solutions across a broader platform;

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the capacity of the combined company’s increased geographic reach and diversity to provide a wider set of opportunities and deeper resources for organic and inorganic growth to meet the needs of more customers in the highly fragmented professional building materials industry nationwide;

•	the combined company’s ability to use its greater resources to invest in innovation and develop targeted solutions;

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the cultural alignment between Builders FirstSource and BMC, including shared performance-based cultures focused on people, safety, collaboration, integrity, diversity, customer satisfaction, and corporate social responsibility; and

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the current and prospective business environment in which Builders FirstSource and BMC operate, including national, regional and local economic conditions, the competitive and regulatory environment and the likely effect of these factors on Builders FirstSource and the combined company.

Financial Considerations

•	the historical and projected financial information regarding BMC’s business, financial performance and condition, competitive position and prospects as a stand-alone company;

•	the expectation that approximately $130 million to $150 million in annual cost savings will be realized within three years following completion of the merger;

•	the expectation that the merger will be accretive to adjusted earnings per share in the first full year after completion of the merger (excluding transaction costs and other one-time charges);

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the expectation that the combined company will be well-capitalized, with a strong balance sheet, robust free cash flow and a flexible capital structure, and the ability to pursue a wide range of capital deployment strategies and deliver value to stockholders; and

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the exchange ratio and that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by BMC stockholders as a result of possible increases or decreases in the trading price of BFS common stock following the announcement of the merger.

Considerations relating to the Governance of the Combined Company

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the board of directors of the combined company at the effective time will be comprised of 12 directors, consisting of directors of each of Builders FirstSource and BMC, including seven members of the BFS board of directors as of immediately prior to the effective time;

•	Paul Levy will continue to serve as chairman of the BFS board of directors following the effective time;

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Mr. Crow will continue to serve as Builders FirstSource’s chief executive officer through the effective time of the merger and for a transition period of 90 days following the effective time, following which BMC’s president and chief executive officer, Mr. Flitman, will succeed Mr. Crow as chief executive officer of the combined company;

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other key members of the management teams of each of Builders FirstSource and BMC prior to the effective time of the merger will hold leadership positions in the combined company and key roles in leading the transition and integration of the combined company;

•	the combined company’s name will remain Builders FirstSource, Inc. and its stock will continue to trade on Nasdaq under the symbol “BLDR”; and

•	the headquarters of the combined company will be in Dallas, Texas, with key functional corporate centers of excellence in both Raleigh, North Carolina and Denver, Colorado.

Considerations relating to the Merger Agreement

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the nature of the conditions to the completion of the merger included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either Builders FirstSource or BMC for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to the completion of the transactions;

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the representations and warranties of Builders FirstSource and BMC, as well as that the interim operating covenants requiring the parties to conduct their respective businesses prior to completion of the merger in all material respects in the ordinary course, consistent with past practice, subject to specific limitations, are generally reciprocal;

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the requirement that each party use its reasonable best efforts to obtain consents, approvals or authorizations of third parties and governmental authorities, including under the HSR Act, and that neither Builders FirstSource nor or BMC will be required to divest or otherwise dispose of any portion of its or their respective businesses, assets or contracts or take any other action if such action (individually or in the aggregate) would reasonably be expected to have an adverse effect that is material to Builders FirstSource and its subsidiaries (including BMC and its subsidiaries), taken as a whole (after giving effect to the merger and the other transactions contemplated by the merger agreement);

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the restrictions in the merger agreement on BMC’s ability to respond to and negotiate certain acquisition proposals from third parties, the requirement that BMC pay Builders FirstSource a $66 million termination fee if the merger agreement is terminated under certain circumstances and the inability of BMC to terminate the merger agreement in connection with a change of recommendation by the BMC board of directors;

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Builders FirstSource’s right to provide information to, and engage in discussions or negotiations with, a third party that makes a written acquisition proposal, if the BFS board of directors has determined in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor, that such acquisition proposal is, or could reasonably be expected to lead to, a superior acquisition proposal to acquire Builders FirstSource; and

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the right of the BFS board of directors to change its recommendation to BFS stockholders to vote “FOR” the BFS share issuance proposal and the BFS charter amendment proposal if a superior acquisition proposal is available or an intervening event has occurred, so long as the BFS board of directors has determined in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor, that the failure to take such action would be inconsistent with its directors’ fiduciary duties, subject to certain conditions.

Other Considerations

•	BFS stockholders immediately prior to the merger will continue to own approximately 57% of the outstanding BFS common stock immediately following the merger, on a fully diluted basis;

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the view of Builders FirstSource’s management concerning the likelihood that the merger would receive required approvals of applicable governmental authorities, without the imposition of conditions sufficiently material to preclude the merger, and would otherwise be completed in accordance with the terms of the merger agreement;

•	the recommendation of Builders FirstSource’s senior management in favor of the merger;

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the financial analyses reviewed and discussed with the BFS board of directors by representatives of Rothschild & Co as well as the oral opinion of Rothschild & Co rendered to the BFS board of directors on August 26, 2020 (which was subsequently confirmed in writing by delivery of Rothschild & Co’s written opinion dated the same date) to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its written opinion, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to Builders FirstSource, as described in the section entitled “The Merger—Opinion of Builders FirstSource’s Financial Advisor” beginning on page 108 and the full text of the written opinion of Rothschild & Co, which is attached as Annex C to this joint proxy statement/prospectus;

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the merger is expected to be a tax-free reorganization for U.S. federal income tax purposes and the obligations of each of BMC and Builders FirstSource to close include the delivery of a legal opinion to that effect;

•	the results of the due diligence review of BMC and its business, including with respect to legal, accounting, tax and human resources matters, conducted by Builders FirstSource and its advisors;

•	the alternatives reasonably available to Builders FirstSource, including a merger of equals with a comparable company, an acquisition of a smaller company or continuation on a stand-alone basis;

•	the ability of the BFS stockholders to approve or reject the merger by voting on the BFS share issuance and the BFS charter amendment; and

•	the impact of the merger on the customers and employees of Builders FirstSource.

The BFS board of directors weighed the advantages and opportunities described above against a number of potentially negative factors in its deliberations concerning the merger agreement and the merger, including:

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the merger might not receive all necessary regulatory approvals, or a governmental authority could require divestitures or impose other restrictions as conditions to its approval; see the section entitled “The Merger—Regulatory Approvals” beginning on page 130;

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the merger may not be completed despite the parties’ efforts, including that certain conditions to the completion of the merger are not within the control of the parties to the merger agreement and may not be satisfied or that completion of the merger may be unduly delayed, which could adversely affect Builders FirstSource, its business and the trading price of BFS common stock;

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because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of BFS common stock or BMC common stock, the value of the shares of BFS common stock to be issued in the merger to holders of shares of BMC common stock could be significantly more than the value of such shares immediately prior to the announcement of the proposed merger;

•	all the anticipated cost savings and other synergies, and/or enhanced revenue opportunities and other benefits expected as a result of the merger, may not be realized;

•	BMC’s financial performance may not meet Builders FirstSource’s expectations;

•	general economic and market conditions outside the control of the parties to the merger agreement could deteriorate;

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the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of BMC with those of Builders FirstSource and the possibility of encountering difficulties in achieving expected growth and cost savings;

•	the possible diversion of management attention for an extended period of time during the pendency of the merger and, following completion, the integration of the two companies;

•	the provisions of the merger agreement that prohibit Builders FirstSource from soliciting other acquisition proposals and the potential payment to BMC by Builders FirstSource of a termination fee of

$100 million, as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 156;

•

the termination fee of $66 million to which Builders FirstSource may be entitled, subject to the terms and upon the conditions of the merger agreement, in the event the merger agreement is terminated in certain circumstances may not be sufficient to compensate Builders FirstSource for the harm it might suffer as a result of such termination;

•	the potential for litigation relating to the proposed merger and the associated costs and inconvenience involved in defending such proceedings;

•	the potential difficulties in retaining key personnel of Builders FirstSource and BMC following announcement of the merger;

•	BFS stockholders or BMC stockholders may fail to approve the respective proposals presented at the BFS stockholder meeting or the BMC stockholder meeting;

•	certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging alternative proposals involving Builders FirstSource;

•	the substantial costs to be incurred in connection with the merger, including those incurred regardless of whether the merger is completed; and

•	the terms of the merger agreement that restrict the ability of Builders FirstSource to operate its business outside of the ordinary course, consistent with past practice, until the effective time.

The BFS board of directors also considered (i) its fiduciary duties in light of the foregoing, (ii) that it received the views of Builders FirstSource’s senior management, and the advice of Builders FirstSource’s legal and financial advisors, regarding the merger, and (iii) the risks of the type and nature described in the section entitled “Risk Factors” beginning on page 43 and the matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40.

The BFS board of directors considered all of the foregoing factors as a whole and, on balance, concluded that they supported a favorable determination to enter into the merger agreement.

In addition, the BFS board of directors was aware of and considered the interests of BFS directors and BFS executive officers that are different from, or in addition to, the interests of BFS stockholders generally, including the treatment of BFS stock options and other equity awards held by such directors and executive officers in the merger described in the section entitled “Interests of Builders FirstSource’s Directors and Executive Officers in the Merger” beginning on page 176 and Builders FirstSource’s agreement to indemnify Builders FirstSource’s directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the BFS board of directors considered is not intended to be exhaustive, but rather is meant to include certain material factors that the BFS board of directors considered. The BFS board of directors collectively reached the conclusion to approve the BFS share issuance, the BFS charter amendment, the merger and the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the BFS board of directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the BFS board of directors considered in connection with its evaluation of the merger, the BFS board of directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the BFS board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of Builders FirstSource’s consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40.

Recommendation of the BMC Board of Directors; BMC’s Reasons for the Merger

After careful consideration, at a special meeting held on August 26, 2020, the BMC board of directors unanimously:

•

approved and declared advisable the merger agreement and the consummation of the merger and the other transactions contemplated thereby and determined that the terms of the merger agreement, the merger and the other transactions contemplated thereby are fair to, and in the best interests of, BMC and its stockholders; and

•	recommended to the stockholders of BMC that they adopt the merger agreement.

THE BMC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BMC STOCKHOLDERS VOTE “FOR” THE BMC MERGER AGREEMENT PROPOSAL.

In reaching its decision to approve and declare advisable the merger agreement and the completion of the merger and the other transactions contemplated thereby, the BMC board of directors, as described in the section entitled “The Merger—Background of the Merger” beginning on page 79, held a number of meetings, consulted with the BMC transaction committee, BMC’s management and representatives of BMC’s legal counsel and financial advisor, Simpson Thacher and Moelis, respectively, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of Builders FirstSource and BMC and other factors and determined that the terms of the merger agreement, the merger and the other transactions contemplated thereby are fair to, and in the best interests of, BMC and its stockholders.

In making its determination, the BMC directors considered a number of factors, including, among others, the following (not necessarily in order of importance):

•

a review of the potential alternatives to the merger, including pursuing alternative strategic transactions reasonably available to BMC, the potential value to the BMC stockholders that might result from such alternatives, including the timing and likelihood of accomplishing and creating value in such alternatives, and the assessment of the BMC board of directors that none of these alternatives were reasonably likely to result in greater value for BMC stockholders than the merger;

•

the risks to BMC of continuing to operate and achieve growth on a stand-alone basis, including, among other factors, the risks associated with executing on and achieving growth through BMC’s existing acquisition strategy;

•	the fact that the merger will bring together corporate cultures that are both focused on people, safety, innovation, collaboration, integrity, diversity and corporate social responsibility;

•

the expectation that the combined company will have the resources to invest in innovation and develop targeted solutions, which is expected to accelerate the next generation of growth and deliver value on behalf of customers;

•

the BMC board of directors’ belief that the merger would create the nation’s premier supplier of building materials and services, operating a leading network of 550 distribution and manufacturing locations and establishing a presence in 40 states, including 44 of the top 50 metropolitan statistical areas, covering most of the nation’s fastest growing regions;

•	the expectation that the merger will generate approximately $130 million to $150 million in annual run-rate cost savings within three years;

•

the prospect that BMC’s distinct millwork capability, READY-FRAME® offerings and other manufactured products would complement Builders FirstSource’s strengths in trusses and manufactured components, among other offerings, to enable further penetration of key segments through the delivery of value-enhancing efficiencies to customers and superior solutions across a broader platform;

•

the opportunity to increase the companies’ geographic reach and diversity and provide a wider set of opportunities and deeper resources for organic and inorganic growth to meet the needs of more customers in the highly fragmented professional building materials industry nationwide;

•	the scale and synergies expected to be achieved by the combined company, including through enhanced direct and indirect procurement capabilities, to provide greater value to customers;

•	the fact that the exchange ratio represented a premium of approximately 13.7% to the per share price of the BMC common stock as of the close of business on August 25, 2020;

•

the fact that Mr. Flitman will become the chief executive officer of Builders FirstSource after a 90-day transition period following the completion of the merger and serve on the BFS board of directors;

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the fact that the merger agreement provides that the BFS board of directors will consist of 12 directors, five of whom will be designated by BMC from among members of the BMC board immediately prior to the merger;

•	that the exchange ratio of 1.3125 shares of BFS common stock for each share of BMC common stock is fixed;

•

that holders of shares of BMC common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately     % of the issued and outstanding shares of BFS common stock, on a fully diluted basis and based on the number of outstanding shares as of November 13, 2020;

•

the ability of the BMC stockholders to own equity in a combined company that is expected to have a strong financial profile and capital flexibility, with combined adjusted EBITDA of approximately $950 million for the trailing 12-month period ended June 30, 2020, including annual run-rate synergies, and combined net debt-to-adjusted EBITDA of 1.4x;

•

the historical and projected financial information concerning BMC’s business, financial performance and condition, results of operations, earnings, competitive position and prospects as a stand-alone company;

•

the information and discussions with BMC’s management and BMC’s outside advisors regarding Builders FirstSource’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of Builders FirstSource as a stand-alone company, the size and scale of the combined company and the expected pro forma effect of the proposed merger on the combined company;

•

the current and prospective business environment in which BMC and Builders FirstSource operate, including national and local economic conditions, the competitive and regulatory environment and the likely effect of these factors on BMC and the combined company;

•

the fact that the merger and the all-stock consideration offered in connection therewith provide BMC stockholders with an opportunity to participate in the equity value of the combined company, including future growth and the expected cost synergies resulting from the merger;

•

the financial analyses reviewed and discussed with the BMC board of directors by representatives of Moelis, as well as the oral opinion of Moelis to the BMC board of directors, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth therein, the exchange ratio is fair, from a financial point of view, to the holders of BMC common stock, as described in the section entitled “The Merger—Opinion of BMC’s Financial Advisor” beginning on page 117;

•

the fact that the merger is intended to be tax-free for U.S. federal income tax purposes to BMC stockholders, as described in the section entitled “Material United States Federal Income Tax Consequences” beginning on page 186, and the expectation that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code;

•	the likelihood that the merger would be completed, including after consideration of the risks related to certain conditions and regulatory approvals which will be required to complete the merger;

•	the ability of the BMC stockholders to approve or reject the merger by voting on the adoption of the merger agreement;

•	the review by the BMC transaction committee of the terms of the merger agreement and the merger and the other transactions contemplated thereby;

•	the impact of the merger on the customers and employees of BMC;

•

the fact that the terms and conditions of the merger agreement were the product of extensive negotiations between BMC and its advisors, on the one hand, and Builders FirstSource and its advisors, on the other hand; and

•

the review by the BMC board of directors with its advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions as well as the likelihood of completion of the proposed transactions and the evaluation of BMC board of directors of the likely time period necessary to complete the merger.

The BMC board of directors also considered the following specific aspects of the merger agreement:

•

the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either BMC or Builders FirstSource for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;

•

that the representations and warranties of BMC and Builders FirstSource, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the merger, subject to specific limitations, are generally reciprocal;

•

the requirement of BMC and Builders FirstSource to use reasonable best efforts to take or cause to be taken such actions reasonably necessary, proper or advisable to complete the merger, including to obtain required regulatory approvals, except if such action (individually or in the aggregate) would reasonably be expected to have an adverse effect that is material to Builders FirstSource and its subsidiaries (including BMC and its subsidiaries), taken as a whole (after giving effect to the merger and the other transactions contemplated by the merger agreement);

•	the restrictions in the merger agreement on Builders FirstSource’s ability to solicit, respond to and negotiate certain alternative transaction proposals from third parties;

•

the requirement that Builders FirstSource pay BMC a $100 million termination fee if the merger agreement is terminated under certain circumstances and the inability of Builders FirstSource to terminate the merger agreement in connection with a change of recommendation by the BFS board of directors;

•

BMC’s right to engage in discussions and negotiations with, and provide information to, a third party that makes an unsolicited written bona fide competing acquisition proposal after the date of the merger agreement if the BMC board of directors has determined in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor, that such competing acquisition proposal constitutes or could reasonably be expected to result in a transaction more favorable to the BMC stockholders from a financial point of view than the merger and the other transactions contemplated by the merger agreement; and

•

the right of the BMC board of directors under certain circumstances to change its recommendation to BMC stockholders to vote “FOR” the BMC merger agreement proposal if a superior acquisition proposal is available or an intervening event has occurred so long as the BMC board of directors has determined in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor, that the failure to take such action would be inconsistent with the BMC board of directors’ fiduciary duties, subject to certain conditions (including taking into account any modifications to the terms of the merger agreement and, in connection with the termination of the merger agreement, BMC being obligated to pay Builders FirstSource a termination fee of $66 million if the merger agreement is terminated in certain circumstances as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 156).

The BMC board of directors also considered a number of potential negative factors, risks and uncertainties associated with the merger in connection with its deliberation of the merger, including, among others, the following (not necessarily in order of importance):

•	the fact that Builders FirstSource’s financial performance may not meet BMC’s expectations;

•

the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of Builders FirstSource with those of BMC and the risk of not capturing all of the anticipated cost savings and synergies and the risk that other anticipated benefits of the merger might not be realized;

•

the amount of time it could take to complete the merger, including that completion of the merger depends on factors outside of BMC’s or Builders FirstSource’s control, and the risk that the pendency of the merger for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on BMC and Builders FirstSource, including their respective customer, supplier and other business relationships;

•	the potential risk of diverting management attention and resources from the operation of BMC’s business during the pendency of the merger;

•

the fact that the BFS board of directors may, under certain circumstances specified in the merger agreement, withhold, withdraw, qualify or change its recommendation to BFS stockholders to vote “FOR” the BFS share issuance proposal and “FOR” the BFS charter amendment proposal;

•

the provisions of the merger agreement which prohibit BMC from soliciting or entertaining other acquisition offers and the potential payment to Builders FirstSource by BMC of a termination fee of $66 million, as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 156;

•

the risk that the $100 million termination fee to which BMC may be entitled, subject to the terms and conditions of the merger agreement, in the event Builders FirstSource terminates the merger agreement in certain circumstances may not be sufficient to compensate BMC for the harm it might suffer as a result of such termination, as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 156;

•	the potential for litigation relating to the proposed merger and the associated costs, burden and inconvenience involved in defending those proceedings;

•

that certain provisions of the merger agreement, although reciprocal, restrict BMC’s ability to solicit, respond to and negotiate alternative transaction proposals from third parties; which may have the effect of discouraging alternative proposals involving BMC;

•

the restrictions in the merger agreement on the conduct of BMC’s business during the period between execution of the merger agreement and the completion of the merger, including that BMC must conduct its business only in the ordinary course, subject to specific limitations, which could negatively impact BMC’s ability to pursue certain business opportunities or strategic transactions;

•	the risk that BMC stockholders or BFS stockholders, as applicable, may vote down the proposals at the BMC stockholder meeting or BFS stockholder meeting;

•

the risk that regulatory approvals for the merger may be delayed, objected to or challenged, or that the terms of such approvals may impose terms and conditions in order to resolve those objections that could adversely affect the financial results of the combined company; see the section entitled “The Merger—Regulatory Approvals” beginning on page 130;

•

the potential that the fixed exchange ratio under the merger agreement could result in BMC stockholders receiving less implied value per share of BMC common stock in the merger than had been anticipated by BMC should the value of the shares of BMC common stock increase relative to the value of BFS common stock prior to the date of completion of the merger;

•	the fees and expenses associated with completing the merger; and

•

the risks of the type and nature described above in “Risk Factors” and the matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 43 and 40, respectively.

The BMC board of directors considered all of these factors as a whole and, on balance, concluded that it supported a favorable determination to approve the merger agreement and to make its recommendations to the BMC stockholders.

In addition, the BMC board of directors was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of BMC stockholders generally, including the treatment of BMC stock options and other equity awards held by such directors and executive officers in the merger described in the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger” beginning on page 178 and the obligation of the combined company to indemnify BMC directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the BMC board of directors considered is not intended to be exhaustive, but rather is meant to include the material factors that the BMC board of directors considered. The BMC board of directors collectively reached the conclusion to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the BMC board of directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the BMC board of directors considered in connection with its evaluation of the merger, the BMC board of directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the BMC board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of BMC’s consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40.

Opinion of Builders FirstSource’s Financial Advisor

On August 26, 2020, Rothschild & Co rendered its oral opinion to the BFS board of directors (which was subsequently confirmed in writing by delivery of Rothschild & Co’s written opinion addressed to the BFS board of directors dated the same date) to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its written opinion, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to Builders FirstSource.

Rothschild & Co’s opinion was provided for the benefit of the BFS board of directors, in its capacity as such, in connection with and for the purpose of its evaluation of the merger, and only addressed the fairness to Builders FirstSource, from a financial point of view, as of August 26, 2020, of the exchange ratio in the merger pursuant to the merger agreement. Rothschild & Co did not express any opinion as to Builders FirstSource’s underlying business decision to engage in the merger or the relative merits of the merger as compared to any alternative transaction. The summary of Rothschild & Co’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C to this joint proxy statement / prospectus and which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Rothschild & Co in preparing its opinion. Neither Rothschild & Co’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, a recommendation to any stockholder of Builders FirstSource or BMC (or any other security holders) as to how such stockholder (or other holder) should vote or act on any matter relating to the merger. Rothschild & Co’s opinion was given and spoke only as of the date thereof. Developments subsequent to the delivery of its opinion may affect its analyses and opinion, and the assumptions used in preparing them, and Rothschild & Co does not have any obligation to update, revise, or reaffirm its opinion.

In arriving at its opinion, among other things, Rothschild & Co:

•	reviewed a draft dated August 26, 2020 of the merger agreement;

•

reviewed certain publicly available business and financial information that Rothschild & Co deemed to be generally relevant concerning BMC, Builders FirstSource and the industries in which they operate, including certain publicly available research analyst reports;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain other transactions involving companies Rothschild & Co deemed generally relevant and the consideration received in such transactions;

•

compared the financial and operating performance of each of BMC and Builders FirstSource with publicly available information concerning certain public companies Rothschild & Co deemed generally relevant, including data related to public market trading levels and implied trading multiples;

•

reviewed the reported price and trading activity for shares of BMC common stock and BFS common stock, and compared that activity with the trading histories of each other and with other companies with publicly traded equity securities Rothschild & Co deemed generally relevant;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of BMC furnished to or discussed with Rothschild & Co by the management of BMC, including certain financial forecasts relating to BMC prepared by the management of BMC, which are referred to in this section as the BMC forecasts and are summarized in the section entitled “The Merger—Certain Unaudited Prospective Financial Information—Certain BMC Stand-Alone Projections” beginning on page 128;

•

reviewed certain financial forecasts relating to BMC prepared by the management of Builders FirstSource with and without giving effect to certain assumptions regarding future growth initiatives, which forecasts, including such assumptions regarding future growth initiatives, are referred to in this section as the BFS forecasts for BMC and are summarized in the section entitled “The Merger—Certain Unaudited Prospective Financial Information—Certain BFS Projections for BMC” beginning on page 127;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Builders FirstSource furnished to or discussed with Rothschild & Co by the management of Builders FirstSource, including certain financial forecasts relating to Builders FirstSource prepared by the management of Builders FirstSource with and without giving effect to certain assumptions regarding future growth initiatives, which information, including such assumptions regarding future growth initiatives, is referred to in this section as the BFS forecasts and are summarized in the section entitled “The Merger—Certain Unaudited Prospective Financial Information—Certain BFS Stand-Alone Projections” beginning on page 127;

•

reviewed certain estimates prepared by the management of Builders FirstSource regarding the amount and timing of cost savings and other synergies, net of costs necessary to achieve such cost savings and other synergies, anticipated by such management to result from the merger, which estimates are referred to in this section as the net synergies estimates and are summarized in the section entitled “The Merger—Certain Estimated Synergies” beginning on page 129;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Builders FirstSource on a pro forma basis, giving effect to the completion of the merger, furnished to or discussed with Rothschild & Co by the management of Builders FirstSource, including certain pro forma financial forecasts relating to Builders FirstSource giving effect to the completion of the merger prepared by the management of Builders FirstSource, which are referred to in this section as the pro forma BFS forecasts and are summarized in the section entitled “The Merger—Certain Unaudited Prospective Financial Information— Certain Pro Forma BFS Projections” beginning on page 128;

•	performed such other financial studies and analyses and considered such other information as Rothschild & Co deemed appropriate for the purposes of its opinion; and

•

held discussions with certain members of the management of each of BMC and Builders FirstSource regarding the merger, the past and current business operations and financial condition and prospects of BMC and Builders FirstSource, certain of the foregoing information and certain other matters Rothschild & Co believed necessary or appropriate to its inquiry.

In arriving at its opinion, with the consent of the BFS board of directors, Rothschild & Co relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to it by Builders FirstSource, BMC and their respective associates, affiliates and advisors, or otherwise reviewed by or for it, and Rothschild & Co did not assume any responsibility or liability therefor. Rothschild & Co did not conduct any valuation or appraisal of any assets or liabilities of Builders FirstSource or BMC, nor were any such valuations or appraisals provided to it, and Rothschild & Co did not express any opinion as to the value of such assets or liabilities. Rothschild & Co did not evaluate the solvency or fair value of Builders FirstSource or BMC under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, Rothschild & Co did not assume any obligation to conduct any physical inspection of the properties or the facilities of Builders FirstSource or BMC. At the direction of the management of Builders FirstSource, Rothschild & Co used and relied upon the BFS forecasts for BMC, the BFS forecasts, the net synergies estimates and the pro forma BFS forecasts for purposes of its analyses and opinion. In relying on the BFS forecasts for BMC, the BFS forecasts and the pro forma BFS forecasts, Rothschild & Co assumed, at the direction of Builders FirstSource, that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Builders FirstSource’s management as to the expected future results of operations and financial condition of BMC, Builders FirstSource, and Builders FirstSource pro forma for the completion of the merger, respectively, and the other matters covered thereby. In relying on the net synergies estimates, Rothschild & Co assumed, at the direction of Builders FirstSource, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Builders FirstSource’s management as to the cost savings and other synergies, net of costs necessary to achieve such cost savings and other synergies, anticipated by such management to result from the merger. Rothschild & Co relied, at the direction of Builders FirstSource, on the assessments of Builders FirstSource’s management as to BMC’s ability to achieve the BFS forecasts for BMC and Builders FirstSource’s ability to achieve the BFS forecasts, the net synergies estimates and the pro forma BFS forecasts. Rothschild & Co expressed no view as to the reasonableness of any forecasts reviewed by it for purposes of its analyses or opinion, including the net synergies estimates, or the assumptions on which they are based.

Rothschild & Co understood that the merger was intended to qualify, for U.S. federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code. Rothschild & Co assumed that the transactions contemplated by the merger agreement would be completed as contemplated in the merger agreement without any waiver or amendment of any terms or conditions, including, among other things, that the parties would comply with all material terms of the merger agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the merger, no material delays, limitations, conditions or restrictions would be imposed. For purposes of rendering its opinion, Rothschild & Co assumed that there would not occur any material change in the assets, financial condition, results of operations, business or prospects of BMC or Builders FirstSource since the date of the most recent financial statements and other information, financial or otherwise, relating to BMC or Builders FirstSource, as the case may be, made available to Rothschild & Co, and that there was no information or any facts that would make any of the information reviewed by it incomplete or misleading. In addition, for purposes of its analyses and opinion, Rothschild & Co assumed that Builders FirstSource would not enter into any commitment or agreement or take any other action that would result in any adjustment to the exchange ratio pursuant to Section 3.2 of the merger agreement. Rothschild & Co did not express any opinion as to any tax or other consequences that may result from the merger, nor does its opinion address any legal, tax, regulatory or accounting matters. Rothschild & Co relied as to all legal, tax and regulatory matters relevant to rendering its opinion upon the assessments made by Builders FirstSource and its other advisors with respect to such issues. In arriving at its opinion, Rothschild & Co had not taken into account any litigation, regulatory or other proceeding that was pending or may be brought against Builders FirstSource, BMC or any of their respective affiliates. In addition, Rothschild & Co relied upon and assumed, without independent verification, that the final form of the merger agreement would not differ in any material respect from the draft of the merger agreement reviewed by it.

Rothschild & Co’s opinion was necessarily based on securities markets, economic, monetary and other general business and financial conditions as they existed and could be evaluated on, and the information made available to it as of, the date thereof and the conditions and prospects, financial and otherwise, of Builders FirstSource and BMC as they were reflected in the information provided to Rothschild & Co and as they were represented to Rothschild & Co in discussions with the management of each of Builders FirstSource and BMC. As the BFS board of directors was aware, the credit, financial and stock markets, and the industry in which Builders FirstSource and BMC operate, had been experiencing and may continue to experience volatility under then current and developing conditions, and Rothschild & Co expressed no opinion or view as to any potential effects of such volatility on BMC, Builders FirstSource or the merger. Rothschild & Co expressed no opinion as to what the value of shares of BFS common stock actually would be when issued pursuant to the merger or the prices or range of prices at which shares of BMC common stock or BFS common stock may be purchased or sold at any time. Rothschild & Co’s opinion is limited to the fairness, from a financial point of view, to Builders FirstSource of the exchange ratio in the merger pursuant to the merger agreement. Rothschild & Co did not express any opinion as to Builders FirstSource’s underlying business decision to engage in the merger or the relative merits of the merger as compared to any alternative transaction. Rothschild & Co was not asked to, nor did it, offer any opinion as to the terms, other than the exchange ratio in the merger and only to the extent expressly set forth in its written opinion, of the merger agreement or merger, including, without limitation, any ongoing obligations of Builders FirstSource or BMC.

Rothschild & Co’s opinion was provided for the benefit of the BFS board of directors, in its capacity as such, in connection with and for the purpose of its evaluation of the merger. Rothschild & Co’s opinion should not be construed as creating any fiduciary duty on its part to any party. Rothschild & Co’s opinion did not constitute a recommendation to the BFS board of directors as to whether to approve the merger or a recommendation to any security holder of Builders FirstSource or BMC as to how such security holder should vote or act on any matter relating to the proposed merger or any other matter. In addition, the BFS board of directors did not ask Rothschild & Co to address, and Rothschild & Co’s opinion did not address, (i) the fairness to, or any other consideration of, any holders of BFS common stock or BMC common stock, or the holders of any other class of securities, or creditors or other constituencies of Builders FirstSource or BMC or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Builders FirstSource, BMC, or any class of such persons, whether relative to the exchange ratio pursuant to the merger agreement or otherwise.

In preparing its opinion to the BFS board of directors, Rothschild & Co performed a variety of analyses, including those described below. The following summary of Rothschild & Co’s financial analyses is not a complete description of the analyses underlying Rothschild & Co’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Rothschild & Co’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Rothschild & Co arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Rothschild & Co believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Rothschild & Co considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness from a financial point of view to Builders FirstSource of the exchange ratio in the merger, Rothschild & Co did not make separate or quantifiable judgments regarding individual analyses. The reference ranges indicated by Rothschild & Co’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which such assets, businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Builders FirstSource’s control or Rothschild & Co’s control. Much of the information used in, and accordingly the results of, Rothschild & Co’s analyses are inherently subject to substantial uncertainty.

Financial Analyses

The following is a summary of the material financial analyses reviewed by Rothschild & Co with the BFS board of directors in connection with the rendering of its opinion to the BFS board of directors on August 26, 2020. The summary does not contain all of the financial data security holders of BFS may want or need for purposes of making an independent determination regarding the matters before them, and such holders are encouraged to consult their own financial and other advisors before making any investment decision in connection with the proposed merger. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses—as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis—could create a misleading or incomplete view of Rothschild & Co’s analyses.

For purposes of its analyses, Rothschild & Co reviewed a number of financial metrics including:

•

Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and finance lease obligations less the amount of cash).

•

Adjusted EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted to exclude certain non-recurring or other special items and stock-based compensation.

Selected Public Companies Trading Analysis

Rothschild & Co considered certain financial data for Builders FirstSource, BMC and selected companies with publicly traded equity securities Rothschild & Co deemed relevant. Rothschild & Co used the same selected companies in its selected companies analysis for each of Builders FirstSource and BMC. The selected companies were selected because they were deemed to be similar to Builders FirstSource and BMC in one or more respects. The selected companies used in the selected companies analysis for comparative purposes to Builders FirstSource and BMC, other than Builders FirstSource and BMC, respectively, are not identical to Builders FirstSource or BMC, and an evaluation of the results of the selected companies analysis is not entirely mathematical. As a consequence, the ranges of multiples applied for purposes of the selected companies analysis were selected based on Rothschild & Co’s experience and judgment. Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were closing prices as of August 25, 2020. Estimates of future financial performance for the years ending December 31, 2020 and 2021 for the selected companies listed below, including Builders FirstSource and BMC, were based on publicly available research analyst estimates for those companies.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated Adjusted EBITDA for the year ended December 31, 2020, or “2020E EBITDA”; and

•	Enterprise Value as a multiple of estimated Adjusted EBITDA for the year ended December 31, 2021, or “2021E EBITDA.”

These selected companies, and the observed multiples, were:

Company Name	Enterprise Value/ 2020E EBITDA	Enterprise Value/ 2021E EBITDA
Beacon Roofing Supply, Inc.	11.3x	10.6x
BMC	7.8x	7.3x
Builders FirstSource	8.5x	7.6x
Foundation Building Materials, Inc.	7.1x	6.7x
GMS Inc.	6.9x	7.0x
UFP Industries, Inc.	10.9x	10.2x

The mean and median multiples of the financial data reviewed for the selected companies, based on publicly available research analyst estimates for the years ending December 31, 2020 and December 31, 2021, are:

Metric	Mean	Median
Enterprise Value / 2020E EBITDA	8.8x	8.2x
Enterprise Value / 2021E EBITDA	8.2x	7.5x

Taking into account the results of the selected companies analysis, Rothschild & Co applied multiple ranges of 7.75x to 9.25x to estimates of Builders FirstSource’s Adjusted EBITDA for the fiscal year ending December 31, 2020 based on the BFS forecasts and 7.00x to 8.50x to estimates of Builders FirstSource’s Adjusted EBITDA for the fiscal year ending December 31, 2021 based on the BFS forecasts. This analysis indicated implied per share equity value reference ranges for the BFS common stock of approximately $27.53 to $34.87 based on 2020E EBITDA and $28.39 to $36.69 based on 2021E EBITDA.

Taking into account the results of the selected companies analysis, Rothschild & Co applied multiple ranges of 7.25x to 8.75x to estimates of BMC’s Adjusted EBITDA for the fiscal year ending December 31, 2020 based on the BFS forecasts for BMC and 6.50x to 8.00x to estimates of BMC’s Adjusted EBITDA for the fiscal year ending December 31, 2021 based on the BFS forecasts for BMC. This analysis indicated implied per share equity value reference ranges for the BMC common stock of approximately $32.04 to $38.99 based on 2020E EBITDA and $33.05 to $41.03 based on 2021E EBITDA.

The foregoing analyses indicated implied exchange ratio ranges of 0.92x to 1.42x based on 2020E EBITDA and 0.90x to 1.45x based on 2021E EBITDA, in each case without giving effect to the net synergies estimates, as compared to the exchange ratio of 1.3125x provided for in the merger pursuant to the merger agreement.

Selected Precedent Transactions Analysis

Rothschild & Co considered the financial terms of certain business combinations and other transactions that had previously been announced and which Rothschild & Co deemed relevant. Rothschild & Co used the same transactions in its selected transactions analysis of each of Builders FirstSource and BMC. The selected transactions were selected because the target companies were deemed similar to Builders FirstSource and BMC in one or more respects. None of the selected transactions used for comparative purposes is identical to a transaction involving Builders FirstSource or BMC on the date of the announcement of the merger, and an evaluation of the results of the selected transactions analysis is not entirely mathematical. As a consequence, the ranges of multiples applied for purposes of the selected transactions analysis were selected based on Rothschild & Co’s experience and judgment. Financial data for the selected transactions were based on public filings, publicly available research analyst estimates and other publicly available information.

The financial data reviewed for the selected transactions analyses included the Enterprise Value implied by the consideration proposed or paid in the selected transactions as a multiple of the target companies’ then latest 12 months’ Adjusted EBITDA as of the date of announcement of the transaction.

These selected transactions, and the observed multiples, were:

Date Announced	Acquiror	Target	Enterprise Value/ LTM EBITDA
08/20	Clayton, Dubilier & Rice	Construction Supply Group	N.A.
08/20	Clayton, Dubilier & Rice	HD Supply Holdings, Inc.’s Construction & Industrial – White Cap Business	9.0x
05/19	Kyocera Corporation	SouthernCarlson, Inc.	N.A.
05/18	Reece Limited	Morsco Inc.	14.4x
04/18	Leonard Green & Partners	SRS Distribution Inc.	N.A.
04/18	GMS Inc.	WSB Titan	9.2x
01/18	HD Supply Holdings, Inc.	A.H. Harris Construction Supplies, Inc.	N.A.
08/17	Beacon Roofing Supply, Inc.	Allied Building Products Corp.	13.6x
06/17	Clayton, Dubilier & Rice	HD Supply Holdings, Inc.’s	10.5x
Waterworks Business
08/16	ABC Supply Co., Inc.	L&W Supply	12.9x
06/16	Kelso & Company	SouthernCarlson, Inc.	N.A.
07/15	Beacon Roofing Supply, Inc.	Roofing Supply Group	14.6x
07/15	The Home Depot, Inc.	Interline Brands, Inc.	11.1x
06/15	Stock Building Supply Holdings, Inc.	Building Materials Holding Corporation	11.4x
04/15	Builders FirstSource, Inc.	ProBuild Holdings LLC	9.6x
05/14	CCMP Capital Advisors, LLC	The Hillman Companies, Inc.	11.7x
02/14	AEA Investors	Gypsum Management & Supply, Inc.	10.0x
02/13	Berkshire Partners	SRS Distribution Inc.	N.A.
05/12	GS Capital Partners and	Interline Brands, Inc.	9.7x
P2 Capital Partners

Date Announced	Acquiror	Target	Enterprise Value/ LTM EBITDA
09/10	Hellman & Friedman	Associated Materials Incorporated	9.0x
04/10	Oak Hill Capital Partners	The Hillman Companies, Inc.	10.0x
06/07	Bain Capital Partners, The Carlyle Group & Clayton, Dubilier & Rice	HD Supply Holdings, Inc.	8.5x
01/06	Pro-Build Holdings Inc.	Lanoga Corporation	N.A.
01/06	The Home Depot, Inc.	Hughes Supply, Inc.	11.4x

The mean and median multiples of the financial data reviewed for the selected transactions, based on publicly available information, were:

Metric	Mean	Median
Enterprise Value / Last Twelve Months (LTM) Adjusted EBITDA (All selected transactions)	11.0x	10.5x
Enterprise Value / LTM Adjusted EBITDA (Excluding Roofing & Plumbing Transactions)	10.3x	10.0x

Taking into account the results of the selected transactions analysis, Rothschild & Co applied multiple ranges of 9.00x to 11.00x to LTM Adjusted EBITDA for the 12 months ended June 30, 2020 for each of Builders FirstSource and BMC, based on information provided by Builders FirstSource and BMC. This analysis indicated an implied per share equity value reference range for (a) the BFS common stock of approximately $29.50 to $38.36 and (b) the BMC common stock of approximately $35.63 to $43.89.

The foregoing analyses indicated an implied exchange ratio range of 0.93x to 1.49x, without giving effect to the net synergies estimates, as compared to the exchange ratio of 1.3125x provided for in the merger pursuant to the merger agreement.

Discounted Cash Flow Analysis

Rothschild & Co performed a discounted cash flow analysis of each of Builders FirstSource and BMC on a stand-alone basis by calculating the estimated net present value of the projected after-tax, unlevered free cash flows of Builders FirstSource and BMC based on the BFS forecasts and the BFS forecasts for BMC, respectively, in each case without giving effect to the net synergies estimates. Based on its judgment and experience, with respect to Builders FirstSource, Rothschild & Co applied a range of perpetuity growth rates of 2.00% to 2.50% to derive an estimated terminal value and discount rates ranging from 9.0% to 10.0%. Based on its judgment and experience, with respect to BMC, Rothschild & Co applied a range of perpetuity growth rates of 2.00% to 2.50% to derive an estimated terminal value and discount rates ranging from 8.6% to 9.6%. This analysis indicated an implied per share equity value reference range for (a) the BFS common stock of approximately $32.77 to $44.46 and (b) for the BMC common stock of approximately $37.95 to $49.45.

The foregoing analysis indicated an implied exchange ratio range of 0.85x to 1.51x, without giving effect to the net synergies estimates, as compared to the exchange ratio of 1.3125x provided for in the merger pursuant to the merger agreement.

Pro Forma Combined Company Discounted Cash Flow Analysis

Rothschild & Co reviewed a comparison of the stand-alone equity value reference range per share of BFS common stock indicated by the discounted cash flow analysis described above with the implied equity value reference range, which is referred to as the Pro Forma BFS Share Value, per share of BFS common stock indicated by the net present value of the projected after-tax, unlevered free cash flows of the pro forma combined company using the pro forma BFS forecasts which give effect to the completion of the merger and the net synergies estimates. Based on its judgment and experience, Rothschild & Co applied a range of perpetuity growth rates of 2.00% to 2.50% to derive an estimated terminal value and discount rates ranging from 8.5% to 9.5%. The illustrative Pro Forma BFS Share Value indicated by this analysis ranged from $35.76 to $47.23, as compared to the implied per share equity value reference range for Builders FirstSource indicated by Rothschild & Co’s discounted cash flow analysis described above of $32.77 to $44.46.

Rothschild & Co also showed for reference purposes this comparison using terminal multiples to derive estimated terminal values, applying terminal multiples, based on its judgment and experience, of 7.75x to 8.75x to terminal year Adjusted EBITDA based on the BFS forecasts and the pro forma BFS forecasts. This exercise indicated an illustrative Pro Forma BFS Share Value ranging from $34.94 to $41.48, as compared to an implied per share equity value reference range for Builders FirstSource indicated by the discounted cash flow analysis using this approach of $34.52 to $42.15.

Other Analyses and Information

Rothschild & Co also reviewed and considered certain additional factors that were not considered part of its material financial analyses with respect to its opinion, but which were noted for informational purposes for the BFS board of directors, including:

•

the premia implied by the exchange ratio in the merger pursuant to the merger agreement relative to the historical exchange ratio for BFS common stock and BMC common stock based on their respective closing stock prices as of certain dates and periods. This analysis indicated premia for the exchange ratio in the merger pursuant to the merger agreement to the historical exchange ratios for BFS common stock and BMC common stock of: 13.7% (based on closing stock prices for BFS common stock and BMC common stock on August 25, 2020), 9.0% (based on the six month trading averages of BFS common stock and BMC common stock to August 25, 2020), 9.5% (based on the one year trading averages of BFS common stock and BMC common stock to August 25, 2020), 3.6% (based on the two year trading averages of BFS common stock and BMC common stock to August 25, 2020), and 7.8% (based on the three year trading averages of BFS common stock and BMC common stock to August 25, 2020); and

•

the relative ownership in the combined company by the stockholders of Builders FirstSource and BMC, respectively, after giving effect to the merger, as compared with the relative stand-alone contributions to certain financial metrics of Builders FirstSource and BMC, without giving effect to the net synergies estimates. This analysis indicated implied stand-alone contributions by Builders FirstSource ranging from approximately 58-61% (based on annual revenue for each of 2020-2022 indicated in the BFS forecasts and the BFS forecasts for BMC), approximately 58% (based on annual Adjusted EBITDA for each of 2020-2022 indicated in the BFS forecasts and the BFS forecasts for BMC), approximately 62%-63% (based on annual net income for each of 2020-2022 indicated in the BFS forecasts and the BFS forecasts for BMC), and approximately 60% (based on equity values for Builders FirstSource and BMC as of August 25, 2020 based on Builders FirstSource’s and BMC’s respective closing stock prices for such date), as compared to the implied ownership of BFS stockholders in the combined company resulting from the merger of 57%.

Other Matters

Builders FirstSource retained Rothschild & Co as its financial advisor in connection with the merger based on its qualifications, experience, and reputation, and Rothschild & Co will receive a fee from Builders FirstSource for its services. Pursuant to the engagement letter between Builders FirstSource and Rothschild & Co, Builders FirstSource has agreed to pay Rothschild & Co a fee of $12,000,000 for its services, of which $2,000,000 became payable to Rothschild & Co upon the execution of the merger agreement and the remainder of which is contingent upon the completion of the merger. In addition, Builders FirstSource has agreed to reimburse certain of Rothschild & Co’s expenses and to indemnify Rothschild & Co against certain liabilities that may arise out of its engagement.

Rothschild & Co and its affiliates are engaged in a wide range of financial advisory and investment banking activities. In addition, in the ordinary course of their asset management, merchant banking and other business activities, affiliates of Rothschild & Co may trade in the securities of Builders FirstSource, BMC and their respective affiliates, for their own accounts or for the accounts of their affiliates and customers, and may at any time hold a long or short position in such securities.

Rothschild & Co and its affiliates have provided, and are currently providing, financial advisory services to Builders FirstSource, including advising Builders FirstSource on potential acquisitions, divestitures and other strategic advisory matters, for which Rothschild & Co. has received aggregate fees of approximately $550,000 during the two-year period preceding delivery of its opinion and may in the future receive additional fees. In addition, Rothschild & Co and its affiliates may in the future provide investment banking and other financial advice and services to Builders FirstSource, BMC and their respective affiliates and may receive fees for the rendering of such services.

Opinion of BMC’s Financial Advisor

At the meeting of the BMC board of directors on August 26, 2020 to evaluate and approve the merger agreement and the transactions contemplated by the merger agreement, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated August 26, 2020, addressed to the BMC board of directors to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of BMC common stock.

The full text of Moelis’ written opinion dated August 26, 2020, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. Moelis’ opinion was provided for the use and benefit of the BMC board of directors (solely in its capacity as such) in its evaluation of the merger. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the exchange ratio to the holders of BMC common stock, and does not address BMC’s underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to BMC. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of BMC or Builders FirstSource should vote or act with respect to the merger or any other matter.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts, relating to BMC and Builders FirstSource;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of BMC furnished to Moelis by BMC, including the BMC stand-alone projections described in the section entitled “The Merger—Certain Unaudited Prospective Financial Information— Certain BMC Stand-Alone Projections” beginning on page 128;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Builders FirstSource furnished to Moelis by Builders FirstSource, including the BMC projections for BFS described in the section entitled “The Merger—Certain Unaudited Prospective Financial Information—Certain BMC Projections for BFS” beginning on page 129 and which are referred to collectively with the BMC stand-alone projections as the BMC projected financial information;

•

reviewed certain internal information relating (i) to net synergies estimates described in the section entitled “The Merger—Certain Estimated Synergies” beginning on page 129 and (ii) certain other pro forma financial effects of the merger furnished to Moelis by the managements of BMC and Builders FirstSource;

•	reviewed capitalization information for BMC and Builders FirstSource, including pro forma for the merger, provided to Moelis by the managements of BMC and Builders FirstSource;

•

conducted discussions with members of the senior managements and representatives of BMC and Builders FirstSource concerning the information described in the foregoing five bullets, as well as the businesses and prospects of BMC and Builders FirstSource generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed the merger agreement;

•	participated in certain discussions and negotiations among representatives of BMC and Builders FirstSource and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis has, with the consent of the BMC board of directors, relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of (and did not independently verify) any of such information. With the consent of the BMC board of directors, Moelis relied upon, without independent verification, the assessment of BMC and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the BMC projected financial information and other information provided to Moelis by the management of BMC or Builders FirstSource, as applicable, relating to BMC, Builders FirstSource, the net synergies estimates and other pro forma financial effects referred to above, Moelis assumed, at the direction of the BMC board of directors, that they have been reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of BMC or Builders FirstSource, as the case may be, as to the future performance of BMC and Builders FirstSource, the net synergies estimates (including the amount, timing and achievability thereof) and such other pro forma financial effects. Moelis also assumed, at the direction of the BMC board of directors, that the future financial results (including net synergies estimates and other pro forma financial effects) reflected in such forecasts and other information would be achieved at the times and in the amounts projected. In addition, at the direction of the BMC board of directors, Moelis relied on the assessments of the managements of BMC and Builders FirstSource as to Builders FirstSource’s ability to retain key employees of BMC and to integrate the businesses of BMC and Builders FirstSource. Moelis did not express any views as to the reasonableness of any financial forecasts or the assumptions on which they were based. Furthermore, with the consent of the BMC board of directors, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of BMC or Builders FirstSource, nor was it furnished with any such evaluation or appraisal.

Moelis’ opinion did not address BMC’s underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to BMC and did not address any legal, regulatory, tax or accounting matters. At the direction of the BMC board of directors, Moelis was not asked to, and Moelis did not, offer any opinion as to any terms of the merger agreement or any aspect or implication of the merger, except for the fairness of the exchange ratio from a financial point of view to the holders of BMC common stock. Moelis’ opinion relates to the relative values of BMC and Builders FirstSource. With the consent of the BMC board of directors, Moelis did not express any opinion as to what the value of BMC common stock actually would be when issued pursuant to the merger or the prices at which BMC common stock or BFS common stock might trade at any time. Moelis did not express any opinion as to fair value or the solvency of BMC or Builders FirstSource following the completion of the merger. In rendering its opinion, Moelis assumed, with the consent of the BMC board of directors, that the merger would be completed in accordance with the terms of the merger agreement without any waiver or modification that could be material to its analysis, and that the parties to the merger agreement would comply with all the material terms of the merger agreement. Moelis assumed, with the consent of the BMC board of directors, that all governmental, regulatory or other consents or approvals necessary for the completion of the merger would be obtained, except to the extent that could not be material to its analysis. In addition, representatives of BMC advised Moelis, and Moelis assumed, with the consent of the BMC board of directors, that the merger would qualify as a tax free reorganization for federal income tax purposes. Moelis was not authorized to solicit and did not solicit indications of interest in a possible transaction with BMC from any party.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of the opinion.

Moelis’ opinion did not address the fairness of the merger or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of BMC, other than the fairness of the exchange ratio from a financial point of view to the holders of BMC common stock. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Moelis to the BMC board of directors at its meeting held on August 26, 2020, in connection with its opinion. This summary describes the material analysis underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

For purposes of Moelis’ analysis, pre-merger shares of BMC common stock and BFS common stock and pro forma ownership calculations were calculated on a fully diluted basis including (i) basic shares outstanding, (ii) net in-the-money options using the treasury stock method (with strike prices as provided by BMC or Builders FirstSource management, as applicable), (iii) restricted stock units and (iv) performance-vested restricted stock units at target vesting, in each case based on capitalization information as of August 25, 2020 for BMC and Builders FirstSource, as applicable, provided to Moelis by the managements of BMC and Builders FirstSource.

For purposes of rendering its opinion, Moelis performed a discounted cash flow, which is referred to as a DCF, based Has/Gets analysis to calculate the value accretion to the pre-merger holders of BMC common stock implied by the merger by comparing (a) the stand-alone implied DCF equity value of BMC and implied DCF per share value of BMC, which is referred to as the Has, with (b) the implied aggregate value and implied per share value of the pro forma equity in the combined company that is owned by the pre-merger holders of BMC common stock after giving effect to the merger, which is referred to as the Gets. For purposes of its opinion, given the nature of the transaction as an all-stock transaction and the relative pro forma ownership percentages of the combined company (approximately 43% to the pre-merger holders of BMC common stock and approximately 57% to the pre-merger holders of BFS common stock), which such transaction according to the management of BMC was expected to generate substantial synergies, Moelis did not utilize, based on its professional judgment, a selected publicly traded companies analysis or a selected precedent transactions analysis.

To calculate the Gets expected to result from the merger, Moelis estimated (i) the implied stand-alone DCF equity value ranges for each of BMC and Builders FirstSource, (ii) the implied present value range of net synergies estimates, (iii) the cost of capital synergies expected to result from the merger, and (iv) the impact of a pause in bolt-on acquisitions by the combined company in order to focus on integration and synergy capture, in each case as described in further detail below.

BMC DCF Analysis

Moelis performed a stand-alone DCF analysis of BMC using the BMC stand-alone projections to calculate the present value of the estimated future unlevered free cash flows to be generated by BMC and an estimate of the present value of the terminal value of BMC.

Moelis utilized a range of discount rates of 9.00% to 10.50% based on an estimated range of BMC’s weighted average cost of capital, which is referred to as the WACC. The WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of August 25, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by selected public companies, as described in the section entitled “The Merger—Opinion of BMC’s Financial Advisor—Other Information—Selected Public Companies” beginning on page 123, (iii) an equity risk premium determined using inputs and assumptions selected based on Moelis’ professional judgment and experience and (iv) a size premium determined using inputs and assumptions selected based on Moelis’ professional judgment and experience. In estimating the foregoing WACC range, Moelis utilized certain market inputs and general financial metrics based on data generated spanning a period from prior to the outbreak of COVID-19 to after the outbreak of COVID-19.

Moelis used the foregoing range of discount rates to calculate estimated present values as of June 30, 2020 of (i) the estimated unlevered free cash flows of BMC for the second half of the calendar year ending December 31, 2020 and the calendar years ending December 31, 2021 through December 31, 2024 (in each case, discounted using a mid-year discounting convention), as described in the section entitled “The Merger—Certain Unaudited Prospective Financial Information— Certain BMC Stand-Alone Projections” beginning on page 128, and (ii) the estimated terminal values derived by applying a range of perpetuity growth rates of 1.5% to 2.5%, which range was selected based on Moelis’ professional judgment and experience, to projected terminal year unlevered free cash flow of BMC of $263 million, which implied a terminal year Adjusted EBITDA (as described in the section entitled “The Merger—Certain Unaudited Prospective Financial Information— Certain BMC Stand-Alone Projections” beginning on page 128) multiple range of 6.5x to 8.7x. Moelis then adjusted the implied enterprise values of BMC derived from the DCF analysis by the net debt of BMC of $102 million, according to BMC’s management, to derive implied equity values for BMC.

The stand-alone implied equity value ranges and implied per share price ranges for BMC derived from the DCF analysis are presented in the table below:

	Implied Equity Value ($ in millions)	Implied Per Share Price
BMC	$1,956 - $2,847	$28.55 - $41.52

Builders FirstSource DCF Analysis

Moelis performed a stand-alone DCF analysis of Builders FirstSource using the BMC projections for BFS to calculate the present value of the estimated future unlevered free cash flows to be generated by Builders FirstSource and an estimate of the present value of the terminal value of Builders FirstSource.

Moelis utilized a range of discount rates of 8.75% to 10.25% based on an estimated range of Builders FirstSource’s WACC. The WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of August 25, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by selected public companies, as described in the section entitled “The Merger—Opinion of BMC’s Financial Advisor—Other Information—Selected Public Companies” beginning on page 123, (iii) an equity risk premium determined using inputs and assumptions selected based on Moelis’ professional judgment and experience and (iv) a size premium determined using inputs and assumptions selected based on Moelis’ professional judgment and experience. In estimating the foregoing WACC range, Moelis utilized certain market inputs and general financial metrics based on data generated for periods both before and after the outbreak of COVID-19.

Moelis used the foregoing range of discount rates to calculate estimated present values as of June 30, 2020 of (i) the estimated unlevered free cash flows of Builders FirstSource for the second half of the calendar year ending December 31, 2020 and the calendar years ending December 31, 2021 through December 31, 2024 (in each case, discounted using a mid-year discounting convention), as described in the section entitled “The Merger—Certain Unaudited Prospective Financial Information— Certain BMC Projections for BFS” beginning on page 129, and (ii) the estimated terminal values derived by applying a range of perpetuity growth rates of 1.5% to 2.5%, which range was selected based on Moelis’ professional judgment and experience, to projected terminal year unlevered free cash flow of Builders FirstSource, of $452 million, which implied a terminal year Adjusted EBITDA (as described in the section entitled “The Merger—Certain Unaudited Prospective Financial Information— Certain BMC Projections for BFS” beginning on page 129) multiple range of 6.9x to 9.4x. Moelis then adjusted the implied enterprise values of Builders FirstSource derived from the DCF analysis by the net debt of Builders FirstSource of $1,216 million, according to BMC’s management, to derive implied equity values for Builders FirstSource.

The stand-alone implied equity value ranges and implied per share price ranges for Builders FirstSource derived from the DCF analysis are presented in the table below:

	Implied Equity Value ($ in millions)	Implied Per Share Price
Builders FirstSource	$2,943 - $4,610	$24.67 - $38.64

Net Synergies Estimates DCF Analysis

Moelis performed DCF analysis to calculate the present value of net synergies estimates expected to result from the merger. For purposes of its analysis, Moelis assumed annual run-rate synergies of $130 million to $150 million, with a midpoint of $140 million, to be phased in over a period of three years, in each case according to BMC’s management, as described in the section entitled “The Merger—Certain Estimated Synergies” beginning on page 129. Moelis utilized a range of discount rates of 8.75% to 10.25%, based on an estimated WACC range for the combined company. The WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of August 25, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by selected public companies, as described in the section entitled “The Merger—Opinion of BMC’s Financial Advisor—Other Information—Selected Public Companies” beginning on page 123, (iii) an equity risk premium determined using inputs and assumptions selected based on Moelis’ professional judgment and experience and (iv) a size premium determined using inputs and assumptions selected based on Moelis’ professional judgment and experience. Moelis utilized this range of discount rates to calculate the estimated present values as of June 30, 2020 of (i) the estimated after-tax synergies (net of costs to achieve such synergies) for the second half of the calendar year ending December 31, 2020 and the calendar years ending December 31, 2021 through December 31, 2024 (in each case, discounted using a mid-year discounting convention and assuming a blended tax rate based on BMC’s and Builders FirstSource’s tax rates, according to BMC’s management) and (ii) the estimated terminal values derived by applying a range of perpetuity growth rates of 1.5% to 2.5%, which range was selected based on Moelis’ professional judgment and experience, to the terminal year after-tax synergies (which assumed no additional costs to achieve such synergies, according to BMC’s management). The implied range of present values of net synergies estimates derived from Moelis’ analysis was $922 million to $1,530 million.

DCF-Based Has/Gets Analysis

Moelis calculated the implied per share value of the pro forma equity in the combined company that is owned by, and value accretion/dilution to, the pre-merger holders of BMC common stock after giving effect to the merger. To perform this analysis, Moelis utilized (i) the implied stand-alone DCF equity value ranges for BMC and Builders FirstSource described above, (ii) the implied present value range of the net synergies estimates described above, (iii) cost of capital synergies of between $68 million and $126 million expected to result from the merger representing the expected decrease in the WACC of the combined company, given the larger equity value of the combined company and the resulting decrease in the size premium, which size premium was determined using inputs and assumptions selected based on Moelis’ professional judgment and experience, (iv) expected transaction costs of approximately $52 million, according to BMC’s management, and (v) an adjustment to take into account, as instructed by BMC management, a potential pause in bolt-on acquisitions by the combined company during the second half of the calendar year ending December 31, 2020 and the calendar year ending December 31, 2021, in order for the combined company to focus, per BMC management, on integration and synergy capture. The resulting implied pro forma equity value range of the combined company after giving effect to the merger was $5,748 million to $8,738 million. Moelis calculated the implied pro forma equity value to the pre-merger holders of BMC common stock by multiplying the implied pro forma equity value range of the combined company set forth above by 43%, representing the pro forma BMC ownership percentage of the combined company.

Based on this analysis, the implied range indicated by its DCF analysis for BMC’s equity value on a stand-alone basis and the corresponding implied range for the pro forma equity value of the combined company to the pre-merger holders of BMC common stock and the illustrative accretion noted by Moelis are presented in the table below:

Implied Per Share Value
Stand-alone BMC Equity Value	$28.55 - $41.52
Pro Forma BMC Equity Value	$36.05 - $54.78
Value Accretion (%)	26.3% - 31.9%

Other Information

Moelis also noted for the BMC board of directors the following additional factors that were not considered part of Moelis’ financial analyses with respect to its opinion, but were referenced for informational purposes:

Selected Public Companies

Moelis reviewed financial and stock market information for certain public companies (with business characteristics generally similar to those of BMC and Builders FirstSource for purposes of Moelis’ analysis) which, along with Moelis’ professional judgment, informed the range of unlevered betas and debt to total capitalization ratios that were utilized by Moelis in deriving the WACC range for each of BMC and Builders FirstSource in the financial analyses described in the section entitled “The Merger—Opinion of BMC’s Financial Advisor—Summary of Financial Analyses” beginning on page 119. These public companies were:

	Total Enterprise Value ($ in millions)	TEV / EBITDA 2020E	TEV / EBITDA 2021E
One-Step Gypsum Distributors
GMS Inc.	$2,022	7.1x	6.8x
Foundation Building Materials, Inc.	$1,155	7.0x	6.7x

One-Step Wood Product Distributors
Universal Forest Products, Inc.	$3,764	10.8x	10.0x
Boise Cascade Company	$1,986	6.8x	7.9x

Broad Distributors
Fastenal Company	$27,960	22.0x	20.8x
Ferguson plc	$24,115	12.8x	12.4x
Pool Corporation	$14,291	33.4x	29.8x
Watsco, Inc.	$10,448	26.6x	25.6x
HD Supply	$9,088	11.4x	10.7x
SiteOne Landscape Supply, Inc.	$6,142	27.6x	25.0x
WESCO International, Inc.	$7,208	12.7x	8.1x
Beacon Roofing Supply, Inc.	$4,970	11.5x	10.6x

Premiums Paid Analysis

Moelis performed a premiums paid analysis using the stock price premiums paid in 94 selected all-stock publicly announced merger and acquisition transactions with a value based on the target company’s equity value in excess of $500 million that were announced since January 1, 2008. Moelis calculated the median premia paid to the target company’s stockholders in transactions in which the target company’s pre-merger stockholders’ pro forma ownership in the combined company was between 20% and 50%. For each such transaction, Moelis calculated the premium paid relative to the target company’s single day closing share price for the date (i) one day prior to the announcement of the transaction and (ii) 30 days prior to the announcement of the transaction. The results of these calculations are summarized in the following table:

	Median Premium Paid Relative to Closing Price
	≥ 20.0% but < 25.0%	≥ 25.0% but < 30.0%	≥ 30.0% but < 35.0%	≥ 35.0% but < 40.0%	≥ 40.0% but < 45.0%	≥ 45.0% but < 50.0%
	(Target Pro Forma Ownership)
One Day Prior to Announcement	15.3%	25.5%	11.0%	3.7%	4.8%	3.9%
30 Days Prior to Announcement	30.2%	32.9%	12.1%	7.7%	14.4%	12.3%

Moelis calculated the announced value of the merger consideration per share of BMC common stock as the product of (i) the exchange ratio and (ii) the closing price of BFS common stock on August 25, 2020, which resulted in an amount equal to $36.79. Moelis compared such amount relative to the single day closing price of BMC common stock of (a) $32.37 as of August 25, 2020 and (b) $25.71 as of July 24, 2020. The results of these calculations are summarized in the following table:

Implied Merger Premium
August 25, 2020	13.7%
July 24, 2020	43.1%

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company used in the analyses described above is identical to BMC or Builders FirstSource. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither BMC nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

Except as described in this summary, BMC and the BMC board of directors imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion. The exchange ratio was determined through arms’ length negotiations between BMC, on the one hand, and Builders FirstSource, on the other hand, and was approved by the BMC board of directors and the BFS board of directors. Moelis did not recommend any specific consideration to BMC or the BMC board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the merger.

Moelis acted as financial advisor to BMC in connection with the merger and will receive a transaction fee for its services, currently estimated to be approximately $21 million in the aggregate, contingent upon the completion of the merger. Moelis received a fee of $2,750,000 upon the delivery of Moelis’ opinion, which opinion fee shall be offset against the transaction fee. Moelis may also receive a discretionary work fee for work performed by Moelis in connection with the merger, which discretionary work fee, if paid, shall be offset, to the extent previously paid, against the transaction fee (meaning that the maximum amount payable to Moelis cannot exceed the transaction fee). In addition, BMC agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of BMC, Builders FirstSource or their respective affiliates. Moelis has provided investment banking and other services to BMC and Builders FirstSource unrelated to the merger. Moelis has not received any fees from BMC or Builders FirstSource, aside from the fees described above in connection with the merger, in the two years preceding the date of its opinion. In the future Moelis may provide such services to BMC or Builders FirstSource or their affiliates and may receive compensation for such services.

The method of the BMC board of directors in selecting Moelis as its financial advisor in connection with the merger is described in the section entitled “The Merger—Background of the Merger” beginning on page 79.

Certain Unaudited Prospective Financial Information

While Builders FirstSource and BMC periodically provide public guidance to investors regarding certain financial performance metrics, such guidance is typically limited to the then-current fiscal year, and Builders FirstSource and BMC do not, as a matter of course, make public projections as to future sales, earnings, or other results for extended periods due to, among other reasons, the uncertainty, unpredictability, and subjectivity of the underlying assumptions and estimates. In connection with their evaluation of the merger, however, each of

Builders FirstSource and BMC prepared and supplied its board of directors and the other party, as well as Rothschild & Co and Moelis, with certain unaudited prospective financial information described herein, including certain estimates of the potential cost savings and other synergies that may be achieved by the combined company as a result of the merger, net of certain costs to achieve such cost savings and synergies, which are referred to as the net synergies estimates and are summarized in the section entitled “The Merger—Certain Estimated Synergies” beginning on page 129. The unaudited prospective financial information and net synergies estimates included in this joint proxy statement/prospectus are being provided solely because they were among the financial information made available to the board of directors of each of Builders FirstSource and BMC and to their respective financial advisors in connection with their respective analysis of the merger. Such projected financial information, however, should not be relied upon as being indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on such financial projections or the net synergies estimates. There can be no assurances that such financial projections or net synergies estimates will be realized, and actual results and synergies may differ materially from those included herein.

In connection with its consideration of the merger, management of Builders FirstSource prepared certain financial projections described herein, including unaudited prospective financial information for Builders FirstSource on a stand-alone basis, without giving effect to the merger, but including certain assumptions regarding future growth initiatives for Builders FirstSource, which are referred to herein as the BFS stand-alone projections. Builders FirstSource management also prepared certain unaudited prospective financial information for BMC on a stand-alone basis, without giving effect to the merger, but including certain assumptions regarding future growth initiatives for BMC, which is referred to herein as the BFS projections for BMC. In addition, Builders FirstSource management prepared certain unaudited pro forma projected financial information for Builders FirstSource, giving effect to the merger and the net synergies estimates, which is referred to herein as the pro forma BFS projections. Such pro forma BFS projections were prepared on a basis different than the pro forma financial information included in this joint proxy statement/prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 37. Builders FirstSource management provided the BFS stand-alone projections to BMC and Moelis in connection with the parties’ discussions relating to the merger, and provided the BFS stand-alone projections, the BFS projections for BMC and the pro forma BFS projections, which, together, are referred to herein as the BFS projected financial information, as well as the net synergies estimates, to its board of directors in connection with its evaluation of the merger, and to Rothschild & Co for its use in connection with its financial analyses and its fairness opinion.

In connection with its consideration of the merger, BMC management prepared certain financial projections, including unaudited prospective financial information for BMC on a stand-alone basis, without giving effect to the merger, which are referred to herein as the BMC stand-alone projections. In addition, to achieve closer alignment with the assumptions used by BMC management to prepare the BMC stand-alone projections, BMC management derived certain unaudited prospective financial information regarding Builders FirstSource from the BFS stand-alone projections, which derived information is referred to herein as the BMC projections for BFS, by making certain adjustments to the assumptions made by Builders FirstSource. BMC management provided the BMC stand-alone projections to Builders FirstSource in connection with the parties’ discussions relating to the merger, and provided the BMC stand-alone projections and the BMC projections for BFS, which, together, are referred to as the BMC projected financial information, and the net synergies estimates to the BMC board of directors in connection with its evaluation of the merger, and to Moelis for its use in connection with its financial analyses and its fairness opinion.

The BFS projected financial information and the BMC projected financial information, collectively referred to as the projected financial information, as well as the net synergies estimates, were prepared solely for use in connection with evaluating and analyzing the merger and were not prepared with a view toward public disclosure or soliciting proxies, or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of projected financial information, or GAAP. The projected financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Builders FirstSource and BMC’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying projected financial information or net synergies estimates and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in this joint proxy statement/prospectus relate to each of the company’s previously issued financial statements. The PricewaterhouseCoopers LLP reports do not extend to the projected financial information or net synergies estimates and should not be read to do so.

Although management of each of Builders FirstSource and BMC believes that there is a reasonable basis for the respective projected financial information and net synergies estimates prepared by them, based on information available at the time they were prepared, Builders FirstSource and BMC caution stockholders that future results, and the cost savings and other synergies that may be realized from the merger, could be materially different from those included in the projected financial information and net synergies estimates, respectively. The projected financial information and net synergies estimates are subjective in many respects and, as a result, are subject to multiple interpretations and periodic revisions, based on actual experience and prevailing industry and general economic conditions. Because the projected financial information and net synergies estimates cover multiple years, such information by its nature becomes less predictive with each successive year. While presented with numerical specificity, the projected financial information and net synergies estimates are based upon numerous estimates, judgments, and assumptions that are inherently uncertain, difficult to predict, and beyond a party’s control. Although such estimates, judgments, and assumptions were considered reasonable by Builders FirstSource management and BMC management, as applicable, as of the date of preparation of the projected financial information and net synergies estimates, they may prove to be inaccurate for any number of reasons, including general economic and industry conditions, competition, and the risks discussed in this joint proxy statement/prospectus under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 40 and 43, respectively. The projected financial information and net synergies estimates also reflect assumptions as to certain business decisions that are subject to change. The inclusion of the projected financial information and net synergies estimates in this joint proxy statement/prospectus will not be deemed an admission or representation by Builders FirstSource or BMC that they are viewed by Builders FirstSource or BMC as material information of Builders FirstSource (either before or after completion of the merger) or BMC. The projected financial information and net synergies estimates are not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the BFS share issuance proposal, the BFS charter amendment proposal, or the BMC merger agreement proposal, but because they were shared between Builders FirstSource and BMC and provided to their respective boards of directors for purposes of evaluating the merger and to their respective financial advisors for purposes of their respective financial analyses and fairness opinions.

The projected financial information contains certain non-GAAP financial measures that management of Builders FirstSource or BMC, as applicable, believes are helpful in understanding its respective financial performance. Financial measures included in projections provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the projected financial information, are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such financial measures are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the BFS board of directors, the BMC board of directors or their respective financial advisors in connection with the merger. Accordingly, no reconciliation of the financial measures included in the projected financial information is provided in this joint proxy statement/prospectus.

None of Builders FirstSource, BMC, or their respective affiliates, advisors, officers, directors, or other representatives can provide any assurance that actual results will not differ from the projected financial information and net synergies estimates, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the projected financial information and net synergies estimates to reflect circumstances existing after the date the projected financial information and net synergies estimates were prepared or to reflect the occurrence of future events. Except as required by applicable securities laws, neither Builders FirstSource nor BMC intends to make publicly available any update or other revision to the projected financial information and net synergies estimates, even in the event that any or all of the underlying assumptions upon which they were based prove to be inaccurate or inappropriate for any reason.

None of Builders FirstSource, BMC or any of their respective affiliates, advisors, officers, directors, or other representatives has made or makes any representation to any BFS stockholder, any BMC stockholder, or any other person regarding the ultimate performance of Builders FirstSource if the merger is completed, or of Builders FirstSource or BMC if the merger is not completed, or as to whether or that forecasted results included in the projected financial information and forecasted cost savings and other synergies included in the net synergies estimates will be achieved. Builders FirstSource has made no representation to BMC, and BMC has made no representation to Builders FirstSource, in the merger agreement or otherwise, concerning the projected financial information or net synergies estimates.

Certain BFS Stand-Alone Projections

The following table summarizes the BFS stand-alone projections provided to the Builders FirstSource board of directors for purposes of its consideration of the merger and to Rothschild & Co for its use in connection with its financial analyses and its fairness opinion. The BFS stand-alone projections also were made available to BMC and Moelis.

	Years Ending December 31,
(in millions)	2020E		2021E	2022E	2023E	2024E
Net Sales	$8,217		$8,436	$9,646	$10,787	$12,002

Net Income	$242		$293	$339	$389	$440
Adjusted EBITDA(1)	$583		$660	$750	$856	$967
Unlevered free cash flow(2)	N/A	(3)	$143	$(12)	$88	$109

(1)

Adjusted EBITDA is calculated as GAAP net income (loss) before depreciation and amortization, interest expense, income taxes, and other non-cash or special items including gain (loss) on sale of assets and asset impairments, debt issuance and refinancing costs, severance, and acquisition and integration expenses.

(2)

Unlevered free cash flow is a non-GAAP measure, which is calculated as Adjusted EBITDA, less stock-based compensation, less taxes, less capital expenditures, less changes in net working capital less merger and integration costs and less cash used for acquisitions.

(3)	Unlevered free cash flow for the second half of 2020 is calculated to be approximately $6 million.

Certain BFS Projections for BMC

The following table summarizes the BFS projections for BMC provided to the Builders FirstSource board of directors for purposes of its consideration of the merger and to Rothschild & Co for its use in connection with its financial analyses and its fairness opinion.

	Years Ending December 31,
(in millions)	2020E		2021E	2022E	2023E	2024E
Net Sales	$4,015		$4,516	$5,285	$5,923	$6,553

Net Income	$144		$174	$203	$233	$262
Adjusted EBITDA(1)	$317		$365	$422	$483	$542
Unlevered free cash flow(2)	N/A	(3)	$(66)	$(11)	$58	$92

(1)

Adjusted EBITDA is calculated as GAAP net income (loss) before depreciation and amortization, interest expense, income taxes, and other non-cash or special items including gain (loss) on sale of assets and asset impairments, debt issuance and refinancing costs, severance, and acquisition and integration expenses.

(2)

Unlevered free cash flow is a non-GAAP measure, which is calculated as Adjusted EBITDA, less stock-based compensation, less taxes, less capital expenditures, less changes in net working capital less merger and integration costs and less cash used for acquisitions.

(3)	Unlevered free cash flow for the second half of 2020 is calculated to be approximately $(35) million.

Certain Pro Forma BFS Projections

The following table summarizes the pro forma BFS projections provided to the Builders FirstSource board of directors for purposes of its consideration of the merger and to Rothschild & Co for its use in connection with its financial analyses and its fairness opinion.

	Years Ending December 31,
(in millions)	2020E		2021E	2022E	2023E	2024E
Net Sales	$12,232		$12,290	$12,914	$13,963	$15,730
Adjusted EBITDA(1)	$901		$969	$1,001	$1,105	$1,267
Unlevered free cash flow(2)	N/A	(3)	$623	$580	$99	$164

(1)

Adjusted EBITDA is calculated as GAAP net income (loss) before depreciation and amortization, interest expense, income taxes, and other non-cash or special items including gain (loss) on sale of assets and asset impairments, debt issuance and refinancing costs, severance, and acquisition and integration expenses.

(2)

Unlevered free cash flow is a non-GAAP measure, which is calculated as Adjusted EBITDA, less stock-based compensation, less taxes, less capital expenditures, less changes in net working capital less merger and integration costs and less cash used for acquisitions.

(3)	Unlevered free cash flow for the second half of 2020 is calculated to be approximately $(30) million.

Certain BMC Stand-Alone Projections

The following table summarizes the BMC stand-alone projections used by the BMC board of directors for purposes of its consideration of the merger and approved by BMC management for use by Moelis for purposes of its financial analyses. The BMC stand-alone projections were made available to Builders FirstSource and Rothschild & Co.

	Years Ending December 31,
(in millions)	2020E	2021E	2022E	2023E	2024E
Revenue	$3,897	$4,407	$5,369	$5,925	$6,448
Adjusted EBITDA(1)	$306	$355	$451	$500	$547
Stock based compensation	N/A	$(12)	$(12)	$(12)	$(12)
Cash taxes	N/A	$(58)	$(75)	$(83)	$(92)
Capital expenditures	N/A	$(91)	$(110)	$(105)	$(113)
Increase in net working capital	N/A	$0	$(51)	$(11)	$(10)
Merger and integration costs(2)	N/A	$(12)	$(11)	$(10)	$(10)
Cost of acquisitions(3)	N/A	$(244)	$(219)	$(195)	$(195)

(1)

Adjusted EBITDA is calculated as earnings before interest expense, net of interest income, income tax expense, depreciation and amortization expense and excludes integration costs relating to mergers and acquisitions, stock-based compensation and other de minimis adjustments.

(2)	Merger and integration costs represents integration costs related to acquisitions, as well as system integration and other costs.
(3)	Cost of acquisitions represents purchase price and transaction costs associated with bolt-on acquisitions.

Using the BMC stand-alone projections, the following unlevered free cash flow estimates were calculated by Moelis and approved by BMC management for use by Moelis for purposes of its financial analyses:

	Years Ending December 31,
(in millions)	2020E		2021E	2022E	2023E	2024E
Unlevered free cash flow(1)	N/A	(2)	$(61)	$(27)	$84	$115

(1)

Unlevered free cash flow is a non-GAAP measure, which is calculated as Adjusted EBITDA, less stock-based compensation, less cash taxes, less capital expenditures, less increases in net working capital, plus decreases in net working capital, less merger and integration costs and less cost of acquisitions.

(2)	Unlevered free cash flow for the second half of 2020 is calculated to be approximately $(56) million.

Certain BMC Projections for BFS

The following tables summarize the BMC projections for BFS used by the BMC board of directors for purposes of its consideration of the merger and approved by BMC management for use by Moelis for purposes of its financial analyses:

	Years Ending December 31,
(in millions)	2020E	2021E	2022E	2023E	2024E
Revenue	$8,217	$8,311	$9,251	$10,096	$10,993
Adjusted EBITDA(1)	$583	$647	$707	$782	$858
Stock based compensation	N/A	$(13)	$(13)	$(13)	$(13)
Cash taxes	N/A	$(122)	$(132)	$(146)	$(159)
Capital expenditures	N/A	$(121)	$(146)	$(158)	$(171)
Increase in net working capital	N/A	$91	$(56)	$(24)	$(27)
Merger and integration costs(2)	N/A	$(11)	$(13)	$(13)	$(14)
Cost of acquisitions(3)	N/A	$(224)	$(255)	$(256)	$(288)

(1)

Adjusted EBITDA is calculated as earnings before interest expense, net of interest income, income tax expense, depreciation and amortization expense and excludes integration costs relating to mergers and acquisitions, stock-based compensation and other de minimis adjustments.

(2)	Merger and integration costs represents integration costs related to acquisitions, as well as system integration and other costs.
(3)	Cost of acquisitions represents purchase price and transaction costs associated with bolt-on acquisitions.

Using the BMC projections for BFS, the following unlevered free cash flow estimates were calculated by Moelis and approved by BMC management for use by Moelis for purposes of its financial analyses:

	Years Ending December 31,
(in millions)	2020E		2021E	2022E	2023E	2024E
Unlevered free cash flow(1)	N/A	(2)	$247	$92	$172	$186

(1)

Unlevered free cash flow is a non-GAAP measure, which is calculated as Adjusted EBITDA, less stock-based compensation, less cash taxes, less capital expenditures, less increases in net working capital, plus decreases in net working capital, less merger and integration costs and less cost of acquisitions.

(2)	Unlevered free cash flow for the second half of 2020 is calculated to be approximately $(48) million.

Certain Estimated Synergies

Prior to Builders FirstSource’s and BMC’s entering into the merger agreement, each of Builders FirstSource’s management and BMC’s management prepared and provided to its respective board of directors and its financial advisors certain estimates of annual cost savings and other synergies anticipated to be realized by the combined company following the merger. Such annual cost savings and synergies were estimated at approximately $130 million to $150 million (excluding certain one-time costs of approximately $125 million to $145 million to achieve such synergies), and are anticipated to be achieved by the end of the third year following completion of the merger. The material components of such synergies are savings in procurement expense and in Selling, General and Administrative Expense, consisting primarily of the rationalization of overhead expenses and consolidation of corporate and segment headquarters, as well as other facilities. In addition, cost savings are expected to be generated as a result of expanded operational excellence through the adoption of best practices from each of Builders FirstSource and BMC. Please see the sections entitled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 124 for further information regarding the uncertainties underlying the estimated synergies, as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 40 and 43, respectively, for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the merger.

Completion and Effective Time of the Merger

The completion of the merger will take place on the third business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions for completion of the merger contained in the merger agreement (other than those conditions that by their nature are to be satisfied at the completion of the merger, but subject to the satisfaction or waiver of any such condition at the completion), or on such other date as Builders FirstSource and BMC may mutually agree in writing. Subject to the satisfaction or waiver of the conditions to the completion of the merger described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152, including the adoption of the merger agreement by BMC stockholders at the BMC stockholder meeting and approval of the BFS share issuance and adoption of the BFS charter amendment by BFS stockholders at the BFS stockholder meeting, it is anticipated that the merger will close in late 2020 or early 2021. However, neither Builders FirstSource nor BMC can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion of the merger is subject to conditions and factors outside the control of both companies. It is possible that factors outside the control of both Builders FirstSource and BMC could result in the completion of the merger at a different time, or not at all.

At the completion of the merger, Builders FirstSource and BMC will cause a certificate of merger relating to the merger, which is referred to as the certificate of merger, to be filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The merger will become effective at the time when the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Builders FirstSource and BMC in writing and specified in the certificate of merger.

Regulatory Approvals

General

Builders FirstSource and BMC have agreed to cooperate with each other and use, and will cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to complete the transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any governmental entity in order to complete such transactions.

Filing under the HSR Act

The completion of the merger is subject to the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act. Under the HSR Act and the rules promulgated thereunder, certain transactions, including the merger, may not be completed until notification and report forms have been filed with the U.S. Federal Trade Commission, which is referred to as the FTC, and the U.S. Department of Justice, which is referred to as the DOJ, and the applicable waiting period (or any extensions thereof) has expired or been terminated.

On September 10, 2020, Builders FirstSource and BMC each filed an HSR notification form with the FTC and the DOJ. On September 17, 2020, the DOJ received clearance to review the merger. In consultation with BMC, Builders FirstSource voluntarily withdrew its HSR notification on October 13, 2020 and re-filed its HSR notification on October 15, 2020.

On November 13, 2020, the waiting period under the HSR Act with respect to the HSR notifications was terminated.

Effectiveness of Registration Statement

The completion of the merger is conditioned on the SEC’s declaring effective the registration statement of which this joint proxy statement/prospectus is a part and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose pending before the SEC.

Nasdaq Listing

Pursuant to the merger agreement, the shares of BFS common stock to be issued in the BFS share issuance must have been approved for listing on Nasdaq, subject to official notice of issuance prior to the completion of the merger.

Ownership of the Combined Company after the Merger

Immediately following completion of the merger, holders of shares of BFS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 57% of the issued and outstanding shares of BFS common stock, and holders of shares of BMC common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 43% of the issued and outstanding shares of BFS common stock on a fully diluted basis and based on the number of shares of BFS common stock and BMC common stock outstanding as of November 13, 2020.

Governance of the Combined Company

Certificate of Incorporation

Subject to adoption of the BFS charter amendment by BFS stockholders, immediately prior to the effective time, the certificate of incorporation of Builders FirstSource will be amended by the BFS charter amendment and, as so amended, will be the certificate of incorporation of Builders FirstSource, until thereafter amended. The full text of the proposed BFS charter amendment is attached as Annex B to this joint proxy statement/prospectus.

Board of Directors

At the effective time, the BFS board of directors will consist of 12 directors, to be composed of:

•

seven directors designated by Builders FirstSource, consisting of Paul S. Levy and six other members of the BFS board of directors as of immediately prior to the effective time as shall be designated in writing by Builders FirstSource prior to the effective time; and

•

five directors designated by BMC, consisting of Mr. Flitman and four other members of the BMC board of directors as of immediately prior to the effective time as shall be designated in writing by BMC prior to the effective time.

Each of the BMC designees (other than Mr. Flitman) must meet the independence requirements of Nasdaq.

As of the date of this joint proxy statement/prospectus, other than Messrs. Levy and Flitman, the individuals to serve on the BFS board of directors at the effective time have not been determined.

The BMC designees will be appointed to serve, after the effective time, in one of the three classes of the BFS board of directors, such that each such class will consist of four directors, consisting of, (i) in the class of directors designated as Class I, which class has a term expiring in 2021, three of the Builders FirstSource designees and one of the BMC designees, (ii) in the class of directors designated as Class II, which class has a term expiring in 2022, two of the Builders FirstSource designees and two of the BMC designees, and (iii) in the class of directors designated as Class III, which class has a term expiring in 2023, two of the Builders FirstSource designees and two of the BMC designees. Prior to the effective time, Builders FirstSource and BMC will agree as to which of the Builders FirstSource designees and the BMC designees shall serve in each such class.

Chairman of the Board of Directors

Mr. Levy will remain as the chairman of the BFS board of directors following the effective time.

Chief Executive Officer

For a period of 90 days after the effective time, the present chief executive officer of Builders FirstSource, Mr. Crow, will continue to serve as the chief executive officer of Builders FirstSource. Following such 90-day period, Builders FirstSource will take all actions necessary or appropriate to appoint, or cause the appointment of, Mr. Flitman as the chief executive officer of Builders FirstSource, to serve in accordance with the certificate of incorporation and bylaws of Builders FirstSource, until the earliest to occur of his resignation, death, or removal in accordance with such organizational documents.

Chief Financial Officer

From and after the effective time, the present chief financial officer of Builders FirstSource, Mr. Jackson, will continue to serve as the chief financial officer of Builders FirstSource, in accordance with the certificate of incorporation and bylaws of Builders FirstSource, until the earliest to occur of his resignation, death, or removal in accordance with such organizational documents.

Name; Nasdaq Trading Symbol

The name of Builders FirstSource and its Nasdaq trading symbol will not be amended, revised, changed or otherwise affected in any respect as a result of the completion of the merger or the other transactions contemplated by the merger agreement and will continue as “Builders FirstSource, Inc.” and “BLDR,” respectively.

Headquarters; Other Locations

From and after the effective time, the headquarters of Builders FirstSource will be located in Dallas, Texas, and Builders FirstSource will establish functional corporate centers of excellence in Raleigh, North Carolina, and Denver, Colorado.

U.S. Federal Securities Law Consequences

Pending the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, shares of BFS common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of BFS common stock issued to any BMC stockholder who may be deemed an “affiliate” of Builders FirstSource after the completion of the merger. This joint proxy statement/prospectus does not cover resales of BFS common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale of BFS common stock.

Accounting Treatment

Builders FirstSource and BMC prepare their respective financial statements in accordance with GAAP. ASC 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquirer. In a business combination effected primarily through an exchange of equity interests, such as the merger, the entity that issues its equity interests (Builders FirstSource, in this case) is usually the acquiring entity. However, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including, but not limited to, the following:

•

The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. Immediately following the effective time of the merger, the combined company will trade on Nasdaq under the symbol “BLDR” and holders of shares of BFS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 57% of the issued and outstanding shares of BFS common stock immediately following the completion of the merger, and holders of shares of BMC common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 43% of the issued and outstanding shares of BFS common stock on a fully diluted basis immediately following the completion of the merger. In this case, it was also determined that the stockholder base of both entities are dispersed such that no single stockholder or group of related stockholders would control the entity after the merger.

•

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. The board of directors of the combined company immediately following the merger is expected to consist of seven members from the board of directors of Builders FirstSource immediately prior to the completion of the merger and five BMC director appointees, and thereafter, directors will be elected annually according to a typical nomination and election process. In addition, the chairman of the BFS board of directors will remain chairman of the board for the combined company post-merger.

•

The acquirer usually is the combining entity whose former management dominates the management of the combined entity. Builders FirstSource’s chief executive officer, M. Chad Crow, will continue to lead the combined company for 90 days post merger and Peter Jackson will continue as its chief financial officer. After Mr. Crow retires, BMC’s president and chief executive officer, David E. Flitman, will take over as chief executive officer. In addition, Builders FirstSource and BMC have formed an integration management working group comprised of leaders from both companies, to manage the integration of the companies.

•

The acquirer usually is the combining entity with more relative size of the combining entities. Relative to such metrics as net sales, number of operating locations, market share and number of employees, Builder’s FirstSource is generally approximately twice the size of BMC.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, Builders FirstSource has concluded that it is the accounting acquirer in the merger. Builders FirstSource’s conclusion is based primarily upon the following facts: (i) seven of the 12 members of the board of directors positions in the combined entity will be determined by Builders FirstSource, (ii) the current chairman of the BFS board of directors will remain the chairman of the combined entity’s board of directors, (iii) the current chief executive officer of Builders FirstSource will remain in place for 90 days post merger prior to retiring, which will include the critical integration phase of combining the two entities, and the current chief financial officer of Builders FirstSource will remain in place post-merger, (iv) Builders FirstSource is issuing its equity interests as consideration for the merger and its stockholders will remain the majority stockholders post-merger and (v) Builders FirstSource’s relative size by all key metrics is significantly larger than BMC’s. As a result, Builders FirstSource will apply the acquisition method of accounting to the assets acquired and liabilities assumed of BMC upon consummation of the merger.

Exchange of Shares

Prior to the effective time, Builders FirstSource will appoint BMC’s transfer agent or a financial institution reasonably acceptable to BMC to act as exchange agent to handle the exchange of shares of BMC common stock for BFS common stock. Each share of BMC common stock (other than canceled shares) will be converted into the right to receive 1.3125 shares of BFS common stock, together with any cash in lieu of fractional shares and any unpaid dividends and distributions, in accordance with the merger agreement.

At the effective time, shares of BMC common stock will be canceled and will cease to exist and each certificate that previously represented shares of BMC common stock will represent only the right to receive BFS common stock, together with any cash in lieu of fractional shares and any unpaid dividends and distributions, in accordance the merger agreement.

As soon as reasonably practicable (and in no event more than 10 business days) after the effective time, the exchange agent will mail each holder of record of a certificate that immediately prior to the effective time represented outstanding shares of BMC common stock (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of a certificate in exchange for shares of BFS common stock. After the completion of the merger, shares of BMC common stock represented by any such certificate (of affidavit of loss in lieu thereof, as applicable) will be exchanged for the appropriate number of shares of BFS common stock in book-entry form (unless a certificate is requested), together with any cash in lieu of fractional shares and any unpaid dividends and distributions, in accordance with the merger agreement.

Holders of shares of BMC common stock in book-entry form will not be required to take any specific actions to exchange shares BMC common stock for shares of BFS common stock. Upon the completion of the merger, shares of BMC common stock held in book-entry form will be automatically exchanged for the appropriate number of shares of BFS common stock in book-entry form (unless a certificate is requested), together with any cash in lieu of fractional shares and any unpaid dividends and distributions, in accordance with the merger agreement.

More information can be found in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 137.

No Appraisal Rights

Appraisal rights are statutory rights that, if available under applicable law, enable stockholders or a corporation to dissent from an extraordinary transaction, such as the merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to the stockholders in connection with the transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Holders of BMC common stock will not have rights to an appraisal of the fair value of their shares regardless of whether such holders vote for or against the merger (or abstain or do not case a vote). Under the DGCL, appraisal rights are not available for shares of any class or series of stock, which stock, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders or act upon an agreement of merger or consolidation, is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above, or any combination of the foregoing. Because BMC common stock was listed on Nasdaq, a national securities exchange, on the record date, and holders of shares of BMC common stock will receive only a combination of shares of BFS common stock, which is listed on Nasdaq, and, if applicable, cash in lieu of fractional shares, BMC stockholders will not be entitled to appraisal rights in connection with the merger. Because the merger is of Merger Sub with and into BMC, BFS is not a constituent entity to the merger and holders of BFS common stock will continue to hold their shares following the completion of the merger, holders of BFS common stock are not entitled to appraisal rights in connection with the merger

Nasdaq Market Listing

The shares of BFS common stock to be issued in the merger will be listed for trading on Nasdaq under the trading symbol “BLDR.”

Delisting and Deregistration of BMC Common Stock

If the merger is completed, there will no longer be any publicly held shares of BMC common stock. Accordingly, BMC common stock will no longer be listed on the Nasdaq and will be deregistered under the Exchange Act. Under the terms of the merger agreement, BMC is required to cooperate with Builders FirstSource and use its reasonable best efforts to cause the delisting of BMC common stock from the Nasdaq and the termination of registration of BMC common stock under the Exchange Act as soon as reasonably practicable following the effective time.

Litigation Relating to the Merger

As of November 13, 2020, one lawsuit has been filed by a purported stockholder of Builders FirstSource in connection with the proposed merger between Builders FirstSource and BMC. The lawsuit was brought by the plaintiff individually and is captioned Hamlin v. Builders FirstSource, Inc. et al., case number 2:20-cv-15553-BRM-ESK (D.N.J. filed Nov. 4, 2020). The Hamlin complaint names as defendants Builders FirstSource and the Builders FirstSource board of directors.

As of November 13, 2020, four lawsuits have been filed by purported stockholders of BMC stockholders in connection with the proposed merger between Builders FirstSource and BMC. The lawsuits were brought by the plaintiffs individually and are captioned Stein v. BMC Stock Holdings, et al., No. 1:20-cv-01364-RGA (D. Del. filed Oct. 8, 2020), Griffin v. BMC Stock Holdings Inc., et al., No. 1:20-cv-01390-RGA (D. Del. filed Oct. 15, 2020), Perry v. BMC Stock Holdings, Inc. et al., No. 1:20-cv-08696-AT (S.D.N.Y. filed Oct. 19, 2020), and Shumacher v. BMC Stock Holdings, Inc. et al., No. 1:20-cv-01500-RGA (D. Del. filed Nov. 6, 2020). The Stein, Griffin, Perry, and Shumacher complaints, which, together with the Hamlin complaint, are collectively referred to as the complaints, name as defendants BMC and the BMC board of directors. The Griffin complaint additionally names as defendants Builders FirstSource and Boston Merger Sub I Inc.

The plaintiffs generally assert claims under Section 14(a), Rule 14a-9 promulgated thereunder, and Section 20(a) of the Exchange Act, contending that the registration statement on Form S-4 filed with the SEC by Builders FirstSource on October 8, 2020, and serving as the preliminary joint proxy statement/prospectus. omitted or misrepresented material information regarding the proposed merger between Builders FirstSource and BMC.

The complaints generally seek injunctive relief preventing Builders FirstSource and BMC from consummating the transaction and an award of plaintiffs’ costs, including attorneys’ fees and expenses. The Griffin and Shumacher complaints also seek dissemination of a registration statement that does not contain any untrue or misleading statements of material fact. The Hamlin, Stein, and Griffin complaints additionally seek rescission or rescissory damages. The Hamlin, Griffin, and Shumacher complaints also seek a declaration that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder. The Stein and Perry complaints additionally seek an order requiring defendants to account to plaintiffs for all damages suffered as a result of their wrongdoing. Finally, all the complaints seek such other relief the court may deem just and proper.

Builders FirstSource, BMC and the other named defendants deny that they have violated any laws or breached any duties to Builders FirstSource’s or BMC’s stockholders and believe the claims asserted in the complaints are without merit. There can be no assurances that additional lawsuits or demands will not be filed or made with respect to the Merger. If additional similar lawsuits or demands are filed or made, absent new or different allegations that are material, neither Builders FirstSource nor BMC will necessarily announce them.

THE MERGER AGREEMENT

The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus, because it is the legal document governing the merger. The summary below is not intended to provide you with any factual information about Builders FirstSource or BMC. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Builders FirstSource and BMC make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 213.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Builders FirstSource and BMC contained in this joint proxy statement/prospectus or in the public reports filed with the SEC by Builders FirstSource and BMC may supplement, update or modify the factual disclosures about Builders FirstSource and BMC contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Builders FirstSource and BMC were qualified and subject to important limitations agreed to by Builders FirstSource and BMC in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other party prove to be untrue as a result of a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that Builders FirstSource and BMC each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.

Structure of the Merger

The merger agreement provides for the merger of Merger Sub, a Delaware corporation and a wholly owned subsidiary of Builders FirstSource, with and into BMC. As a result of the merger, at the effective time, the separate existence of Merger Sub will cease, and BMC will continue its existence under the laws of the State of Delaware as the surviving corporation and a wholly owned subsidiary of Builders FirstSource.

Completion and Effectiveness of the Merger

The completion of the merger will take place on the third business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions for completion of the merger contained in the merger agreement (other than those conditions that by their terms or nature are to be satisfied at the completion of the merger, but subject to the satisfaction or waiver of any such condition at the completion), or at such other time and date as Builders FirstSource and BMC may mutually agree in writing.

At the completion of the merger, Builders FirstSource and BMC will cause a certificate of merger relating to the merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The merger will become effective at the time when such certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Builders FirstSource and BMC in writing and specified in such certificate of merger.

Builders FirstSource and BMC are working to complete the merger prior to the outside date of May 26, 2021, which date may be extended to August 26, 2021, if, at 5:00 p.m., Eastern Time, on the outside date, all of the conditions to the completion of the merger described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152 have been satisfied or duly waived by all parties entitled to the benefit thereof (except for (i) conditions regarding (a) the existence of a legal restraint that relates to antitrust laws, or (b) expiration or termination of the waiting period under the HSR Act, and (ii) any other condition that by its nature is to be satisfied at the completion of the merger). It is possible that factors outside the control of both companies could result in the merger’s being completed at a different time, or not at all.

Merger Consideration

Conversion of Shares

At the effective time of the merger, each outstanding share of BMC common stock (other than the canceled shares (as described below)) will automatically be canceled and retired and will cease to exist and each holder thereof will thereafter have no rights with respect to such securities except the right to receive:

•	1.3125 validly issued, fully paid and non-assessable shares of BFS common stock;

•

(i) at the time of delivery of BFS common stock by the exchange agent, the aggregate amount of dividends or other distributions payable with respect to such shares of BFS common stock, if any, in connection with any dividend or other distribution with a record date after the effective time of the merger that was paid by Builders FirstSource prior to the delivery of BFS common stock by the exchange agent and (ii) at the appropriate payment date, the aggregate amount of dividends or other distributions payable with respect to such shares of BFS common stock, if any, in connection with any dividend or other distribution with a record date after the effective time of the merger but before the delivery of BFS common stock by the exchange agent that has a payment date subsequent to such delivery of such BFS common stock by the exchange agent pursuant to the merger agreement, in each case without interest; and

•	any cash to be paid in lieu of any fractional share of BFS common stock, as described in the section entitled “The Merger Agreement—Treatment of Fractional Shares” beginning on page 138.

Builders FirstSource will issue a fixed number of shares of BFS common stock in exchange for each share of BMC common stock. As a result, the implied value of the merger consideration to be received by BMC stockholders will fluctuate based on any changes in the market price of BFS common stock prior to the completion of the merger. Accordingly, such implied value of the per share merger consideration to be received by BMC stockholders upon completion of the merger could be greater than, less than or the same as the implied value of the merger consideration on the date of this joint proxy statement/prospectus. We urge you to obtain current market quotations for the shares of BFS common stock and BMC common stock. BFS common stock and BMC common stock are listed on Nasdaq under the symbols “BLDR” and “BMCH,” respectively.

All canceled shares will be canceled in the merger without payment of any consideration, as described in the section entitled “The Merger Agreement—Canceled Shares” beginning on page 138.

At or prior to the effective time of the merger, Builders FirstSource will make available to the exchange agent, as needed, the merger consideration to be delivered in respect of certificates and book-entry shares formerly representing shares of BMC common stock.

Canceled Shares

At the effective time of the merger, all canceled shares will be canceled and retired and will cease to exist, and no stock of Builders FirstSource, cash or other consideration will be delivered in exchange therefor.

Treatment of Fractional Shares

No fractional shares of BFS common stock will be issued upon the conversion of shares of BMC common stock pursuant to the merger agreement. Following the effective time, the exchange agent will aggregate all fractional shares of BFS common stock that would otherwise have been required to be distributed pursuant to the merger agreement and cause them to be sold in round lots (to the extent practicable) on Nasdaq at the then-prevailing prices. Each holder of BMC common shares that otherwise would have been entitled to receive a fraction of a share of BFS common stock pursuant to the merger agreement will, in lieu thereof, be entitled to receive from the proceeds from such sales by the exchange agent, rounded to the nearest whole cent and without interest, an amount equal to such holder’s proportionate interest in the proceeds from such sales.

Exchange Agent

Prior to the effective time, Builders FirstSource will designate an exchange agent reasonably acceptable to BMC to handle the exchange of shares of BMC common stock for BFS common stock. At or prior to the effective time, Builders FirstSource will deposit or cause to be deposited with the exchange agent the aggregate number of shares of BFS common stock into which shares of BMC common stock are to be converted pursuant to the terms of the merger agreement. In addition, Builders FirstSource will deposit or cause to be deposited with the exchange agent, if applicable, an amount of cash equal to the amount of any dividends or other distributions in respect of BFS common stock to which holders of BMC common stock may be entitled pursuant to the terms of the merger agreement. Such shares of BFS common stock and cash (if any) deposited with the exchange agent are referred to as the exchange fund.

Exchange of BMC Stock Certificates and Book-Entry Shares

Promptly after the effective time of the merger, Builders FirstSource will instruct the exchange agent to mail to each holder of record of certificated shares of BMC common stock converted into the right to receive the merger consideration a letter of transmittal in customary form and instructions explaining how to surrender such certificated shares of BMC common stock to the exchange agent. Holders of BMC common stock who surrender certificates that formerly represented outstanding shares of BMC common stock to the exchange agent (or affidavits of loss in lieu of such certificates as provided in the merger agreement), together with a duly executed letter of transmittal and such other documents required by such letter of transmittal, will be entitled to receive (i) the merger consideration in non-certificated book-entry form pursuant to the merger agreement and (ii) cash payable (a) in lieu of fractional shares which such holder has the right to receive pursuant to the terms of the merger agreement, and (b) in respect of any dividends and other distributions which such holder has the right to receive pursuant to the terms of the merger agreement.

Holders of certificated shares of BMC common stock will not be entitled to receive the merger consideration or any dividends or other distributions payable by Builders FirstSource after the completion of the merger until their certificates (or affidavits of loss in lieu of such certificates as provided in the merger agreement) are properly surrendered. No interest will be paid or will accrue for the benefit of holders of the certificates or book-entry shares that formerly represented outstanding shares of BMC common stock on the merger consideration payable pursuant to the merger agreement, any cash in lieu of fractional shares or any unpaid dividends and distributions payable pursuant to the merger agreement to such holders of certificates or book-entry shares that formerly represented outstanding shares of BMC common stock.

BMC stockholders should not return stock certificates with the enclosed proxy card, and BMC stockholders should not forward their stock certificates to the exchange agent without the appropriate transmittal materials.

Exchange of any book-entry shares of BMC common stock will be effected automatically, in accordance with customary procedures with respect to securities represented by book entry. Holders of record of book-entry shares of BMC common stock will be entitled to receive (i) the merger consideration in non-certificated book-entry form pursuant to the merger agreement and (ii) cash payable (a) in lieu of fractional shares which such holder has the right to receive pursuant to the terms of the merger agreement, and (b) in respect of any dividends and other distributions which such holder has the right to receive pursuant to the terms of the merger agreement.

After the effective time, there will be no transfers on the stock transfer books of the surviving corporation of the merger of the shares of BMC common stock that were outstanding prior to the effective time. If, after the effective time, certificates that formerly represented outstanding shares of BMC common stock are presented to the surviving corporation of the merger or the exchange agent for any reason, they will be canceled and exchanged as provided in the merger agreement.

Lost, Stolen or Destroyed Certificates

If a certificate representing shares of BMC common stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Builders FirstSource or the exchange agent, post a bond, in such reasonable amount as Builders FirstSource or the exchange agent may direct, as indemnity against any claim that may be made against BMC or the exchange agent with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate (i) the merger consideration in non-certificated book-entry form pursuant to the merger agreement and (ii) cash payable in respect of any dividends and other distributions pursuant to the terms of the merger agreement as if such lost, stolen or destroyed certificate had been surrendered.

Withholding

Each of Builders FirstSource, the surviving corporation and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of BMC common stock, including in respect of BMC RSUs and BMC PSUs, through net share settlement, such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable law related to taxes.

Potential Adjustment to Merger Consideration

In the event that, before the completion of the merger, the outstanding shares of BFS common stock or BMC common stock are changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend thereon is declared with a record date within such period, then the exchange ratio and any other similarly dependent items, as the case may be, will be appropriately adjusted in order to provide Builders FirstSource and holders of BMC common stock the same economic effect contemplated by the merger agreement prior to such event.

Treatment of Equity Awards

At the effective time:

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each outstanding BMC stock option held by an individual who is an employee or other service provider of BMC or its subsidiaries immediately prior to the effective time will, without any further action on the part of the holder thereof, be assumed by Builders FirstSource and become an option to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) applicable to each such BMC stock option as of immediately prior to the effective time, shares of BFS common stock, with the number of shares and the exercise price adjusted by the exchange ratio;

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each outstanding BMC stock option held by an individual who is not an employee or other service provider of BMC or its subsidiaries immediately prior to the effective time will, without any further action on the part of the holder thereof, be canceled in exchange for the right to receive cash, without interest, in an amount equal to the product of (i) the number of shares of BMC common stock subject to such BMC stock option as of immediately prior to the effective time and (ii) the excess, if any, of (a) the average closing market value of 1.3125 shares of BFS common stock for the 10 trading days prior to the closing over (b) the applicable exercise price per share of such option, subject to applicable withholding taxes, and each such BMC stock option held by an individual who is not an employee or other service provider of BMC or its subsidiaries immediately prior to the effective time having an exercise price per share equal to or greater than the average closing market value of 1.3125 shares of BFS common stock for the 10 trading days prior to the completion of the merger will be automatically canceled at the effective time with no consideration being paid with respect thereto; and

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except as may otherwise be agreed upon between Builders FirstSource and any holder of BMC RSUs and/or BMC PSUs, as applicable, each outstanding BMC RSU and BMC PSU, whether or not then vested, and without any action on the part of the holder thereof, will vest (with respect to BMC PSUs, assuming the target level of performance applicable to each such BMC PSU) and settle in a number of shares of BFS common stock equal to the number of shares of BMC common stock otherwise issuable upon settlement of such BMC RSU or BMC PSU, multiplied by the exchange ratio, and subject to applicable withholding taxes.

Termination of the Exchange Fund

Any portion of the exchange fund that remains undistributed to the former holders of BMC common stock nine months after the effective time will be delivered to Builders FirstSource. Any former holder of shares of BMC common stock who has not by that point complied with the terms of the exchange procedures in the merger agreement may thereafter look only to Builders FirstSource for delivery of the merger consideration and any cash payable in respect of any dividends and other distributions pursuant to the terms of the merger agreement, and in each case, that such holder has the right to receive pursuant to the merger agreement.

None of Builders FirstSource, Merger Sub, the surviving corporation or the exchange agent will be liable to any person in respect of any portion of the merger consideration or cash (if any) from the exchange fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any merger consideration that remains unclaimed by former holders of BMC common stock immediately prior to such time as such merger consideration would otherwise escheat to or become property of any governmental entity will, to the extent permitted by applicable law, become the property of the surviving corporation, free and clear of any claims or interests of any person previously entitled thereto.

Combined Company Governance Matters

Under the merger agreement, Builders FirstSource and BMC have agreed to certain provisions relating to the governance of the combined company, including composition of the combined company board of directors and the role of chairman of the board of directors, the combined company’s chief executive officer, and the combined company’s chief financial officer. For a more detailed description of the governance matters relating to the combined company, please see the section entitled “The Merger—Governance of the Combined Company” beginning on page 131.

Surviving Corporation Governance and Merger Sub Shares

At the effective time, the certificate of incorporation and bylaws of BMC, as in effect immediately prior to the effective time, will each be amended and restated in its entirety to be the same as the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the effective time, except that the name of the surviving corporation will be “BMC Stock Holdings, Inc.” and as so amended and restated will be the certificate of incorporation and bylaws, respectively, of the surviving corporation. From and after the effective time, the directors of Merger Sub immediately prior to the effective time will be the directors of the surviving corporation, and the officers of BMC immediately prior to the effective time will be the officers of the surviving corporation, in each case, to hold office in accordance with the surviving corporation’s certificate of incorporation and bylaws until the earliest to occur of their death, resignation or removal in accordance with the surviving corporation’s certificate of incorporation and bylaws.

At the effective time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the surviving corporation, which will constitute the only outstanding shares of common stock of the surviving corporation immediately following the effective time.

Conduct of Business Prior to the Effective Time

Each of Builders FirstSource and BMC has agreed, for itself and its subsidiaries, that, from the date of the merger agreement until the effective time (subject to certain exceptions and except as approved in advance in writing by Builders FirstSource or BMC, as applicable), the business of such party and its subsidiaries will be conducted in all material respects in the ordinary course of business, consistent with past practice, and such party and its subsidiaries will use reasonable best efforts to preserve their business organizations, assets and operations, and goodwill intact, maintain in effect all material permits necessary for the lawful conduct of their business and preserve existing relationships with customers, suppliers, employees and others having material business relationships with such party, as well as with governmental authorities having jurisdiction over such party’s businesses and operations, except as otherwise expressly contemplated, required or permitted by the merger agreement or as required by applicable law or as set forth in such party’s confidential disclosure schedule.

In addition, each of Builders FirstSource and BMC has agreed that, subject to certain exceptions related to COVID-19 and except as expressly contemplated, required or permitted by the merger agreement, as required by applicable law, as set forth in such party’s confidential disclosure schedule or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), between the date of the merger agreement and the effective time, it will not and will cause its subsidiaries not to, directly or indirectly:

•	amend the charter or bylaws or other similar organizational documents of such party or any of its subsidiaries;

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issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any lien (except for any permitted lien) on, or otherwise encumber, any shares of its capital stock or any other equity securities of such party and its subsidiaries, except for the issuance of shares of capital stock upon the vesting, exercise or settlement of equity-based awards (in accordance with the merger agreement), the issuance of equity securities of such party or its subsidiaries, any pledge, or creation or incurrence, of any liens under such party’s existing credit facilities and indentures, and, solely with respect to Builders FirstSource, the issuance of shares of BFS common stock to members of the BFS board of directors in lieu of director’s fees (in accordance with the merger agreement);

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redeem, purchase or otherwise acquire any shares of its capital stock or other equity securities of such party or its subsidiaries, except in order to satisfy any required tax withholding associated with the vesting, exercise or settlement of outstanding equity-based awards, or adjust, split, combine, subdivide, consolidate, recapitalize or reclassify any shares of its capital stock or equity securities of such party’s significant subsidiaries;

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declare, set aside for payment or pay any dividend or other distribution (whether in cash, stock or other assets or any combination thereof), on any shares of its capital stock or other equity securities of such party or its subsidiaries or otherwise make any payments to any holder of equity securities therein in its capacity as such, except for cash dividends and distributions by one of its direct or indirect wholly owned subsidiary to such party or another direct or indirect wholly owned subsidiary;

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incur any indebtedness for borrowed money, or assume, guarantee or endorse or otherwise become responsible for any such indebtedness of any other person, or modify in any material respect the terms of, any existing indebtedness, other than obligations related to hedging, swaps or similar arrangements entered into in the ordinary course of business, consistent with past practice, and, in the case of BMC, other than borrowings under its existing credit facility to manage its ordinary course cash flow needs, and, in the case of Builders FirstSource, other than borrowings under, and any amendment, restatement, refinancing, substitution, or replacement of, its credit facilities used to manage its ordinary course cash flow needs and the anticipated cash flow needs of Builders FirstSource and its subsidiaries (including BMC and its subsidiaries) following the effective time, in the ordinary course of business, to repay all outstanding obligations under BMC’s existing credit facility at the time of completion of the merger and to make other payments contemplated by the merger agreement; issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities in such party or its subsidiaries; enter into any “keep well” or other contract to maintain any financial statement condition of any other person (other than a wholly owned subsidiary of such party in the ordinary course of business); or enter into any arrangement having the economic effect of the foregoing;

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make any loans or advances or capital contributions to any person other than the advancement of expenses and commissions to employees made in the ordinary course of business, consistent with past practice, sales on credit to customers in the ordinary course of business, consistent with past practice and loans and capital contributions to wholly owned subsidiaries;

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sell, transfer, lease, sublease, license or otherwise dispose of or abandon, or mortgage, pledge, create or incur any lien (other than pursuant to such party’s current credit facilities and indentures and any permitted lien) on, or otherwise encumber, any material asset other than real property, other than in the ordinary course of business consistent with past practice, dispositions of assets associated with discontinued operations or no longer used or held for use, dispositions solely between or among such party and its wholly owned subsidiaries and transactions not involving consideration exceeding $10 million, in the case of BMC, or $16 million, in the case of Builders FirstSource;

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(i) merge or consolidate with any person, (ii) acquire any equity securities in, or otherwise invest in, any person (or any division or line of business of such person) by purchase of securities or by merger, consolidation, divisions, contributions to capital or any similar transaction or (iii) except in the ordinary course of business consistent with past practice, acquire a substantial portion of the assets of any person except in each case for any such transactions between or among such party’s wholly owned subsidiaries and transactions not involving consideration in excess of $75 million in the aggregate;

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make or authorize any payments of, or commitments for, any capital expenditures in any calendar year in an amount that would, together with all other capital expenditures in such calendar year in the aggregate, cause its total capital expenditure budget with respect to such calendar year to be exceeded by more than 15%;

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materially amend, extend the term of, or terminate any material contract or enter into any contract that would be (if in effect as of the date of the merger agreement) a material contract, other than amendments and extensions in the ordinary course of business, consistent with past practice, and without changes to the terms thereof that are materially adverse to the conduct of such party’s business;

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(i) purchase any real property having a fair market value in excess of $7 million individually or $20 million in the aggregate; (ii) sell any real property having a fair market value in excess of $7 million individually or $12 million in the aggregate; (iii) enter into any new lease agreement with respect to real property that is not leased by such party or one of its subsidiaries as of the date of the merger agreement, which lease agreement (1) if in effect on the date of the merger agreement, would constitute a lease or real property material to the business of such party and its subsidiaries and (2) provides for annual rental payments by such party or one of its subsidiaries exceeding $1.5 million individually or $10 million in the aggregate; or (iv) with respect to any lease of real property in effect on the date of the merger agreement, (1) waive, release, assign, or sublease any material rights or claims thereunder (other than any assignment to or sublease in the ordinary course of business, consistent with past practice), (2) materially amend or modify the terms thereof, (3) terminate such lease (other than as a result of expiration of the then-existing term), or (4) extend the term thereof, as in effect on the date of the merger agreement, other than extensions on market terms if, and to the extent, the failure to so extend would result in the expiration of the term of such lease;

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except as (i) required by the terms of any benefit plan or collective bargaining agreement or (ii) expressly set forth in the merger agreement, (1) increase the compensation or benefits provided to any current or former director, officer, employee, or natural person service provider of such party and its subsidiaries, other than (w) ordinary course annual base salary increases not to exceed 5% of aggregate base salaries as of the date of such increase, or (x) changes in health and welfare benefits that are generally applicable to all employees and that do not materially increase the benefits provided to such persons or result in a material increase in administrative costs, (2) grant or provide any severance or termination payments or benefits to such persons or increase the amount payable in respect of any such payments or benefits, as in effect as of the date of the merger agreement, (3) materially increase the amount of any cash bonuses or incentive compensation to any such persons, (4) accelerate the time of payment, settlement, or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment or settlement of, any compensation or benefits (including any equity or equity-based awards) to any such persons, (5) establish, adopt, enter into, terminate, or amend any material benefit plan, other than in connection with routine, ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, or (6) enter into any new employment, consulting, severance, retention, change of control, termination, pension, retirement, or similar agreement with, any person who is or will be an officer or employee of such party or its subsidiaries or materially amend any of the foregoing, other than entering into, amending, or terminating (y) employment agreements with employees providing for aggregate annual base salary and target cash bonus opportunity of less than $200,000 and (z) any consulting agreement in the ordinary course of business, consistent with past practice;

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adopt, enter into, modify, amend or terminate any collective bargaining agreement or similar agreement, except in the ordinary course of business, consistent with past practice, or implement any employee layoffs requiring notice or triggering any other obligations under the WARN Act;

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engage in any action, or fail to take any action, that would cause a partial or complete withdrawal, or would give rise to any material liability for any partial or complete withdrawal, under any multiemployer plan within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended, which is referred to as ERISA;

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(i) settle or compromise, or waive any right related to, any action, unless involving only monetary relief where the amount to be paid in settlement or compromise is less than $5 million individually, in the case of BMC, or $10 million individually, in the case of Builders FirstSource, or $20 million in the aggregate, over the sum of (1) the amount expressly accrued for such action by such party on its financial statements as of the date of the merger agreement or (2) the amount reasonably expected to be covered by insurance, including pursuant to one or more of such party’s insurance policies; or (ii) commence any action against any customers or suppliers of such party or any of its subsidiaries or any other action not in the ordinary course of business, consistent with past practice;

•	except as required by GAAP, make any material change in financial accounting methods, principles or practices used by such party or any of its subsidiaries;

•	authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation, winding-up or dissolution of such party or any of its significant subsidiaries;

•	(i) make or change any material tax election, (ii) file any material amendment to a tax return, except to the extent required by law or (iii) change any material tax accounting method;

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fail to take any action required to renew or maintain any material permit; terminate, suspend, or abrogate any material permit; or amend or modify any material permit in a manner material and adverse to the such party and its subsidiaries; or

•	agree, resolve, authorize or commit to take any of the foregoing summarized actions.

Stockholder Meetings

As soon as reasonably practicable after the date of the merger agreement, each of Builders FirstSource and BMC is required to set a record date for, duly call, give notice of, convene and hold a meeting of their respective stockholders for the purpose of, in the case of Builders FirstSource, seeking approval of the BFS share issuance and adoption of the BFS charter amendment and, in the case of BMC, seeking adoption of the merger agreement. Unless the applicable party’s board of directors has made a change of recommendation as described in the section entitled “The Merger Agreement—No Change of Recommendation” beginning on page 146, such party will recommend that its stockholders approve its respective proposals, use its reasonable best efforts to solicit from its stockholders proxies in favor of its respective proposals and take all other action necessary or advisable to obtain the approval of its respective stockholders.

Builders FirstSource and BMC will use reasonable best efforts to schedule and convene their respective stockholder meetings on the same date. The stockholder meetings of each party may be postponed or adjourned, after consultation with the other party, if it is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered, if either party has not obtained or quorum or if either party has not received sufficient proxies to obtain the required vote of its stockholders as of three business days before its stockholder meeting. If either party postpones or adjourns its stockholder meeting, the other party may postpone or adjourn its stockholder meeting such that both stockholder meetings are scheduled on the same date.

The obligation of Builders FirstSource and BMC to hold their respective stockholder meetings will not be affected by the making of a change of recommendation by the applicable party’s board of directors, nor will any party’s obligation to hold a meeting of stockholders be affected by the public announcement or disclosure of any acquisition proposal.

No Solicitation of Acquisition Proposals

Each of Builders FirstSource and BMC has agreed to use reasonable best efforts to immediately cease any discussions or negotiations with any person that may have been ongoing prior to the date of the merger agreement with respect to any acquisition proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144) and to terminate all physical and electronic data room access previously granted to any person or its representatives with respect to any acquisition proposal.

Each of Builders FirstSource and BMC has agreed that it will not, and will cause each of its controlled affiliates and use reasonable best efforts to cause its representatives not to, directly or indirectly:

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solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information), or take any other action designed to lead to, the submission by any person of an acquisition proposal;

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engage in, continue, knowingly facilitate, knowingly encourage or otherwise participate in any discussions or negotiations related to any acquisition proposal or provide any nonpublic information to any person in connection with, or related to, any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal;

•	enter into any contract (including any letter of intent, agreement, agreement in principle or memorandum of understanding) or similar document or commitment related to an acquisition proposal; or

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release or permit the release of any person from, waive or permit the waiver of any right under, or grant any consent or make any election under any “standstill” or similar contractual provision to which Builders FirstSource or BMC, as applicable, is a party, or fail to enforce any provision of such “standstill” or similar contractual provision against any known violation thereof (except if such party’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of such party’s board of directors under applicable law, in which case such party may waive any such provision solely to the extent necessary to permit the person bound by such provision to make a nonpublic acquisition proposal to such party’s board of directors).

Notwithstanding the restrictions described above, if, prior to the adoption of the merger agreement by the holders of BMC common stock, in the case of BMC, or the approval of the BFS share issuance and the adoption of the BFS charter amendment by the holders of BFS common stock, in the case of Builders FirstSource, BMC or Builders FirstSource receives a bona fide written alternative acquisition proposal made after the date of the merger agreement that does not result from a breach of such party’s non-solicitation obligations under the merger agreement, and if the BMC board of directors or the BFS board of directors, as applicable, determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such acquisition proposal is, or could reasonably be expected to lead to, a superior acquisition proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144), BMC or Builders FirstSource, as applicable, may:

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enter into a confidentiality agreement with the person making such acquisition proposal that contains provisions no less favorable in any material respect to Builders FirstSource or BMC, as applicable, than those contained in the confidentiality agreement entered into by Builders FirstSource and BMC, dated February 20, 2020, including standstill provisions no less favorable in any material respect to BMC or Builders FirstSource, as applicable, than those under such confidentiality agreement;

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provide information (including nonpublic information) in response to a request therefor by such person, subject to the confidentiality agreement described in the immediately preceding bullet point; and

•	engage in discussions or negotiations for such acquisition proposal with such person and its representatives.

Each of Builders FirstSource and BMC, as applicable, must promptly (and in no event later than 24 hours after receipt) advise the other party in writing if it or any of its controlled affiliates or representatives receives any (i) inquiry or request for information, discussion or negotiation that is reasonably expected to lead to or that relates to or contemplates an acquisition proposal or (ii) acquisition proposal or any proposal or offer that is reasonably likely to lead to an acquisition proposal, in each case, which writing will set forth the material terms and conditions of such indication, inquiry, request, acquisition proposal, proposal or offer, the identity of the person or persons making such indication, inquiry, request, acquisition proposal, proposal or offer and a copy thereof. Each of Builders FirstSource and BMC, as applicable, must keep the other party informed (orally and in writing) in all material respects on a timely basis of the status and details of any acquisition proposal, request, inquiry, proposal or offer, including notifying the other party within 24 hours after the occurrence of any material amendment or modification thereof (which notice will set forth the material terms and conditions of such amendment or modification) or after it determines to begin providing information or to engage in discussions or negotiations concerning such acquisition proposal in accordance with the terms of the merger agreement.

For purposes of the merger agreement, an “acquisition proposal” means a bona fide inquiry, proposal or offer from any person (other than Builders FirstSource, BMC or their respective representatives) or “group,” within the meaning of Section 13(d) under the Exchange Act, relating to, or that would reasonably be expected to lead to, in a single transaction or series of related transactions, any:

•	merger, consolidation, share exchange, division or acquisition of assets of Builders FirstSource or BMC or similar transaction pursuant to which such person or group would acquire, directly or indirectly, assets or businesses of such party representing 25% or more of such party’s consolidated assets or to which 25% or more of such party’s revenues or net income on a consolidated basis are attributable;

•	direct or indirect acquisition or issuance of 25% or more of the outstanding shares of BFS common stock or BMC common stock;

•	tender offer or exchange offer that, if completed, would result in any person or group’s beneficially owning 25% or more of the outstanding shares of BFS common stock or BMC common stock;

•	merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Builders FirstSource or BMC, as applicable; or

•	any combination of the foregoing.

No Change of Recommendation

Builders FirstSource and BMC have agreed that, except as otherwise set forth in the merger agreement, neither the BFS board of directors nor the BMC board of directors, including any committee thereof, will:

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change, withhold, withdraw, qualify, amend or modify (or publicly propose to change withhold, withdraw, qualify, amend or modify) the Builders FirstSource recommendation or the BMC recommendation, as applicable, in a manner adverse to Builders FirstSource or BMC, as applicable;

•	fail to include the Builders FirstSource recommendation or the BMC recommendation, as applicable, in this joint proxy statement/prospectus;

•	authorize, adopt, approve, declare advisable or recommend, or publicly propose to authorize, adopt, approve, declare advisable or recommend, any acquisition proposal or related contract;

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fail to reaffirm publicly the Builders FirstSource recommendation or the BMC recommendation, as applicable, within 10 business days of the other party’s written request to do so if an acquisition proposal is announced; or

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fail to reaffirm publicly the Builders FirstSource recommendation or the BMC recommendation, as applicable, or fail to recommend against acceptance of, any tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of BFS common stock or BMC common stock, as applicable, in each case within 10 business days after the commencement of such tender or exchange offer.

Notwithstanding anything in the merger agreement to the contrary, prior to the adoption of the merger agreement by the holders of BMC common stock, in the case of BMC, and prior to the approval of the BFS share issuance and the BFS charter amendment by the holders of BFS common stock, in the case of Builders FirstSource, the BMC board of directors or the BFS board of directors, respectively, may effect a change of recommendation if:

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either (a) such party has received an acquisition proposal after the date of the merger agreement that did not result from a breach of such party’s non-solicitation obligations set forth in the merger agreement, and the BFS board of directors or the BMC board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor, that such acquisition proposal constitutes a superior acquisition proposal or (b) the BFS board of directors or the BMC board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor, that an intervening event (as defined below) has occurred; and

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the BFS board of directors or BMC board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor, that the failure of such party’s board of directors to change its recommendation in response to such superior acquisition proposal or intervening event would be inconsistent with the fiduciary duties of such board of directors under applicable law.

Prior to making any such change in recommendation, the BFS board of directors or BMC board of directors, as applicable, must deliver to the other a written notice five business days in advance stating that the BFS board of directors or the BMC board of directors, as applicable, intends to take such action, which such notice must, (a) in the case of a superior acquisition proposal, identify the person making such acquisition proposal, provide a copy of such acquisition proposal and a copy of the proposed written definitive agreement relating to such acquisition proposal (and any other proposed transaction documents), and set forth in reasonable detail all material terms and conditions of such acquisition proposal that are not set forth in such copies, and (b) in the case of an intervening event, describe the facts and circumstances relating to the intervening event. During a period of five business days after giving such notice and prior to effecting such change of recommendation, Builders FirstSource or BMC, as applicable, must negotiate in good faith with the other (to the extent the other wishes to negotiate) to make such revisions to the terms of the merger agreement that would permit the BFS board of directors or the BMC board of directors, as applicable, not to effect a change of recommendation in response thereto. At the end of such period of five business days, prior to and as a condition to taking action to effect a change of recommendation, the BFS board of directors or BMC board of directors, as applicable, must take into consideration any changes to the terms of the merger agreement proposed in writing by the other party and must determine in good faith after consultation with its outside legal counsel and a nationally recognized financial advisor, that (a) in the case of an acquisition proposal, such acquisition proposal continues to constitute a superior acquisition proposal and (b) the failure to effect a change of recommendation in response to such superior acquisition proposal or intervening event would be inconsistent with the directors’ fiduciary duties under applicable law.

A “superior acquisition proposal” means a bona fide written acquisition proposal (except that the references in the definition thereof to “25%” will be deemed to be references to “50%”) made after the date of the merger agreement that the BMC board of directors or the BFS board of directors, as applicable, has determined in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor, and taking into account all legal, regulatory and financial aspects of the proposal (including its conditionality, the existence of any financing contingency, the availability of any debt or equity funding commitments, expected timing, and the likelihood of consummation of the proposal) the identity of the person or persons making the proposal and any other aspects considered relevant by the BMC board of directors or the BFS board of directors, as applicable:

•	is reasonably likely to be completed on the terms proposed; and

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if completed, would result in a transaction more favorable to the BMC stockholders or BFS stockholders, as applicable, from a financial point of view, than the merger and the other transactions contemplated by the merger agreement.

Any material amendment to any acquisition proposal will be deemed to be a new acquisition proposal for the purposes of the obligations described above except that references to “five business days” will be deemed to be references to “three business days.”

An “intervening event” means any material event, change, effect, development, or occurrence that was not known by the BFS board of directors or BMC board of directors, as applicable, prior to the date of the merger agreement (or if known, the consequences of which were not known or reasonably foreseeable by such board of directors), which event, change, effect, development, or occurrence, or any consequence thereof, becomes known to such board of directors after the date of the merger agreement and prior to the adoption of the merger agreement by the holders of BMC common stock, in the case of BMC, and prior to the approval of the BFS share issuance and the adoption of the BFS charter amendment by the holders of BFS common stock, in the case of Builders FirstSource, except that in no event will (a) the receipt, existence or terms of an acquisition proposal, (b) any action taken to obtain the consent of a governmental authority, (c) any event, change, effect, development or occurrence that does not amount to a material adverse effect, (d) any change in the trading price or trading volume of the applicable party’s common stock, or (e) any party’s meeting, exceeding or failing to meet internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period be taken into account for purposes of determining whether an intervening event has occurred.

Nothing contained in the merger agreement will prevent Builders FirstSource or BMC from complying with its disclosure obligations under United States federal or state law with regard to an acquisition proposal or making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act, except any such disclosure will be deemed a change of recommendation unless such disclosure expressly states that the BFS board of directors or BMC board of directors, as applicable, reaffirm such party’s recommendation and neither party may effect a change of recommendation other than in accordance with the procedures described above.

Cooperation; Efforts to Complete

Each of Builders FirstSource and BMC has agreed to cooperate with each other and use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, to the extent permitted by applicable law, to complete the transactions contemplated by the merger agreement as soon as reasonably practicable and in any event prior to the outside date (as defined in this section under the heading “The Merger Agreement—Termination of the Merger Agreement” beginning on page 154), including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from certain third parties and from governmental authorities (including under the HSR Act) in order to complete the merger and the other transactions contemplated by the merger agreement.

Builders FirstSource and BMC will consult with one another prior to submitting any substantive written materials to any governmental authority regarding the information to be submitted regarding Builders FirstSource or BMC, as applicable, and any of their respective subsidiaries that appear in any filing made with, or written materials submitted to, any third party or any governmental authority in connection with the transactions contemplated by the merger agreement and consider in good faith and incorporate where appropriate all comments reasonably proposed by the other party. Each of Builders FirstSource and BMC will permit authorized representatives of the other party to be present at each in-person or telephonic meeting, conference, or other substantive communication relating to a request, hearing, examination or action and shall consult with the other party in connection with any document, opinion or proposal made or submitted to any governmental authority in connection with such request, hearing, examination or action, except as prohibited by such governmental authority or applicable law.

On the terms and subject to the conditions set forth in the merger agreement, each of Builders FirstSource and BMC agrees, subject to applicable law, to:

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promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any applicable antitrust laws, other than under the HSR Act;

•	promptly provide to each governmental authority with jurisdiction over enforcement of any applicable antitrust law such information as may reasonably be requested by any such governmental entity;

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use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of completing and effectuating the transactions contemplated by the merger agreement; and

•	promptly take all reasonable actions and steps requested or required by any governmental authority as a condition to obtaining the consent or approval of such governmental authority.

Notwithstanding anything to the contrary in the obligations described above, in no event shall either of Builders FirstSource or BMC, or any of their respective affiliates, be required to (i) divest, license, hold separate, or otherwise dispose of, or allow a third party to utilize, any portion of its or their respective businesses, assets or contracts or (ii) take any other action that may be required or requested by any governmental authority in connection with obtaining the consents, authorizations, orders, or approvals contemplated by the merger agreement, if any such action (individually or in the aggregate) would reasonably be expected to have an adverse effect that is material to Builders FirstSource and its subsidiaries (including BMC and its subsidiaries), taken as a whole (after giving effect to the merger and the other transactions contemplated by the merger agreement). Further, in no event will Builders FirstSource or BMC, or any of their respective affiliates, be required to take, or agree to take, any such action, unless such action is conditioned upon the completion of the merger.

Subject to the obligations of each party described above, Builders FirstSource and BMC must cooperate in good faith with each other and use reasonable best efforts to jointly propose, negotiate, offer to commit and effect, by consent decree, hold separate order, or otherwise, any and all such actions or otherwise to offer to take or offer to commit any such action as may be required to resolve any governmental authority’s objections to the transactions contemplated by the merger agreement.

Status and Notifications

Builders FirstSource and BMC will each use reasonable best efforts to give prompt notice to the other party of notices or other communications received by such party from any counterparty to a material contract asserting that the consent of such counterparty is or may be required in connection with the completion of the merger or governmental authority or Nasdaq with respect to the merger and the transactions contemplated by the merger agreement, including the occurrence of an event that would reasonably be expected to prevent or materially delay the completion of the merger or result in the failure of any condition to the party’s obligations to effect the merger or the other transactions contemplated by the merger agreement.

Financing and Indebtedness

BMC has agreed to cause the agent under its existing credit facility to deliver an executed payoff letter at least two business days before the date on which the merger is completed. If requested by Builders FirstSource, BMC has also agreed to, and to cause its subsidiaries to, use reasonable best efforts to and reasonably cooperate with Builders FirstSource to redeem the 5.50% Senior Notes due 2024 issued by BMC East, LLC, a subsidiary of BMC, and to commence any of one or more offers to purchase any or all of the outstanding series of such notes for cash or one or more offers to exchange any or all of such outstanding notes for securities issued by Builders FirstSource or any of its subsidiaries, together with a consent solicitation to obtain from the requisite holders of such notes consent to certain amendments to the applicable indenture. In addition, Builders FirstSource and BMC have agreed to reasonably cooperate during the period from the date of the merger agreement to the effective time in connection with any debt financing activities of Builders FirstSource.

Employee Benefits Matters

For a period of one year immediately following the effective time of the merger (or, if shorter, during an individual’s period of employment), Builders FirstSource will provide, or will cause to be provided, to each employee of BMC or its subsidiaries immediately prior to the effective time who continues to be employed by Builders FirstSource or its subsidiaries, other than those employees covered by a collective bargaining agreement, which are collectively referred to as continuing employees, (i) an annual base salary or wage rate and annual target cash bonus opportunity that, in the aggregate, are no less favorable than those provided to each such continuing employee immediately prior to the effective time of the merger, and (ii) employee benefits (excluding defined benefit pension, retiree medical, and equity or equity-based compensation) that are substantially comparable in the aggregate to either (x) the employee benefits provided to similarly situated employees of Builders FirstSource and its subsidiaries, or (y) the employee benefits provided to such continuing employee by BMC or its applicable subsidiary immediately prior to the effective time, as determined by Builders FirstSource in its sole discretion. However, any continuing employee who undergoes an “involuntary termination” (or other similar term) under any severance plan, program, policy or other arrangement within 12 months following the effective time will be entitled to a minimum of at least two weeks of severance pay (as calculated under the applicable severance plan), regardless of any service requirement or other waiting period otherwise required under the terms of such severance plan. Continuing employees whose employment is covered by a collective bargaining agreement will receive such compensation and benefits as are required to be provided pursuant to the terms of the applicable collective bargaining agreement.

Other than with respect to defined benefit pension plans, equity compensation plans and retiree medical and welfare arrangements, for all purposes (including vesting, eligibility to participate, and level of benefits) under any benefit plans, policies, programs, contracts, agreements or arrangements of Builders FirstSource and its subsidiaries, to the extent such plans provide benefits to any continuing employee or any employee covered by a collective bargaining agreement on or after the effective time, each such employee will be credited with his or her years of service with BMC or its applicable subsidiary before the effective time, to the same extent as such employee was entitled, before the effective time, to credit for such service under any BMC benefit plan in which such employee participated or was eligible to participate immediately prior to the effective time, except that such service credit will not apply to the extent such credit would result in duplication of benefits with respect to the same period of service. In addition, for any benefit plans of Builders FirstSource or its subsidiaries that are welfare benefit plans, programs and arrangements in which continuing employees or employees covered by a collective bargaining agreement may be eligible to participate, Builders FirstSource, the surviving corporation and their respective subsidiaries will (i) waive all limitations as to eligibility waiting periods and preexisting and actively at-work conditions, if any, related to participation and coverage requirements applicable to each continuing employee or each employee covered by a collective bargaining agreement (and each covered dependent, spouse or beneficiary) under any welfare benefit plan, program or arrangement of Builders FirstSource and its subsidiaries to the same extent waived or otherwise satisfied under a comparable BMC benefit plan, and (ii) provide credit to each continuing employee or each employee covered by a collective bargaining agreement (and each covered dependent, spouse or beneficiary) for any copayments, deductibles and out-of-pocket expenses paid by such continuing employee or such employee covered by a collective bargaining agreement (or covered dependent, spouse or beneficiary) under the BMC benefit plans during the relevant plan year, up to and including the effective time.

If requested by Builders FirstSource no later than 10 business days prior to the date of completion of the merger, effective as of the day immediately prior to the date of completion of the merger, BMC will terminate or cause the termination of each U.S. tax-qualified defined contribution plan provided to its current and former employees, and continuing employees and employees covered by a collective bargaining agreement will be permitted to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or notes (representing plan loans) to a U.S. tax-qualified defined contribution plan maintained by Builders FirstSource or one of its subsidiaries.

Indemnification; Directors’ and Officers’ Insurance

From and after the effective time, Builders FirstSource will cause the surviving corporation and its subsidiaries to fulfill and honor in all respects the obligations of BMC and its subsidiaries imposed under (i) each indemnification agreement in effect on the date of the merger agreement between BMC or its subsidiaries and any indemnified person (as defined in this section under the heading “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 150) and (ii) any indemnification provision and any exculpation provision in the organizational documents of BMC or its subsidiaries as in effect on the date of the merger agreement. The organizational documents of the surviving corporation and its subsidiaries shall, to the fullest extent permitted by applicable law, contain provisions related to indemnification and exculpation from liability no less favorable to the indemnified persons than the indemnification and exculpation from liability provisions in the organizational documents of BMC or its applicable subsidiaries on the date of the merger agreement and for six years following the effective time.

For at least six years after the effective time of the merger, Builders FirstSource has also agreed to cause the surviving corporation or its applicable subsidiaries to indemnify and hold harmless, and advance expenses to, any indemnified person against losses in connection with any actual or threatened action arising out of or relating to the merger, the merger agreement or the transactions contemplated by the merger agreement, in each case, to the extent permitted by applicable law.

Further, for at least six years after the effective time of the merger, Builders FirstSource has agreed to cause the surviving corporation or its applicable subsidiaries to maintain in effect, for the benefit of the indemnified persons, the current level and scope of directors’ and officers’ liability insurance coverage in BMC’s current directors’ and officers’ liability insurance policy in effect as of the date of the merger agreement, subject to an annual cap of 350% of the annual premium of BMC’s current policy. In lieu of the obligations in, and notwithstanding anything in, the immediately preceding sentence, BMC, in consultation with Builders FirstSource, may obtain a prepaid “tail” policy prior to the effective time of the merger that provides the indemnified persons with such directors’ and officers’ liability insurance for a period of six years after the effective time of the merger, and Builders FirstSource will cause the surviving corporation or its applicable subsidiaries to maintain such policy in effect, for the benefit of the indemnified persons, subject to an annual cap of 350% of the annual premium of BMC’s current policy.

For purposes of the merger agreement, an “indemnified person” is any person who is or was, at any time prior to the effective time, an officer or director of BMC or one of its subsidiaries, or, while an officer or director of BMC or one of its subsidiaries, is or was serving at the request of such entity as a director, officer, partner, member, trustee, administrator, employee, or agent of another person, including an employee benefit plan.

The indemnification, exculpation and insurance provisions described in this section are intended to be for the benefit of, and from and after the effective time will be enforceable by, each of the indemnified persons, who will be third-party beneficiaries of such provisions.

Litigation

Each of Builders FirstSource and BMC has agreed to promptly notify the other party of any litigation commenced after the date of the merger agreement brought against such party or any of its directors or affiliates, including any such litigation commenced by any stockholders of such party (on their own behalf or on behalf of such party) related to the merger agreement, the merger, the BFS stock issuance or the other transactions contemplated by the merger agreement, and to keep the other party informed on a current basis of the status of such litigation. Each of Builders FirstSource and BMC has agreed to give the other party the opportunity to participate in the defense and settlement of any such litigation, and that no such settlement will be agreed to without the other party’s prior written consent.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Builders FirstSource and BMC in the preparation of this joint proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the merger;

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actions to be taken by Builders FirstSource with respect to the listing on Nasdaq of shares of BFS common stock issued in connection with the merger and actions to be taken by BMC regarding the delisting of shares of BMC common stock from Nasdaq and termination of BMC’s registration under the Exchange Act;

•	actions to be taken by Builders FirstSource and BMC with respect to Section 16(a) of the Exchange Act;

•	information to be provided by BMC to Builders FirstSource regarding BMC’s equity awards;

•	obtaining the resignations of the directors of BMC’s subsidiaries; and

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actions to be taken by Builders FirstSource and BMC with respect to anti-takeover laws to ensure that the merger and the other transactions contemplated by the merger agreement may be completed as promptly as reasonably practicable on the terms contemplated by the merger agreement and to otherwise eliminate or minimize the effects of such anti-takeover laws on the merger and the other transactions contemplated by the merger agreement.

Conditions to the Completion of the Merger

Conditions to the Obligations of Each Party to Complete the Merger

The obligations of each of Builders FirstSource, Merger Sub and BMC to complete the merger are subject to the satisfaction (or waiver in writing by Builders FirstSource and BMC) of various conditions, including the following:

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receipt of (i) the approval of the BFS share issuance and the adoption of the BFS charter amendment by the holders of BFS common stock and (ii) the adoption of the merger agreement by the holders of BMC common stock;

•	approval for listing on Nasdaq, subject to official notice of issuance, of the shares of BFS common stock to be issued in the BFS share issuance;

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the absence of any law or order (whether preliminary, temporary or permanent) enacted or promulgated and remaining in effect that enjoins, prevents, makes illegal or prohibits the completion of the merger or the BFS stock issuance;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC;

•	expiration or termination of the waiting period under the HSR Act applicable to the transactions contemplated by the merger agreement; and

•	the effectiveness of the BFS charter amendment.

Conditions to the Obligations of Builders FirstSource to Complete the Merger

In addition, the obligations of Builders FirstSource and Merger Sub to complete the merger are subject to the satisfaction (or waiver to the extent legally permissible) of the following conditions prior to the completion of the merger:

•	the accuracy of BMC’s representations and warranties as follows:

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certain of the representations and warranties of BMC regarding organization, good standing and qualification; organizational documents; capital structure; and brokers and finders must have been true and correct in all material respects as of the date of the merger agreement and as of the completion of the merger as if made on the completion (except to the extent that any such representation and warranty expressly speaks as of the date of the merger agreement or any other specific date, in which case such representation and warranty must be so true and correct in all material respects as of such date);

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the representations and warranties of BMC regarding the absence of any event, change, effect, development, condition, circumstance or occurrence that would reasonably be expected to result in, individually or in the aggregate, a material adverse effect on such party shall be true and correct in all respects as of the date of the merger agreement and as of the completion of the merger as if made on the completion (except to the extent any such representation or warranty expressly speaks as of the date of the merger agreement or any other specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date); and

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each other representation and warranty of BMC set forth in the merger agreement shall be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) as of the date of the merger agreement and as of the completion of the merger as if made on the completion (except to the extent any such representation or warranty expressly speaks as of the date of the merger agreement or any other specific date, in which case such representation or warranty shall have been true and correct as of such date), except for any failure of such representations and warranties to be so true and correct as would not reasonably be expected to result in, individually or in the aggregate, a material adverse effect with respect to BMC;

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the performance, in all material respects, of all of BMC’s obligations under the merger agreement required to be performed at or prior to the completion of the merger and the compliance, in all material respects, by BMC with all of the covenants and conditions required to be complied with by BMC at or prior to the completion of the merger;

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since the date of the merger agreement there must not have occurred and be continuing any material adverse effect or any event, change, effect, development or occurrence that would reasonably be expected to result in, individually or in the aggregate, a material adverse effect with respect to BMC;

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Builders FirstSource must have received a certificate executed by an executive officer of BMC certifying as to the satisfaction of the conditions in the three preceding bullets regarding representations and warranties, the performance of covenants and the absence of any material adverse effect with respect to BMC; and

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Builders FirstSource must have received a written legal opinion to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Conditions to the Obligations of BMC to Complete the Merger

In addition, the obligation of BMC to complete the merger is subject to the satisfaction (or waiver to the extent legally permissible) of the following conditions prior to the completion of the merger:

•	the accuracy of Builders FirstSource’s and Merger Sub’s representations and warranties as follows:

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certain of the representations and warranties regarding organization, good standing and qualification; organizational documents; capital structure; and brokers and finders must have been true and correct in all material respects as of the date of the merger agreement and as of the completion of the merger as if made on the completion (except to the extent that any such representation and warranty expressly speaks as of the date of the merger agreement or any other specific date, in which case such representation and warranty must be so true and correct in all material respects as of such date);

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the representations and warranties regarding the absence of any event, change, effect, development, condition, circumstance or occurrence that would reasonably be expected to result in, individually or in the aggregate, a material adverse effect on such party shall be true and correct in all respects as of the date of the merger agreement and as of the completion of the merger as if made on the completion (except to the extent any such representation or warranty expressly speaks as of the date of the merger agreement or any other specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date); and

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each of the other representations and warranties set forth in the merger agreement shall be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) as of the date of the merger agreement and as of the completion of the merger as if made on the completion (except to the extent any such representation or warranty expressly speaks as of the date of the merger agreement or any other specific date, in which case such representation or warranty shall have been true and correct as of such date), except for any failure of such representations and warranties to be so true and correct as would not reasonably be expected to result in, individually or in the aggregate, a material adverse effect with respect to Builders FirstSource;

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the performance, in all material respects, of all of their obligations under the merger agreement required to be performed at or prior to the completion of the merger and the compliance, in all material respects, by Builders FirstSource and Merger Sub with all of the covenants and conditions required to be complied with by them at or prior to the completion of the merger;

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since the date of the merger agreement there must not have occurred and be continuing any material adverse effect or any event, change, effect, development or occurrence that would reasonably be expected to result in, individually or in the aggregate, a material adverse effect with respect to Builders FirstSource;

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BMC must have received a certificate executed by an executive officer of Builders FirstSource certifying as to the satisfaction of the conditions in the three preceding bullets regarding representations and warranties, the performance of covenants and the absence of any material adverse effect with respect to Builders FirstSource; and

•	BMC must have received a written legal opinion to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

Termination by Mutual Consent

The merger agreement may be terminated at any time prior to the effective time by mutual written consent of Builders FirstSource and BMC.

Termination by either Builders FirstSource or BMC

Either Builders FirstSource or BMC may terminate the merger agreement at any time prior to the effective time if:

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the completion of the merger has not occurred prior to 5:00 p.m., Eastern Time, on the outside date of May 26, 2021, except that, if, at 5:00 p.m., Eastern Time, on the outside date, all of the conditions to the completion of the merger described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152 have been satisfied or duly waived by all parties entitled to the benefit thereof (except for (i) conditions regarding (a) the existence of a legal restraint that relates to antitrust laws, or (b) expiration or termination of the waiting period under the HSR Act, and (ii) any other condition that by its nature is to be satisfied at the completion of the merger), the outside date will automatically be extended to August 26, 2021, except that a party may not terminate the merger agreement as described in this bullet point if the failure of the completion of the merger to have occurred prior to 5:00 p.m., Eastern Time, on the outside date (as it may be extended pursuant to the merger agreement) was primarily caused by, or resulted from, such party’s breach of, or such party’s (or, in the case of Builders FirstSource, Merger Sub’s) failure to perform or comply with, any of its covenants or agreements under the merger agreement;

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a legal restraint is in effect that has become final and non-appealable, except that a party may not terminate the merger agreement as described in this bullet point if the existence of such legal restraint was primarily caused by, or resulted from, such party’s (or, in the case of Builders FirstSource, Merger Sub’s) breach of, or failure to perform or comply with, any of its covenants or agreements under the merger agreement;

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the approval of the BFS share issuance and the adoption of the BFS charter amendment are not obtained at the special meeting of holders of BFS common stock (or any adjournment or postponement thereof) at which a vote on the BFS share issuance was taken;

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adoption of the merger agreement is not obtained at the special meeting of holders of BMC common stock (or any adjournment or postponement thereof) at which a vote on the adoption of the merger agreement was taken; or

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if the other party (in the case of Builders FirstSource, including Merger Sub) breaches, or fails to perform or comply with, any of its covenants or agreements under the merger agreement, or any of such other party’s representations or warranties under the merger agreement fails to be accurate, which failure (i) would give rise to the failure of a condition to the completion of the merger described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152 regarding the accuracy of such other party’s representations and warranties or such other party’s compliance with its covenants and agreements and (ii) is not reasonably capable of being cured by such other party by the outside date (as it may be extended pursuant to the merger agreement) or, if reasonably capable of being cured by such other party by the outside date (as it may be extended pursuant to the merger agreement), is not cured by such other party within thirty days after the terminating party delivers written notice of such failure to such other party, except that the terminating party will not have the right to terminate the merger agreement as described in this bullet point if the terminating party breaches, or fails to perform or comply with, any of its covenants or agreements under the merger agreement, or any of its representations or warranties under the merger agreement fails to be accurate, which failure would give rise to the failure of a condition to the completion of the merger described in this section under the heading “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152 regarding the accuracy of the terminating party’s representations and warranties or the terminating party’s compliance with its covenants and agreements.

Termination by Builders FirstSource

Builders FirstSource may terminate the merger agreement at any time prior to the adoption of the merger agreement by the holders of BMC common stock, if:

•	the BMC board of directors (or committee thereof) has made a change of recommendation; or

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BMC has breached any of its non-solicitation obligations described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 in any material respect.

Termination by BMC

BMC may terminate the merger agreement at any time prior to the approval of the BFS share issuance and the adoption of the BFS charter amendment by the holders of BFS common stock, if:

•	the BFS board of directors (or committee thereof) has made a change of recommendation; or

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BFS has breached any of its non-solicitation obligations described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 in any material respect.

Termination Fees

If the merger agreement is terminated under circumstances in which Builders FirstSource or BMC must pay the other party a termination fee, such other party’s sole and exclusive remedy for any claims arising out of the merger agreement will be to receive payment of such termination fee, together with any costs and expenses incurred by such party in enforcing payment of such termination fee, except that the party that received such amounts may seek to recover money damages in excess of such amounts in the case of fraud. In no event will either party be required to pay a termination fee more than once.

Termination Fee Payable to Builders FirstSource

BMC will be required to pay to Builders FirstSource a termination fee of $66 million if the merger agreement is terminated:

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by Builders FirstSource, if, prior to the adoption of the merger agreement by the holders of BMC common stock, (i) the BMC board of directors (or a committee thereof) has made a change of recommendation or (ii) BMC has breached any of its non-solicitation obligations set forth in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 in any material respect; or

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by either Builders FirstSource or BMC, if (i) the adoption of the merger agreement is not obtained at the special meeting of holders of BMC common stock (or any adjournment or postponement thereof) or (ii) the merger agreement has been adopted by the holders of BMC common stock, but the completion of the merger agreement has not occurred prior to the outside date (as it may be extended pursuant to the merger agreement) and, in either case:

•	after the execution of the merger agreement and prior to BMC’s special meeting of stockholders, an acquisition proposal shall have been publicly disclosed and not withdrawn; and

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within 12 months after such termination, any acquisition proposal is completed or BMC enters into a definitive agreement with respect to any acquisition proposal that is subsequently completed (with the references to “25%” in the definition of acquisition proposal described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 being changed to “50%”).

Termination Fee Payable to BMC

Builders FirstSource will be required to pay to BMC a termination fee of $100 million if the merger agreement is terminated:

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by BMC, if, prior to the approval of the BFS share issuance and adoption of the BFS charter amendment by the holders of BFS common stock, (i) the BFS board of directors (or a committee thereof) has made a change of recommendation or (ii) Builders FirstSource has breached any of its non-solicitation obligations described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 in any material respect; or

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by either Builders FirstSource or BMC, if (i) the approval of the BFS share issuance and adoption of the BFS charter amendment are not obtained at the special meeting of holders of BFS common stock (or any adjournment or postponement thereof) or (ii) the BFS share issuance and BFS charter amendment been approved and adopted, respectively, by the holders of BFS common stock, but the completion of the merger agreement has not occurred prior to the outside date (as it may be extended pursuant to the merger agreement) and, in either case:

•	after the execution of the merger agreement and prior to Builders FirstSource’s special meeting of stockholders, an acquisition proposal shall have been publicly disclosed and not withdrawn; and

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within 12 months after such termination, any acquisition proposal is completed or Builders FirstSource enters into a definitive agreement with respect to any acquisition proposal that is subsequently completed (with the references to “25%” in the definition of acquisition proposal described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144 being changed to “50%”).

Representations and Warranties

The merger agreement contains a number of representations and warranties made by BMC to Builders FirstSource and Merger Sub and by Builders FirstSource and Merger Sub to BMC. Certain of the representations and warranties in the merger agreement are subject in some cases to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect (as defined in this section under the heading “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 144) on the party making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge. Furthermore, each of the representations and warranties is subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedule delivered to Builders FirstSource and Merger Sub by BMC, in the case of representations and warranties made by BMC, or the confidential disclosure schedule delivered to BMC by Builders FirstSource and Merger Sub, in the case of representations and warranties made by Builders FirstSource and Merger Sub (with each schedule referred to as that party’s confidential disclosure schedule), as well as the reports of Builders FirstSource or BMC, as applicable, filed with or furnished to the SEC during the period from January 1, 2019 through the business day prior to the date of the merger agreement (excluding any disclosures set forth or referenced in any risk factor section, any qualitative and quantitative disclosure about market risk section or in any other section to the extent they are forward-looking statements or predictive or forward looking in nature).

In the merger agreement, BMC has made representations and warranties to Builders FirstSource and Merger Sub, and each of Builders FirstSource and Merger Sub has made representations and warranties to BMC, regarding:

•	organization, valid existence, good standing and qualification to do business, and corporate power and authority;

•	capitalization, including the number of shares of common stock, stock options and other equity awards outstanding, and ownership of subsidiaries;

•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement;

•	inapplicability to the merger of state takeover statutes and anti-takeover provisions in such party’s organizational documents;

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the absence of violations of, or conflicts with, such party’s or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement and the completion of the merger and the other transactions contemplated by the merger agreement;

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the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the completion of the merger and the other transactions contemplated by the merger agreement;

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the proper filing of reports with the SEC since December 31, 2017, the accuracy of the information contained in those reports, compliance with the requirements of certain laws and the design of its internal disclosure controls and procedures;

•	the compliance with GAAP and SEC accounting rules and regulations with respect to financial statements included in or incorporated by reference in its SEC filings;

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the accuracy and completeness of information supplied or to be supplied by the party for inclusion in the registration statement on form S-4 to register with the SEC the shares of BFS common stock to be issued in connection with the merger or in this joint proxy statement/prospectus;

•	absence of certain undisclosed liabilities;

•	conduct of businesses in the ordinary course and the absence of a material adverse effect since June 30, 2020 through the date of the merger agreement;

•	absence of certain litigation and governmental orders;

•	compliance with certain laws and regulations and such party’s licenses;

•	employee benefits matters, including matters related to employee benefit plans, and labor matters;

•	environmental matters;

•	title to assets and interests in real property;

•	tax matters;

•	certain material contracts;

•	intellectual property; and

•	insurance matters.

In the merger agreement, Builders FirstSource and Merger Sub have also made certain representations and warranties to BMC regarding:

•	The unanimous adoption by the BFS board of directors of resolutions:

•	approving and declaring advisable the merger agreement and the completion of the merger, the BFS share issuance and the other transactions contemplated by the merger agreement;

•	directing the BFS share issuance and the BFS charter amendment to a vote of Builders FirstSource stockholders for approval and adoption, respectively; and

•

recommending that Builders FirstSource stockholders vote in favor of the approval of the BFS share issuance and in favor of the adoption of the BFS charter amendment, which is referred to as the Builders FirstSource recommendation;

•	The unanimous adoption by the Merger Sub board of directors of resolutions:

•	approving and declaring advisable the merger agreement and the completion of the merger and the other transactions contemplated by the merger agreement;

•

determining that the terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement are in the best interests of Merger Sub and Builders FirstSource, as its sole stockholder;

•	directing the merger agreement to be submitted to Builders FirstSource for its adoption as the sole stockholder of Merger Sub;

•	the BFS board of directors’ receipt of an opinion from Rothschild & Co that the exchange ratio is fair, from a financial point of view, to Builders FirstSource; and

•	fees payable to brokers and financial advisors in connection with the merger.

In the merger agreement, BMC has also made certain representations and warranties to Builders FirstSource and Merger Sub regarding:

•	The unanimous adoption of the BMC board of directors of resolutions:

•	approving and declaring advisable the merger agreement and the completion of the merger and the other transactions contemplated by the merger agreement;

•	determining that the terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, BMC and its stockholders;

•	directing the merger agreement to a vote of BMC stockholders for adoption; and

•	resolving to recommend adoption of the merger agreement by BMC stockholders, which is referred to as the BMC recommendation;

•

the BMC board of directors’ receipt of an opinion from Moelis that the exchange ratio is fair, from a financial point of view, to BMC stockholders (other than Builders FirstSource and its affiliates); and

•	fees payable to brokers and financial advisors in connection with the merger.

The representations and warranties of each of the parties to the merger agreement do not survive the effective time of the merger.

Material Adverse Effect

For purposes of the merger agreement, material adverse effect, when used in reference to Builders FirstSource or BMC, means any event, change, effect, development or occurrence that has a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the referenced party and its subsidiaries, taken as a whole, except that, for purposes of the definition of material adverse effect, none of the following, and no event, change, effect, development or occurrence arising out of any of the following will be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•	any changes in general U.S. or global economic conditions;

•	any changes in the general conditions of the industry or industries in which such party or any of its subsidiaries operate;

•

any changes in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction;

•	any change in applicable law or GAAP (or authoritative interpretations or enforcement thereof) after the date of the merger agreement;

•

any change in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism;

•

any hurricane, earthquake, flood or other natural disaster, or any pandemic or epidemic (including, without limitation, COVID-19) or any national declaration of emergency by the United States Government;

•

the public announcement, pendency or anticipated consummation of the transactions contemplated by the merger agreement, or such party’s performance of its obligations under the merger agreement pursuant to the express requirements of the merger agreement, including the impact thereof on relationships with customers, suppliers, lessors, vendors, investors, lenders, partners, contractors or employees of such party and its subsidiaries, and such party’s performance of the merger agreement and the transactions contemplated by the merger agreement, including compliance with the covenants and agreements under the merger agreement;

•

any litigation or legal proceedings related to the merger agreement, the merger or the other transactions contemplated by the merger agreement brought against such party or its directors by holders of the equity securities of such party; or

•

any decline, in and of itself, in the trading price or trading volume of such party’s common stock, any failure by such party to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period or any reduction in the credit rating of such party or any of its subsidiaries, except that any event, change, effect, development or occurrence giving rise to or contributing to such decline, failure or reduction that is not otherwise excluded from the definition of material adverse effect may be a material adverse effect and may be taken into account in determining whether a material adverse effect has occurred or whether a material adverse effect would reasonably be expected to occur.

Notwithstanding the exceptions listed above, with respect to the first, second, third and fourth exceptions listed, such effect may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur, in each case, to the extent it disproportionately adversely affects such party and its subsidiaries, taken as a whole, compared to other companies operating in the industries in which such party and its subsidiaries operate.

Amendment

The merger agreement may be amended, modified and supplemented in any and all respects, whether before or after adoption of the merger agreement by BMC stockholders, in the case of BMC, or the approval of the BFS share issuance and adoption of the BFS charter amendment, in the case of Builders FirstSource, only by the written agreement of the parties, except that the merger agreement may not be amended, modified or supplemented after the adoption of the merger agreement by BMC stockholders, in the case of BMC, or the approval of the BFS share issuance and adoption of the BFS charter amendment, in the case of Builders FirstSource, unless, to the extent required by applicable law or the rules and regulations of Nasdaq, approved by BFS stockholders or BMC stockholders, as applicable.

Waiver

At any time prior to the effective time of the merger, each party to the merger agreement may:

•	extend the time for the performance of any obligation or other act of the other parties;

•	waive any inaccuracies in the representations and warranties hereunder of the other parties; or

•

subject to the provisos in the amendment provisions described in the section entitled “The Merger Agreement—Amendment” beginning on page 160, waive compliance with any covenant or agreement hereunder of the other parties or any of its conditions to the completion of the merger described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 152.

Third-Party Beneficiaries

The merger agreement is not intended to confer upon any person other than the parties thereto any rights, benefits, remedies or liabilities, except for:

•

the rights of the holders of shares of BMC common stock to receive, following the effective time of the merger, the merger consideration, any cash in lieu of fractional shares and any dividends or other distributions payable pursuant to the merger agreement;

•

the rights of holders of BMC stock options (other than employees and service providers of BMC), holders of BMC RSUs, and holders of BMC PSUs to receive consideration in accordance with the terms and conditions of the merger agreement; and

•

the rights relating to indemnification and exculpation from liability for certain indemnified persons, as set forth in the merger agreement and further described in the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 150.

Specific Performance

Each party to the merger agreement is entitled to injunctions to prevent breaches or threatened breaches of the merger agreement by another party and to enforce specifically the performance of the terms and provisions of the merger agreement in addition to any other remedy to which such party is entitled at law or in equity. Each party further agrees, however, that in no event will a party be able to obtain both specific performance and payment of any termination fee described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 156, nor will either party be able to seek specific performance after receipt of the termination fee.

Applicable Law

The merger agreement is governed by laws of the State of Delaware.

Expenses

All fees and expenses incurred by the parties to the merger agreement will be borne solely by the party that has incurred such fees and expenses, except that each of Builders FirstSource and BMC will be responsible for half of the filing fees payable under the HSR Act and half of the filing or registration fees payable in connection with the filing of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, with the SEC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statement of operations for the nine month period ended September 30, 2020 and the year ended December 31, 2019 and the unaudited pro forma condensed combined balance sheet as of September 30, 2020 and the notes thereto of Builders FirstSource have been derived by the application of pro forma adjustments based upon the historical financial statements of Builders FirstSource and BMC, after giving effect to the merger and related adjustments described in the following notes, and are intended to reflect the impact of the merger on Builders FirstSource on a pro forma basis.

At the completion of the merger, each share of BMC common stock issued and outstanding immediately prior to the effective time of the merger (other than canceled shares) will be converted into the right to receive 1.3125 fully paid shares of BFS common stock, and, if applicable, cash in lieu of fractional shares, less any applicable withholding taxes. Immediately following completion of the merger, holders of shares of BFS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 57% of the issued and outstanding shares of BFS common stock, and holders of shares of BMC common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 43% of the issued and outstanding shares of BFS common stock on a fully diluted basis and based on the number of shares of BFS common stock and BMC common stock outstanding as of November 13, 2020.

The unaudited pro forma condensed combined financial information is provided for informational and illustrative purposes and is not intended to represent or be indicative of the consolidated results of operations or financial position of Builders FirstSource that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Builders FirstSource. Changes in assumptions described below with respect to the issuance of BFS common stock in connection with the merger would result in changes to various components of the unaudited pro forma condensed combined balance sheet, including stockholders’ equity, and various components of the unaudited pro forma condensed combined statement of operations, including earnings per share. Depending upon the nature of the changes, the impact on the unaudited pro forma condensed combined financial information could be material.

The unaudited pro forma condensed combined financial information has been prepared to reflect adjustments to Builders FirstSource’s historical consolidated financial information that are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Builders FirstSource and BMC following completion of the merger. The differences between the actual valuations and the current estimated valuations used in preparing the unaudited pro forma condensed combined financial information may be material and will be reflected in Builders FirstSource’s future balance sheets and may affect amounts, including depreciation and amortization expense, which Builders FirstSource will recognize in its statement of operations following the merger. The unaudited pro forma condensed combined financial information does not reflect any cost savings or other operating efficiencies or synergies that Builders FirstSource may achieve as a result of the merger nor does it reflect any costs to integrate the businesses of Builders FirstSource and BMC. Synergies and integration costs have been excluded from consideration because they do not meet the criteria for unaudited pro forma adjustments.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The merger will be accounted for using the acquisition method of accounting for business combinations under the guidance in Accounting Standards Codification, which is referred to as ASC, Topic 805, Business Combinations, with Builders FirstSource treated as the legal and accounting acquirer. The treatment of Builders FirstSource as the acquirer is based primarily upon the following facts: (i) seven of the 12 members of the board of directors of the combined entity will be determined by Builders FirstSource, (ii) the current chairman of BFS board of directors will remain the chairman of the combined entity’s board of directors, (iii) the current chief executive officer of Builders FirstSource will remain in place for 90 days post-merger prior to retiring, which will include the critical integration phase of combining the two entities, and the current chief financial officer of Builders FirstSource will remain in place post-merger, (iv) Builders FirstSource is issuing its equity interests as consideration for the merger and its stockholders will remain the majority stockholders post-merger and (v) Builders FirstSource’s relative size by all key metrics is significantly larger than BMC’s. Under the acquisition method of accounting, the purchase price is allocated to BMC’s identifiable tangible and intangible assets and assumed liabilities, based on their respective fair market values. As of the date of this joint proxy statement/prospectus, Builders FirstSource has not completed the detailed valuation work necessary to finalize the required estimated fair values and estimated useful lives of BMC’s assets and liabilities and the related allocation of purchase price. The final purchase price allocation for the merger will be performed as of the date of the consummation of the merger and will depend on final asset and liability valuations, which may depend in part on prevailing market rates and conditions. These final valuations will be based on the actual net tangible and intangible assets that exist as of the completion of the merger. Any final adjustments may change the allocation of the purchase price, which could affect the fair value assigned to the assets acquired and liabilities assumed, and could result in a change to the unaudited pro forma condensed combined financial information, including goodwill. The result of the final purchase price allocation could be materially different from the preliminary allocation set forth herein.

Builders FirstSource has completed a preliminary review of BMC’s accounting policies for purposes of the unaudited pro forma condensed combined financial information and did not identify any significant differences in accounting policies between the two companies. Following the merger, Builders FirstSource will conduct a more detailed review of BMC’s accounting policies to determine if any differences in accounting policies require reclassification or adjustment of results of operations or of any assets or liabilities. As a result of that review, Builders FirstSource may identify differences among the accounting policies of the companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet reflects the merger as if it had been completed on September 30, 2020 and includes pro forma adjustments for preliminary valuations of certain tangible and intangible assets and assumed liabilities by management in accordance with the merger agreement. The unaudited pro forma condensed combined statement of operations for the nine month period ended September 30, 2020 combines Builders FirstSource’s unaudited historical interim results for the nine month period ended September 30, 2020 with BMC’s unaudited historical interim results for the same period. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 combines Builders FirstSource’s historical results for the year ended December 31, 2019 with BMC’s historical results for the same period. The unaudited pro forma condensed combined statements of operations give effect to the merger as if it had been completed on January 1, 2019.

The historical financial information included in the unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes, as well as the following historical consolidated financial statements and related notes of Builders FirstSource and BMC that are incorporated by reference into this joint proxy statement/prospectus:

•

the audited consolidated financial statements of Builders FirstSource, and the notes thereto, as of, and for the year ended, December 31, 2019, included in Builders FirstSource’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020;

•

the unaudited condensed consolidated financial statements of Builders FirstSource, and the notes thereto, as of, and for the nine months ended, September 30, 2020, included in Builders FirstSource’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2020 filed with the SEC on October 30, 2020;

•

the audited consolidated financial statements of BMC, and the notes thereto as of, and for the year ended, December 31, 2019, included in BMC’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020; and

•

the unaudited condensed consolidated financial statements of BMC, and the notes thereto, as of, and for the nine months ended, September 30, 2020 included in BMC’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2020 filed with the SEC on November 3, 2020.

For more information about Builders FirstSource’s and BMC’s SEC filings, please see the section entitled “Where You Can Find More Information” beginning on page 213.

Builders FirstSource, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2020

	Historical		Presentation reclassification	Pro Forma Adjustments	Notes Ref	Pro Forma Combined
(In thousands, except per share amounts)	BFS	BMC
Net sales	$6,028,114	$2,991,118	$—	$—		$9,019,232
Cost of sales	4,474,718	2,228,086	—	2,070	6(a)	6,704,874

Gross margin	1,553,396	763,032	—	(2,070)		2,314,358
Selling, general and administrative expenses	1,223,436	557,010	44,308	71,385	4(k),4(l), 4(n),4(o), 6(a)6(e)	1,896,139
Depreciation expense	—	34,990	(34,990)	—	4(k)	—
Amortization expense	—	15,045	(15,045)	—	4(l)	—
Impairment of assets	—	2,255	(2,255)	—	4(n)	—

Income from operations	329,960	153,732	7,982	(73,455)		418,219
Interest expense, net	(106,786)	(17,880)	1,146	2,454	4(p),6(b)	(121,066)
Other income, net	—	9,128	(9,128)	—	4(o),4(p)	—

Income before income taxes	223,174	144,980	—	(71,001)		297,153
Income tax expense	49,551	34,434	—	(17,750)	6(c)	66,235

Net income	$173,623	$110,546	$—	$(53,251)		$230,918

Comprehensive income	$173,623	$110,546	$—	$(53,251)		$230,918

Net income per share:
Basic	$1.49	$1.65				$1.12

Diluted	$1.48	$1.63				$1.11

Weighted average common shares outstanding:
Basic	116,542	67,001	—	22,945	6(d)	206,488

Diluted	117,690	67,725	—	22,317	6(d)	207,732

Builders FirstSource, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2019

	Historical		Presentation reclassification	Pro Forma Adjustments	Notes Ref	Pro Forma Combined
(In thousands, except per share amounts)	BFS	BMC
Net sales	$7,280,431	$3,626,593	$—	$—		$10,907,024
Cost of sales	5,303,602	2,675,289	—	4,590	6(a)	7,983,481

Gross margin	1,976,829	951,304	—	(4,590)		2,923,543
Selling, general and administrative expenses	1,584,523	727,601	58,051	168,886	4(k),4(l), 4(m),4(n), 4(o),6(a)	2,539,061
Depreciation expense	—	41,208	(41,208)	—	4(k)	—
Amortization expense	—	18,045	(18,045)	—	4(l)	—
Merger and integration costs	—	6,485	(6,485)	—	4(m)	—
Impairment of assets	—	1,903	(1,903)	—	4(n)	—

Income from operations	392,306	156,062	9,590	(173,476)		384,482
Interest expense, net	(109,551)	(23,156)	3,988	3,551	4(p),6(b)	(125,168)
Other income, net	—	13,578	(13,578)	—	4(o),4(p)	—

Income before income taxes	282,755	146,484	—	(169,925)		259,314
Income tax expense	60,946	36,639	—	(42,481)	6(c)	55,104

Net income	$221,809	$109,845	$—	$(127,444)		$204,210

Comprehensive income	$221,809	$109,845	$—	$(127,444)		$204,210

Net income per share:
Basic	$1.92	$1.65				$0.99

Diluted	$1.90	$1.63				$0.99

Weighted average common shares outstanding:
Basic	115,713	66,701	—	23,245	6(d)	205,659

Diluted	117,025	67,332	—	22,674	6(d)	207,031

Builders FirstSource, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2020

	Historical		Presentation reclassification	Pro Forma Adjustments	Notes Ref	Pro Forma Combined
(In thousands, except per share amounts)	BFS	BMC
ASSETS
Current assets:
Cash and cash equivalents	$340,927	$286,221	$9,357	$—	4(a)	$636,505
Accounts receivable, less allowances	860,842	393,735	6,548	—	4(a),4(c)	1,261,125
Other receivables	64,626	—	68,932	—	4(b),4(d)	133,558
Inventories, net	751,149	413,031	—	—		1,164,180
Contract assets	—	36,422	(36,422)	—	4(b)	—
Other current assets	44,198	76,239	(48,415)	—	4(c),4(d)	72,022

Total current assets	2,061,742	1,205,648	—	—		3,267,390
Property, plant and equipment, net	750,841	366,444	—	153,869	7(a)	1,271,154
Operating lease right-of-use assets, net	278,075	131,868	—	27,613	7(a)	437,556
Goodwill	777,283	295,390	—	1,275,602	7(a)	2,348,275
Intangible assets, net	121,145	170,585	—	736,915	7(a)	1,028,645
Deferred income taxes	5,977	—	—	—		5,977
Other assets, net	19,871	7,599	—	—		27,470

Total assets	$4,014,934	$2,177,534	$—	$2,193,999		$8,386,467

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	651,332	300,075	—	—		951,407
Accrued liabilities	342,059	116,285	81,693	20,000	4(e),4(f), 4(g),4(h), 7(b)	560,037
Contract liabilities	—	44,980	(44,980)	—	4(e)	—
Income taxes payable	—	10,395	(10,395)	—	4(f)	—
Interest payable	—	9,572	(9,572)	—	4(g)	—
Current portion of insurance reserves	—	16,746	(16,746)	—	4(h)	—
Current portion of operating lease liabilities	61,953	27,635	—	3,384	7(a)	92,972
Current maturities of long-term debt	29,527	3,210	—	—		32,737

Total current liabilities	1,084,871	528,898	—	23,384		1,637,153
Insurance reserves	—	43,287	(43,287)	—	4(i)	—
Noncurrent portion of operating lease liabilities	222,132	113,572	—	14,890	7(a)	350,594
Long-term debt, net of current maturities, debt discount, premium and issuance costs	1,574,146	346,659	4,689	10,581	4(j),7(a)	1,936,075
Long-term portion of finance lease obligations	—	4,689	(4,689)	—	4(j)	—
Deferred income taxes	37,360	22,613	—	220,051	7(a)	280,024
Other long-term liabilities	88,560	15,309	43,287	—	4(i)	147,156

Total liabilities	3,007,069	1,075,027	—	268,906		4,351,002
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value	—	—	—	—		—
Common stock, $0.01 par value	1,168	690	—	209	7(c),7(d)	2,067
Additional paid-in capital	584,237	702,045	—	2,344,656	7(c),7(d)	3,630,938
Retained earnings	422,460	430,736	—	(450,736)	7(b),7(e)	402,460
Treasury stock, at cost	—	(30,964)	—	30,964	7(c)	—

Total stockholders’ equity	1,007,865	1,102,507	—	1,925,093		4,035,465

Total liabilities and stockholders’ equity	$4,014,934	$2,177,534	$—	$2,193,999		$8,386,467

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Description of Transaction

On August 26, 2020, Builders FirstSource and its wholly owned subsidiary, Merger Sub, entered into the merger agreement, pursuant to which Merger Sub will merge with and into BMC with BMC surviving the merger as a wholly owned subsidiary of Builders FirstSource, which transaction is referred to as the merger. The merger is expected to be tax-free for U.S. federal income tax purposes.

At the completion of the merger, each share of BMC common stock that is issued and outstanding immediately prior to the completion of the merger (other than excluded shares) will be converted into the right to receive 1.3125 fully paid and nonassessable shares of BFS common stock, together with cash in lieu of fractional shares and any unpaid dividends and distributions, less any applicable withholding taxes. We estimate that, immediately following completion of the merger, holders of shares of BFS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 57% of the issued and outstanding shares of BFS common stock, and holders of shares of BMC common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 43% of the issued and outstanding shares of BFS common stock on a fully diluted basis and based on the number of shares of BFS common stock and BMC common stock outstanding as of November 13, 2020.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information included herein has been prepared in accordance with Article 11 of SEC Regulation S-X. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

The merger will be accounted for using the acquisition method of accounting for business combinations under the guidance in ASC Topic 805, Business Combinations, with Builders FirstSource considered the accounting acquirer of BMC. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess purchase price allocated to goodwill. To prepare the unaudited pro forma condensed combined financial information, Builders FirstSource adjusted BMC’s assets and liabilities to their estimated fair values based on preliminary valuation work. As of the date of this joint proxy statement/prospectus, Builders FirstSource has not completed the detailed valuation work necessary to finalize the required estimated fair values and estimated useful lives of BMC’s assets to be acquired and liabilities to be assumed and the related allocation of purchase price, nor has Builders FirstSource identified all adjustments necessary to conform BMC’s accounting policies to Builders FirstSource’s accounting policies. A final determination of the fair value of BMC’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of BMC that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the merger consideration to be paid in shares of BFS common stock will be determined based on the trading price of BFS common stock at the time of the merger. Consequently, the purchase price allocation included in the unaudited pro forma condensed combined financial information is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed.

The final allocation of the purchase price will be determined after completion of the merger and determination of the fair value of BMC’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any differences between the actual valuations and the current estimated valuations used in preparing the unaudited pro forma condensed combined financial information will be reflected in Builders FirstSource’s future balance sheets and may affect amounts, including depreciation and amortization expense, which Builders FirstSource will recognize in its statement of operations following the merger.

The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Builders FirstSource. Certain financial information of BMC as presented in its historical consolidated financial statements has been preliminarily reclassified to conform to the historical presentation in Builders FirstSource’s consolidated financial statements for the purposes of preparing the unaudited pro forma condensed combined financial information.

3.	Accounting Policies

Following the merger, Builders FirstSource will finalize a review of accounting policies of BMC in an effort to determine if differences in accounting policies require reclassification or adjustment of results of operations or of assets or liabilities to conform to Builders FirstSource’s accounting policies and classifications. As a result of that review, Builders FirstSource may identify differences among the accounting policies of Builders FirstSource and BMC that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. Builders FirstSource has completed a preliminary review of accounting policies for purposes of the unaudited pro forma condensed combined financial information. During the preparation of the unaudited pro forma condensed combined financial information, Builders FirstSource did not identify any significant differences in accounting policies between the two companies.

4.	Reclassifications of Historical BMC

“Historical BMC” financial information has been reclassified or classified to conform to the historical presentation in Builders FirstSource’s consolidated financial statements as set forth below. Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of BMC.

Reclassifications incorporated in the Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2020:

(In thousands)	Before Reclassification	Reclassification Amount	Notes Ref	After Reclassification
Selling, general and administrative expenses	$557,010	$44,308	(k),(l), (n),(o)	$601,318
Depreciation expense	34,990	(34,990)	(k)	—
Amortization expense	15,045	(15,045)	(l)	—
Impairment of assets	2,255	(2,255)	(n)	—
Interest expense, net	(17,880)	1,146	(p)	(16,734)
Other income, net	9,128	(9,128)	(o),(p)	—

Reclassifications incorporated in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2019:

	December 31, 2019
(In thousands)	Before Reclassification	Reclassification Amount	Notes Ref	After Reclassification
Selling, general and administrative expenses	$727,601	$58,051	(k),(l),(m), (n),(o)	$785,652
Depreciation expense	41,208	(41,208)	(k)	—
Amortization expense	18,045	(18,045)	(l)	—
Merger and integration costs	6,485	(6,485)	(m)	—
Impairment of assets	1,903	(1,903)	(n)	—
Interest expense, net	(23,156)	3,988	(p)	(19,168)
Other income, net	13,578	(13,578)	(o),(p)	—

Reference:

(k)

Represents reclassification of $35.0 million and $41.2 million from “Depreciation expense” to “Selling, general and administrative expenses” for the nine month period ended September 30, 2020 and the year ended December 31, 2019, respectively.

(l)

Represents reclassification of $15.0 million and $18.0 million from “Amortization expense” to “Selling, general and administrative expenses” for the nine month period ended September 30, 2020 and the year ended December 31, 2019, respectively.

(m)	Represents reclassification of $6.5 million from “Merger and Integration costs” to “Selling, general and administrative expenses” for the year ended December 31, 2019.

(n)

Represents reclassification of $2.3 million and $1.9 million from “Impairment of assets” to “Selling, general and administrative expenses” for the nine month period ended September 30, 2020 and the year ended December 31, 2019, respectively.

(o)

Represents reclassification of $8.0 million and $9.6 million from “Other income, net” to “Selling, general and administrative expenses” for the nine month period ended September 30, 2020 and the year ended December 31, 2019, respectively, primarily related to miscellaneous other income activity.

(p)

Represents reclassification of $1.1 million and $4.0 million from “Other income, net” to “Interest expense, net” for the nine month period ended September 30, 2020 and the year ended December 31, 2019, respectively, to align with Builders FirstSource’s presentation.

Reclassifications incorporated in the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020:

	September 30, 2020
(In thousands)	Before Reclassification	Reclassification Amount	Notes Ref	After Reclassification
Cash and cash equivalents	$286,221	$9,357	(a)	$295,578
Accounts receivable, less allowances	393,735	6,548	(a),(c)	400,283
Other receivables	—	68,932	(b),(d)	68,932
Contract assets	36,422	(36,422)	(b)	—
Other current assets	76,239	(48,415)	(c),(d)	27,824
Accrued liabilities	116,285	81,693	(e),(f), (g),(h)	197,978
Contract liabilities	44,980	(44,980)	(e)	—
Income taxes payable	10,395	(10,395)	(f)	—
Interest payable	9,572	(9,572)	(g)	—
Current portion of insurance reserves	16,746	(16,746)	(h)	—
Insurance reserves	43,287	(43,287)	(i)	—
Long-term debt, net of current maturities, debt discount, premium and issuance costs	346,659	4,689	(j)	351,348
Long-term portion of finance lease obligations	4,689	(4,689)	(j)	—
Other long-term liabilities	15,309	43,287	(i)	58,596

Reference:

(a)

Represents reclassification of $9.4 million from “Accounts receivable, less allowances” to “Cash and cash equivalents” primarily related to proceeds due from credit card transactions, effected to provide consistent treatment with Builders FirstSource’s accounting policy to include in cash and cash equivalents proceeds due from credit card transactions that generally settle within two business days.

(b)	Represents reclassification of $36.4 million from “Contract Assets” to “Other receivables.”

(c)	Represents reclassification of $15.9 million from “Other current assets” to “Accounts receivable, less allowances” primarily related to unbilled receivables.

(d)	Represents reclassification of $32.5 million from “Other current assets” to “Other receivables” primarily related to vendor rebates receivables and other miscellaneous receivables.

(e)	Represents reclassification of $45.0 million from “Contract liabilities” to “Accrued liabilities.”

(f)	Represents reclassification of $10.4 million from “Income taxes payable” to “Accrued liabilities.”

(g)	Represents reclassification of $9.6 million from “Interest payable” to “Accrued liabilities.”

(h)	Represents reclassification of $16.7 million from “Current portion of insurance reserves” to “Accrued liabilities.”

(i)	Represents reclassification of $43.3 million from “Insurance reserves” to “Other long-term liabilities.”

(j)	Represents reclassification of $4.7 million from “Long-term portion of finance lease obligations” to “Long-term debt, net of current maturities, debt discount, premium and issuance costs.

5.	The Preliminary Acquisition Accounting and Estimated Merger Consideration

In accordance with ASC 805, the purchase price of BMC will be allocated to the fair value of BMC’s assets acquired and liabilities assumed, with the excess recorded as goodwill. The preliminary acquisition accounting in this unaudited pro forma condensed combined financial information is based upon an estimated purchase price of approximately $3.0 billion. This estimated purchase price is determined as the sum of the following: (A) an assumed price for BFS common stock of $33.83 per share (based on the closing price per share of BFS common stock on November 12, 2020), multiplied by each of: (1) the approximately 88.3 million shares of BFS common stock expected to be issued to BMC stockholders in the merger (based on the number of shares of BMC common stock outstanding on October 31, 2020, multiplied by the exchange ratio); and (2) the approximately 1.6 million shares of BFS common stock expected to be issued to holders of outstanding BMC restricted stock awards (i.e., BMC RSUs and BMC PSUs) in connection with the merger (based on the number of BMC restricted stock awards outstanding as of October 31, 2020 (and assuming that the BMC PSUs vest at target), multiplied by the exchange ratio); plus (B) the fair value attributable to fully vested, outstanding options for BMC common stock held by current BMC employees that will be assumed by Builders FirstSource at the effective time and will become options to purchase BFS common stock, with the number of shares and exercise price adjusted by the exchange ratio.

The pro forma purchase price adjustments are preliminary and are subject to change based on changes in Builders FirstSource’s stock price, as well as the actual net tangible and intangible assets and liabilities that exist on the date of completion of the merger. Increases or decreases in the calculation of the estimated purchase price described above and the estimated fair value of assets and liabilities will result in adjustments that could materially impact the unaudited pro forma condensed combined financial information. For example, a 10% increase (or decrease) to the price per share of BFS common stock would increase (or decrease) the estimated purchase price and goodwill by approximately $300 million.

Fair value of BFS common stock issued for BMC outstanding common stock and BMC equity awards that are expected to vest and be converted into BFS common stock upon completion of the merger is calculated as follows:

(In thousands, except ratios and per share amounts)	Amount
Number of BMC common shares outstanding	67,280
Exchange ratio for common shares outstanding per merger agreement	1.3125

Shares of BFS common stock issued for BMC outstanding common stock	88,305

Number of BMC stock awards expected to vest as a result of the merger(1)	1,250
Exchange ratio for stock awards expected to vest per merger agreement	1.3125

Shares of BFS common stock issued for BMC vested equity awards	1,641

Estimated price per share of BFS common stock	$33.83

Fair value of BFS common stock issued for BMC outstanding common stock and vested equity awards	$3,042,873
Fair Value of modified BMC fully vested, unexercised options(2)	$4,727

$3,047,600

(1)

Represents BMC equity awards expected to vest and be converted into BFS common stock as a result of the merger, which is considered a “change in control” for purposes of BMC’s Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan and BMC 2020 Incentive Compensation Plan, which are referred to as SBS 2013 Incentive Plan and BMC’s 2020 Incentive Compensation Plan. All unvested BMC restricted stock units and performance-based restricted stock units issued under the SBS 2013 Incentive Plan and the 2020 Incentive Compensation Plan are expected to vest on an accelerated basis as a result of the merger (with such performance-based restricted stock units vesting at target levels of performance). Such vested BMC equity awards will be converted in the merger into a number of shares of BFS common stock determined as the product of (1) the number of such vested equity awards, and (2) the exchange ratio.

(2)

The merger agreement provides for the assumption in the merger by Builders FirstSource of fully vested, outstanding BMC stock options held by persons who are BMC employees at the completion of the merger, which options will become exercisable for BFS common stock, with the number of shares and exercise price adjusted by the exchange ratio, such that the total value of options held by BMC employees immediately following the merger will be substantially economically equivalent to the value of such awards prior to the merger. As of October 31, 2020, there were 0.2 million BMC options held by current employees that were fully vested but unexercised. The fair value of such options was determined utilizing a black-scholes option pricing model with an effective valuation date of November 12, 2020.

Preliminary estimate of the assets to be acquired and the liabilities to be assumed by Builders FirstSource, as if the merger had occurred on September 30, 2020:

(In thousands)	Amount
Current assets, including cash acquired	$1,205,648
Property, plant and equipment	520,313
Operating lease right-of-use assets	159,481
Goodwill	1,570,992
Intangible assets, net	907,500
Deferred income taxes	42,516
Other assets, net	7,599

Total assets	$4,414,048

Accounts payable & Accrued liabilities	498,053
Operating lease liabilities	159,481
Long-term debt, including current portion	365,139
Deferred income taxes	285,179
Other long-term liabilities	58,596

Total liabilities	$1,366,448

Total Consideration Transferred	$3,047,600

6.	Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

(a)

The adjustments related to the preliminary fair value of property, plant and equipment and intangible assets acquired results in incremental depreciation and amortization expense which increases cost of sales and selling, general and administrative expenses as follows. The weighted average estimated useful life of property, plant and equipment is 14.3 years. The estimated useful lives of intangible assets ranges from three to 14 years. Amortization expense is recognized based on the pattern over which we expect to receive the economic benefit from those assets. The following table presents the estimated amortization expense for intangible assets for the listed years ending December 31:

(Dollars in thousands)	Amount
Three months ended December 31, 2020	$37,954
2021	133,448
2022	88,034
2023	76,965
2024	67,502
Thereafter	217,468

Adjustments incorporated in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2019 and the nine-month period ended September 30, 2020:

Pro Forma Depreciation and Amortization Table

For the year ended December 31, 2019

(In thousands)	Property, Plant & Equipment, net		Intangible Assets, net
Preliminary fair value	520,313		907,500
Estimated pro forma depreciation and amortization	73,359		172,270
Portion attributable to COGS		17,490		—
Portion attributable to SG&A		55,869		172,270
Historical depreciation and amortization	(54,108)		(18,045)
Portion attributable to COGS		(12,900)		—
Portion attributable to SG&A		(41,208)		(18,045)
Incremental depreciation and amortization	19,251		154,225
Portion attributable to COGS		4,590		—
Portion attributable to SG&A		14,661		154,225

Pro Forma Depreciation and Amortization Table

For the nine months ended September 30, 2020

(In thousands)	Property, Plant & Equipment, net		Intangible Assets, net
Preliminary fair value	520,313		907,500
Estimated pro forma depreciation and amortization	41,752		113,861
Portion attributable to COGS		12,782		—
Portion attributable to SG&A		28,970		113,861
Historical depreciation and amortization	(45,702)		(15,045)
Portion attributable to COGS		(10,712)		—
Portion attributable to SG&A		(34,990)		(15,045)
Incremental depreciation and amortization	(3,950)		98,816
Portion attributable to COGS		2,070		—
Portion attributable to SG&A		(6,020)		98,816

(b)	Adjustment relates to the amortization of the fair value adjustment associated with the long-term debt of BMC assumed in the merger.

(c)

The pro forma adjustments were tax effected at the applicable blended statutory tax rate of 25%. Builders FirstSource’s effective tax rate after completion of the merger may be materially different after conclusion of final acquisition accounting, removal of one-time items reflected in historical amounts, analysis of the post-closing geographical mix of income, and other factors. Adjustments to tax assets and liabilities could occur in conjunction with the finalization of the purchase accounting, and these items could be material.

(d)

Basic and diluted earnings per share calculations are based on Builders FirstSource’s historical basic and diluted weighted-average shares plus the new shares issued as part of the merger. The merger is estimated to include the issuance of approximately 90.0 million BFS common shares. In addition, the merger agreement provides for the assumption in the merger by Builders FirstSource of fully vested, outstanding BMC stock options held by persons who are BMC employees or service providers at the completion of the merger, which options will become exercisable for BFS common stock, with the number of shares and exercise price adjusted by the exchange ratio, such that the total value of options held by BMC employees post-merger will be substantially economically equivalent to the value of such awards prior to the merger. Based on a pro forma valuation as of November 12, 2020, the effect of these dilutive options was approximately 0.1 million shares.

(e)	Adjustment reflects Builders First Source and BMC’s merger related transaction expenses through the nine months ended September 30, 2020 of $21.4 million.

7. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

(a)

The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the preliminary allocation by management of the BMC purchase price to identifiable tangible and intangible net assets acquired and the excess purchase price to goodwill.

Under the acquisition method of accounting, the total estimated purchase price is allocated to BMC’s net tangible and intangible assets based on their estimated fair values at the date of the completion of the acquisition.

Significant judgment is required in determining the estimated fair values of definite lived intangible assets and property, plant and equipment. Such a valuation requires estimates and assumptions including, but not limited to, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and attribution rates. Builders FirstSource believes the fair values recognized for the assets to be acquired and the liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates will change as additional information becomes available. The actual fair values will be determined upon the completion of the merger and therefore may vary from these estimates.

Preliminary estimate of the purchase consideration for BMC, adjustment to the historical book value of assets acquired and the allocation of the purchase price to acquired identifiable assets and assumed liabilities:

(In thousands)

Preliminary purchase consideration		$3,047,600
Historical book value of net assets acquired
Book value of BMC’s historical net assets as of September 30, 2020	$1,102,507
Less historical goodwill	(295,390)
Less historical intangibles	(170,585)
Adjusted value of net assets to be acquired		636,532
Excess purchase price over net assets		2,411,068
Adjustments to reflect preliminary fair value of assets acquired and liabilities assumed
Deferred taxes	(220,051)
Property, plant & equipment	153,869
Operating lease right-of-use assets, net	27,613
Identifiable intangibles, net - definite lived	907,500
Operating lease liabilities	(18,274)
Long-term debt	(10,581)
Preliminary fair value adjustments		840,076
Estimated goodwill		$1,570,992
Historical goodwill		(295,390)
Pro forma goodwill adjustment		$1,275,602

The purchase price allocation for the merger includes values assigned to certain specific identifiable intangible assets aggregating approximately $907.5 million. The trade name-related intangible assets are valued at $120.4 million, which was determined by a relief from royalty approach which hypothetically estimates the present value of future royalty costs that will be avoided due to Builders FirstSource’s ownership of the trade names acquired. Customer-related intangibles are valued at $787.1 million, which was determined by estimating the present value of expected future net cash flows derived from such customers.

In addition, the merger will be treated as a tax-free transaction for tax purposes and BMC’s tax basis is expected to carry-forward post-merger. Therefore, the net deferred tax liabilities were established related to the tax effect of the GAAP fair value adjustments for tangible and intangible assets and assumed liabilities in the preliminary purchase price allocation.

Upon completion of the fair value assessment, Builders FirstSource anticipates that the final purchase price allocation will differ from the preliminary assessment provided above. Any changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and the residual amounts will be allocated as an increase or decrease to goodwill.

(b)	Adjustment reflects Builders FirstSource’s transaction expenses of approximately $20.0 million related to the merger.

(c)	Adjustment eliminates BMC’s common stock, treasury stock and additional paid in capital of $671.8 million.

(d)	Adjustment reflects the issuance of new equity of $3,047.6 million related to the merger (see Note 5) with a par value of $0.9 million.

(e)	Represents the elimination of BMC’s retained earnings of $430.7 million.

INTERESTS OF BUILDERS FIRSTSOURCE’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the BFS board of director’s recommendation to vote for the BFS share issuance proposal, the BFS charter amendment proposal and the BFS adjournment proposal, and to secure the required votes of the BFS stockholders, BFS stockholders should be aware that Builders FirstSource’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of BFS stockholders generally. The BFS board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and authorizing the merger, and in recommending the approval by BFS stockholders of the BFS share issuance and the BFS adjournment proposal, and the adoption by BFS stockholders of the BFS charter amendment. Such interests are described in more detail below.

BFS stockholders should take these interests into account in deciding whether to vote “FOR” the BFS share issuance proposal, the BFS charter amendment proposal, and the BFS adjournment proposal. The transactions contemplated by the merger agreement will not be a “change in control,” “change of control,” or term of similar meaning for purposes of Builders FirstSource’s executive compensation and benefit plans. For purposes of this joint proxy statement/prospectus, Builders FirstSource’s “named executive officers” are M. Chad Crow, Peter M. Jackson, David E. Rush, Scott L. Robins and Donald F. McAleenan, and Builders FirstSource has no additional “executive officers” beyond these individuals.

For more information, please see the sections entitled “The Merger—Background of the Merger” beginning on page 79 and “The Merger—Recommendation of the BFS Board of Directors; Builders FirstSource’s Reasons for the Merger” beginning on page 99.

Membership of the BFS Board of Directors Following the Merger

At the effective time, the BFS board of directors will consist of twelve directors, including seven of the existing BFS directors. This means that three of the existing BFS directors will be required to resign from their directorships. Other than Mr. Levy, as of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current BFS directors will be appointed to the BFS board of directors at the effective time or required to resign from the BFS board of directors.

Chairman of the Board of Directors

Mr. Levy will remain as the chairman of the BFS board of directors following the effective time.

Certain Executive Officers

Following the effective time, (i) the chief executive officer of Builders FirstSource, Mr. Crow, will continue to serve as the chief executive officer of Builders FirstSource for a period of 90 days, and (ii) the chief financial officer of Builders FirstSource, Mr. Jackson, will continue to serve as the chief financial officer of Builders FirstSource. As of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which other current BFS executive officers, if any, will serve as executive officers of Builders FirstSource as of the effective time.

Retention Program

Pursuant to the merger agreement, Builders FirstSource may establish a cash-based retention program for the benefit of employees of Builders FirstSource and its subsidiaries, with the aggregate retention pool not to exceed $8 million. No more than 50% of each retention award may be payable at the effective time of the merger, and the remainder must be payable no earlier than the date that is six months following the effective time of the merger. Each retention award (or any portion thereof) will be subject to the applicable employee’s continued employment through the applicable vesting date. If the employment of the applicable employee is terminated (i) by Builders FirstSource without cause or (ii) due to death or disability, in each case, prior to any vesting date, then the retention award will fully vest upon such termination of employment, subject to such employee’s execution and non-revocation of a release of claims. No awards under the retention program may be granted to Builders FirstSource executive officers without BMC’s prior consent. As of the date of this joint proxy statement/prospectus, no Builders FirstSource executive officer has been granted an award under the retention program.

Quantification of Payments and Benefits to Builders FirstSource’s Named Executive Officers in Connection with the Merger

Builders FirstSource is required to provide disclosure under Item 402(t) of SEC Regulation S-K in this joint proxy statement/prospectus regarding any agreement or understanding between Builders FirstSource and its named executive officers concerning any type of compensation that is based on or otherwise relates to the completion of the merger. As of the date of this joint proxy statement/prospectus, none of Builders FirstSource’s named executive officers are party to or participate in any plan, program, arrangement or understanding that provides for any payment, benefit or other compensation that is based on or otherwise relates to the completion of the merger.

Director Compensation

It is anticipated that effective as of January 15, 2021, and contingent upon the closing of the merger, a new director compensation policy, which is referred to as the New Director Policy, will take effect for non-employee directors serving on the BFS board. Under the existing Amended and Restated Director Compensation Policy, which is referred to as the Current Director Policy, directors are entitled to compensation for their service on the Board if they are not concurrently employed in any capacity by Builders FirstSource or any of its subsidiaries. Directors who met these standards, who are referred to as Eligible Directors, receive an annual cash retainer of $85,000, payable quarterly. In addition, the Chairman of the BFS board receives an annual cash retainer of $100,000 for service in such role, which is also payable quarterly. Eligible Directors also receive annual grants of restricted stock units. The number of shares underlying these awards is determined by dividing a dollar value ($130,000 per year, which is also referred to as the Grant Date Value) by the fair market value of our common stock on the date of grant. These awards vest in full on the earlier of the first anniversary of the grant date or upon such director’s cessation of service due to death, disability, or retirement. If a new Eligible Director joins the Board, or if an existing director’s status changes to allow him or her to qualify as an Eligible Director, that director will receive a grant of restricted stock units on a prorated basis for the remainder of the current director compensation year, which is the year from the date of the prior annual meeting of stockholders to the date of the next annual meeting of stockholders. Directors also receive annual fees for serving on the BFS board’s committees but do not receive separate per meeting fees for attending BFS board or committee meetings.

It is anticipated that under the New Director Policy, the amount of the annual cash retainer payable to Eligible Directors will increase to $100,000, and the Grant Date Value, by which the number of restricted stock units awarded to Eligible Directors is determined, will increase to $150,000. There will be no other changes to the terms of the Current Director Policy, including the annual fees for serving on the BFS board’s committees or as the Chairman of the Board.

INTERESTS OF BMC’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the BMC recommendation, you should be aware that aside from their interests as stockholders of BMC, BMC’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of stockholders of BMC generally. The BMC board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and authorizing the merger, and in recommending that the stockholders of BMC vote “FOR” the BMC merger agreement proposal. Such interests are described in more detail below.

BMC’s stockholders should take these interests into account in deciding whether to vote “FOR” the BMC merger agreement proposal. These interests are described in more detail below, and certain of them are quantified within the narrative disclosure and the table below. The transactions contemplated by the merger agreement will be a “change in control,” “change of control,” or term of similar meaning for purposes of BMC’s executive compensation and benefit plans described below. For purposes of this joint proxy statement/prospectus, BMC’s “named executive officers” are David E. Flitman, James F. Major, Jr., Mike Farmer, Timothy D. Johnson, Lisa M. Hamblet and Michael McGaugh, and BMC has no additional “executive officers” beyond these individuals.

For more information, please see the sections entitled “The Merger—Background of the Merger” beginning on page 79 and “The Merger—Recommendation of the BMC Board of Directors; BMC’s Reasons for the Merger” beginning on page 104.

Treatment of BMC Equity Awards

As a result of the merger, the treatment of BMC stock options, BMC RSUs, and BMC PSUs that are outstanding immediately prior to the completion of the merger, including those held by non-employee members of the BMC board of directors and BMC executive officers, will be as described in this section.

Stock Options

Each outstanding BMC stock option held by an individual who is an employee or service provider of BMC immediately prior to the effective time of the merger will become, at the effective time, an option to purchase shares of BFS common stock, with the number of shares and the exercise price adjusted by the exchange ratio. Each outstanding BMC stock option held by any individual who is not a BMC employee or service provider immediately prior to the effective time of the merger will be converted at the effective time into the right to receive cash in an amount equal to the product of (i) the number of shares of BMC common stock subject to such BMC stock option as of immediately prior to the effective time and (ii) the excess of the market value of 1.3125 shares of BFS common stock over the applicable exercise price per share of such option, subject to applicable withholding taxes.

All stock options held by BMC executive officers are fully vested. No BMC director holds any stock options.

BMC RSU Awards

Except as may otherwise be agreed upon between Builders FirstSource and any holder of BMC RSUs, at the effective time of the merger, each outstanding BMC RSU will become vested and settle in a number of shares of BFS common stock equal to the number of shares of BMC common stock otherwise issuable upon settlement of such BMC RSU multiplied by the exchange ratio and subject to applicable withholding taxes.

The following table sets forth the following information with respect to each current non-employee member of the BMC board of directors, assuming, solely for purposes of the disclosure in this section, that the effective time of the merger is September 30, 2020, and that, as of the effective time, each non-employee director will hold the same number of outstanding BMC RSUs as such non-employee director holds as of the date of this joint proxy statement/prospectus: (1) the number of shares of BMC common stock underlying outstanding BMC RSUs and (2) the value of the shares of BMC common stock underlying outstanding BMC RSUs, the vesting of which is being accelerated as of the effective time pursuant to the underlying BMC RSU award agreement. The following table assumes the value of a share of BMC common stock is $40.41 (the average closing price of one share of BMC common stock over the first five business days following the public announcement of the merger on August 27, 2020).

Name	Number of Unvested Time-Based BMC RSUs	Value of Unvested Time-Based BMC RSUs
Mark A. Alexander	5,613	$226,821
Cheemin Bo-Linn	5,613	226,821
Cory Boydston	5,613	226,821
Henry Buckley	5,613	226,821
David W. Bullock	5,982	241,733
David L. Keltner	5,613	226,821
Michael T. Miller	5,613	226,821
James O’Leary	7,649	309,096
Carl R. Vertuca, Jr.	5,613	226,821

For an estimate of the value of the “single-trigger” vesting of all such time-based BMC RSUs held by BMC’s named executive officers upon completion of the merger, please see the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to BMC’s Named Executive Officers in Connection with the Merger” beginning on page 183.

BMC PSU Awards

Except as may otherwise be agreed upon between Builders FirstSource and any holder of BMC PSUs, at the effective time of the merger, each outstanding BMC PSU will become vested at the target level of performance applicable to such BMC PSU, and will settle in a number of shares of BFS common stock equal to the number of shares of BMC common stock otherwise issuable upon settlement of such BMC PSU multiplied by the exchange ratio and subject to applicable withholding taxes.

For an estimate of the value of the “single-trigger” vesting of all such BMC PSUs held by BMC’s named executive officers upon completion of the merger, please see the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to BMC’s Named Executive Officers in Connection with the Merger” beginning on page 183. No non-employee BMC director holds outstanding BMC PSUs.

Severance Payments upon Termination of Employment

Each of the current executive officers of BMC is eligible for severance benefits under such executive officer’s employment agreement upon a termination without cause or for good reason (as each such term is defined in the respective executive officer’s employment agreement), which termination is referred to as a qualifying termination, in connection with a change of control (including the completion of the merger).

Under Mr. Flitman’s current employment agreement with BMC, dated August 23, 2018, which is referred to as the existing Flitman employment agreement, in the event Mr. Flitman experiences a qualifying termination within 90 days before a change in control or six months after a change in control, Mr. Flitman will be entitled to (i) severance pay in an amount equal to three times the sum of his current base salary and target bonus, payable in installments over 24 months, (ii) continued participation in BMC’s health plan at active employee rates for 18 months and (iii) full acceleration of his BMC RSUs and BMC PSUs at target level of performance. Effective as of the effective time and subject to completion of the merger, the existing Flitman employment agreement will be superseded in all respects by an Amended and Restated Employment Agreement between Mr. Flitman, Builders FirstSource and BMC (which is party to such agreement solely with respect to the termination, as of the effective time, of the existing Flitman employment agreement) without triggering a qualifying termination under the existing Flitman employment agreement. For a description of Mr. Flitman’s Amended and Restated Employment Agreement, please see the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger—Amended and Restated Flitman Employment Agreement” beginning on page 180.

In the event Mr. James F. Major, Jr. experiences a qualifying termination within 90 days before a change in control or 12 months after a change in control, Mr. Major will be entitled to (i) severance pay in an amount equal to two and a half times the sum of (x) the highest base salary rate over the past two years and (y) the highest amount of his target bonus or actual annual bonus paid over the prior two years (whichever is greater), payable in installments over 18 months, (ii) continued participation in BMC’s health plan at active employee rates for 18 months and (iii) full acceleration of Mr. Major’s BMC RSUs.

In the event Messrs. Timothy D. Johnson or Mike Farmer experiences a qualifying termination within 90 days before a change in control or six months after a change in control, Messrs. Johnson or Farmer will be entitled to (i) severance pay in an amount equal to two times the applicable named executive officer’s current base salary, payable in installments over 24 months, (ii) payment in an amount equal to two times the applicable named executive officer’s annual target bonus for the year of the qualifying termination, payable when annual bonuses are paid to other executives, (iii) continued participation in BMC’s health plan at active employee rates for a period of 18 months, for Mr. Johnson, and 12 months, for Mr. Farmer, and (iv) full acceleration of BMC RSUs and BMC PSUs at target level of performance.

To receive any of the foregoing cash payments or benefits under the employment agreements, the applicable named executive officer must sign and not revoke a release of claims. Each named executive officer is subject to covenants of non-competition, non-solicitation of business relations and non-solicitation and no-hire of employees and full-time independent contractors, in each case, during employment and for a specified period following termination of employment for any reason (in the case of Mr. Flitman, 24 months, in the case of Mr. Major, 12 months and, in the case of Messrs. Johnson and Farmer, 12 months or, if such termination of employment is in connection with a change in control, 24 months) and of confidentiality.

For an estimate of the value of the severance benefits that would be payable to BMC’s named executive officers upon a qualifying termination, please see the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to BMC’s Named Executive Officers in Connection with the Merger” beginning on page 183.

Amended and Restated Flitman Employment Agreement

On August 26, 2020, Builders FirstSource and BMC entered into an Amended and Restated Employment Agreement with Mr. Flitman, the current president and chief executive officer of BMC, which is referred to as the new Flitman employment agreement, which provides for certain severance payments and benefits upon a qualifying termination of employment, as further described below. Subject to completion of the merger, the new Flitman employment agreement will become effective as of the effective time and supersede in all respects the existing Flitman employment agreement. BMC is party to the new Flitman employment agreement solely for purposes of the agreement that the existing Flitman employment agreement will terminate effective as of the effective time. The new Flitman employment agreement provides that Mr. Flitman will serve as an executive officer of Builders FirstSource for a period of 90 days following the completion of the merger, which is referred to in this section as the CEO transition period, and, effective immediately upon the expiration of the CEO transition period, will be appointed to serve as the president and chief executive officer of Builders FirstSource.

The new Flitman employment agreement provides for an annual base salary of $1,050,000 and eligibility to participate in Builders FirstSource’s annual incentive program for executive officers, with a target bonus opportunity equal to 125% of his annual base salary and a maximum bonus opportunity equal to 200% of his annual base salary. Mr. Flitman’s annual bonus in respect of the year during which the effective time occurs will be prorated based on the number of days during such year in which Mr. Flitman is employed with Builders FirstSource.

The new Flitman employment agreement further provides that Mr. Flitman will be eligible to receive annual equity grant awards under the applicable equity plan of Builders FirstSource then in effect, the form and amount of which will be determined by the BFS board of directors (or its compensation committee) in accordance with the terms of the applicable equity plan of Builders FirstSource. On March 1, 2021 (or such other date as senior executives of Builders FirstSource receive equity awards in respect of the year 2021, not later than March 31, 2021), which is referred to as the ordinary 2021 grant date, or, if the effective time occurs after the ordinary 2021 grant date, as soon as practicable following the effective time, Mr. Flitman will receive an initial annual equity award grant in respect of the year 2021 with a grant date fair market value equal to $4,800,000, as determined by the BFS board of directors (or its compensation committee) in a manner consistent with Builders FirstSource’s ordinary practices, which is referred to as the initial equity grant. The initial equity grant will consist of 50% performance-based restricted stock units, which are referred to as BFS PSUs, and 50% time-vesting restricted stock units, which are referred to as BFS RSUs, in each case, subject to substantially the same terms and conditions as are applicable to the annual equity awards granted to other senior executives of Builders FirstSource in respect of the year 2021. Mr. Flitman will not be entitled to receive an equity grant in respect of the year 2020.

The new Flitman employment agreement also provides that, on the ordinary 2021 grant date or, if the effective time occurs after the ordinary 2021 grant date, as soon as practicable following the effective time, Mr. Flitman will receive a one-time equity award grant of BFS RSUs with a grant date fair market value equal to $2,000,000, as determined by the BFS board of directors (or its compensation committee) in a manner consistent with Builders FirstSource’s ordinary practices, which grants are referred to as the sign-on BFS RSUs. The sign-on BFS RSUs will be subject to substantially the same terms and conditions as are applicable to the BFS RSUs granted pursuant to the initial equity grant.

Mr. Flitman will be required to relocate his permanent residence to Dallas, Texas, within 12 months following the effective time and will be entitled to receive relocation benefits in connection with this relocation.

The new Flitman employment agreement provides that Mr. Flitman will be entitled to receive the following severance payments and benefits upon a qualifying termination, subject to his execution and non-revocation of a release of claims: (i) if the termination date occurs within 12 months following the effective time, (x) the sum of Mr. Flitman’s base salary and target bonus, payable in equal installments according to Builders FirstSource’s normal payroll practices over the 12-month period following the termination date, and (y) health benefit continuation for 12 months following the termination date; and (ii) if the termination date occurs after the first anniversary of the effective time, (x) 1.5 times the sum of Mr. Flitman’s base salary and target bonus, payable in equal installments according to Builders FirstSource’s normal payroll practices over the 18-month period following the termination date, and (y) health benefit continuation for 18 months following the termination date.

Mr. Flitman will be subject to customary restrictive covenants, including non-competition, non-interference and non-solicitation covenants that apply during the period of his employment and for a period of (i) 12 months after the termination date, if the termination date occurs within 12 months following the effective time, or (ii) 18 months after the termination date, if the termination date occurs after the first anniversary of the effective time. If Mr. Flitman violates any restrictive covenants following his termination of employment, Builders FirstSource may cease all severance payments and benefits that it may be providing to him, and Mr. Flitman will be required to reimburse Builders FirstSource for any severance payments received from Builders FirstSource.

Retention Program

Pursuant to the merger agreement, BMC has established a cash-based retention program for the benefit of all employees of BMC and its subsidiaries, with the aggregate retention pool not to exceed $8 million. No more than 50% of each retention award may be payable at the completion of the merger, and the remainder must be payable no earlier than the date that is six months following the completion of the merger. Each retention award (or any portion thereof) will be subject to the applicable employee’s continued employment through the applicable vesting date. If the employment of the applicable employee is terminated (i) by BMC (or with respect to any termination of employment following the completion of the merger, Builders FirstSource) without cause or (ii) due to death or disability, in each case, prior to any vesting date, then the retention award will fully vest upon such termination of employment, subject to such employee’s execution and non-revocation of a release of claims. No awards under the retention program may be granted to BMC executive officers without Builders FirstSource’s prior consent. As of the date of this joint proxy statement/prospectus, no BMC executive officer has been granted an award under the retention program.

280G Mitigation Actions

The employment agreements of Messrs. Flitman, Major, Johnson, and Farmer each provide for a “best net” approach such that if the payment of any amounts to the executive would subject the executive to the excise tax provisions of Section 280G of the Code, the payments would be reduced to an amount below the threshold at which such penalty tax provisions apply if such a reduction (and the avoidance of such penalty taxes) would be more favorable to the executive on an after-tax basis. Although BMC will be permitted to take certain actions to reduce the amount of any potential “excess parachute payments” for “disqualified individuals” (each as defined in Section 280G of the Code), BMC has not yet approved any specific actions to mitigate the expected impact of Section 280G of the Code on BMC and any disqualified individuals. Executives are not entitled to receive gross-ups or tax reimbursements from BMC with respect to any potential excise taxes.

Indemnification and Insurance

From and after the effective time, until the sixth anniversary of the date on which the merger is completed, Builders FirstSource will, and will cause the surviving corporation or its applicable subsidiaries to, indemnify and hold harmless, and advance expenses to, to the fullest extent permitted by applicable law, each person who is or was, at any time prior to the effective time, an officer or director of BMC or one of its subsidiaries, or, while an officer or director of BMC or one of its subsidiaries, is or was serving at the request of such entity as a director, officer, partner, member, trustee, administrator, employee, or agent of another person, including an employee benefit plan, against any loss, damage, liability, deficiency, claim, interest, award, judgment, penalty, cost or expense incurred in connection with any actual or threatened action arising out of or relating to the merger, the merger agreement or the transactions contemplated thereby.

In addition, through the sixth anniversary of the date on which the merger is completed, Builders FirstSource will, and will cause the surviving corporation or its applicable subsidiaries to, maintain in effect the current level and scope of the directors’ and officers’ liability insurance coverage in BMC’s existing directors’ and officers’ insurance policies in effect as of the date of the merger agreement, but Builders FirstSource is not required to expend in any one year for such coverage in excess of 350% of the annual premium currently paid by BMC for such directors’ and officers’ liability insurance, which is referred to as the annual premium cap. In lieu of the foregoing, BMC, in consultation with Builders FirstSource, may obtain, prior to the effective time, a six-year prepaid “tail” policy under BMC’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence to the extent that the premium payable for such “tail” policy does not exceed the annual premium cap.

The indemnified persons described in the first paragraph of this section will have the right to enforce the provisions of the merger agreement relating to their indemnification.

Membership of the Board of Directors of Builders FirstSource

As of the effective time, the board of directors of Builders FirstSource will consist of twelve directors, including five designees of BMC, as described in the section entitled “The Merger—Governance of the Combined Company” beginning on page 131. Other than Mr. Flitman, as of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current BMC directors will be appointed to the BFS board of directors at the effective time.

Quantification of Payments and Benefits to BMC’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of SEC Regulation S-K, which requires disclosure of information about certain compensation for each of BMC’s “named executive officers” that is based on, or otherwise related to, the merger. For additional details regarding the terms of the payments and benefits described below, please see the discussion in the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger” beginning on page 178.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before the effective time of the merger. For purposes of calculating the amounts below, in addition to the assumptions described in the footnotes to the table below, the following assumptions were used:

•	The effective time of the merger is September 30, 2020, which is the assumed date of the effective time of the merger solely for purposes of the disclosure in this section;

•

The employment of each BMC executive officer is terminated without cause or for good reason (as such terms are defined in the relevant plans and agreements), in each case, immediately following the assumed effective time of the merger on September 30, 2020;

•	A price per share of BMC common stock of $40.41 (the average closing price of BMC common stock over the first five business days following the public announcement of the merger on August 27, 2020);

•	Equity-based awards that are outstanding as of September 30, 2020; and

•	The BMC PSUs vest and are settled based on target level of performance.

The tabular disclosure and quantification below do not include compensation and other benefits under the new Flitman employment agreement, which is expected to become effective upon the effective time, as described in the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger—Amended and Restated Flitman Employment Agreement” beginning on page 180.

Name	Cash(1)	Equity(2)	Perquisites / Benefits(3)	Tax Reimbursements(4)	Total
David E. Flitman	$4,950,000	$11,614,319	$12,986	$—	$16,577,305
James F. Major, Jr.	3,313,750	1,608,924	20,866	—	4,943,540
Mike Farmer	1,260,000	1,227,696	13,229	—	2,500,925
Timothy D. Johnson	1,260,000	1,103,961	20,746	—	2,384,707
Lisa M. Hamblet	—	—	—	—	—
Michael McGaugh	—	—	—	—	—

(1)

The amounts in this column represent the cash amounts to which the named executive officers would be entitled in severance under their respective employment agreements (for Mr. Flitman, as provided in the existing

Flitman employment agreement with BMC), assuming a qualifying termination following a change in control, which consist of the amounts set forth in the below table:

Name	Cash Severance Payments
David E. Flitman	$4,950,000
James F. Major, Jr.	3,313,750
Mike Farmer	1,260,000
Timothy D. Johnson	1,260,000
Lisa M. Hamblet	—
Michael McGaugh	—

The cash severance payments are “double trigger” benefits contingent upon a qualifying termination of employment at or following the effective time and are subject to such named executive officer’s execution and non-revocation of a release of claims. The cash severance payment is equal to the sum of (i) a multiple of an executive’s annual base salary (in the case of Mr. Flitman, three times his current base salary, in the case of Mr. Major, two and one half times his highest annual salary rate over the prior two years, and in the case of Messrs. Johnson and Farmer, two times their respective current base salaries) and (ii) a multiple of an executive’s annual bonus (in the case of Mr. Flitman, three times his target annual bonus, in the case of Mr. Major, two and one half times the highest amount of his target bonus or actual annual bonus paid over the prior two years (whichever is greater), and, in the case of Messrs. Johnson and Farmer, two times their respective target annual bonus). For additional details regarding the employment agreements, please see the discussion in the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger— Severance Payments upon Termination of Employment” beginning on page 179.

Ms. Lisa M. Hamblet served as BMC’s executive vice president, marketing, pro remodeling, and eBusiness, through December 31, 2019, and Mr. Michael McGaugh served as BMC’s executive vice president and chief operating officer, through March 11, 2019. Ms. Hamblet and Mr. McGaugh are therefore not entitled to cash severance payments in connection with the merger.

(2)

As of the date of this joint proxy statement/prospectus, all BMC stock options held by named executive officers are fully vested and are not reflected in this table. The amounts in this column represent the value of unvested shares underlying BMC RSUs and BMC PSUs, the vesting of which is being accelerated as of the effective time. Unvested BMC RSUs and unvested BMC PSUs are “single trigger” benefits that will accelerate (at target payout levels for BMC PSUs) in connection with the merger in accordance with the award agreements pursuant to which these BMC RSUs and BMC PSUs were granted:

Name	Number of Unvested BMC RSUs	Number of Unvested BMC PSUs	Total
David E. Flitman	55,850	231,562	$11,614,319
James F. Major, Jr.	8,375	31,440	1,608,924
Mike Farmer	7,483	22,898	1,227,696
Timothy D. Johnson	6,574	20,745	1,103,961
Lisa M. Hamblet	—	—	—
Michael McGaugh	—	—	—

(3)

The amounts in this column represent the estimated value of continued health benefits under COBRA for 18 months (Messrs. Flitman, Major and Johnson) or 12 months (Mr. Farmer) pursuant to their respective employment agreements. Such amounts are “double trigger” benefits contingent upon a qualifying termination of employment at or following the effective time and are subject to such named executive officer’s execution and non-revocation of a release of claims. For additional details regarding the employment agreements, please see the discussion in the section entitled “Interests of BMC’s Directors and Executive Officers in the Merger— Severance Payments upon Termination of Employment” beginning on page 179.

Ms. Hamblet served as BMC’s executive vice president, marketing, pro remodeling, and eBusiness, through December 31, 2019, and Mr. McGaugh served as BMC’s executive vice president and chief operating officer, through March 11, 2019. Ms. Hamblet and Mr. McGaugh are therefore not entitled to continued health benefits in connection with the merger.

Name	Continued Health Benefits
David E. Flitman	$12,986
James F. Major, Jr.	20,866
Mike Farmer	13,229
Timothy D. Johnson	20,746
Lisa M. Hamblet	—
Michael McGaugh	—

(4)

No named executive officer is entitled to a gross-up or other make-whole payment in connection with any Section 280G of the Code excise tax on the payments and benefits that such executive officer may receive in connection with the transactions, including the payments and benefits reflected above. Instead, each currently employed named executive officer’s employment agreement contains a “best-net cutback” provision such that if the payment of any of the amounts above would subject the executive to the excise tax provisions of Section 280G of the Code, the payments would be reduced to an amount below the threshold at which such penalty tax provisions apply if such a reduction (and the avoidance of such penalty taxes) would be more favorable to the executive on an after-tax basis. The amounts shown in the tables above have not been reduced to reflect any potential cutback of compensation.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the U.S. federal income tax consequences of the merger to U.S. holders (as discussed in this section) of BMC common stock. The following discussion is based on the Code the Treasury Regulations promulgated under the Code, and interpretations of such authorities by the courts and the Internal Revenue Service, which is referred to as the IRS, all as they exist as of the date of this joint proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. Neither BMC nor Builders FirstSource intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not challenge the conclusions described in this discussion or that a court would not sustain such a challenge.

This discussion is limited to holders of BMC common stock that are U.S. holders and hold such stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, nor does it apply to U.S. holders subject to special treatment under the U.S. federal income tax laws, such as: tax-exempt entities; partnerships, S corporations or other pass-through entities; former citizens or long-term residents of the United States; persons who acquire their shares of BMC common stock pursuant to the exercise of employee stock options or otherwise as compensation; banks, insurance companies and other financial institutions; regulated investment companies and real estate investment trusts; dealers or brokers in securities, commodities or foreign currencies; traders who elect to apply a mark-to-market method of accounting; persons who have a functional currency other than the U.S. dollar; persons who hold their shares of BMC common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes; persons required to accelerate the recognition of any item of gross income with respect to their shares of BMC common stock as a result of such income being recognized on an applicable financial statement; and persons who actually or constructively own more than 5% of BMC common stock.

This discussion does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences.

For purposes of this discussion, a U.S. holder is a beneficial owner of shares of BMC common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds shares of BMC common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, any entity treated as a partnership for U.S. federal income tax purposes that holds shares of BMC common stock, and any partners in such partnerships, should consult their tax advisors regarding the tax consequences of the merger.

Treatment of the Merger

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Completion of the merger is conditioned on, among other things, the receipt by BMC and Builders FirstSource of tax opinions from Simpson Thacher & Bartlett LLP (or another nationally recognized law firm) and Skadden, Arps, Slate, Meagher & Flom LLP (or another nationally recognized law firm), respectively, each dated the date on which the merger is completed, that, for U.S. federal income tax purposes, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on certain assumptions and on representation letters provided by BMC and Builders FirstSource to be delivered at the time of the completion of the merger. Neither of the tax opinions will be binding on the IRS. As discussed above, neither BMC nor Builders FirstSource intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger, and there is no guarantee that the IRS or a court will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the merger qualifies as a “reorganization” under Section 368(a) of the Code, the material U.S. federal income tax consequences to U.S. holders will be as follows:

•

no gain or loss will be recognized by, or be includible in the income of, a U.S. holder as a result of the receipt of BFS common stock pursuant to the merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of BFS common stock, as described below;

•

the aggregate tax basis in the shares of BFS common stock received by a U.S. holder pursuant to the merger (including fractional shares deemed received as described below) will be equal to such holder’s aggregate tax basis in its BMC common stock surrendered in exchange for the BFS common stock;

•

a U.S. holder’s holding period for the BFS common stock received in the merger (including fractional shares deemed received as described below) will include the holding period for the BMC common stock surrendered in the merger; and

•

a U.S. holder that receives cash in lieu of a fractional share of BFS common stock will be treated as having received such fractional share pursuant to the merger and then as having sold such fractional share for cash. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and such holder’s adjusted basis in the fractional share. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. For U.S. holders of BMC common stock that are non-corporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

If a U.S. holder of BMC common stock acquired different blocks of BMC common stock at different times or at different prices, such U.S. holder’s holding period and basis will be determined separately with respect to each block of BMC common stock.

Information Reporting and Backup Withholding

Proceeds received in connection with the merger may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and a U.S. holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

BMC STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

COMPARISON OF STOCKHOLDERS’ RIGHTS

The rights of Builders FirstSource stockholders are currently governed by Delaware law, the BFS charter and the BFS bylaws. The rights of BMC stockholders are currently governed by Delaware law, BMC’s certificate of incorporation, which is referred to as the BMC charter, and BMC’s bylaws. Upon completion of the merger, BMC stockholders receiving shares of BFS common stock will become stockholders of Builders FirstSource. While Builders FirstSource and BMC are both Delaware corporations subject to the DGCL, BMC stockholders will have different rights once they become stockholders of Builders FirstSource due to differences between the governing corporate documents of BMC and the governing corporate documents of Builders FirstSource.

The following description summarizes the material differences between the rights of BMC stockholders and the rights of BFS stockholders as of the effective time (i.e., after giving effect to the BFS charter amendment). This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the BFS charter, the proposed BFS charter amendment, the BFS bylaws, the BMC charter, and the BMC bylaws. Copies of the documents referred to in this section may be obtained as described under the section entitled “Where You Can Find More Information” beginning on page 213.

BMC	Builders FirstSource
Authorized Capital Stock

BMC is authorized to issue 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

As of close of business on November 13, 2020, the record date of the BMC stockholder meeting, BMC had 67,283,930 shares of BMC common stock and no shares of preferred stock issued and outstanding.

Builders FirstSource is authorized to issue 300,000,000 shares of common stock, par value $0.01, and 10,000,000 shares of preferred stock, par value $0.01.

As of the close of business on November 13, the record date of the BFS stockholder meeting, Builders FirstSource had 116,821,189 shares of BFS common stock and no shares of preferred stock issued and outstanding.

Rights of Preferred Stock

The BMC board of directors is authorized to issue preferred stock in one or more series, to establish the number of authorized shares of any such series (up to the maximum number of authorized shares of preferred stock) and to fix the voting powers, designations, powers and preferences, and relative, participating, optional or other special rights, of any such series, and any qualifications, limitations or restrictions thereof.

No shares of BMC preferred stock were outstanding as of the date of this joint proxy statement/prospectus.

The BFS charter adopts the provisions under the DGCL which provide that the BFS board of directors may provide for the issuance of all or any shares of preferred stock in one or more series and to fix for each such series of preferred stock the preferences, voting and other powers, and relative redemption rights, dividend rights, rights upon dissolution, conversion rights and other rights, and any such qualifications, limitations or restrictions thereof, of any series of preferred stock.

No shares of BFS preferred stock were outstanding as of the date of this joint proxy statement/prospectus.

BMC	Builders FirstSource
Voting Rights

Subject to the rights of any class or series of preferred stock, each holder of shares of BMC common stock is entitled to one vote in respect of each share of BMC common stock held by such holder on all matters on which the stockholders are generally entitled to vote.

The BMC bylaws provide that all matters other than the election of directors presented to BMC stockholders at a meeting at which a quorum is present will be determined by a majority of the votes present in person or represented by proxy at the meeting and entitled to vote on the subject matter (unless a different minimum vote is required by the BMC charter, the rules or regulations of any stock exchange applicable to BMC, or any law or regulation applicable to BMC or its securities).

Under the BMC charter, directors are elected by a plurality of the votes present in person or represented by proxy at the meeting and entitled to vote in the election of directors (see the section entitled “Comparison of Stockholders’ Rights—Election of Directors” beginning on page 190).

In addition, under the BMC bylaws, a majority in voting power of the shares of BMC common stock present in person or represented by proxy at a BMC stockholder meeting and entitled to vote thereat may adjourn the meeting.

In addition, certain greater votes are required to amend the BMC charter or bylaws as set forth in greater detail below.

Each holder of shares of BFS common stock is entitled to one vote for each share of BFS common stock held by the stockholder on the record date for any action, on all matters on which the stockholders are generally entitled to vote. Such right is subject to the voting rights of the holders of preferred stock, if any.

Generally, unless otherwise required by law or specified in the BFS charter or bylaws, the minimum number of votes necessary for stockholder actions other than the election of directors shall be the vote of the holders of a majority of the total number of votes of Builders FirstSource’s capital stock present in person or represented by proxy and entitled to vote at such meeting, voting as a single class.

Under the BFS bylaws, directors are elected by the vote of a majority of the votes cast, in person or by proxy, with respect to that director nominee’s election at any meeting for the election of directors at which a quorum is present, unless, as of a date that is five (5) business days in advance of the date Builders FirstSource files its definitive proxy statement with the SEC, the number of nominees for whom notice has been given exceeds the number of directors to be elected, in which case directors are elected by the vote of a plurality of the votes cast at such meeting.

In addition, certain greater votes are required to amend the BFS charter or bylaws as set forth in greater detail below.

Quorum
The BMC bylaws provide that, at any meeting of the stockholders, the presence in person or by proxy of a majority of the shares entitled to vote at the meeting constitutes a quorum.	The BFS bylaws provide that, at any meeting of the stockholders, the presence in person or by proxy of the holders of a majority of BFS capital stock issued and outstanding and entitled to vote thereat constitutes a quorum.
Stockholder Rights Plans
BMC currently has no stockholder rights plan. If the merger is not completed, the BMC board of directors retains the right to adopt a stockholder rights plan at a future date.	Builders FirstSource currently has no stockholder rights plan. While Builders FirstSource has no present intention to adopt a stockholder rights plan, the BFS board of directors retains the right to adopt a new plan at a future date.

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Stockholder Inspection Rights; Stockholder Lists

Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Chancery Court for an order to compel such inspection.

The BMC bylaws provide, in accordance with Delaware law, that a complete list of the stockholders entitled to vote at each meeting of stockholders, arranged in alphabetical order, with the address of each and the number of shares registered in the name of each, must be prepared and made available during ordinary business hours at least 10 days before every meeting of stockholders and open to examination during ordinary business hours by any stockholder for any purpose germane to the meeting.

Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Chancery Court for an order to compel such inspection.

The BFS bylaws provide, in accordance with Delaware law, that a complete list of the stockholders entitled to vote at each meeting of stockholders, arranged in alphabetical order, with the address of each and the number of shares registered in the name of each stockholder, must be prepared by or at the instance of the corporate secretary of Builders FirstSource and made available at least 10 days before every meeting of stockholders, and must at all times during ordinary business hours in said 10-day period and during the time of said meeting be open to examination by any stockholder.

Number of Directors
The BMC charter provides that, subject to the rights of any class or series of preferred stock to elect additional directors, the BMC board of directors has exclusive power to fix the number of directors by adopting a resolution approved by a majority of the BMC board of directors. There are currently ten BMC directors.

General

The BFS charter provides for a minimum of three and a maximum of thirteen directors. The exact number of directors is fixed by resolution adopted by a majority vote of the entire board. There are currently ten members of the BFS board of directors.

Number of Directors following the Merger

The merger agreement provides that, effective upon the merger, the BFS board of directors will be comprised of twelve directors, of which seven directors shall be designated by Builders FirstSource and five directors shall be designated by BMC. Please see also the section entitled “The Merger—Governance of the Combined Company” beginning on page 131.

Election of Directors
The BMC charter and bylaws provide that directors are elected by a plurality of the votes present in person or represented by proxy at the meeting and	The BFS charter provides that duly elected directors will hold office for three-year terms until the annual meeting for the year in which his or her term expires

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entitled to vote in the election of directors.

The BMC charter provides that each director shall hold office until the annual meeting of stockholders for the year in which such director’s term expires and a successor is duly elected and qualified, subject to prior resignation, death or removal.

and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification, or removal from office.

The BFS bylaws provide that directors are generally elected by a majority of the votes cast. This means that for a director to be elected, the number of votes cast “for” such director’s election must exceed the number of votes cast “against” such director’s election, and an abstention or a broker non-vote will not count as a vote “for” or “against” a director’s election.

Notwithstanding the foregoing general voting requirement, the BFS bylaws state that directors will be elected by a plurality of the votes cast at any meeting at which a quorum is present for which, as of a date that is five business days in advance of the date Builders FirstSource files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the SEC, the number of nominees for whom notice has been given exceeds the number of directors to be elected (i.e., a contested election). If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Classified Board
The BMC charter provides that the BMC board of directors shall be divided into three classes, designated as Class I, Class II and Class III. The BMC charter provides that directors elected to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting after their election and until their respective successors shall have been duly elected and qualified.

The BFS charter provides that the board of directors shall be divided into three staggered classes, with each class serving a three-year term and consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors.

For additional information regarding the directors that will comprise each class of directors of Builders FirstSource at the effective time, please see the section entitled “The Merger-Governance of the Combined Company” beginning on page 131.

Filling Vacancies and Newly Created Directorships on the Board of Directors

The BMC charter provides that any vacancy in the BMC board of directors resulting from the death, resignation, disqualification or removal of any director, or any newly created directorship resulting from an increase in the authorized number of directors, will be filled only by resolution of a majority of the directors then in office, although less than a quorum, or by a sole remaining director (if

The BFS charter provides that any newly created directorship in the BFS board of directors may be filled only by a majority of the Board of Directors then in office, provided that a quorum is present. Any other vacancy will be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (if applicable).

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applicable). No decrease in the number of authorized directors constituting the BMC board of directors will shorten the term of any incumbent director.
Cumulative Voting
The BMC charter and bylaws do not provide for cumulative voting.	The BFS charter and bylaws do not provide for cumulative voting.
Removal of Directors
The BMC charter provides that, subject to the rights of any class or series of preferred stock, directors may only be removed for cause and only upon the affirmative vote of stockholders representing at least a majority of the voting power of the then-outstanding shares of stock entitled to vote generally in the election of directors.	Under the BFS charter, directors of a corporation may be removed, only for cause, by the affirmative vote of the holders of a majority of Builders FirstSource’s then outstanding capital stock entitled to vote generally in the election of directors.

Director Nominations by Stockholders

The BMC bylaws provide that a stockholder must give advance written notice to BMC of a director nomination. The notice must be in writing and received by the corporate secretary by the date not less than 90 days, nor more than 120 days, prior to the first anniversary of the preceding year’s annual meeting, except that, if and only if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, or if no annual meeting was held in the preceding year, to be timely, notice by the stockholder must be so delivered not more than the 120 days prior to such current year’s annual meeting and not less than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The voting requirements for election of directors are discussed above (see the section entitled “Comparison of Stockholders’ Rights—Election of Directors” beginning on page 190).

Any stockholder notice relating to the nomination of directors must contain:

•   all information relating to such stockholder’s nominee(s) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies or consents for a contested election of directors (even if an election contest or proxy solicitation is not involved), or is otherwise required, pursuant to Section 14

The BFS bylaws provide that a stockholder must give advance written notice to Builders FirstSource of a director nomination. The notice must be in writing and delivered to or mailed and received at the principal executive offices of Builders FirstSource not less than 90 days, nor more than 120 days, prior to the anniversary date of the annual meeting for the immediately preceding year, except that in the event (i) that the date of the current year’s annual meeting is not within 30 days before or after such anniversary date or (ii) of a special meeting of stockholders called for the purpose of electing directors, notice must be so received not later than the close of business on the 10th day following the day on which the notice of the date of the meeting was mailed or the public disclosure of the date of the meeting was made, whichever first occurs. The voting requirements for election of directors are discussed above (see the section entitled “Comparison of Stockholders’ Rights—Election of Directors” beginning on page 190).

Any stockholder notice relating to the nomination of directors must contain:

•   the name, age, business address, and residence address of the nominated director;

•   the principal occupation or employment of the nominated director;

•   the class or series and number of shares of capital stock of Builders FirstSource that are owned beneficially or of record by the nominated director;

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of the Exchange Act, and the rules and regulations promulgated thereunder;

•   such nominee’s consent to being named in the proxy statement as a nominee and to serving as a director if elected, and a written representation and agreement that the person currently intends to serve as a director for the full term for which such person is standing for election or reelection;

•   such nominee’s completed and signed questionnaire, and the written representation and agreement, required to be submitted by nominees pursuant to Section 11(e) of ARTICLE II of the BMC bylaws;

•   the name and address of such stockholder, as they appear in BMC’s books and the name and address of the beneficial owner on whose behalf the nomination is made;

•   the class or series and number of shares of BMC which are owned beneficially and of record by such stockholder, the beneficial owner on whose behalf the nomination is made and any applicable “control person.” With respect to a stockholder or beneficial owner that is an entity, a “control person” means each director, executive, managing member or control person of such entity;

•   a description of all arrangements or understandings between or among such stockholder, the beneficial owner on whose behalf the nomination is made, any applicable control person and any other person or entity (including their names) in connection with the nomination;

•   a description of any derivative positions (including short positions, profits interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that have been entered into as of the date of the stockholder’s notice by or on behalf of such stockholder, the beneficial owner on whose behalf the nomination is made and any applicable

•   any other information relating to the nominated director that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, as amended, and the rules and regulations promulgated thereunder;

•   a statement whether such nominee, if elected, intends to tender, promptly following such nominee’s election or re-election, an irrevocable resignation effective upon such nominee’s failure to receive the required vote for re-election at the next meeting at which such nominee would face re-election and, upon acceptance of such resignation by the board of directors, resign in accordance with Builders FirstSource’s director resignation policy;

•   the name and record address of such stockholder making the nomination;

•   the class or series and number of shares of capital stock of Builders FirstSource that are owned beneficially or of record by such stockholder making the nomination;

•   a description of all arrangements or understandings between such stockholder making the nomination and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

•   a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

•   any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

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control person, with respect to securities of BMC;

•   a representation that the stockholder is a holder of record of BMC entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make such nomination;

•   a representation as to whether such stockholder or the beneficial owner on whose behalf the nomination is made, if any, intends or is part of a group which intends, to (a) deliver a proxy statement and/or form of proxy to the holders of shares representing at least 50% of BMC’s outstanding capital stock entitled to vote in the election of directors or (b) otherwise solicit proxies or votes from stockholders in support of the nomination; and

•   any other information relating to such stockholder, beneficial owner on whose behalf the nomination is made, if any, or control person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such stockholder or beneficial owner in support of the nomination to be brought before the meeting pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Stockholder Proposals
The BMC bylaws provide that a stockholder must give advance written notice to BMC of any proposal for business to be transacted at an annual meeting of stockholders. The notice must be in writing and received by the corporate secretary by the date not less than 90 days, nor more than 120 days, prior to the first anniversary of the preceding year’s annual meeting; except that if and only if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, or if no annual meeting was held in the preceding year, to be timely, notice by the stockholder must be so delivered not before the 120th day prior to such current year’s annual meeting and not later than the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which	The BFS bylaws provide that a stockholder must give advance written notice to Builders FirstSource of any proposal for business to be transacted at an annual meeting of stockholders. The notice must be in writing and must be delivered to or mailed and received at the principal executive offices of Builders FirstSource by the date not less than 90 days, nor more than 120 days, prior to the anniversary date of the immediately preceding annual meeting; except that in the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be received no later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

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public announcement of the date of such meeting is first made.

Any stockholder notice with respect to a matter other than the nomination of directors must contain:

•   a brief description of the business desired to be brought before the annual meeting (including the specific text of any resolutions or actions proposed for consideration and, if such business includes a proposal to amend BMC’s bylaws, the specific language of the proposed amendment);

•   the reasons for conducting such business at the annual meeting;

•   any substantial interest (within the meaning of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner, if any, on whose behalf the business is proposed;

•   the name and address of such stockholder, as they appear in BMC’s books, and the name and address of the beneficial owner on whose behalf the business is proposed;

•   the class or series and number of shares of BMC stock which are owned beneficially and of record by such stockholder and the beneficial owner on whose behalf the business is proposed and any applicable control person as of the date of the notice;

•   a description of all arrangements or understandings between or among such stockholder and the beneficial owner on whose behalf the business is proposed, any applicable control person and any other person or entity in connection with the proposal of such business;

•   a description of any derivative positions (including short positions, profits interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that have been entered into as of the date of the stockholder’s notice by or on behalf of such stockholder, the beneficial owner on whose behalf the business is proposed or any applicable

Any stockholder notice with respect to a matter other than the nomination of directors must contain:

•   a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•   the name and record address of such stockholder;

•   the class or series and number of shares of capital stock of Builders FirstSource that are owned beneficially or of record by such stockholder;

•   a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, and any material interest of such stockholder in such business; and

•   a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

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control person, with respect to securities of BMC;

•   a representation that the stockholder is a holder of record of BMC entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such business;

•   a representation as to whether such stockholder or the beneficial owner on whose behalf the business is proposed, if any, intends, or is part of a group which intends, to (a) deliver a proxy statement and/or form of proxy to holders of at least the percentage of BMC’s outstanding capital stock required to approve the proposal or (b) otherwise solicit proxies or votes from stockholders in support of the proposal; and

•   any other information relating to such stockholder or the beneficial owner on whose behalf the business is proposed, if any, that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such stockholder or beneficial owner in support of the business proposed to be brought before the meeting pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Stockholder Action by Written Consent
The BMC charter provides that any action required or permitted to be taken by BMC stockholders may be effected only at a duly called annual or special meeting of stockholders, and specifically denies the power of stockholders to consent in writing without a meeting.	The BFS charter provides that no action will be taken by stockholders except at an annual or special meeting of stockholders and that BFS stockholders may not take any action by written consent.

Certificate of Incorporation Amendments
The BMC charter may be amended in accordance with the manner provided therein and by the DGCL. The BMC charter provides that BMC reserves the right to amend, alter, change or repeal any provision contained in the charter as prescribed by the DGCL, and all rights conferred on the stockholders are granted subject to this reservation.

Under Section 242 of the DGCL, the certificate of incorporation may generally be amended upon a resolution of the board of directors and approved by the holders of a majority in voting power of the outstanding shares entitled to vote.

Whenever the certificate of incorporation requires a vote of a greater number or proportion than is required by this section, then the provision of the

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The BMC charter provides that the affirmative vote of at least 66 2/3% of the voting power of all outstanding shares of the voting stock, voting together as a single class, is required to alter, amend, repeal or adopt any provision contained in or inconsistent with:

•   Article Six of the charter (board of directors);

•   Article Seven of the charter (limitation of liability for directors);

•   Article Eight of the charter (action by written consent and special meetings of stockholders);

•   Article Nine of the charter (business combination restrictions);

•   Article Ten of the charter (amendments to the charter and bylaws); or

•   Article Eleven of the charter (exclusive forum).

certificate of incorporation requiring such greater vote shall not be altered, amended or repealed except by such greater vote. The BFS charter provides that the affirmative vote of 66.67% of the voting power of the shares entitled to vote at an election of directors is required to amend, alter, change or repeal Articles FIFTH (board of directors), TENTH (indemnification) and TWELFTH (amendments to the charter) of the BFS charter.

Bylaw Amendments

The BMC charter provides that the BMC board of directors may amend, alter or repeal existing bylaws, or adopt new bylaws.

In addition, the BMC charter provides that the bylaws may be amended, altered or repealed or new bylaws made by the affirmative vote of at least 66 2/3% of the voting power of all then-outstanding shares of the voting stock, voting together as a single class.

The BFS charter provides that any provision in the BFS bylaws that provides for more than a majority vote for any action may only be amended or repealed by a supermajority vote equal to the supermajority vote called for in such provision. The BFS bylaws expressly authorize the BFS board of directors to alter, amend or repeal, in whole or in part, the BFS bylaws. In the case of any amendment of the BFS bylaws adopted by the stockholders, the affirmative vote of the holders of 66.67% of the outstanding shares of capital stock entitled to vote is required to alter, amend or repeal, in whole or in part, (i) Sections 2, 3, 5, 7 and 8 of Article II (meetings of stockholders), (ii) Sections 1, 2, and 3 of Article III (directors), and (iii) Article VIII (indemnification).

Special Meetings of Stockholders

The BMC charter provides that, subject to the rights of any class or series of preferred stock, special meetings of stockholders may be called only by or at the direction of the BMC board of directors pursuant to a written resolution adopted by a majority of the total number of directors that BMC would have if there were no vacancies.

At a special meeting of stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

The BFS charter and bylaws provide that a special meeting of the stockholders will be held at the request of:

•   the chairman of the BFS board of directors, if there is one, or the chief executive officer;

•   the BFS board of directors;

•   a committee of the BFS board of directors that has been duly designated by the BFS board of directors and whose powers and

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authority include the power to call such meetings; or

•   by any officer of BFS at the request, in writing, of the BFS board of directors or of a committee of the BFS board of directors that has been duly designated by the BFS board of directors and whose powers and authority include the power to call such meetings,

At a special meeting of stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

The ability of the stockholders to call a special meeting of stockholders is specifically denied.

Notice of Meetings of Stockholders
The BMC bylaws and the DGCL provide that notice of each meeting of stockholders, stating the place, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if different from the date for determining entitlement to notice of such meeting) and, for special meetings, the purpose of such special meeting, must be given to each stockholder entitled to notice no less than 10 nor more than 60 days before the date of the meeting.	Under the BFS bylaws and the DGCL, notice of each meeting of stockholders, stating the place, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if different from the date for determining entitlement to notice of such meeting) and, in the case of a special meeting, the purpose for which the meeting is called, must be given to each stockholder entitled to vote and to each stockholder entitled to notice by law no less than 10 but not more than 60 days before the date of the meeting.

Dividends
The BMC charter provides that, subject to the rights of any class or series of preferred stock, the BMC board of directors may from time to time declare dividends and other distributions of cash, securities or other property of BMC that are legally available therefor.	Subject to any preference rights of holders of BFS preferred stock, the holders of shares of BFS common stock shall be entitled to receive such dividends and other distributions in cash, stock, or property of Builders FirstSource when, as, and if declared thereon by the BFS board of directors from time to time out of assets or funds of Builders FirstSource legally available therefor.

Limitation of Personal Liability of Directors

Under Section 102(b)(7) of the DGCL, a certificate of incorporation may eliminate or limit the liability of a director for monetary damages, so long as it does not eliminate or limit the liability of a director:

•   for any breach of the director’s duty of loyalty to the corporation or its stockholders;

Under Section 102(b)(7) of the DGCL, a certificate of incorporation may eliminate or limit the liability of a director for monetary damages, so long as it does not eliminate or limit the liability of a director:

•   for any breach of the director’s duty of loyalty to the corporation or its stockholders;

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•   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•   under Section 174 of the DGCL (i.e., for unlawful payment of dividends or unlawful purchase or redemption of stock); or

•   for any transaction from which the director derived an improper personal benefit.

The BMC charter adopts the DGCL provisions governing the limitation of personal liability of directors for monetary damages arising from a breach of fiduciary duty as a director.

•   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•   under Section 174 of the DGCL (i.e., for unlawful payment of dividends or unlawful purchase or redemption of stock); or

•   for any transaction from which the director derived an improper personal benefit.

The BFS charter adopts this standard. The BFS charter further provides that if the DGCL is amended after the date of the BFS charter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Builders FirstSource, in addition to the limitation on personal liability provided in the BFS charter, shall be limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Directors and Officers

The BMC bylaws provide that BMC will indemnify to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment authorizes the further elimination or limitation of liability of directors), any person in any actual, threatened or pending action, suit, arbitration, investigation or other proceeding by reason of the fact that such person is or was a director or officer of BMC or, while a director of officer of BMC, is or was serving at the request of BMC as a director, officer, partner, member, trustee or other administrator, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise, except that BMC will not be obligated to indemnify any such person in connection with a proceeding initiated by such person unless such proceeding was authorized by the BMC board, subject to exceptions set forth in the BMC bylaws. The BMC bylaws also provide that indemnitees have the right to be paid by BMC the expenses incurred in defending any such proceeding in advance of its final disposition so long as the indemnitee delivers an undertaking to repay the advanced amounts if it is ultimately determined by final judicial decision from which there is no further right of appeal that the indemnitee is not entitled to indemnification for such expenses.

The BFS charter provides that Builders FirstSource will indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification will continue as to a person who has ceased to be a director or officer of Builders FirstSource and inure to the benefit of his or her heirs, executors, and personal and legal representatives. Builders FirstSource will not be obligated to indemnify any director or officer (or his or her heirs, executors, or personal or legal representatives) in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the board of directors, except for proceedings to enforce rights to indemnification.

Any indemnification will be made by Builders FirstSource only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination:

•   by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum;

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•   by a committee of such directors designated by a majority vote of such directors, even though less than a quorum;

•   if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

•   by the stockholders.

Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of Builders FirstSource.

To the extent, however, that a present or former director or officer of Builders FirstSource has been successful on the merits or otherwise in defense of any action, suit, or proceeding described above, or in defense of any claim, issue, or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit, or proceeding shall be paid by BFS in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by BFS, which expenses (including attorneys’ fees incurred by former directors and officers) may be so paid upon such terms and conditions, if any, as BFS deems appropriate.

Change of Control Laws
Section 203 of the DGCL generally prohibits certain transactions between a Delaware corporation and an “interested stockholder.” However, these restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the DGCL. In the BMC charter, BMC expressly elects not to be governed by Section 203 of the DGCL.	The BFS charter expressly provides that Builders FirstSource is not to be governed by the provisions of Section 203 of the DGCL.

BMC	Builders FirstSource

The BMC charter includes anti-takeover provisions that are substantially similar in effect to Section 203 of the DGCL. The BMC charter prohibits certain business combinations between an interested stockholder and BMC for a period of three years after the date on which the stockholder became an interested stockholder, unless: (i) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the BMC board of directors; (ii) the interested stockholder acquired at least 85% of the voting stock of BMC in the transaction in which the stockholder became an interested stockholder, excluding shares held by BMC’s directors, officers and certain employee stock plans; or (iii) at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by a majority of the BMC board of directors and authorized by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of BMC not owned by the interested stockholder. An “interested stockholder” for these purposes includes a beneficial owner of 15% or more of the outstanding voting stock of BMC or an affiliate or associate of BMC that was the beneficial owner of 15% or more of the outstanding voting stock of BMC at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. Notwithstanding the foregoing, the application of these restrictions are modified for certain grandfathered stockholders, other persons who would otherwise be interested stockholders because of a transfer, sale, assignment, conveyance, hypothecation, encumbrance or other disposition of 5% or more of the outstanding voting stock of BMC by any grandfathered stockholder to such persons and other persons whose ownership exceeds the 15% limitation solely as a result of any action taken by BMC.

Forum Selection

The BMC charter provides that unless BMC consents in writing to the selection of an alternative forum, the state courts located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action brought

The BFS bylaws provide that, unless Builders FirstSource consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action brought on behalf of Builders FirstSource, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or

BMC	Builders FirstSource
on behalf of BMC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of BMC to BMC or BMC stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the BMC charter or the BMC bylaws or (iv) any action asserting a claim against BMC or its directors, officers or employees which is governed by the internal affairs doctrine.	former director, officer, stockholder, employee or other agent of Builders FirstSource to Builders FirstSource or BFS stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the BFS charter or the BFS bylaws, or (iv) any action asserting a claim against Builders FirstSource or its directors, officers or employees which is governed by the internal affairs doctrine. In the event the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the sole and exclusive forum for such action shall be another state or federal court located within the State of Delaware, as applicable.

NO APPRAISAL RIGHTS

Appraisal rights are statutory rights that, if available under applicable law, enable stockholders or a corporation to dissent from an extraordinary transaction, such as the merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to the stockholders in connection with the transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL.

Holders of BMC common stock will not have rights to an appraisal of the fair value of their shares regardless of whether they vote for or against the merger (or abstain or do not cast a vote). Under the DGCL, appraisal rights are not available for shares of any class or series of stock, which stock, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders or act upon an agreement of merger or consolidation, is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above, or any combination of the foregoing. Because BMC common stock was listed on Nasdaq, a national securities exchange, on the record date, and holders of shares of BMC common stock will receive only a combination of shares of BFS common stock, which is listed on Nasdaq, and, if applicable, cash in lieu of fractional shares, BMC stockholders will not be entitled to appraisal rights in connection with the merger.

Because the merger is of Merger Sub with and into BMC, BFS is not a constituent entity to the merger, and holders of BFS common stock will continue to hold their shares following the completion of the merger and are not entitled to appraisal rights in connection with the merger.

For information about voting at the applicable stockholder meeting, please see the sections entitled “The BFS Stockholder Meeting” and “The BMC Stockholder Meeting” beginning on pages 59 and 69, respectively. For information about the principal holders of the voting securities of Builders FirstSource and BMC, please see the sections entitled “Certain Beneficial Owners of BFS Common Stock” and “Certain Beneficial Owners of BMC Common Stock” beginning on pages 206 and 208, respectively. For information regarding persons who will serve as directors and executive officers of Builders FirstSource following the merger, please see the section entitled “The Merger—Governance of the Combined Company” beginning on page 131 and the information included in Builders FirstSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and BMC’s Annual Report on Form 10-K for the year ended December 31, 2019, each of which is incorporated by reference into this joint proxy statement/prospectus.

LEGAL MATTERS

The validity of the shares of BFS common stock offered hereby will be passed upon for Builders FirstSource by Skadden. Certain U.S. federal income tax consequences relating to the transactions will be passed upon for Builders FirstSource by Skadden and for BMC by Simpson Thacher.

EXPERTS

Builders FirstSource

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this joint proxy statement/prospectus by reference to Builders FirstSource’s Annual Report on Form 10-K for the year ended December 31, 2019, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

BMC

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this joint proxy statement/prospectus by reference to BMC’s Annual Report on Form 10-K for the year ended December 31, 2019, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CERTAIN BENEFICIAL OWNERS OF BFS COMMON STOCK

The following tables set forth certain information with respect to the beneficial ownership of BFS common stock as of the close of business on November 13, 2020 (except as noted in the footnotes below) by: each current director on the BFS board of directors; each named executive officer appearing in the Builders FirstSource’s Definitive Proxy Statement on Schedule 14A for Builders FirstSource’s 2020 Annual Meeting filed with the SEC on April 28, 2020; all current directors on the BFS board of directors and executive officers as a group; and any person who is known by Builders FirstSource to beneficially own more than 5% of the issued and outstanding shares of BFS common stock based on Builders FirstSource’s review of the reports regarding ownership of BFS common stock filed with the SEC in accordance with Sections 13(d) and 13(g) of the Exchange Act.

Security Ownership of Builders FirstSource’s Directors and Executive Officers

The following table shows the amount of BFS common stock beneficially owned (unless otherwise indicated) by Builders FirstSource’s named executive officers, Builders FirstSource’s directors and all of Builders FirstSource’s current executive officers and directors as a group. Except as otherwise indicated, all information listed below is as of November 13, 2020.

Name of Beneficial Owner(1)	Number of Shares of BFS Common Stock Beneficially Owned(2)	Percent of Class(3)
Paul S. Levy(4)(5)	1,151,462	*
Daniel Agroskin(4)(5)	29,858	*
David A. Barr(5)	101,791	*
Cleveland A. Christophe(5)	33,497	*
Janice L. Davis(5)	12,806	*
W. Bradley Hayes(5)	11,692	*
Brett N. Milgrim(5)	63,512	*
Craig A. Steinke(5)	110,205	*
Floyd F. Sherman(5)	110,940	*
M. Chad Crow	156,060	*
Peter M. Jackson	—	*
David E. Rush	31,299	*
Scott L. Robins	27,867	*
Donald F. McAleenan	140,646	*
All current directors and executive officers as a group (14 persons)	1,981,635	1.7%

*	Less than 1% of the shares of BFS common stock issued and outstanding.

(1)	Unless otherwise indicated, the business address of each person named in the table is Builders FirstSource, Inc., 2001 Bryan Street, Suite 1600, Dallas, Texas 75201.
(2)

All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the SEC or information provided to Builders FirstSource by such beneficial owners. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of BFS common stock shown as beneficially owned by them, subject to community property laws.

(3)

On November 13, 2020, there were 116,821,189 shares of BFS common stock issued and outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act. Shares not outstanding that are subject to options exercisable by the holder thereof within 60 days, shares due upon vesting of restricted stock units within 60 days, shares deferred pursuant to vested restricted stock units, and shares eligible for issuance pursuant to the non-employee director deferred compensation plan that may be distributed within 60 days are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage of any other person.

(4)	The business address for Messrs. Levy and Agroskin is 245 Park Avenue, Suite 1601, New York, New York 10167.
(5)

Includes 5,840 shares of BFS common stock issuable upon conversion of restricted stock units that vest on the earlier of the first anniversary of the grant date or upon the director’s cessation of service due to death, disability, or retirement.

Security Ownership of Other Beneficial Owners

Based on information available to Builders FirstSource as of November 13, 2020, Builders FirstSource knew of no person who beneficially owned more than 5% of the issued and outstanding shares of BFS common stock, except as set forth below:

Name of Beneficial Owner	Number of Shares of BFS Common Stock Beneficially Owned(1)	Percent of Class(2)
BlackRock, Inc.(3)	14,502,270	12.4%
The Vanguard Group, Inc.(4)	12,482,341	10.7%
Conifer Management, L.L.C.(5)	6,819,640	5.8%

(1)

All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the SEC or information provided to Builders FirstSource by such beneficial owners.

(2)	On November 13, 2020, there were 116,821,189 shares of BFS common stock issued and outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act.
(3)

Based on a Schedule 13G/A filed by BlackRock, Inc., which is referred to as BlackRock, on September 9, 2020, with the SEC, which indicates that BlackRock exercises sole voting power over 14,147,524 of the securities and sole dispositive power over 14,502,270 of the securities. BlackRock listed its address as 55 East 52nd Street, New York, New York 10055.

(4)

Based on a Schedule 13G/A filed by The Vanguard Group, Inc., which is referred to as Vanguard, on February 12, 2020, with the SEC, which indicates that Vanguard exercises sole voting power over 233,337 of the securities, sole dispositive power over 12,236,656 of the securities and shared dispositive power over 217,095 of the securities. Vanguard Investments Australia, Ltd., a wholly owned subsidiary of Vanguard, was reported as the beneficial owner of 44,832 of the securities. Vanguard listed its address as 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(5)

Based on a Schedule 13G filed by Conifer Management, L.L.C., which is referred to as Conifer, on February 14, 2020, with the SEC, which indicates that Conifer exercises sole voting and dispositive power over 6,819,640 of the securities. Conifer listed its address as 9 West 57th Street, Suite 5000, New York, New York 10019-2701.

CERTAIN BENEFICIAL OWNERS OF BMC COMMON STOCK

The following tables set forth certain information with respect to the beneficial ownership of BMC common stock as of the close of business on November 13, 2020 (except as noted in the footnotes below) by: each current director on the BMC board of directors; each named executive officer of BMC; all current directors on the BMC board of directors and executive officers as a group; and any person who is known by BMC to beneficially own more than 5% of the issued and outstanding shares of BMC common stock based on BMC’s review of the reports regarding ownership of BMC common stock filed with the SEC in accordance with Sections 13(d) and 13(g) of the Exchange Act.

Security Ownership of BMC’s Directors and Executive Officers

The following table shows the amount of BMC common stock beneficially owned (unless otherwise indicated) by BMC’s named executive officers, BMC’s directors and all of BMC’s current executive officers and directors as a group. Except as otherwise indicated, all information listed below is as of November 13, 2020.

Name of Beneficial Owner(1)	Number of Shares of BMC Common Stock Beneficially Owned(2)	Percent of Class(3)
David E. Flitman	74,076	*
James F. Major, Jr.(4)	166,438	*
Michael Farmer(5)	11,721	*
Timothy D. Johnson	4,019	*
Mark A. Alexander	13,974	*
Cheemin Bo-Linn	5,308	*
Cory J. Boydston	11,161	*
Henry Buckley	13,974	*
David W. Bullock	69,616	*
David L. Keltner	37,010	*
Michael T. Miller	34,689	*
James O’Leary	44,689	*
Carl R. Vertuca, Jr.(6)	24,771	*
Lisa M. Hamblet(7)	19,212	*
Michael P. McGaugh(8)	–	*
All current directors and executive officers as a group (13 persons)	511,446	*

*	Less than 1% of the shares of BMC common stock issued and outstanding.

(1)	The address of each person named in the table is c/o BMC Stock Holdings, Inc., 4800 Falls of Neuse Road, Suite 400, Raleigh, North Carolina 27609.
(2)

All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the SEC or information provided to BMC by such beneficial owners. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of BMC common stock shown as beneficially owned by them, subject to community property laws.

(3)

On November 13, 2020, there were 67,283,930 shares of BMC common stock issued and outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act. Shares not outstanding that are subject to options exercisable by the holder thereof within 60 days, shares due upon vesting of restricted stock units within 60 days, shares deferred pursuant to vested restricted stock units, and shares eligible for issuance pursuant to the non-employee director deferred compensation plan that may be distributed within 60 days are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage of any other person.

(4)	Includes 79,177 shares of BMC common stock issuable upon exercise of existing options that have vested.

(5)	Includes 5,081 shares of BMC common stock issuable upon exercise of existing options that have vested.
(6)	Includes 5,000 shares of BMC common stock held by MJR Ventures, LLC, for whom Mr. Carl R. Vertuca, Jr. has sole dispositive and voting power.
(7)

Ms. Hamblet served as BMC’s executive vice president, marketing, pro remodeling, and eBusiness, until December 31, 2019 and is included in this table pursuant to SEC rules. Ms. Hamblet’s beneficial ownership information is based on information provided to BMC by Ms. Hamblet. Ms. Hamblet is not included in the amounts shown above for all current directors and executive officers as a group.

(8)

Mr. McGaugh served as BMC’s executive vice president and chief operating officer until March 11, 2019 and is included in this table pursuant to SEC rules. Mr. McGaugh’s beneficial ownership information is based on information provided to BMC by Mr. McGaugh. Mr. McGaugh is not included in the amounts shown above for all current directors and executive officers as a group.

Security Ownership of Other Beneficial Owners

Based on information available to BMC as of November 13, 2020, BMC knew of no person who beneficially owned more than 5% of the issued and outstanding shares of BMC common stock, except as set forth below:

Name of Beneficial Owner	Number of Shares of BMC Common Stock Beneficially Owned(1)	Percent of Class(2)
Coliseum Capital Management, LLC(3)	6,408,818	9.5%
BlackRock, Inc.(4)	5,695,838	8.5%
Dimensional Fund Advisors LP(5)	3,820,366	5.7%
The Vanguard Group(6)	3,735,729	5.6%

(1)	All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the SEC or information provided to BMC by such beneficial owners.
(2)

On November 13, 2020, there were 67,283,930 shares of BMC common stock issued and outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act. Shares not outstanding that are subject to options exercisable by the holder thereof within 60 days, shares due upon vesting of restricted stock units within 60 days, shares deferred pursuant to vested restricted stock units, and shares eligible for issuance pursuant to the non-employee director deferred compensation plan that may be distributed within 60 days are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage of any other person.

(3)

Based on a Schedule 13D/A filed by Coliseum Capital Management, LLC, which is referred to as Coliseum, on September 14, 2020, with the SEC, which indicates that Coliseum exercises shared voting power over 6,408,818 of the securities and shared dispositive power over 6,408,818 of the securities. Coliseum listed its address as 105 Rowayton Avenue, Rowayton, Connecticut 06853.

(4)

Based on a Schedule 13G/A filed by BlackRock, Inc., which is referred to as BlackRock, on February 5, 2020, with the SEC, which indicates that BlackRock exercises sole voting power over 5,376,257 of the securities and sole dispositive power over 5,695,838 of the securities. BlackRock listed its address as 55 East 52nd Street, New York, New York 10055.

(5)

Based on a Schedule 13G filed by Dimensional Fund Advisors LP, which is referred to as Dimensional, on February 12, 2020, with the SEC, which indicates that Dimensional exercises sole voting power over 3,700,201 of the securities and sole dispositive power over 3,820,366 of the securities. Dimensional listed its address as Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(6)

Based on a Schedule 13G filed by The Vanguard Group, which is referred to as Vanguard, on February 11, 2020, with the SEC, which indicates that Vanguard exercises sole voting power over 65,839 of the securities, shared voting power over 22,726 of the securities, sole dispositive power over 3,656,924 of the securities and shared dispositive power over 78,805 of the securities. Vanguard listed its address as 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

STOCKHOLDER PROPOSALS

Builders FirstSource

Builders FirstSource will hold a regular annual meeting of stockholders in 2021 regardless of whether the merger is completed.

A BFS stockholder who intends to nominate a person for election to the BFS board of directors or to present a proposal for consideration at the 2021 annual meeting of BFS stockholders must, in either case, deliver written notice of such nomination or proposal to Builders FirstSource’s corporate secretary at Builders FirstSource, Inc., 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, which notice must be received within the applicable timeframe described below and include all of the specific information or other documents required by Builders FirstSource’s bylaws, and otherwise must comply with the requirements set forth in Builders FirstSource’s bylaws and, if applicable, with SEC regulations.

Any BFS stockholder who intends to present a proposal at the Builders FirstSource 2021 annual meeting of stockholders:

•	must have submitted any proposal for inclusion in Builders FirstSource’s proxy materials for that meeting pursuant to Rule 14a-8 under the Exchange Act on or before January 7, 2021; or

•

must have submitted, on or after February 17, 2021, but no later than March 19, 2021, any proposal for directors to be nominated or other proposals to be properly presented at Builders FirstSource’s 2021 annual meeting that are not to be included in Builders FirstSource’s proxy statement for the 2021 annual meeting.

If, however, Builders FirstSource’s 2021 annual meeting of stockholders is called for a date that is not within 30 days before or after June 17, 2021, notice must be received by Builders FirstSource’s Corporate Secretary at 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, no later than the close of business on the tenth day following the first to occur of the day on which such notice of the date of the 2021 annual meeting was mailed or the day on which such public disclosure of the date of the 2021 annual meeting was made.

Builders FirstSource refers stockholders intending to submit a nomination or proposal to Builders FirstSource’s bylaws for more detailed information, which are incorporated by reference into this joint proxy statement/prospectus. A nomination or proposal submitted by a stockholder that does not supply adequate information about a nominee or proposal and the stockholder submitting the nomination or proposal, or that does not comply with Builders FirstSource’s bylaws, will be disregarded. Further, any proxy granted with respect to the 2021 annual meeting of stockholders will confer discretionary authority to vote with respect to a nomination or proposal submitted by a stockholder if notice of such nomination or proposal is not received by Builders FirstSource’s corporate secretary within the applicable timeframe described above. Please see the section entitled “Where You Can Find More Information” beginning on page 213.

BMC

BMC currently does not expect to hold its 2021 annual meeting of stockholders except to the extent required by applicable law and the rules of Nasdaq.

A BMC stockholder who intends to nominate a person for election to the BMC board of directors or to present a proposal for consideration at the 2021 annual meeting of BMC stockholders must, in either case, deliver written notice of such nomination or proposal to BMC’s corporate secretary at BMC Stock Holdings, Inc., 4800 Falls of Neuse Road, Suite 400, Raleigh, North Carolina 27609, which notice must be received within the applicable timeframe described below and include all of the specific information or other documents required by BMC’s bylaws, and otherwise must comply with the requirements set forth in BMC’s bylaws and, if applicable, with SEC regulations.

Any BMC stockholder who intends to present a proposal at the 2021 annual meeting of BMC stockholders must:

•

with respect to proposals submitted for inclusion in BMC’s proxy materials for that meeting pursuant to Rule 14a-8 under the Exchange Act, submit such proposal no later than the close of business on November 27, 2020; or

•

with respect to proposals for directors to be nominated or other proposals to be properly presented at BMC’s 2021 annual meeting that are not to be included in BMC’s proxy materials for the 2021 annual meeting, notify BMC’s corporate secretary in writing not earlier than January 14, 2021 and not later than February 13, 2021; such stockholder’s notice of the proposal must set forth certain information specified in BMC’s bylaws, and BMC will not be required to include the proposal in BMC’s proxy materials.

If, however, the 2021 annual meeting of BMC stockholders is called for a date that is not within 30 days before or after May 14, 2021, such stockholder’s notice must be delivered not more than 120 days prior to the date of the 2021 annual meeting of BMC stockholders and not less than the later of (i) the tenth day following the day the public announcement of the date of the 2021 annual meeting of BMC stockholders is first made by BMC or (ii) the date which is 90 days prior to the date of such annual meeting.

BMC refers stockholders intending to submit a nomination or proposal at the 2021 annual meeting of BMC stockholders to BMC’s bylaws for more detailed information. A nomination or proposal submitted by a stockholder that does not comply with the requirements set forth in BMC’s bylaws or SEC regulations, as applicable, will be disregarded. Further, if such stockholder (or a representative thereof) does not appear at the 2021 annual meeting of BMC stockholders to present such stockholder’s nomination or proposal, such nomination shall be disregarded and such other business shall not be transacted, notwithstanding that proxies in respect of the vote on such nomination or proposal may have been received by BMC. Please see the section entitled “Where You Can Find More Information” beginning on page 213.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy the delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. As permitted by the Exchange Act, only one copy is being delivered to stockholders residing at the same address, unless such stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and provides cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies and wish to receive only one, please contact Builders FirstSource or BMC, as applicable, at the respective address identified below. Builders FirstSource or BMC, as applicable, will promptly deliver, upon oral or written request, a separate copy to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to, as applicable: Builders FirstSource, Inc., 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, Telephone (214) 880-3500, or BMC Stock Holdings, Inc., 4800 Falls of Neuse Road, Suite 400, Raleigh, North Carolina 27609, Telephone (919) 431-1000.

WHERE YOU CAN FIND MORE INFORMATION

This joint proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this joint proxy statement/prospectus. BFS stockholders and BMC stockholders should rely only on the information contained in this joint proxy statement/prospectus and in the documents that Builders FirstSource and BMC have incorporated by reference into this joint proxy statement/prospectus. Builders FirstSource and BMC have not authorized anyone to provide BFS stockholders or BMC stockholders with information that is different from or in addition to the information contained in this document or incorporated by reference into this joint proxy statement/prospectus.

Builders FirstSource and BMC file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Builders FirstSource and BMC, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents Builders FirstSource files with the SEC, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, by going to Builders FirstSource’s Internet website at www.bldr.com, and you may obtain free copies of the documents BMC files with the SEC by going to BMC’s Internet website at www.buildwithbmc.com. The Internet website addresses of Builders FirstSource and BMC are provided as inactive textual references only. The information provided on the Internet websites of Builders FirstSource and BMC, other than copies of the documents listed below that have been filed with the SEC, is not part of this joint proxy statement/prospectus and, therefore, is not incorporated by reference into this joint proxy statement/prospectus.

Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC allows Builders FirstSource and BMC to “incorporate by reference” into this joint proxy statement/prospectus documents Builders FirstSource and BMC file with the SEC, including certain information required to be included in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. This means that Builders FirstSource and BMC can disclose important information to you by referring you to those documents. The information incorporated by reference into this joint proxy statement/prospectus is considered to be a part of this joint proxy statement/prospectus, and later information that Builders FirstSource and BMC file with the SEC will update and supersede that information. Each of Builders FirstSource and BMC incorporate by reference the documents listed below and any documents subsequently filed by it pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of its applicable stockholder meeting.

Builders FirstSource (SEC File No. 0-51357):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (filed with the SEC on February 21, 2020);

•

Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020 (filed with the SEC on May  1, 2020), June 30, 2020 (filed with the SEC on July 31, 2020) and September 30, 2020 (filed with the SEC on October 31, 2020);

•

Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on January  13, 2020, April  21, 2020, April  24, 2020, June  22, 2020, August  14, 2020, August  27, 2020, August 27, 2020, October 15, 2020 and October 29, 2020;

•	Definitive Proxy Statement on Schedule 14A for Builders FirstSource’s 2020 Annual Meeting (filed with the SEC on April 28, 2020);

•

Amended and Restated Certificate of Incorporation of Builders FirstSource, Inc. (filed with the SEC on June 6, 2005 as Exhibit 3.1 to Amendment No. 4 to the Registration Statement of Builders FirstSource, Inc. on Form S-1);

•	Amended and Restated By-Laws of Builders FirstSource, Inc., (filed with the SEC on August 14, 2020 as Exhibit 3.1 to a Current Report on Form 8-K); and

•

The description of shares of Builders FirstSource stock contained in a registration statement filed pursuant to the Exchange Act, including the description of Builders FirstSource capital and common stock contained in the Builders FirstSource registration statement on Form 8-A filed with the SEC on June 14, 2005, and any subsequent amendment or report filed for the purpose of updating such description.

These documents contain important information about Builders FirstSource’s business and Builders FirstSource’s financial performance.

Builders FirstSource also incorporates by reference any future filings Builders FirstSource makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) on or after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and (b) on or after such date and prior to the date of the BFS stockholder meeting, all of which will be filed under SEC File No. 0-51357. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. The future filings with the SEC made by Builders FirstSource will automatically update and supersede any inconsistent information in this joint proxy statement/prospectus and any earlier dated incorporated document. Builders FirstSource does not incorporate by reference any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K in any future filings, unless otherwise stated.

You may request a copy of any of the documents incorporated by reference into this joint proxy statement/prospectus or other information concerning Builders FirstSource, without charge, by written or telephonic request to:

Builders FirstSource, Inc.
Attention: Corporate Secretary
2001 Bryan Street, Suite 1600
Dallas, Texas 75201
Telephone: (214) 880-3500

or from the SEC through the SEC website at the address provided above.

BMC (SEC File No. 001-36050):

•	Annual Report on Form 10-K for the year ended December 31, 2019 (filed with the SEC on February 27, 2020);

•

Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020 (filed with the SEC on May  5, 2020), June 30, 2020 (filed with the SEC on August 4, 2020) and September 30, 2020 (filed with the SEC on November 3, 2020);

•

Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on May  15, 2020, August  27, 2020, August 27, 2020, October 15, 2020 and November 3, 2020;

•	Definitive Proxy Statement of Schedule 14A for BMC’s 2020 Annual Meeting (filed with the SEC on March 27, 2020); and

•

Any description of shares of BMC stock contained in a registration statement filed pursuant to the Exchange Act, including the description of BMC capital and common stock contained in the BMC prospectus attached to the Registration Statement on Form S-3 filed with the SEC on August 23, 2019, and any subsequent amendment or report filed for the purpose of updating such description.

These documents contain important information about BMC’s business and BMC’s financial performance.

BMC also incorporates by reference any future filings BMC makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) on or after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (b) on or after such date and prior to the date of the BMC stockholder meeting, all of which will be filed under SEC File No. 001-36050. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. The future filings with the SEC made by BMC will automatically update and supersede any inconsistent information in this joint proxy statement/prospectus and any earlier dated incorporated document. BMC does not incorporate by reference any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K in any future filings unless otherwise stated.

You may request a copy of any of the documents incorporated by reference into this joint proxy statement/prospectus or other information concerning BMC, without charge, by written or telephonic request to:

BMC Stock Holdings, Inc.
4800 Falls of Neuse Road, Suite 400
Raleigh, North Carolina 27609
Attention: Corporate Secretary
Telephone: (919) 431-1000

or from the SEC through the SEC website at the address provided above.

THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF BFS COMMON STOCK OR BMC COMMON STOCK, AS APPLICABLE, AT THE RESPECTIVE SPECIAL MEETING. NEITHER BUILDERS FIRSTSOURCE NOR BMC HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED NOVEMBER [•], 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

BUILDERS FIRSTSOURCE, INC.,

BOSTON MERGER SUB I INC.,

and

BMC STOCK HOLDINGS, INC.

Dated as of August 26, 2020

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 26, 2020 (this “Agreement”), is made and entered into by and among Builders FirstSource, Inc., a Delaware corporation (“Parent”), Boston Merger Sub I Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and BMC Stock Holdings, Inc., a Delaware corporation (the “Company” and, together with Parent and Merger Sub, the “Parties”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Section 9.14.

RECITALS:

WHEREAS, it is proposed that, on the terms and subject to the conditions hereof, Merger Sub merge with and into the Company, with the Company continuing as the Surviving Corporation; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and that this Agreement is, and be adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g); and

WHEREAS, the Company Board unanimously has (a) approved and declared advisable this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (b) determined that the terms hereof, the Merger, and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company Stockholders, (c) directed that this Agreement be submitted to the Company Stockholders for adoption, and (d) resolved to recommend to the Company Stockholders that they adopt this Agreement; and

WHEREAS, the Parent Board unanimously has (a) approved and declared advisable this Agreement and the consummation of the Merger, the Parent Stock Issuance, the Parent Charter Amendment and the other transactions contemplated hereby, (b) directed that the Parent Stock Issuance and the Parent Charter Amendment be submitted to the Parent Stockholders for approval and adoption, respectively, and (c) resolved to recommend that the Parent Stockholders approve the Parent Stock Issuance and adopt the Parent Charter Amendment; and

WHEREAS, the board of directors of Merger Sub unanimously has (a) approved and declared advisable this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (b) determined that the terms hereof, the Merger and the transactions contemplated hereby are in the best interests of the sole stockholder of Merger Sub, (c) directed that this Agreement be submitted to the sole stockholder of Merger Sub for adoption, and (d) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, each as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements hereunder, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 Closing. The consummation of the Merger (the “Closing”) shall take place via the electronic exchange of documents and signature pages, at 10:00 a.m., Eastern Time, on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions in Article VII by the Party entitled to the benefit of such condition (except for any condition that by its terms or nature is to be satisfied at the Closing, but subject to the satisfaction or waiver of any such condition at the Closing), or at such other time and date as may be mutually acceptable to and agreed by Parent and the Company. As used herein, “Closing Date” means the date on which the Closing occurs.

Section 1.2 The Merger.

(a) Surviving Corporation. On the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation (the “Merger”). By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and become a wholly owned Subsidiary of Parent.

(b) Effective Time. At the Closing, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger for the Merger (the “Certificate of Merger”), duly executed in accordance with, and in such form as required by, the DGCL. The Merger shall become effective at the time the filing of the Certificate of Merger with the Secretary of State of the State of Delaware becomes effective or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

(c) Effects of the Merger. The Merger shall have the effects set forth herein and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises, and be subject to all of the Liabilities, of the Company and Merger Sub. The effects of the Merger on the capital stock of the Company and Merger Sub shall be as set forth in Article III.

(d) Certificate of Incorporation and Bylaws. At the Effective Time, (i) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to be the same as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “BMC Stock Holdings, Inc.” and the applicable provisions thereof shall be consistent with the requirements of Section 6.9 and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time; and (ii) the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to be the same as the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “BMC Stock Holdings, Inc.” and the applicable provisions thereof shall be consistent with the requirements of Section 6.9 and, as so amended and restated, shall be the bylaws of the Surviving Corporation from and after the Effective Time.

(e) Directors and Officers of the Surviving Corporation. From and after the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and (ii) the officers of Boston immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, to hold office in accordance with the Surviving Corporation’s Constituent Documents until the earliest to occur of their resignation, death, or removal in accordance with the Surviving Corporation’s Constituent Documents.

ARTICLE II

CERTAIN GOVERNANCE MATTERS

Section 2.1 Name and Trading Symbol. Parent’s name and NASDAQ ticker symbol will not be amended, revised, changed or otherwise affected in any respect as a result of the consummation of the Merger or the other transactions contemplated by this Agreement, and, for the avoidance of doubt, will continue as “Builders FirstSource, Inc.” and “BLDR,” respectively.

Section 2.2 Headquarters; Other Locations. From and after the Effective Time, the headquarters of Parent shall be the existing headquarters of Parent in Dallas, Texas. In addition, effective as of the Effective Time, Parent shall establish functional corporate centers of excellence in Raleigh, North Carolina and Denver, Colorado.

Section 2.3 Parent Board of Directors.

(a) At the Effective Time, the Parent Board shall consist of twelve (12) directors, of whom: (i) seven (7) directors shall be designated by Parent, which designees shall consist of Paul S. Levy and six (6) other members of the Parent Board as of immediately prior to the Effective Time as shall be designated in writing by Parent prior to the Effective Time (“Parent Designees”); and (ii) five (5) directors shall be designated by the Company, which designees shall consist of David E. Flitman and four (4) other members of the Company Board as of immediately prior to the Effective Time as shall be designated in writing by the Company prior to the Effective Time (the “Company Designees”). Each of the Company Designees (other than Mr. Flitman) shall meet the independence requirements of NASDAQ, including pursuant to NASDAQ Rule 5605(a)(2). Mr. Levy shall remain as the Chairman of the Parent Board following the Effective Time.

(b) Prior to the Effective Time, Parent shall take all actions necessary or appropriate to cause: (i) the size of the Parent Board to be increased to consist of twelve (12) directors as of the Effective Time; (ii) the resignation of such number of directors serving on the Parent Board to become effective prior to the Effective Time (pursuant to written resignation letters, copies of which will be provided to the Company) such that, after giving effect to such resignations, the Parent Board shall consist of the seven (7) Parent Designees as of immediately prior to the Effective Time; (iii) the five (5) Company Designees to be appointed to the Parent Board as of the Effective Time to fill the vacancies caused by the increase in size of the Parent Board and resignations referred to in clauses (i) and (ii), respectively; and (iv) such seven (7) Parent Designees and such five (5) Company Designees to be appointed to serve in the classes of the Parent Board in a manner consistent with Section 2.3(c). Once so appointed to the Parent Board, each Company Designee shall serve on the Parent Board, in the class of directors as determined in accordance with Section 2.3(c), in accordance with the Parent Constituent Documents until the earliest to occur of such Company Designee’s resignation, death, or removal in accordance with the Parent Constituent Documents.

(c) The Company Designees shall be appointed to serve in one of the three (3) existing classes of the Parent Board, such that each such class shall consist of four (4) directors, consisting of: (i) in the class of directors designated as Class I, three (3) of the Parent Designees and one (1) of the Company Designees; (ii) in the class of directors designated as Class II, two (2) of the Parent Designees and two (2) of the Company Designees; and (iii) in the class of directors designated as Class III, two (2) of the Parent Designees and two (2) of the Company Designees. Prior to the Effective Time, the Company and Parent shall agree as to which of the Company Designees and the Parent Designees shall serve in each such class.

Section 2.4 Parent Executive Officers.

(a) From and after the Effective Time, M. Chad Crow shall continue to serve as the Chief Executive Officer of Parent for a period of ninety (90) days after the Closing Date (such period, the “CEO Transition

Period”). Upon expiration of the CEO Transition Period, Parent shall take all actions necessary or appropriate to appoint, or cause the appointment of, David E. Flitman as the Chief Executive Officer of Parent, to serve in accordance with the Parent Constituent Documents until the earliest to occur of his resignation, death, or removal in accordance with the Parent Constituent Documents.

(b) From and after the Effective Time, Peter M. Jackson shall continue to serve as the Chief Financial Officer of Parent until the earliest to occur of his resignation, death, or removal in accordance with the Parent Constituent Documents.

Section 2.5 Parent Charter Amendment. Subject to the receipt of the Parent Stockholder Approval, Parent shall cause its Amended and Restated Certificate of Incorporation to be amended, effective immediately prior to the Effective Time, in the form of the amendment set forth on Exhibit A (the “Parent Charter Amendment”) and, in connection therewith, shall file the Parent Charter Amendment with the Secretary of State of the State of Delaware and take all actions necessary and appropriate to cause such Parent Charter Amendment to become effective immediately prior to the Effective Time.

Section 2.6 No Control. Notwithstanding any provision in this Article II, nothing in this Agreement shall, directly or indirectly, give any Party control over any other Party’s operations, business or decision-making prior to the Effective Time, and control over all such matters shall remain in the hands of the applicable Party, subject to the terms and conditions of this Agreement.

ARTICLE III

EFFECT ON CAPITAL STOCK OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock of the Company and Merger Sub.

(a) At the Effective Time, by virtue of the Merger and without any action by any Party or any other Person (including the Company Stockholders or the Parent Stockholders):

(i) each share of Company Common Stock owned of record or Beneficially Owned by Parent, Merger Sub, or the Company (including shares held as treasury stock or otherwise) immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be paid with respect thereto;

(ii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for shares of Company Common Stock to be canceled pursuant to Section 3.1(a)(i)) (each, a “Converted Share”) shall be (1) automatically canceled and shall cease to exist and (2) converted into the right to receive, subject to Section 3.3, 1.3125 (such ratio, as may be adjusted under Section 3.2, the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”); and

(iii) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) From and after the Effective Time, each holder of (x) a certificate that immediately prior to the Effective Time represented any share of Company Common Stock (each, a “Certificate”) or (y) any share of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration, subject to compliance with Section 3.4, (ii) any cash in lieu of fractional shares under Section 3.3 and (iii) any dividends or other distributions payable under Section 3.4(d).

Section 3.2 Certain Adjustments. Notwithstanding anything herein to the contrary, if, from the date hereof until the earlier of (a) the Effective Time and (b) any termination of this Agreement in accordance with Article VIII, the outstanding shares of Parent Common Stock or Company Common Stock are changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or if a stock dividend on the outstanding shares of Parent Common Stock or Company Common Stock shall be declared with a record date within such period, then the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Common Stock (including Company Equity Awards) the same economic effect as contemplated by Section 3.1 and Section 3.6 prior to such event. Nothing in this Section 3.2 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.3 Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of any Converted Share into the right to receive the Merger Consideration under Section 3.1(a)(ii), and such fractional shares shall not entitle the holder thereof to (a) any whole or fractional share of Parent Common Stock, (b) vote any whole or fractional share of Parent Common Stock, or (c) any other rights of a holder of shares of Parent Common Stock. As promptly as reasonably practicable following the Effective Time, the Exchange Agent, acting as agent for the holders of Converted Shares that otherwise would be entitled to receive fractional shares of Parent Common Stock under Section 3.1(a)(ii), shall aggregate all fractional shares of Parent Common Stock that would otherwise have been required to be distributed under Section 3.1(a)(ii) and cause them to be sold on NASDAQ at then-prevailing prices in the manner provided in the immediately following sentence. The sale of such fractional shares of Parent Common Stock by the Exchange Agent, acting as agent for the holders of Converted Shares that otherwise would be entitled to receive fractional shares of Parent Common Stock under Section 3.1(a)(ii), pursuant to the foregoing sentence shall be executed in round lots to the extent practicable, and until the proceeds of sale or sales have been distributed to such holders, the Exchange Agent shall hold such proceeds in trust for such holders. Each holder of Converted Shares that otherwise would have been entitled to receive a fraction of a share of Parent Common Stock under Section 3.1(a)(ii) shall, in lieu thereof, be entitled to receive from the proceeds from such sales by the Exchange Agent, rounded to the nearest whole cent and without interest, an amount equal to such holder’s proportionate interest in the proceeds from such sales. As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Converted Shares in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Converted Shares entitled to receive such cash.

Section 3.4 Exchange of Company Common Stock.

(a) Prior to the Effective Time, Parent shall enter into a customary exchange agent agreement with the Company’s transfer agent or a financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”).

(b) (i) At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent the aggregate number of shares of Parent Common Stock into which Converted Shares are to be converted under Section 3.1(a)(ii), and (ii) after the Effective Time, on the appropriate payment date, if applicable, Parent shall deposit or cause to be deposited with the Exchange Agent an amount of cash equal to the amount of any dividends or other distributions payable under Section 3.4(d) on the shares of Parent Common Stock deposited under the foregoing clause (i) (such shares of Parent Common Stock and cash (if any) deposited with the Exchange Agent under the foregoing clauses (i) and (ii), the “Exchange Fund”). The Parties intend that the Exchange Agent shall deliver the Merger Consideration to the holders of Converted Shares out of the Exchange Fund pursuant to the exchange agent agreement contemplated by Section 3.4(a). Except as provided in Section 3.4(i), the Parties intend that the Exchange Fund shall not be used for any other purpose.

(c) Exchange Procedures.

(i) Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable (and in no event more than ten (10) Business Days) after the Effective Time, to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration under Section 3.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (or affidavits of loss in lieu thereof under Section 3.4(h)) and shall be in customary form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent (or affidavits of loss in lieu thereof under Section 3.4(h)), together with such letter of transmittal, duly executed, and such other documents as shall be required by such letter of transmittal or otherwise as reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall instruct the Exchange Agent to pay and deliver in exchange thereof as promptly as reasonably practicable, (A) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in exchange for the shares of Company Common Stock represented by such Certificate pursuant to Section 3.1(a)(ii) (after taking into account all other Certificates surrendered by such holder under this Section 3.4(c)(i)), (B) any dividends or other distributions payable pursuant to Section 3.4(d)(i), and (C) cash in lieu of fractional shares of Parent Common Stock payable under Section 3.3, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that has not been registered in the transfer records of the Company, delivery of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered only if such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the delivery of the Merger Consideration to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax was paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate hereunder.

(ii) Book-Entry Shares. Notwithstanding anything herein to the contrary, any holder of a Book-Entry Share that is a Converted Share shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent. In lieu thereof, each holder of record of one (1) or more Book-Entry Shares that are Converted Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall instruct the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, (A) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive for such Converted Shares pursuant to Section 3.1(a)(ii), (B) any dividends or distributions payable under Section 3.4(d)(ii), and (C) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3. No interest shall be paid or accrue on any cash payable in respect of any Book-Entry Shares.

(d) Distributions Related to Unexchanged Shares.

(i) No dividends or other distributions on shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder under Section 3.3, until the surrender of such Certificate (or affidavit of loss in lieu thereof under Section 3.4(h)) in accordance with this Article III. Subject to applicable Law, following a holder’s surrender of any such Certificate in accordance with this Article III, there shall be paid to such holder, without interest, (A) by the Exchange Agent, at the time of delivery to such holder of such Parent Common Stock by the Exchange Agent under Section 3.4(c)(i), (1) the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with any dividend or other distribution with a record date after the Effective Time that was paid by Parent prior to such delivery of such Parent Common Stock by the Exchange Agent and (2) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3; and (B) by Parent, at the appropriate payment date, the aggregate amount of dividends or other distributions payable on the shares of Parent Common Stock delivered to such holder by the Exchange Agent under Section 3.4(c)(i) in connection with any dividend or other distribution with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent under Section 3.4(c)(i) that has a payment date subsequent to the time of such delivery of such Parent Common Stock by the Exchange Agent under Section 3.4(c)(i).

(ii) Subject to applicable Law, there shall be paid to the holder of each share of Parent Common Stock issued in exchange for Book-Entry Shares under this Article III, without interest, (A) by the Exchange Agent, at the time of delivery to such holder of such Parent Common Stock by the Exchange Agent under Section 3.4(c)(ii), (1) the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with any dividend or other distribution with a record date after the Effective Time that was paid by Parent prior to such delivery of such Parent Common Stock by the Exchange Agent and (2) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3; and (B) by Parent, at the appropriate payment date, the aggregate amount of dividends or other distributions on the shares of Parent Common Stock delivered to such holder by the Exchange Agent under Section 3.4(c)(ii) in connection with any dividend or other distribution with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent under Section 3.4(c)(ii) that has a payment date subsequent to the time of such delivery of such Parent Common Stock by the Exchange Agent under Section 3.4(c)(ii).

(e) The Merger Consideration issued and paid pursuant to this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to Converted Shares of Company Common Stock (except for the right to receive dividends or other distributions, if any, pursuant to Section 3.4(d), subject to the right to receive cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3). After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III, subject to the terms and conditions hereof.

(f) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Common Stock nine (9) months after the Effective Time shall be delivered to Parent, upon demand, and any former holder of Company Common Stock who has not theretofore complied with this Article III shall thereafter look only to Parent for payment of its claim for the Merger Consideration and any dividends or distributions on shares of Parent Common Stock as contemplated by Section 3.4(d).

(g) None of Parent, Merger Sub, the Surviving Corporation, or the Exchange Agent shall be liable to any Person for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash (if any) from the Exchange Fund delivered to a public official under any applicable abandoned property, escheat, or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate has been lost, stolen, or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation related to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen, or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof under Section 3.4(d) had such lost, stolen, or destroyed Certificate been surrendered as provided in this Article III.

(i) The Exchange Agent shall invest the amount of cash (if any) included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to this Article III. Any interest, gains, and other income resulting from such investments (net of any losses) shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains, and other income shall accrue to the benefit of holders of Company Common Stock; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements, or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available). If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash (if any) by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund an amount equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(j) Each of Parent, the Surviving Corporation, and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person under this Agreement such amounts as required to be deducted and withheld related to the making of such payment under applicable Law related to Taxes, including, in respect of Company RSUs and Company PSUs, through net share settlement. Any amount deducted or withheld pursuant to this Section 3.4(j) shall be treated as having been paid to the Person for which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required by applicable Law.

Section 3.5 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation determines that any actions are necessary or desirable to vest, perfect, or confirm of record or otherwise in the Surviving Corporation its right, title, or interest in, to or under any right, property, or asset of the Company or (if applicable) Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the agents of the Surviving Corporation shall be authorized to take all such actions as such agents (or any one of them) deem necessary or desirable to vest all right, title, or interest in, to and under such rights, properties, or assets in the Surviving Corporation or otherwise to carry out the purposes hereof.

Section 3.6 Stock-Based Awards.

(a) Company Stock Options.

(i) Except as otherwise provided in Section 3.6(a)(ii), as of the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time shall, without any further action on the part of the holder thereof, be assumed by Parent and become, as of the Effective Time, an option (each, an “Assumed Stock Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applicable to each such Company Stock Option as of immediately prior to the Effective Time, shares of Parent Common Stock, except that (A) the number of shares of Parent Common Stock subject to such Assumed Stock Option shall equal the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share, and (B) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Stock Option shall equal the quotient determined by dividing (x) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio, rounded up to the nearest whole cent; provided, however, that the exercise price and the number of shares of Parent Common Stock issuable upon exercise of such Assumed Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

(ii) Notwithstanding anything to the contrary in Section 3.6(a)(i), as of the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time and held by any individual who is not, as of immediately prior to the Effective Time, an employee or other service provider of any of the Company Entities (each, a “Non-Employee Stock Option”) shall, without any further action on the part of the holder thereof, be canceled in exchange for the right to receive an amount in cash, without interest, equal to (A) the number of shares of Company Common Stock subject to such Non-Employee Stock Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of (y) the Per Share Merger Consideration Value over (z) the exercise price per share of Company Common Stock at which such Non-Employee Stock Option was exercisable immediately prior to the Effective Time. Notwithstanding the foregoing, each Non-Employee Stock Option with an exercise price per share of Company Common Stock that is equal to or greater than the Per Share Merger Consideration Value shall be automatically canceled at the Effective Time, and no consideration shall be paid with respect thereto.

(b) Company RSUs. Except as may otherwise be agreed upon between Parent and a holder of Company RSUs, each Company RSU outstanding immediately prior to the Effective Time, whether or not then vested and without any action on the part of the holder thereof, shall vest as of immediately prior to the Effective Time, and no later than three (3) Business Days following the Effective Time, such vested Company RSUs shall settle in a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock otherwise issuable upon settlement of such Company RSUs multiplied by the Exchange Ratio and subject to any applicable Tax withholding; provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share.

(c) Company PSUs. Except as may otherwise be agreed upon between Parent and a holder of Company PSUs, each Company PSU outstanding immediately prior to the Effective Time, whether or not then vested, and without any action on the part of the holder thereof, shall vest as of immediately prior to the Effective Time at the target level of performance applicable to each such Company PSU, and no later than three (3) Business Days following the Effective Time, such vested Company PSUs shall settle in a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock otherwise issuable upon settlement of such Company PSUs multiplied by the Exchange Ratio and subject to any applicable Tax withholding; provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share.

(d) Company Actions. Prior to the Effective Time, the Company Board or a committee thereof with necessary authority shall take actions (including adopting resolutions) as may be necessary or desirable to approve, provide for or give effect to the transactions and adjustments contemplated by this Section 3.6 and to authorize and direct the Company’s officers and employees to take such actions as may be necessary or appropriate to give effect thereto, including seeking the consent of any other Person. Prior to any adoption of any such resolutions, the Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all such resolutions.

(e) Parent Actions. At the Effective Time, Parent shall assume the Company Stock Plans and shall be entitled to grant awards following the Effective Time, to the extent permissible under applicable Laws, using the shares authorized and available (or that may again become available) for issuance under the Company Stock Plans as of the Effective Time, subject to any limitations under applicable Law or any applicable securities exchange listing requirements, except that: (i) shares covered by such awards shall be shares of Parent Common Stock; (ii) all references in the Company Stock Plans to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the compensation committee of Parent’s board of directors shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to the administration of the Company Stock Plans; and (iv) the Company Stock Plans shall be subject to administrative procedures consistent with those in effect under Parent’s equity compensation plan(s). In addition, at the Effective Time, Parent shall assume all obligations of the Company under such Company Stock Plans with respect to each Assumed Stock Option, subject to the adjustments required pursuant to this Section 3.6, and the award agreements evidencing the grants of such Company Stock Options to be converted into Assumed Stock Options pursuant to this Section 3.6. Parent shall administer and honor all such Assumed Stock Options in accordance with the terms and conditions of the applicable Company Stock Plan and the applicable award agreements pursuant to which the Company Stock Options to be converted into Assumed Stock Options pursuant to this Section 3.6 were granted (subject to the adjustments required pursuant to this Section 3.6). As soon as reasonably practicable after the Effective Time (but in no event more than five (5) Business Days following the Closing Date), Parent shall file a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Common Stock subject to such Assumed Stock Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Stock Options remain outstanding or in effect and such registration of interests therein or shares of Parent Common Stock issuable thereunder continues to be required.

(f) Section 409A. To the extent that any Company RSU or Company PSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, Parent shall, or shall cause the Surviving

Corporation to, distribute any shares of Parent Common Stock issued in settlement of such Company RSU or Company PSU, as applicable, at the earliest time permitted under the terms of the applicable agreement, plan, or arrangement relating to such Company RSU or Company PSU, as applicable, that will not trigger a Tax or penalty under Section 409A of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth in the Company Disclosure Schedule or as disclosed in the Company SEC Documents filed with or furnished to the SEC on or after January 1, 2019, but prior to the Business Day immediately preceding the date hereof (collectively, the “Pre-Signing Company Reports”), but only to the extent publicly available on EDGAR (excluding, in each case, any risk factor disclosure that is contained solely in any “Risk Factors” section of any such Pre-Signing Company Report or any disclosure in any “qualitative and quantitative disclosure about market risk” section, any “forward-looking statements” or similar disclaimer, or any other disclosure included in any such Pre-Signing Company Report that is predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization; Good Standing; Corporate Power; Company Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing, and in good standing in accordance with the Laws of the State of Delaware and has the requisite corporate power and authority to own or lease, as applicable, and operate its assets and to carry on its business as currently conducted. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, the Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, or operation of its assets makes such qualification or licensing necessary.

(b) The Company’s Constituent Documents that are in effect on the date hereof are available on EDGAR and are in full force and effect. No amendment to the Company’s Constituent Documents has been approved by the Company Board or Company Stockholders. The Company is not in violation of any of its Constituent Documents.

(c) The Company Subsidiaries listed in the Pre-Signing Company Reports include each Significant Subsidiary of the Company. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Entities, taken as a whole, each of the Company’s Significant Subsidiaries is, and, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each of the other Company Subsidiaries is, duly incorporated or formed, as applicable, and is validly existing and in good standing in accordance with the Laws of the jurisdiction of its incorporation, formation, or organization, as the case may be, and has the requisite corporate, limited liability company, or other power and authority, as the case may be, to own, lease, and operate its assets and to carry on its business as currently conducted. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary.

Section 4.2 Company Capitalization.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”).

(b) As of the close of business on August 25, 2020 (the “Capitalization Date”), there were (i) 67,077,556 shares of Company Common Stock issued and outstanding, (ii) no shares of Company Preferred Stock issued or outstanding, (iii) 1,743,954 shares of Company Common Stock owned by the Company or any Company Subsidiary as treasury stock, (iv) 2,083,356 shares of Company Common Stock reserved for issuance under outstanding awards and rights under the Company Stock Plans, of which (1) 843,115 shares of Company

Common Stock related to outstanding Company RSUs, (2) 880,571 shares of Company Common Stock related to outstanding Company PSUs (assuming achievement of the applicable performance metrics at the maximum level), and (3) 359,670 shares of Company Common Stock related to outstanding Company Stock Options, and (v) 4,163,472 shares of Company Common Stock reserved for issuance for future awards under the Company Stock Plans. Since the close of business on the Capitalization Date through the date hereof, the Company has not granted or issued any Company Equity Awards, and the Company has not issued (or authorized the issuance of) any shares of Company Capital Stock, except in satisfaction of the vesting, settlement, or exercise (as applicable) of (in each case, in accordance with their respective terms) any Company Equity Awards, in each case, that were outstanding as of the close of business on the Capitalization Date (such shares of Company Common Stock, together with the outstanding Equity Securities of the Company described by the foregoing clauses (i)–(v) of the foregoing sentence, the “Outstanding Company Equity Securities”). All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or other anti-dilutive rights. Except for (A) the Outstanding Company Equity Securities and (B) Equity Securities of the Company issued on or after the date hereof to the extent permitted by Section 6.1(b)(ii), no Equity Securities in the Company are issued, reserved for issuance, or outstanding. As of the date hereof, there are no accrued or declared, and unpaid, dividends or dividend equivalents on any shares of Company Capital Stock.

(c) Except for acquisitions, or deemed acquisitions, of Company Common Stock in connection with (i) required Tax withholding in connection with the exercise, vesting, and settlement, as applicable, of Company Equity Awards and (ii) forfeitures of Company Equity Awards, no Company Entity has any obligation to repurchase, redeem, or otherwise acquire any Equity Securities of any Company Entity.

(d) There is no Indebtedness of any Company Entity providing any holder thereof with the right to vote (or that is convertible into, or exchangeable for, Equity Securities providing the holder thereof with the right to vote) on any matters on which Company Stockholders or any holder of Equity Securities of any Company Entity may vote. There are no stockholder agreements, voting trusts, or other Contracts to which any Company Entity is a party or, to the Company’s Knowledge, among any stockholders of the Company or any Company Subsidiaries related to the voting, registration, redemption, repurchase, or disposition of, or that restrict the transfer of, grant preemptive rights with respect to any Equity Securities of any Company Entity, or grant board (or other governing body) designation rights with respect to any Company Entity.

(e) The Company owns of record or Beneficially Owns all of the outstanding Equity Securities in each Company Subsidiary, and all of the outstanding Equity Securities in each Company Subsidiary are owned of record by a Company Entity, in each case, free and clear of any Lien thereon (other than (i) Liens under the Existing Company Credit Facility that will be removed at or before the Closing, (ii) Liens under the Existing Company Indenture, and (iii) any restrictions on transfer imposed by federal and state securities Laws). All outstanding Equity Securities in the Company Subsidiaries have been duly authorized and validly issued and are fully paid, non-assessable, and free of preemptive rights, subscription rights, rights of first refusal or offer, or other similar rights. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, puts, rights, commitments or agreements of any character requiring the purchase, sale, or issuance of any Equity Securities of such Company Subsidiary. Except for the outstanding Equity Securities of the Company Subsidiaries, no Company Entity owns of record or Beneficially Owns any Equity Securities of any Person (other than another Company Subsidiary). No Company Entity is obligated to form, provide funds to, or make any loan, capital contribution, guarantee, credit enhancement, or other investment in any Person.

(f) Section 4.2(f) of the Company Disclosure Schedule lists all outstanding Company Equity Awards as of the close of business on the Capitalization Date, including (i) the identity of the holder thereof, (ii) the type of award and number of shares of Company Common Stock related thereto (and, if applicable, assuming achievement of the applicable performance metrics at the target level), (iii) the date of grant, and (iv) with respect to each Company Stock Option, the per-share exercise price and expiration date thereof.

Section 4.3 Authority; Execution and Delivery; Enforceability; State Takeover Statutes; No Rights Plan.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and comply with its covenants and agreements hereunder, and, subject to the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock that are entitled to vote thereon at the Company Stockholders Meeting (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, including the Merger. The Company’s execution and delivery of this Agreement, performance of its obligations hereunder and compliance with its covenants and agreements hereunder, and, subject to, with respect to the Merger, obtaining Company Stockholder Approval, the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the Company’s part. The Company has duly executed and delivered this Agreement and, assuming Parent’s and Merger Sub’s respective due authorization, execution, and delivery hereof, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with the terms hereof, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights or by general equitable principles (regardless of whether enforcement is sought in a proceeding of law or in equity) (the “Bankruptcy and Equitable Exceptions”). The Company Stockholder Approval is the only approval of holders of any shares of Company Capital Stock or any Equity Securities of any Company Entity necessary to adopt this Agreement and to consummate the Merger and the other transactions contemplated hereby.

(b) At a meeting duly called and held, the Company Board unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (ii) determining that the terms hereof, the Merger, and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company Stockholders, (iii) directing that this Agreement be submitted to the Company Stockholders for adoption, and (iv) resolving to recommend to the Company Stockholders that they adopt this Agreement (the “Company Recommendation”). Subject to Section 6.4(e), the Company Board has not rescinded, modified, or withdrawn such resolutions in any way. Such resolutions are sufficient to render inapplicable to this Agreement, the Merger and the other transactions contemplated hereby, the restrictions set forth in Article Nine of the Company’s Amended and Restated Certificate of Incorporation, to the extent such restrictions would otherwise be applicable to this Agreement, the Merger, or the other transactions contemplated hereby. The Company is not a party to any stockholder rights plan, “poison pill,” antitakeover plan, or other similar agreement or device that would be applicable to the Merger.

(c) No restrictions on business combinations in any “business combination,” “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Laws, including Section 203 of the DGCL (collectively, “Takeover Laws”), are applicable to the Merger or the other transactions contemplated hereby.

Section 4.4 No Conflicts; Consents and Approvals.

(a) The Company’s execution and delivery hereof does not, the Company’s performance of its obligations and compliance with its covenants and agreements hereunder shall not, and the consummation of the transactions contemplated hereby, including the Merger, shall not, subject to obtaining the Company Stockholder Approval and the Parent Stockholder Approval, (i) conflict with or violate the Constituent Documents of the Company or any of the Company’s Significant Subsidiaries; (ii) subject further to making the Filings with and obtaining the Consents from the Governmental Authorities contemplated by Section 4.4(b), violate any applicable Law material to the Company Entities; or (iii) breach, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, cancellation, or amendment of or a right of termination, cancellation, or amendment under, accelerate the performance required by, require any Consent under, or result in the creation of any Lien on any of the respective properties or assets of a Company Entity under, any Company Material Contract or Company Real Property Lease to which any Company Entity is a party or by which any asset of a Company Entity is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company’s execution and delivery hereof does not, the Company’s performance of its obligations and compliance with its covenants and agreements hereunder shall not, and the consummation of the transactions contemplated hereby shall not, require any Company Entity to make any registration, declaration, notice, report, submission, application or other filing (each, a “Filing”) with or to, or to obtain any consent, approval, waiver, license, permit, franchise, or authorization (each, a “Consent”) of, any Governmental Authority, except for the following:

(i) the filing with the SEC of the Joint Proxy Statement in preliminary and definitive form;

(ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(iii) the Filings required by the Exchange Act, the Securities Act, the rules and regulations of NASDAQ or state securities or “blue-sky” Laws;

(iv) the HSR Clearance and the Filings required by the HSR Act for the transactions contemplated hereby; and

(v) any other Filing with or to, or other Consent of, any Governmental Authority, the failure of which to make or obtain would not be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 SEC Documents; Financial Statements; Related-Party Transactions.

(a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including all exhibits and financial statements required to be filed or furnished therewith and any other document or information required to be incorporated therein) required by the Securities Act or the Exchange Act to be filed or furnished by the Company with the SEC since December 31, 2017 (collectively, together with any documents filed with or furnished to the SEC during such period by the Company to the SEC on a voluntary basis and excluding the Joint Proxy Statement, the “Company SEC Documents”). As of its respective date, or, if amended prior to the date hereof, as of the date of the last such amendment, each Company SEC Document complied when filed or furnished (or, if applicable, when amended) in all material respects with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and none of the Company SEC Documents when filed or furnished (or, in the case of a registration statement filed under the Securities Act, at the time it was declared effective or subsequently amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is, or has at any time since December 31, 2017, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any report, schedule, form, statement, registration statement, prospectus or other document with the SEC.

(b) The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) and all reports issued by the Company’s accountants with respect thereto (the “Company SEC Financial Statements”) (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act), and (ii) present fairly, in all material respects, the Company Entities’ consolidated financial position as at the respective dates thereof and the Company Entities’ consolidated results of operations and, where included, consolidated stockholders’ equity and consolidated cash flows for the respective periods indicated, in each case, in conformity with GAAP (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, (1) as may be permitted by Form 10-Q and Regulation S-X under the Securities Act and (2) normal year-end adjustments (none of which is material to the Companies Entities, taken as a whole)). Except as required by GAAP and disclosed in the Company SEC Documents, between December 31, 2019 and the date hereof, the Company has not made or adopted any material change in its accounting methods, practices or policies.

(c) The Company is, and since December 31, 2017 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(d) The Company has established and maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is sufficient to provide reasonable assurance about the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company has established and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the Company SEC Documents is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions about required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC’s staff related to any Company SEC Documents.

(e) No Company Entity is a party to any Contract or transaction with (i) any Affiliate (except for any Company Entity), or any director, manager or officer, of any Company Entity, or (ii) any Affiliate of, or any “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 under the Exchange Act) of, any such Affiliate, director, manager or officer, in each case, that is required to be disclosed by the Company under Item 404 of Regulation S-K under the Exchange Act.

(f) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the Form S-4, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading or (ii) the Joint Proxy Statement, at the date it or any amendment or supplement is mailed to the Parent Stockholders or the Company Stockholders and at the time of the Parent Stockholders Meeting and the Company Stockholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading; provided that the Company does not make any representation or warranty with respect to any such information to the extent it expressly relates to any other Party or such other Party’s controlled Affiliates or any of its Representatives.

Section 4.6 No Undisclosed Liabilities; Absence of Certain Changes or Events.

(a) No Company Entity has any material liabilities, Indebtedness, commitments or obligations of any nature, whether accrued, absolute, contingent, or otherwise, known or unknown, due or to become due (“Liabilities”), that would be required to be reflected or reserved against in the Company’s consolidated audited balance sheet by GAAP or the notes thereto, except (i) those Liabilities specifically reflected and adequately reserved against in the Company Interim Balance Sheet, (ii) those Liabilities incurred in connection with the negotiation of this Agreement or in connection with the transactions contemplated hereby, including the Merger, and (iii) those Liabilities (other than any Liability for any breach of Contract or violation of Law or that arises out of any Action or that is an environmental Liability or clean-up obligation) incurred in the ordinary course of business consistent with past practice, since the Company Interim Balance Sheet Date.

(b) No Company Entity is a party to, or has any commitment to become a party to, any material off-balance sheet joint venture, partnership, or similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among any Company Entity, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand), or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(c) Since June 30, 2020, through the date hereof, (i) except for the Company’s negotiation of, and entry into, this Agreement and any COVID-19 Responses, the Company Entities have conducted their businesses in all material respects in the ordinary course of business, consistent with past practice, and (ii) neither a Company Material Adverse Effect has occurred, nor has any event, change, effect, development, condition, circumstance, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect has occurred.

Section 4.7 Actions. There are no Actions pending or, to the Company’s Knowledge, threatened against any Company Entity or any officer, director, employee, or agent thereof, in his or its capacity as such, that, if adversely determined, would reasonably be expected to result in a Company Material Adverse Effect. None of the Company Entities, or any of their respective officers, directors, employees, or agents in their respective capacity as such, are subject to any outstanding Order that is material to the conduct of the businesses of the Company Entities.

Section 4.8 Compliance with Laws; Permits.

(a) Since December 31, 2017, (i) the businesses of the Company Entities have been conducted in compliance in all material respects with all applicable Laws that are material to the conduct of the businesses of the Company Entities and (ii) no Company Entity has received any written notice alleging that any Company Entity has violated any applicable Law that is material to the conduct of the businesses of the Company Entities.

(b) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Entity holds and is in compliance with all material Permits required for the ownership and use of its assets and the lawful conduct of its business as currently conducted, and all such Permits are valid, subsisting, and in full force and effect.

(c) Since December 31, 2017, with respect to the operation of their respective businesses, neither the Company nor any of its Subsidiaries has given, offered, or agreed to offer anything of value, directly or indirectly, to: (i) any employees, officers, or directors, or any customers of a company, as applicable, (ii) any foreign or domestic governmental official, political party, or candidate for government office or any of its employees or representatives, or (iii) any person, while knowing that all or a portion of such thing of value will be offered, given, or promised, directly or indirectly, to a foreign or domestic governmental official, political party, or candidate for government office or any of its employees or representatives in any manner that would result in the violation by the Company or any of its Subsidiaries of any anti-bribery Law, including the Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.

Section 4.9 Employee Benefit Plans; ERISA.

(a) The Company has provided to Parent correct and complete copies as of the date hereof of all of the material Company Benefit Plans and multiple employer plans, as described in Section 413(c) of the Code, which the Company Entities or any of their respective ERISA Affiliates maintains, sponsors, participates in, or contributes to (or is obligated to maintain, sponsor, participate in, or contribute to). With respect to each material Company Benefit Plan, prior to the date hereof, the Company has made available to Parent correct and complete copies or forms of the following, as applicable: (i) written summaries of the material terms of any such Company Benefit Plan not in writing; (ii) all related trust agreements, insurance contracts or other funding vehicles; (iii) the most recent annual report (Form 5500) filed with the Department of Labor and most recent actuarial report and financial statement; (iv) the most recent determination or opinion letter from the Internal Revenue Service; and (v) to the extent required by applicable Law, the most recent summary plan description and any summaries of material modification.

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Company Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and to the Company’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Company Benefit Plan or related trust. Each Company Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects with its terms and with ERISA, the Code, and other applicable Laws, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(c) During the previous six (6) years, none of the Company Entities nor any of their respective ERISA Affiliates have maintained, sponsored, participated in, or contributed to (or been obligated to maintain, sponsor, participate in, or contribute to), (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, (iii) a multiple employer plan as described in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. The Company Entities do not have any Liability or obligation with respect to any “multiemployer plan” as defined in Section 3(37) of ERISA, other than Liabilities that, in the aggregate for all Company Entities, do not exceed $20,000,000. No Company Entity has any Liability or obligation with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(d) None of the Company Entities, any Company Benefit Plan or, to the Company’s Knowledge, any trustee, administrator or other third-party fiduciary or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to any Tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(e) No material Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of any Company Entity who reside or work outside of the United States on behalf of any Company Entity.

(f) There are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Authority is pending or, to the Company’s Knowledge, threatened related to any Company Benefit Plan, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as required by applicable Law, no material Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and no Company Entity has any obligation to provide such benefits other than any payment or reimbursement of COBRA premiums as part of a severance benefit.

(h) None of the execution and delivery hereof, stockholder or other approval hereof or the consummation of the Merger could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or natural person service provider of the Company Entities to severance pay or any material increase in severance pay, (ii) except as provided in Section 3.6, accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any such employee, director, officer or natural person service provider, (iii) directly or indirectly require the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any material Company Benefit Plan on or following the Effective Time, or (v) result in the payment of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. No Company Entity has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, officer or natural person service provider of the Company Entities for any Tax incurred by such individual under Section 409A or 4999 of the Code.

Section 4.10 Labor Matters.

(a) No Company Entity is a party to, or bound by, any Collective Bargaining Agreement, and, to the Company’s Knowledge, no employee of any Company Entity is represented by a labor union, labor organization, or other employee representative body with respect to such employee’s employment with any Company Entity.

(b) Each Company Entity has satisfied any legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union or labor organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(c) To the Company’s Knowledge, (i) there is no pending material activity or proceeding of any labor union, labor organization, or other employee representative body to organize any employees of any Company Entity; and (ii) since December 31, 2017, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(d) There is no pending or, to the Company’s Knowledge, any threatened material labor dispute, unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against any Company Entity that would reasonably be expected to result in a Company Material Adverse Effect.

(e) Since December 31, 2017, (i) no allegations of sexual harassment, other sexual misconduct, or race discrimination have been made against any individual serving any Company Entity as an Area Manager or in a more senior position; (ii) there are no Actions pending or, to the Company’s Knowledge, threatened related to allegations of sexual harassment, other sexual misconduct, or race discrimination by any individual serving any Company Entity as an Area Manager or in a more senior position; and (iii) no Company Entity has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct, or race discrimination by any individual serving any Company Entity as an Area Manager or in a more senior position that, in each case of clause (i) through clause (iii), has resulted or, if adversely determined, would reasonably be expected to result, in material liability to the Company Entities, taken as a whole.

(f) Since December 31, 2017, each Company Entity has been in material compliance with the WARN Act and has incurred no material liabilities or other obligations thereunder. No Company Entity has taken any action that would reasonably be expected to cause Parent or any of its Subsidiaries to have any material liability or other obligations following the Closing Date under the WARN Act.

Section 4.11 Environmental Matters.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Entity is, and, except for unresolved matters, has been since December 31, 2017, in compliance with all applicable Environmental Laws, and, since

December 31, 2017, no Company Entity has received any written notice alleging that any Company Entity is not in compliance with, or has violated, any applicable Environmental Law. There are no Environmental Claims pending or, to the Company’s Knowledge, threatened against any Company Entity that, if adversely determined, would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Entity (a) holds all Environmental Permits necessary for the conduct of its business and the use of its assets as currently conducted and (b) is in compliance with such Environmental Permits and (ii) all such Environmental Permits are valid, subsisting, and in full force and effect.

(c) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2017, no Company Entity has received any written notice of alleged, actual or potential responsibility for, or any Action related to, any Release or threatened Release of Hazardous Materials and, to the Company’s Knowledge, there are no facts, conditions or circumstances that would be reasonably expected to give rise to such notice. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s Knowledge, there is no property to which any Company Entity has transported or arranged for the transport of Hazardous Materials that would reasonably be expected to become the subject of an environmental-related Action against any Company Entity.

(d) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, no Company Entity has assumed, by Contract, operation of law or otherwise, any Liabilities imposed on any Person other than a Company Entity pursuant to any applicable Environmental Law.

Section 4.12 Title to Assets; Real Property.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Entity owns, and has good and valid title to, all tangible assets reflected on the most recent balance sheet included in the Company SEC Financial Statements (the “Company Interim Balance Sheet”), except for tangible assets sold, used or disposed of in the ordinary course of business since the date of such balance sheet (the “Company Interim Balance Sheet Date”), free and clear of any Lien thereon (except for any Permitted Lien).

(b) The applicable Company Entity has valid fee simple title to all material real property owned by such Company Entity (the “Company Owned Real Property”), in each case, free and clear of any Liens thereon (except for any Permitted Lien). No Company Entity has leased, licensed, or otherwise granted to any Person the right to use or occupy any Company Owned Real Property or any portion thereof, which lease, license, or grant is currently in effect or collaterally assigned and materially impairs the use of such Company Owned Real Property by such Company Entity. There are no outstanding agreements, options, rights of first offer or rights of first refusal on the part of any party to purchase any Company Owned Real Property.

(c) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Entity that is either the tenant, subtenant, licensee or sublicensee, as applicable, named under each Company Real Property Lease for the use or occupancy of Company Leased Real Property has a good, valid, subsisting and enforceable leasehold interest in such Company Leased Real Property, in each case, free and clear of any Liens thereon (except for any Permitted Lien), (ii) each Company Real Property Lease is in full force and effect and is a valid and binding obligation on the applicable Company Entity that is a party thereto and, to the Company’s Knowledge, each other party thereto, and (iii) except as would not materially adversely affect the use or operation of such Company Leased Real Property in the manner it is presently used by the applicable Company Entity: (A) no Company Entity has received any written notice that any Company Entity is in material breach or default under a Company Real Property Lease to which such Company Entity is a party and, to the Company’s Knowledge, no other party to any Company Real Property Lease is in material breach or default thereunder; (B) no Company Entity has received any written notice that any event has occurred that with or without the lapse of time or the giving of notice or both would constitute a material breach or default under any Company Real Property Lease by the applicable Company Entity or, to the Company’s Knowledge, any other party to such Company Real Property Lease; and (C) no Company Entity has received written notice that any counterparty to any Company Real Property Lease intends to terminate such Company Real Property Lease.

Section 4.13 Taxes.

(a) Each Company Entity has timely filed all material Tax Returns required to be filed by it (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns were complete and correct in all material respects, and the Company Entities have paid all material Taxes, whether or not shown to be due on such Tax Returns, or have established an adequate reserve therefor in accordance with GAAP.

(b) There are no audits, examinations or other proceedings pending or, to the Company’s Knowledge, threatened with regard to any material Taxes of any Company Entity. There are no Liens for a material amount of Taxes upon any property or assets of the Company Entities, except for Permitted Liens.

(c) No Company Entity (i) is or has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is any Company Entity), (ii) is party to any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement, in each case with any third party (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes, or any agreement solely between or among the Company Entities) or (iii) has any Liability for Taxes of any Person (other than the Company Entities) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of applicable state, local or foreign Law or as a transferee or successor.

(d) No Company Entity has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e) Since December 31, 2017, no Company Entity has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(f) No Company Entity has taken or agreed to take any action or knows of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 4.14 Company Material Contracts.

(a) For purposes hereof, “Company Material Contract” means any of the following Contracts (but, for the avoidance of doubt, excluding any Company Real Property Lease and this Agreement) to which any Company Entity is a party or by which any Company Entity is bound or pursuant to which any Company Entity is operating, purchasing or selling goods, or providing services:

(i) each Contract required to be filed by the Company under Item 601(b)(10) of Regulation S-K under the Exchange Act (except for a Company Benefit Plan);

(ii) each Contract with a customer under which aggregate payments made to the Company Entities during 2019 exceeded $25,000,000;

(iii) each Contract with a supplier under which aggregate payments made by the Company Entities during 2019 exceeded $25,000,000;

(iv) each Contract that relates to the acquisition or disposition by any Company Entity of any business, Equity Securities, assets, or real property other than in the ordinary course of business (whether by merger, sale of Equity Securities, sale of assets, or otherwise) since December 31, 2017, in each case that (A) involves the payment of consideration in amounts in excess of $50,000,000 and (B) contains any material ongoing obligations of any Company Entity;

(v) each Contract that by its terms either (A) limits the ability of any Company Entity from engaging or competing in any material respect in any line of business or in any geographic area or from competing with any Person, or (B) upon consummation of the Merger, would purport to limit the ability of Parent or any of its Subsidiaries from engaging or competing in any material respect in any line of business or in any geographic area or from competing with any Person;

(vi) each Contract that contains material provisions for (A) any most favored nations treatment or equivalent preferential terms or (B) exclusivity requirements or similar obligations to which any Company Entity is a party or by which a Company Entity is bound;

(vii) any Contract relating to a partnership, joint venture, profit-sharing or similar arrangement that requires a Company Entity to invest or make contributions or loans, or any similar payments, in excess of $10,000,000 in any twelve-month period;

(viii) each Contract prohibiting, limiting or otherwise restricting the ability of any Company Entity to pay dividends or make distributions with respect to any of its Equity Securities;

(ix) each Contract pursuant to which any Company Entity has (A) incurred Indebtedness or (B) loaned money or otherwise extended credit to any Person, in each case of clause (A) and clause (B), other than to any wholly owned Company Subsidiary, in each case, in an amount in excess of $10,000,000, except for (1) sales on credit to customers of a Company Entity arising in the ordinary course of business, (2) purchases made on credit provided by suppliers of a Company Entity arising in the ordinary course of business, or (3) advancement of expenses and commissions to employees made in the ordinary course of business, consistent with past practice;

(x) each Contract under which any Company Entity (A) acquires, uses or has the right to use or register any Intellectual Property owned by a Person other than a Company Entity that is material to the business of the Company Entities (excluding (1) generally commercially available software and (2) agreements entered into with employees and independent contractors of the Company Entities and other non-exclusive licenses in the ordinary course of business consistent with past practice); (B) transfers, licenses, or otherwise grants the right to use, register, or acquire any material Intellectual Property owned by any Company Entity to any Person other than a Company Entity (except for non-exclusive licenses entered into in the ordinary course of business consistent with past practice); or (C) is restricted in any material respect from using, registering, or asserting any Intellectual Property material to the business of the Company Entities;

(xi) each Contract between the Company and any current or former officer, director, or Person that Beneficially Owns more than five percent (5%) of the Equity Securities of the Company (other than any Company Benefit Plan); and

(xii) the Restructuring and Investment Agreement.

(b) Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is in full force and effect and is valid and binding on each Company Entity party thereto and, to the Company’s Knowledge, each other party thereto, and (ii) neither any Company Entity nor, to the Company’s Knowledge, any other party thereto, is in breach or default under any Company Material Contract and no event has occurred that, with or without notice or lapse of time, or both, would constitute a breach or a default by any Company Entity or, to the Company’s Knowledge, any other party under any Company Material Contract. Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2017, (1) no Company Entity has received written notice of any actual or alleged breach by any Company Entity of any Company Material Contract and (2) no Company Entity has received any written notice of the intention of any party to a Company Material Contract to cancel, terminate, materially change the scope of rights under, or fail to renew any Company Material Contract.

Section 4.15 Intellectual Property. The Company Entities own, free and clear of all Liens (except Permitted Liens), or otherwise have the right to use, all items of Intellectual Property necessary for their operations, as currently conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The conduct of the Company’s and its Subsidiaries’ businesses, as currently conducted, does not infringe, misappropriate, dilute, or otherwise violate any of the Intellectual Property rights of any third party, except for infringements, misappropriations, dilutions, or other violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No claims are pending or, to the Company’s Knowledge, threatened in writing adversely affecting the Intellectual Property rights of the Company, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, no third party has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property rights of the Company or any of its Subsidiaries, except for infringements, misappropriations, dilutions, or other violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.16 Insurance.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i) all Company Policies are in full force and effect and no Company Entity is in breach of or default under any Company Policy and no event has occurred that, with or without notice or lapse of time, or both, would constitute a breach of or a default under any Company Policy;

(ii) since December 31, 2017, each Company Entity has been continuously insured with recognized insurers or has self-insured in such amounts and related to such risks and losses as are required by applicable Law and any Company Material Contract or Company Real Property Lease and as are customary in the industry in which such Company Entity operates; and

(iii) since December 31, 2017, no Company Entity has received any written communication notifying it of any (1) cancellation or invalidation of any Company Policy or (2) notice of default under any Company Policy.

(b) For purposes hereof, “Company Policy” means any insurance policy naming any Company Entity or any director, officer, or employee thereof as an insured or beneficiary or as a loss payable payee for which any Company Entity is obligated to pay all or part of the premiums as of the date hereof.

Section 4.17 Broker’s Fees. Except for the Company Financial Advisor, the fees and expenses of which shall be paid by the Company under the Company’s engagement letter therewith, no Company Entity or any of its Affiliates, officers or directors has engaged or otherwise agreed to compensate any financial advisor, broker, or finder or incurred any Liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any transaction contemplated hereby.

Section 4.18 Opinion of Company Financial Advisor. The Company Board has received the opinion of Moelis & Company LLC (the “Company Financial Advisor”) that, as of the date of such opinion and subject to the assumptions, factors, and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Converted Shares and, as of the date of this Agreement, such opinion has not been modified or withdrawn.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as expressly set forth in the Parent Disclosure Schedule or as disclosed in the Parent SEC Documents filed with or furnished to the SEC on or after January 1, 2019, but prior to the Business Day immediately preceding the date hereof (collectively, the “Pre-Signing Parent Reports”), but only to the extent publicly available on EDGAR (excluding, in each case, any risk factor disclosure that is contained solely in any “Risk Factors” section of any such Pre-Signing Parent Report or any disclosure in any “qualitative and quantitative disclosure about market risk” section, any “forward-looking statements” or similar disclaimer or any other disclosure included in any such Pre-Signing Parent Report that is predictive or forward-looking in nature), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 5.1 Organization; Good Standing; Corporate Power; Parent Subsidiaries.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing, and in good standing in accordance with the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority to own or lease, as applicable, and operate its assets and to carry on its business as currently conducted. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, or operation of its assets makes such qualification or licensing necessary.

(b) The Parent Constituent Documents that are in effect on the date hereof are available on EDGAR and are in full force and effect. Except for the Parent Charter Amendment, no amendment to the Parent Constituent Documents has been approved by the Parent Board or Parent Stockholders. Parent is not in violation of any of its Constituent Documents.

(c) The Parent Subsidiaries listed in the Pre-Signing Parent Reports include each Significant Subsidiary of Parent. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent Entities, taken as a whole, each of Parent’s Significant Subsidiaries is, and, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each of the other Parent Subsidiaries is, duly incorporated or formed, as applicable, and is validly existing and in good standing in accordance with the Laws of the jurisdiction of its incorporation, formation, or organization, as the case may be, and has the requisite corporate, limited liability company, or other power and authority, as the case may be, to own, lease, and operate its assets and to carry on its business as currently conducted. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary.

Section 5.2 Parent and Merger Sub Capitalization; Operations of Merger Sub; Ownership of Company Common Stock.

(a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share. Parent owns all of the issued and outstanding shares of common stock, par value $0.01 per share, of Merger Sub, free and clear of any Lien thereon (other than restrictions on transfer imposed by federal and state securities Laws).

(b) As of the close of business on the Capitalization Date, there were (i) 116,722,665 shares of Parent Common Stock issued and outstanding (including no shares of Parent Common Stock related to Parent RSUs), (ii) no shares of Parent Preferred Stock issued or outstanding, (iii) no shares of Parent Common Stock owned by Parent or any of its Subsidiaries as treasury stock, (iv) 3,390,704 shares of Parent Common Stock reserved for issuance under outstanding awards and rights under the Parent Stock Plans, of which (1) 287,415 shares of Parent Common Stock related to outstanding Parent Stock Options, (2) 1,706,661 shares of Parent Common Stock related to outstanding Parent PSUs (assuming achievement of the applicable performance metrics at the maximum level), and (3) 1,404,628 shares of Parent Common Stock related to outstanding Parent RSUs and (v) 2,647,187 shares of Parent Common Stock reserved for issuance for future awards under the Parent Stock Plan. Since the close of business on the Capitalization Date through the date hereof, Parent has not granted or issued any Parent Equity Awards, and Parent has not issued (or authorized the issuance of) any shares of Parent Capital Stock, except in satisfaction of the vesting, settlement, or exercise (as applicable) of (in each case, in accordance with their respective terms) any Parent Equity Awards, in each case, that were outstanding as of the close of business on the Capitalization Date (such shares of Parent Common Stock, together with the outstanding Equity Securities of Parent described by the foregoing clauses (i)–(v) of the foregoing sentence, the “Outstanding Parent Equity Securities”). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or other anti-dilutive rights. Except for (A) the Outstanding Parent Equity Securities and (B) Equity Securities of Parent issued on or after the date hereof to the extent permitted by Section 6.2(b)(ii), no Equity Securities in Parent are issued, reserved for issuance, or outstanding. As of the date hereof, there are no accrued or declared, and unpaid, dividends or dividend equivalents on any shares of Parent Capital Stock.

(c) Except for acquisitions, or deemed acquisitions, of Parent Common Stock in connection with (i) required Tax withholding in connection with the exercise, vesting and settlement, as applicable, of Parent Equity Awards and (ii) forfeitures of Parent Equity Awards, no Parent Entity has any obligation to repurchase, redeem or otherwise acquire any Equity Securities of any Parent Entity.

(d) There is no Indebtedness of any Parent Entity providing any holder thereof with the right to vote (or that is convertible into, or exchangeable for, Equity Securities providing the holder thereof with the right to vote) on any matters on which Parent Stockholders or any holder of Equity Securities of any Parent Entity may vote. There are no stockholder agreements, voting trusts, or other Contracts to which any Parent Entity is a party or, to Parent’s Knowledge, among any stockholders of Parent or any Parent Subsidiaries related to the voting, registration, redemption, repurchase, or disposition of, or that restrict the transfer of, grant preemptive rights with respect to any Equity Securities of any Parent Entity, or grant board (or other governing body) designation rights with respect to any Parent Entity.

(e) Parent owns of record or Beneficially Owns all of the outstanding Equity Securities in each Parent Subsidiary, and all of the outstanding Equity Securities in each Parent Subsidiary are owned of record by a Parent Entity, in each case, free and clear of any Lien thereon (other than (i) Liens under the Parent Credit Facility and Parent Indentures and (ii) any restrictions on transfer imposed by federal and state securities Laws). All outstanding Equity Securities in the Parent Subsidiaries have been duly authorized and validly issued and are fully paid, non-assessable, and free of preemptive rights, subscription rights, rights of first refusal or offer, or other similar rights. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, puts, rights, commitments or agreements of any character requiring the purchase, sale, or issuance of any Equity Securities of such Parent Subsidiary. Except for the outstanding Equity Securities of the Parent Subsidiaries, no Parent Entity owns of record or Beneficially Owns any Equity Securities of any Person (other than another Parent Subsidiary). No Parent Entity is obligated to form, provide funds to, or make any loan, capital contribution, guarantee, credit enhancement, or other investment in any Person.

(f) Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than in connection with this Agreement and the transactions contemplated hereby.

(g) None of Parent, Merger Sub, or any of their respective Subsidiaries Beneficially Owns any Equity Securities of the Company, or holds any rights to acquire or vote any Equity Securities of the Company (other than pursuant to this Agreement).

Section 5.3 Authority; Execution and Delivery; Enforceability; State Takeover Statutes; No Rights Plan.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and comply with its covenants and agreements hereunder, and, subject to (i) obtaining Parent Stockholder Approval with respect to the Parent Stock Issuance and the Parent Charter Amendment, (ii) Parent’s adoption of this Agreement, in its capacity as the sole stockholder of Merger Sub, and (iii) filing of the Parent Charter Amendment with the Secretary of State of the State of Delaware, to consummate the transactions contemplated hereby, including the Parent Stock Issuance, the Merger, and the Parent Charter Amendment, respectively. Each of Parent’s and Merger Sub’s execution and delivery of this Agreement, performance of its obligations hereunder and compliance with its covenants and agreements hereunder, and, subject to, (i) with respect to the Parent Stock Issuance and adoption of the Parent Charter Amendment, obtaining Parent Stockholder Approval and (ii) with respect to the Merger, Parent’s adoption of this Agreement, in its capacity as the sole stockholder of Merger Sub, the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the Company’s respective due authorization, execution, and delivery hereof, this Agreement constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with the terms hereof, except as may be limited by the Bankruptcy and Equitable Exceptions. The Parent Stockholder Approval and Parent’s adoption of this Agreement, in its capacity as the sole stockholder of Merger Sub, are the only approvals of holders of any shares of Parent Capital Stock or any Equity Securities of any Parent Entity necessary to consummate the Parent Stock Issuance, the Merger and the other transactions contemplated hereby.

(b) At a meeting duly called and held, the Parent Board unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the consummation of the Merger, the Parent Stock Issuance, and the other transactions contemplated hereby, (ii) directing that the Parent Stock Issuance and the adoption of the Parent Charter Amendment be submitted to the Parent Stockholders for approval and adoption, respectively, and (iv) resolving to recommend to the Parent Stockholders that they approve the Parent Stock Issuance and adopt the Parent Charter Amendment (the “Parent Recommendation”). Subject to Section 6.5(e), the Parent Board has not rescinded, modified, or withdrawn such resolutions in any way.

(c) The board of directors of Merger Sub unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (ii) determining that the terms hereof, the Merger and the other transactions contemplated hereby are in the best interests of Merger Sub and Parent, as its sole stockholder, and (iii) directing that this Agreement be submitted to Parent for its adoption as the sole stockholder of Merger Sub, in each case, by an action by written consent.

(d) No Takeover Laws are applicable to the Merger or the other transactions contemplated hereby.

Section 5.4 No Conflicts; Consents and Approvals.

(a) Each of Parent’s and Merger Sub’s execution and delivery hereof does not, each of Parent’s and Merger Sub’s performance of its obligations hereunder and compliance with its covenants and agreements hereunder shall not, and the consummation of the transactions contemplated hereby, including the Merger, shall not, subject to (x) obtaining the Company Stockholder Approval and the Parent Stockholder Approval, (y) Parent’s adoption of this Agreement, in its capacity as the sole stockholder of Merger Sub, and (z) the filing of the Parent Charter Amendment with the Secretary of State of the State of Delaware, (i) conflict with or violate the Parent Constituent Documents or the Constituent Documents of Merger Sub or any of Parent’s Significant

Subsidiaries; (ii) subject further to making the Filings with and obtaining the Consents from the Governmental Authorities contemplated by Section 5.4(b), violate any applicable Law material to the Parent Entities; or (iii) breach, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, cancellation, or amendment of or a right of termination, cancellation, or amendment under, accelerate the performance required by, require any Consent under, or result in the creation of any Lien on any of the respective properties or assets of a Parent Entity under, any Parent Material Contract or Parent Real Property Lease to which any Parent Entity is a party or by which any asset of a Parent Entity is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of Parent’s and Merger Sub’s execution and delivery hereof does not, each of Parent’s and Merger Sub’s performance of its obligations hereunder and compliance with its covenants and agreements hereunder shall not, and the consummation of the transactions contemplated hereby shall not, require any Parent Entity to make Filing with or to, or to obtain any Consent of, any Governmental Authority, except for the following:

(i) the filing with the SEC of the Form S-4, Joint Proxy Statement, and any registration statement required to be filed pursuant to Section 3.6(e), in each case, in preliminary and definitive form;

(ii) the filing of the Parent Charter Amendment with the Secretary of State of the State of Delaware;

(iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(iv) the Filings required by the Exchange Act, the Securities Act, the rules and regulations of NASDAQ or state securities or “blue-sky” Laws;

(v) the HSR Clearance and the Filings required by the HSR Act for the transactions contemplated hereby; and

(vi) any other Filing with or to, or other Consent of, any Governmental Authority, the failure of which to make or obtain would not be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5 SEC Documents; Financial Statements; Related-Party Transactions.

(a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including all exhibits and financial statements required to be filed or furnished therewith and any other document or information required to be incorporated therein) required by the Securities Act or the Exchange Act to be filed or furnished by Parent with the SEC since December 31, 2017 (collectively, together with any documents filed with or furnished to the SEC during such period by Parent to the SEC on a voluntary basis and excluding the Joint Proxy Statement, the “Parent SEC Documents”). As of its respective date, or, if amended prior to the date hereof, as of the date of the last such amendment, each Parent SEC Document complied when filed or furnished (or, if applicable, when amended) in all material respects with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and none of the Parent SEC Documents when filed or furnished (or, in the case of a registration statement filed under the Securities Act, at the time it was declared effective or subsequently amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Parent Subsidiary is, or has at any time since December 31, 2017, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any report, schedule, form, statement, registration statement, prospectus or other document with the SEC.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto) and all reports issued by Parent’s accountants with respect thereto (the “Parent SEC Financial Statements”) (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act), and (ii) present fairly, in all material respects, the Parent Entities’ consolidated financial position as at the respective dates thereof and the Parent Entities’ consolidated results of operations and, where included, consolidated stockholders’ equity and consolidated cash flows for the respective periods indicated, in each case, in conformity with GAAP (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, (1) as may be permitted by Form 10-Q and Regulation S-X under the Securities Act and (2) normal year-end adjustments (none of which is material to the Parent Entities, taken as a whole)). Except as required by GAAP and disclosed in the Parent SEC Documents, between December 31, 2019 and the date hereof, Parent has not made or adopted any material change in its accounting methods, practices or policies.

(c) Parent is, and since December 31, 2017 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(d) Parent has established and maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is sufficient to provide reasonable assurance about the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Parent has established and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by Parent in the Parent SEC Documents is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions about required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC’s staff related to any Parent SEC Documents.

(e) No Parent Entity is a party to any Contract or transaction with (i) any Affiliate (except for any Parent Entity), or any director, manager or officer of any Parent Entity, or (ii) any Affiliate of, or any “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 under the Exchange Act) of, any such Affiliate, director, manager or officer, in each case, that is required to be disclosed by Parent under Item 404 of Regulation S-K under the Exchange Act.

(f) None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (i) the Form S-4, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading or (ii) the Joint Proxy Statement, at the date it or any amendment or supplement is mailed to the Parent Stockholders or the Company Stockholders and at the time of the Parent Stockholders Meeting and the Company Stockholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading; provided that Parent does not make any representation or warranty with respect to any such information to the extent it expressly relates to any other Party or such other Party’s controlled Affiliates or any of its Representatives.

Section 5.6 No Undisclosed Liabilities; Absence of Certain Changes or Events.

(a) No Parent Entity has any material Liabilities that would be required to be reflected or reserved against in Parent’s consolidated audited balance sheet by GAAP or the notes thereto, except (i) those Liabilities specifically reflected and adequately reserved against in the Parent Interim Balance Sheet, (ii) those Liabilities incurred in connection with the negotiation of this Agreement or in connection with the transactions contemplated hereby, including the Merger, and (iii) those Liabilities (other than any Liability for any breach of Contract or violation of Law or that arises out of any Action or that is an environmental Liability or clean-up obligation) incurred in the ordinary course of business consistent with past practice, since the Parent Interim Balance Sheet Date.

(b) No Parent Entity is a party to, or has any commitment to become a party to, any material off-balance sheet joint venture, partnership, or similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among any Parent Entity, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand), or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(c) Since June 30, 2020, through the date hereof, (i) except for Parent’s negotiation of, and entry into, this Agreement and any COVID-19 Responses, the Parent Entities have conducted their businesses in all material respects in the ordinary course of business, consistent with past practice, and (ii) neither a Parent Material Adverse Effect has occurred, nor has any event, change, effect, development, condition, circumstance, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect has occurred.

Section 5.7 Actions. There are no Actions pending or, to Parent’s Knowledge, threatened against any Parent Entity or any officer, director, employee, or agent thereof, in his or its capacity as such, that, if adversely determined, would reasonably be expected to result in a Parent Material Adverse Effect. None of the Parent Entities, or any of their respective officers, directors, employees, or agents in their respective capacity as such, are subject to any outstanding Order that is material to the conduct of the businesses of the Parent Entities.

Section 5.8 Compliance with Laws; Permits.

(a) Since December 31, 2017, (i) the businesses of the Parent Entities have been conducted in compliance in all material respects with all applicable Laws that are material to the conduct of the businesses of the Parent Entities and (ii) no Parent Entity has received any written notice alleging that any Parent Entity has violated any applicable Law that is material to the conduct of the businesses of the Parent Entities.

(b) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Entity holds and is in compliance with all material Permits required for the ownership and use of its assets and the lawful conduct of its business as currently conducted, and all such Permits are valid, subsisting, and in full force and effect.

(c) Since December 31, 2017, with respect to the operation of their respective businesses, neither Parent nor any of its Subsidiaries has given, offered, or agreed to offer anything of value, directly or indirectly, to: (i) any employees, officers, or directors, or any customers of a company, as applicable, (ii) any foreign or domestic governmental official, political party, or candidate for government office or any of its employees or representatives, or (iii) any person, while knowing that all or a portion of such thing of value will be offered, given, or promised, directly or indirectly, to a foreign or domestic governmental official, political party, or candidate for government office or any of its employees or representatives in any manner that would result in the violation by Parent or any of its Subsidiaries of any anti-bribery Law, including the Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.

Section 5.9 Employee Benefit Plans; ERISA.

(a) Parent has provided to the Company correct and complete copies as of the date hereof of all of the material Parent Benefit Plans and multiple employer plans, as described in Section 413(c) of the Code, which the

Parent Entities or any of their respective ERISA Affiliates maintains, sponsors, participates in, or contributes to (or is obligated to maintain, sponsor, participate in, or contribute to). With respect to each material Parent Benefit Plan, prior to the date hereof, Parent has made available to the Company correct and complete copies or forms of the following, as applicable: (i) written summaries of the material terms of any such Parent Benefit Plan not in writing; (ii) all related trust agreements, insurance contracts or other funding vehicles; (iii) the most recent annual report (Form 5500) filed with the Department of Labor and most recent actuarial report and financial statement; (iv) the most recent determination or opinion letter from the Internal Revenue Service; and (v) to the extent required by applicable Law, the most recent summary plan description and any summaries of material modification.

(b) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Parent Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and to Parent’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Parent Benefit Plan or related trust. Each Parent Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects with its terms and with ERISA, the Code, and other applicable Laws, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(c) During the previous six (6) years, none of the Parent Entities nor any of their respective ERISA Affiliates have maintained, sponsored, participated in, or contributed to (or been obligated to maintain, sponsor, participate in, or contribute to), (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, (iii) a multiple employer plan as described in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. The Parent Entities do not have any Liability or obligation with respect to any “multiemployer plan” as defined in Section 3(37) of ERISA, other than Liabilities that, in the aggregate for all Parent Entities, do not exceed $20,000,000. No Parent Entity has any Liability or obligation with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(d) None of the Parent Entities, any Parent Benefit Plan or, to Parent’s Knowledge, any trustee, administrator or other third-party fiduciary or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject Parent or any ERISA Affiliate to any Tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(e) No material Parent Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of any Parent Entity who reside or work outside of the United States on behalf of any Parent Entity.

(f) There are no pending or, to Parent’s Knowledge, threatened claims (other than routine claims for benefits) by, on behalf of or against any Parent Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Authority is pending or, to Parent’s Knowledge, threatened related to any Parent Benefit Plan, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(g) Except as required by applicable Law, no material Parent Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and no Parent Entity has any obligation to provide such benefits other than any payment or reimbursement of COBRA premiums as part of a severance benefit.

(h) None of the execution and delivery hereof, stockholder or other approval hereof or the consummation of the Merger could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or natural person service provider of the Parent Entities to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any such employee, director, officer or natural person service provider, (iii) directly or indirectly require Parent to transfer or set aside any assets to fund any benefits under any Parent Benefit Plan, (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any material Parent Benefit Plan on or following the Effective Time, or (v) result in the payment of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. No Parent Entity has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, officer or natural person service provider of the Parent Entities for any Tax incurred by such individual under Section 409A or 4999 of the Code.

Section 5.10 Labor Matters.

(a) No Parent Entity is a party to, or bound by, any Collective Bargaining Agreement, and, to Parent’s Knowledge, no employee of any Parent Entity is represented by a labor union, labor organization, or other employee representative body with respect to such employee’s employment with any Parent Entity.

(b) Each Parent Entity has satisfied any legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union or labor organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(c) To Parent’s Knowledge, (i) there is no pending material activity or proceeding of any labor union, labor organization, or other employee representative body to organize any employees of any Parent Entity; and (ii) since December 31, 2017, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(d) There is no pending or, to Parent’s Knowledge, any threatened material labor dispute, unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against any Parent Entity that would reasonably be expected to result in a Parent Material Adverse Effect.

(e) Since December 31, 2017, (i) no allegations of sexual harassment, other sexual misconduct, or race discrimination have been made against any individual serving any Parent Entity as a Regional Manager or in a more senior position; (ii) there are no Actions pending or, to Parent’s Knowledge, threatened related to allegations of sexual harassment, other sexual misconduct, or race discrimination by any individual serving any Parent Entity as a Regional Manager or in a more senior position; and (iii) no Parent Entity has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct, or race discrimination by any individual serving any Parent Entity as a Regional Manager or in a more senior position that, in each case of clause (i) through clause (iii), has resulted or, if adversely determined, would reasonably be expected to result, in material liability to the Parent Entities, taken as a whole.

(f) Since December 31, 2017, each Parent Entity has been in material compliance with the WARN Act and has incurred no material liabilities or other obligations thereunder.

Section 5.11 Environmental Matters.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Entity is, and, except for unresolved matters, has been since December 31, 2017, in compliance with all applicable Environmental Laws, and, since December 31,

2017, no Parent Entity has received any written notice alleging that any Parent Entity is not in compliance with, or has violated, any applicable Environmental Law. There are no Environmental Claims pending or, to Parent’s Knowledge, threatened against any Parent Entity that, if adversely determined, would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Entity (a) holds all Environmental Permits necessary for the conduct of its business and the use of its assets as currently conducted and (b) is in compliance with such Environmental Permits and (ii) all such Environmental Permits are valid, subsisting, and in full force and effect.

(c) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2017, no Parent Entity has received any written notice of alleged, actual or potential responsibility for, or any Action related to, any Release or threatened Release of Hazardous Materials and, to Parent’s Knowledge, there are no facts, conditions or circumstances that would be reasonably expected to give rise to such notice. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, to Parent’s Knowledge, there is no property to which any Parent Entity has transported or arranged for the transport of Hazardous Materials that would reasonably be expected to become the subject of an environmental-related Action against any Parent Entity.

(d) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, no Parent Entity has assumed, by Contract, operation of law or otherwise, any Liabilities imposed on any Person other than a Parent Entity pursuant to any applicable Environmental Law.

Section 5.12 Title to Assets; Real Property.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Entity owns, and has good and valid title to, all tangible assets reflected on the most recent balance sheet included in the Parent SEC Financial Statements (the “Parent Interim Balance Sheet”), except for tangible assets sold, used or disposed of in the ordinary course of business since the date of such balance sheet (the “Parent Interim Balance Sheet Date”), free and clear of any Lien thereon (except for any Permitted Lien).

(b) The applicable Parent Entity has valid fee simple title to all real property owned by such Parent Entity (the “Parent Owned Real Property”), in each case, free and clear of any Liens thereon (except for any Permitted Lien). No Parent Entity has leased, licensed, or otherwise granted to any Person the right to use or occupy any Parent Owned Real Property or any portion thereof, which lease, license, or grant is currently in effect or collaterally assigned and materially impairs the use of such Parent Owned Real Property by such Parent Entity. There are no outstanding agreements, options, rights of first offer or rights of first refusal on the part of any party to purchase any Parent Owned Real Property.

(c) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Entity that is either the tenant, subtenant, licensee or sublicensee, as applicable, named under each Parent Real Property Lease for the use or occupancy of Parent Leased Real Property has a good, valid, subsisting and enforceable leasehold interest in such Parent Leased Real Property, in each case, free and clear of any Liens thereon (except for any Permitted Lien), (ii) each Parent Real Property Lease is in full force and effect and is a valid and binding obligation on the applicable Parent Entity that is a party thereto and, to Parent’s Knowledge, each other party thereto, and (iii) except as would not materially adversely affect the use or operation of such Parent Leased Real Property in the manner it is presently used by the applicable Parent Entity: (A) no Parent Entity has received any written notice that any Parent Entity is in material breach or default under a Parent Real Property Lease to which such Parent Entity is a party and, to Parent’s Knowledge, no other party to any Parent Real Property Lease is in material breach or default thereunder; (B) no Parent Entity has received any written notice that any event has occurred that with or without the lapse of time or the giving of notice or both would constitute a material breach or default under any Parent Real Property Lease by the applicable Parent Entity or, to Parent’s Knowledge, any other party to such Parent Real Property Lease; and (C) no Parent Entity has received written notice that any counterparty to any Parent Real Property Lease intends to terminate such Parent Real Property Lease.

Section 5.13 Taxes.

(a) Each Parent Entity has timely filed all material Tax Returns required to be filed by it (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns were complete and correct in all material respects, and the Parent Entities have paid all material Taxes, whether or not shown to be due on such Tax Returns, or have established an adequate reserve therefor in accordance with GAAP.

(b) There are no audits, examinations or other proceedings pending or, to Parent’s Knowledge, threatened with regard to any material Taxes of any Parent Entity. There are no Liens for a material amount of Taxes upon any property or assets of the Parent Entities, except for Permitted Liens.

(c) No Parent Entity (i) is or has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is any Parent Entity), (ii) is party to any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement, in each case with any third party (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes, or any agreement solely between or among the Parent Entities) or (iii) has any Liability for Taxes of any Person (other than the Parent Entities) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of applicable state, local or foreign Law or as a transferee or successor.

(d) No Parent Entity has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e) Since December 31, 2017, no Parent Entity has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(f) No Parent Entity has taken or agreed to take any action or knows of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 5.14 Parent Material Contracts.

(a) For purposes hereof, “Parent Material Contract” means any of the following Contracts (but, for the avoidance of doubt, excluding any Parent Real Property Lease and this Agreement) to which any Parent Entity is a party or by which any Parent Entity is bound or pursuant to which any Parent Entity is operating, purchasing or selling goods, or providing services:

(i) each Contract required to be filed by Parent under Item 601(b)(10) of Regulation S-K under the Exchange Act (except for a Parent Benefit Plan);

(ii) each Contract with a customer under which aggregate payments made to the Parent Entities during 2019 exceeded $40,000,000;

(iii) each Contract with a supplier under which aggregate payments made by the Parent Entities during 2019 exceeded $50,000,000;

(iv) each Contract that relates to the acquisition or disposition by any Parent Entity of any business, Equity Securities, assets, or real property other than in the ordinary course of business (whether by merger, sale of Equity Securities, sale of assets, or otherwise) since December 31, 2017, in each case that (A) involves the payment of consideration in amounts in excess of $50,000,000 and (B) contains any material ongoing obligations of any Parent Entity;

(v) each Contract that by its terms limits the ability of any Parent Entity from engaging or competing in any material respect in any line of business or in any geographic area or from competing with any Person, in each case, in any material respect;

(vi) each Contract that contains material provisions for (A) any most favored nations treatment or equivalent preferential terms or (B) exclusivity requirements or similar obligations to which any Parent Entity is a party or by which a Parent Entity is bound;

(vii) any Contract relating to a partnership, joint venture, profit-sharing or similar arrangement that requires a Parent Entity to invest or make contributions or loans, or any similar payments, in excess of $10,000,000 in any twelve-month period;

(viii) each Contract prohibiting, limiting or otherwise restricting the ability of any Parent Entity to pay dividends or make distributions with respect to any of its Equity Securities;

(ix) each Contract pursuant to which any Parent Entity has (A) incurred Indebtedness or (B) loaned money or otherwise extended credit to any Person, in each case of clause (A) and clause (B), other than to any wholly owned Parent Subsidiary, in each case, in an amount in excess of $20,000,000, except for (1) sales on credit to customers of a Parent Entity arising in the ordinary course of business, (2) purchases made on credit provided by suppliers of a Parent Entity arising in the ordinary course of business, or (3) advancement of expenses and commissions to employees made in the ordinary course of business, consistent with past practice;

(x) each Contract under which any Parent Entity (A) acquires, uses or has the right to use or register any Intellectual Property owned by a Person other than a Parent Entity that is material to the business of the Parent Entities (excluding (1) generally commercially available software and (2) agreements entered into with employees and independent contractors of the Parent Entities and other non-exclusive licenses in the ordinary course of business consistent with past practice); (B) transfers, licenses, or otherwise grants the right to use, register, or acquire any material Intellectual Property owned by any Parent Entity to any Person other than a Parent Entity (except for non-exclusive licenses entered into in the ordinary course of business consistent with past practice); or (C) is restricted in any material respect from using, registering, or asserting any Intellectual Property material to the business of the Parent Entities; and

(xi) each Contract between the Parent and any current or former officer, director, or Person that Beneficially Owns more than five percent (5%) of the Equity Securities of Parent (other than any Parent Benefit Plan).

(b) Except as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Material Contract is in full force and effect and is valid and binding on each Parent Entity party thereto and, to Parent’s Knowledge, each other party thereto, and (ii) neither any Parent Entity nor, to Parent’s Knowledge, any other party thereto, is in breach or default under any Parent Material Contract and no event has occurred that, with or without notice or lapse of time, or both, would constitute a breach or a default by any Parent Entity or, to Parent’s Knowledge, any other party under any Parent Material Contract. Except as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2017, (1) no Parent Entity has received written notice of any actual or alleged breach by any Parent Entity of any Parent Material Contract and (2) no Parent Entity has received any written notice of the intention of any party to a Parent Material Contract to cancel, terminate, materially change the scope of rights under, or fail to renew any Parent Material Contract.

Section 5.15 Intellectual Property. The Parent Entities own, free and clear of all Liens (except Permitted Liens), or otherwise have the right to use, all items of Intellectual Property necessary for their operations, as currently conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. The conduct of the Parent’s and its Subsidiaries’ businesses, as currently conducted, does not infringe, misappropriate, dilute, or otherwise violate any of the Intellectual Property rights of any third party, except for infringements, misappropriations, dilutions, or other violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. No claims are pending or, to Parent’s Knowledge, threatened in writing adversely affecting the Intellectual Property rights of Parent, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. To Parent’s Knowledge, no third party has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property rights of Parent or any of its Subsidiaries, except for infringements, misappropriations, dilutions, or other violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.16 Insurance.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect:

(i) all Parent Policies are in full force and effect and no Parent Entity is in breach of or default under any Parent Policy and no event has occurred that, with or without notice or lapse of time, or both, would constitute a breach of or a default under any Parent Policy;

(ii) since December 31, 2017, each Parent Entity has been continuously insured with recognized insurers or has self-insured in such amounts and related to such risks and losses as are required by applicable Law and any Parent Material Contract or Parent Real Property Lease and as are customary in the industry in which such Parent Entity operates; and

(iii) since December 31, 2017, no Parent Entity has received any written communication notifying it of any (1) cancellation or invalidation of any Parent Policy or (2) notice of default under any Parent Policy.

(b) For purposes hereof, “Parent Policy” means any insurance policy naming any Parent Entity or any director, officer, or employee thereof as an insured or beneficiary or as a loss payable payee for which any Parent Entity is obligated to pay all or part of the premiums as of the date hereof.

Section 5.17 Broker’s Fees. Except for the fees and expenses of Rothschild & Co. US Inc. and Morgan Stanley & Co. LLC, which shall be paid by Parent under Parent’s engagement letters therewith, no Parent Entity or any of its Affiliates, officers or directors has engaged or otherwise agreed to compensate any financial advisor, broker, or finder or incurred any Liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any transaction contemplated hereby.

Section 5.18 Opinion of Parent Financial Advisor. The Parent Board has received the opinion of Rothschild & Co. US Inc. to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations, and other matters considered in connection with the preparation of such opinion and set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent and, as of the date of this Agreement, such opinion has not been modified or withdrawn.

Section 5.19 Sufficient Funds. Parent and Merger Sub will have available to them at the Closing sufficient funds to consummate the transactions contemplated by this Agreement and, assuming the Company’s compliance with Section 6.1, make all payments required by the terms of this Agreement to be made by Parent at the Closing.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Company Business prior to the Effective Time.

(a) Unless otherwise consented to by Parent in advance in writing, and except (x) in connection with any COVID-19 Responses, (y) as disclosed in Section 6.1(b) of the Company Disclosure Schedule, or (z) as expressly contemplated, required, or permitted by this Agreement or required by applicable Law, during the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business, consistent with past practice, and use reasonable best efforts to (i) preserve intact in all material respects its business organization, assets and operations, and goodwill, (ii) maintain in effect all material Permits necessary for the lawful conduct of its businesses, and (iii) preserve relationships with its customers, suppliers, employees, and any other Person having material business relationships with it and with Governmental Authorities having jurisdiction over its businesses and operations; provided that no action by the Company or any Company Subsidiary to the extent expressly permitted by Section 6.1(b) will be a breach of this Section 6.1(a).

(b) Except (w) to the extent reasonably necessary or appropriate in connection with any COVID-19 Responses, (x) as expressly contemplated, required, or permitted by this Agreement or required by applicable Law, (y) as disclosed in Section 6.1(b) of the Company Disclosure Schedule, or (z) as consented to by Parent in advance in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), prior to the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, directly or indirectly:

(i) amend the Constituent Documents of the Company or any of the Company’s Significant Subsidiaries;

(ii) issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any Permitted Lien) on, or otherwise encumber, any shares of Company Capital Stock or any other Equity Securities of any Company Entity, except for (1) the issuance of shares of Company Common Stock upon the vesting, exercise or settlement, as applicable, of Company Equity Awards, to the extent (A) such Company Equity Awards are outstanding on the Capitalization Date and (B) such issuance of Company Common Stock is required hereunder or under a Company Stock Plan or governing award agreement, (2) any issuance of Equity Securities of a Company Entity to the Company or any wholly owned Company Subsidiary, or (3) any pledge, or creation or incurrence of any Lien, under or pursuant to the Existing Company Credit Facility and the Existing Company Indenture;

(iii) (A) redeem, purchase, or otherwise acquire any shares of Company Capital Stock or other Equity Securities of any Company Entity, except for the acquisition of shares of Company Common Stock in order to satisfy any required tax withholding associated with the vesting, exercise or settlement of outstanding Company Equity Awards; or (B) adjust, split, combine, subdivide, consolidate, recapitalize, or reclassify any shares of Company Capital Stock or any Equity Securities of any of the Company’s Significant Subsidiaries;

(iv) declare, set aside for payment, or pay any dividend or other distribution (whether in cash, stock, or other assets, or any combination thereof), on any shares of Company Capital Stock or any Equity Securities of any Company Entity or otherwise make any payments to any holder of Equity Securities therein in its capacity as such, except for cash dividends and distributions by a direct or indirect wholly owned Company Subsidiary to the Company or another direct or indirect wholly owned Company Subsidiary;

(v) (A) except for (1) borrowings under the Existing Company Credit Facility used to manage the Company’s ordinary course cash flow needs or (2) obligations related to hedging, swaps or similar arrangements entered into in the ordinary course of business, consistent with past practice, incur any Indebtedness for borrowed money, or assume, guarantee, or endorse or otherwise become responsible for any such Indebtedness of any other Person, or modify in any material respect the terms of, existing Indebtedness; (B) issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities in any Company Entity; (C) enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than a wholly owned Company Subsidiary in the ordinary course of business); or (D) enter into any arrangement having the economic effect of the foregoing;

(vi) make any loans or advances or capital contributions to any Person, other than (A) advancement of expenses and commissions to employees made in the ordinary course of business, consistent with past practice (including draws and base salary guarantees), (B) sales on credit to customers of a Company Entity in the ordinary course of business, consistent with past practice, and (C) loans and capital contributions to wholly owned Company Entities;

(vii) (A) sell, transfer, lease, sublease, license, or otherwise dispose of or abandon, or (B) mortgage, pledge, create or incur any Lien (except pursuant to the Existing Company Credit Facility and the Existing Company Indenture and other than any Permitted Lien) on, or otherwise encumber, any material asset (other than Company Real Property, which is governed by Section 6.1(b)(xi)), including any Intellectual Property, division, business unit, product line, or Equity Securities of any Company Subsidiary, except (1) in the case of both clause (A) and clause (B), in the ordinary course of business, consistent with past practice, (2) assets associated with discontinued operations or no longer used or held for use, (3) transactions solely between or among the Company and/or wholly-owned Company Subsidiaries, and (4) one or more transactions which, in the aggregate, do not involve consideration exceeding $10,000,000;

(viii) (A) merge or consolidate with any Person, (B) acquire any Equity Securities in, or otherwise invest in, any Person (or any division or line of business thereof), by purchase of securities, or by merger, consolidation, division, contributions to capital or any similar transaction, or (C) except in the ordinary course of business, consistent with past practice, acquire a substantial portion of the assets of any Person (other than Equity Securities, which are addressed by the foregoing clause (B)), except, in the case of each of the foregoing clauses (A) through (C), for any such transactions (x) between or among wholly-owned Company Subsidiaries or (y) which do not involve consideration of in excess of $75,000,000 in the aggregate;

(ix) make or authorize any payments of, or commitments for, any capital expenditures in any calendar year in an amount that would, together with all other capital expenditures in such calendar year in the aggregate, cause the Company’s total capital expenditure budget with respect to such calendar year to be exceeded by more than fifteen percent (15%);

(x) materially amend, extend the term of, or terminate any Company Material Contract or enter into any Contract that would be (if in effect as of the date hereof) a Company Material Contract, other than amendments and extensions in the ordinary course of business, consistent with past practice, and without changes to the terms thereof that are materially adverse to the conduct of the Company’s business;

(xi) (A) purchase any real property having a fair market value in excess of $7,000,000 individually or $20,000,000 in the aggregate; (B) sell any real property having a fair market value in excess of $7,000,000 individually or $12,000,000 in the aggregate; (C) enter into any new lease agreement with respect to real property that is not leased by a Company Entity as of the date hereof, which lease agreement (1) if in effect as of the date hereof, would constitute a Company Real Property Lease and (2) provides for annual rental payments by a Company Entity exceeding $1,500,000 individually or $10,000,000 in the aggregate; or (D) with respect to any Company Real Property Lease in effect on the date hereof, (1) waive, release, assign, or sublease any material rights or claims thereunder (other than any assignment to or sublease by any Company Entity in the ordinary course of business, consistent with past practice), (2) materially amend, modify the terms thereof, (3) terminate such Company Real Property Lease (other than as a result of expiration of the then-existing term), or (4) extend the term thereof, as in effect on the date hereof, other than extensions on market terms if, and to the extent, the failure to so extend would result in the expiration of the term of such Company Real Property Lease;

(xii) except as (A) required by the terms of any Company Benefit Plan or Collective Bargaining Agreement, in either case, in effect as of the date hereof or (B) expressly set forth in this Agreement, (1) increase the compensation or benefits provided to any current or former director, officer, employee, or natural person service provider of the Company Entities (the “Company Employees”), other than (x) ordinary course annual base salary increases not to exceed five percent (5%) of aggregate base salaries as of the date of such increase, or (y) changes in health and welfare benefits that are generally applicable to all Company Employees and that do not materially increase the benefits provided to Company Employees or result in a material increase in administrative costs, (2) grant or provide any severance or termination payments or benefits to any current or former Company Employee or increase the amount payable in respect of any such payments or benefits, as in effect as of the date hereof, (3) materially increase the amount of any cash bonuses or incentive compensation to any current or former Company Employee, (4) except as provided in Section 3.6, accelerate the time of payment, settlement, or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment or settlement of, any compensation or benefits (including any equity or equity-based awards) to any current or former Company Employee, (5) establish, adopt, enter into, terminate, or amend any material Company Benefit Plan or establish, adopt or enter into any material plan, agreement, program, policy, or other arrangement that would constitute a Company Benefit Plan if it were in existence as of the date hereof, other than in connection with routine, ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, or (6) enter into any new employment, consulting, severance, retention, change of control, termination, pension, retirement, or similar agreement with, any Person who is or will be an officer or employee of any Company Entity or materially amend any of the foregoing, other than entering into, amending, or terminating (y) employment agreements with employees providing for aggregate annual base salary and target cash bonus opportunity of less than $200,000 and (z) any consulting agreement in the ordinary course of business, consistent with past practice;

(xiii) adopt, enter into, modify, amend, or terminate any Collective Bargaining Agreement, except in the ordinary course of business, consistent with past practice, or implement any employee layoffs requiring notice or triggering any other obligations under the WARN Act;

(xiv) engage in any action, or fail to take any action, that would cause a partial or complete withdrawal, or would give rise to any material Liability for any partial or complete withdrawal, under any multiemployer plan within the meaning of Section 3(37) of ERISA;

(xv) (A) settle or compromise, or waive any right related to, any Action, except for any Action (other than any Action relating to Taxes) involving only monetary relief where the amount to be paid by a Company Entity in settlement or compromise is less than $5,000,000 individually or $20,000,000 in the aggregate, over the sum of (1) the amount expressly accrued for such Action by any Company Entity on its financial statements as of the date hereof or (2) the amount reasonably expected to be covered by insurance, including pursuant to one or more Company Policies; or (B) commence any Action against any customers or suppliers of a Company Entity or any other Action not in the ordinary course of business, consistent with past practice;

(xvi) except as required by GAAP, make any material change in financial accounting methods, principles, or practices used by any Company Entity;

(xvii) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation, winding-up, or dissolution of the Company or any of the Company’s Significant Subsidiaries;

(xviii) (A) make or change any material Tax election, (B) file any material amendment to a Tax Return, except to the extent required by applicable Law, or (C) change any material Tax accounting method;

(xix) fail to take any action required to renew or maintain any material Permit; terminate, suspend, or abrogate any material Permit; or amend, or modify any material Permit in a manner material and adverse to the Company Entities; or

(xx) agree, resolve, authorize, or commit to take any action prohibited by this Section 6.1.

Section 6.2 Parent Conduct of Business prior to the Effective Time.

(a) Unless otherwise consented to by the Company in advance in writing, and except (x) in connection with any COVID-19 Responses, (y) as disclosed in Section 6.2(b) of the Parent Disclosure Schedule, or (z) as expressly contemplated, required, or permitted by this Agreement or required by applicable Law, during the period from the date of this Agreement until the Effective Time, Parent shall, and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business, consistent with past practice, and use reasonable best efforts to (i) preserve intact in all material respects its business organization, assets and operations, and goodwill, (ii) maintain in effect all material Permits necessary for the lawful conduct of its businesses, and (iii) preserve relationships with its customers, suppliers, employees, and any other Person having material business relationships with it and with Governmental Authorities having jurisdiction over its businesses and operations; provided that no action by Parent or any Parent Subsidiary to the extent expressly permitted by Section 6.2(b) will be a breach of this Section 6.2(a).

(b) Except (w) to the extent reasonably necessary or appropriate in connection with any COVID-19 Responses, (x) as expressly contemplated, required, or permitted by this Agreement or required by applicable Law, (y) as disclosed in Section 6.2(b) of the Parent Disclosure Schedule, or (z) as consented to by the Company in advance in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), prior to the Effective Time, Parent shall not, and shall cause each Parent Subsidiary not to, directly or indirectly:

(i) amend the Constituent Documents of Parent (other than pursuant to the Parent Charter Amendment) or of any of Parent’s Significant Subsidiaries;

(ii) issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any Permitted Lien) on, or otherwise encumber, any shares of Parent Capital Stock or any other Equity Securities of any Parent Entity, except for (1) the issuance of shares of Parent Common Stock upon the vesting, exercise or settlement, as applicable, of Parent Equity Awards, to the extent (A) such Parent Equity Awards are outstanding on the Capitalization Date and (B) such issuance of Parent Common Stock is required hereunder or under a Parent Stock Plan or governing award agreement, (2) the issuance of shares of Parent Common Stock to members of the Parent Board in lieu of director’s fees in the ordinary course of business, consistent with past practice, (3) any issuance of Equity Securities of a Parent Entity to the Parent or any wholly owned Parent Subsidiary, or (4) any pledge, or creation or incurrence of any Lien, under or pursuant to the Parent Credit Facilities or the Parent Indentures;

(iii) (A) redeem, purchase, or otherwise acquire any shares of Parent Capital Stock or other Equity Securities of any Parent Entity, except for the acquisition of shares of Parent Common Stock in order to satisfy any required tax withholding associated with the vesting, exercise or settlement of outstanding Parent Equity Awards; or (B) adjust, split, combine, subdivide, consolidate, recapitalize, or reclassify any shares of Parent Capital Stock or any Equity Securities of any of Parent’s Significant Subsidiaries;

(iv) declare, set aside for payment, or pay any dividend or other distribution (whether in cash, stock, or other assets, or any combination thereof), on any shares of Parent Capital Stock or any Equity Securities of any Parent Entity or otherwise make any payments to any holder of Equity Securities therein in its capacity as such, except for cash dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to Parent or another direct or indirect wholly owned Parent Subsidiary;

(v) (A) except for (1) borrowings under, and any amendment, restatement, refinancing, substitution, or replacement of, the Parent Credit Facilities used to manage Parent’s ordinary course cash flow needs and the anticipated cash flow needs of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the Effective Time, in the ordinary course of business, (2) borrowings under, and any amendment, restatement, refinancing, substitution, or replacement of, the Parent Credit Facilities in connection with (aa) repayment of all outstanding obligations under the Existing Company Credit Facility at the Closing, (bb) any Note Redemption or Offer to Purchase the Company’s Notes, (cc) payment of holders of Non-Employee Stock Options pursuant to Section 3.6, and (dd) payment of withholding Taxes, filing fees, and transaction expenses in connection with the consummation of the Merger, and (3) obligations related to hedging, swaps or similar arrangements entered into in the ordinary course of business, consistent with past practice, incur any Indebtedness for borrowed money, or assume, guarantee, or endorse or otherwise become responsible for any such Indebtedness of any other Person, or modify in any material respect the terms of, existing Indebtedness; (B) issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities in any Parent Entity; (C) enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than a wholly owned Parent Subsidiary in the ordinary course of business); or (D) enter into any arrangement having the economic effect of the foregoing;

(vi) make any loans or advances or capital contributions to any Person, other than (A) advancement of expenses and commissions to employees made in the ordinary course of business, consistent with past practice (including draws and base salary guarantees), (B) sales on credit to customers of a Parent Entity in the ordinary course of business, consistent with past practice, and (C) loans and capital contributions to wholly owned Parent Entities;

(vii) (A) sell, transfer, lease, sublease, license, or otherwise dispose of or abandon, or (B) mortgage, pledge, create or incur any Lien (except pursuant to the Parent Credit Facilities and the Parent Indentures and other than any Permitted Lien) on, or otherwise encumber, any material asset (other than Parent Real Property, which is governed by Section 6.2(b)(xi)), including any Intellectual Property, division, business unit, product line, or Equity Securities of any Parent Subsidiary, except (1) in the case of both clause (A) and clause (B), in the ordinary course of business, consistent with past practice, (2) assets associated with discontinued operations or no longer used or held for use, (3) transactions solely between or among Parent and/or wholly-owned Parent Subsidiaries, and (4) one or more transactions which, in the aggregate, do not involve consideration exceeding $16,000,000;

(viii) (A) merge or consolidate with any Person, (B) acquire any Equity Securities in, or otherwise invest in, any Person (or any division or line of business thereof), by purchase of securities, or by merger, consolidation, division, contributions to capital or any similar transaction, or (C) except in the ordinary course of business, consistent with past practice, acquire a substantial portion of the assets of any Person (other than Equity Securities, which are addressed by the foregoing clause (B)), except, in the case of each of the foregoing clauses (A) through (C), for any such transactions (x) between or among wholly-owned Parent Subsidiaries or (y) which do not involve consideration of in excess of $75,000,000 in the aggregate;

(ix) make or authorize any payments of, or commitments for, any capital expenditures in any calendar year in an amount that would, together with all other capital expenditures in such calendar year in the aggregate, cause Parent’s total capital expenditure budget with respect to such calendar year to be exceeded by more than fifteen percent (15%);

(x) materially amend, extend the term of, or terminate any Parent Material Contract or enter into any Contract that would be (if in effect as of the date hereof) a Parent Material Contract, other than amendments and extensions in the ordinary course of business, consistent with past practice, and without changes to the terms thereof that are materially adverse to the conduct of Parent’s business;

(xi) (A) purchase any real property having a fair market value in excess of $7,000,000 individually or $20,000,000 in the aggregate; (B) sell any real property having a fair market value in excess of $7,000,000 individually or $12,000,000 in the aggregate; (C) enter into any new lease agreement with respect to real property that is not leased by a Parent Entity as of the date hereof, which lease agreement (1) if in effect as of the date hereof, would constitute a Parent Real Property Lease and (2) provides for annual rental payments by a Parent

Entity exceeding $1,500,000 individually or $10,000,000 in the aggregate; or (D) with respect to any Parent Real Property Lease in effect on the date hereof, (1) waive, release, assign, or sublease any material rights or claims thereunder (other than any assignment to or sublease by any Parent Entity in the ordinary course of business, consistent with past practice), (2) materially amend, modify the terms thereof, (3) terminate such Parent Real Property Lease (other than as a result of expiration of the then-existing term), or (4) extend the term thereof, as in effect on the date hereof, other than extensions on market terms if, and to the extent, the failure to so extend would result in the expiration of the term of such Parent Real Property Lease;

(xii) except as (A) required by the terms of any Parent Benefit Plan or Collective Bargaining Agreement, in either case, in effect as of the date hereof or (B) expressly set forth in this Agreement, (1) increase the compensation or benefits provided to any current or former director, officer, employee, or natural person service provider of the Parent Entities (the “Parent Employees”), other than (x) ordinary course annual base salary increases not to exceed five percent (5%) of aggregate base salaries as of the date of such increase, or (y) changes in health and welfare benefits that are generally applicable to all Parent Employees and that do not materially increase the benefits provided to Parent Employees or result in a material increase in administrative costs, (2) grant or provide any severance or termination payments or benefits to any current or former Parent Employee or increase the amount payable in respect of any such payments or benefits, as in effect as of the date hereof, (3) materially increase the amount of any cash bonuses or incentive compensation to any current or former Parent Employee, (4) accelerate the time of payment, settlement, or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment or settlement of, any compensation or benefits (including any equity or equity-based awards) to any current or former Parent Employee, (5) establish, adopt, enter into, terminate, or amend any material Parent Benefit Plan or establish, adopt or enter into any material plan, agreement, program, policy, or other arrangement that would constitute a Parent Benefit Plan if it were in existence as of the date hereof, other than in connection with routine, ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, or (6) enter into any new employment, consulting, severance, retention, change of control, termination, pension, retirement, or similar agreement with, any Person who is or will be an officer or employee of any Parent Entity or materially amend any of the foregoing, other than entering into, amending, or terminating (y) employment agreements with employees providing for aggregate annual base salary and target cash bonus opportunity of less than $200,000 and (z) any consulting agreement in the ordinary course of business, consistent with past practice;

(xiii) adopt, enter into, modify, amend, or terminate any Collective Bargaining Agreement, except in the ordinary course of business, consistent with past practice, or implement any employee layoffs requiring notice or triggering any other obligations under the WARN Act;

(xiv) engage in any action, or fail to take any action, that would cause a partial or complete withdrawal, or would give rise to any material Liability for any partial or complete withdrawal, under any multiemployer plan within the meaning of Section 3(37) of ERISA;

(xv) (A) settle or compromise, or waive any right related to, any Action, except for any Action (other than any Action relating to Taxes) involving only monetary relief where the amount to be paid by a Parent Entity in settlement or compromise is less than $10,000,000 individually or $20,000,000 in the aggregate, over the sum of (1) the amount expressly accrued for such Action by any Parent Entity on its financial statements as of the date hereof or (2) the amount reasonably expected to be covered by insurance, including pursuant to one or more Parent Policies; or (B) commence any Action against any customers or suppliers of a Parent Entity or any other Action not in the ordinary course of business, consistent with past practice;

(xvi) except as required by GAAP, make any material change in financial accounting methods, principles, or practices used by any Parent Entity;

(xvii) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation, winding-up, or dissolution of Parent or any of Parent’s Significant Subsidiaries;

(xviii) (A) make or change any material Tax election, (B) file any material amendment to a Tax Return, except to the extent required by applicable Law, or (C) change any material Tax accounting method;

(xix) fail to take any action required to renew or maintain any material Permit; terminate, suspend, or abrogate any material Permit; or amend, or modify any material Permit in a manner material and adverse to the Parent Entities; or

(xx) agree, resolve, authorize, or commit to take any action prohibited by this Section 6.2.

Section 6.3 Preparation of the Form S-4 and the Joint Proxy Statement; Information Supplied; Stockholders Meetings.

(a) As promptly as reasonably practicable after the date hereof, (i) each of Parent and the Company shall commence a broker search under Rule 14a-13 under the Exchange Act related to setting a record date for the Parent Stockholders Meeting and the Company Stockholders Meeting, respectively, and (ii) Parent and the Company shall cooperate in good faith in the preparation of, and shall jointly prepare, (1) the proxy statement relating to the Parent Stockholder Approval and the Company Stockholder Approval (the “Joint Proxy Statement”) and (2) the registration statement on Form S-4 to be filed with the SEC by Parent for the registration under the Securities Act of the Parent Stock Issuance (the “Form S-4”). Each of Parent and the Company shall cause the Joint Proxy Statement and the Form S-4 to comply as to form in all material respects with the Exchange Act, the Securities Act, and any other applicable Law. Unless the Parent Board has made a Parent Change of Recommendation to the extent permitted by Section 6.5(e), and, subject to the terms thereof, the Joint Proxy Statement shall include the Parent Recommendation; and, unless the Company Board has made a Company Change of Recommendation to the extent permitted by Section 6.4(e), and, subject to the terms thereof, the Joint Proxy Statement also shall include the Company Recommendation. Each of Parent and the Company shall provide to the other Party for inclusion in the Joint Proxy Statement or the Form S-4 all information, financial or otherwise, concerning itself (including any acquired entities for which financial statements are required to be included in the Form S-4) and its controlled Affiliates as reasonably requested by the other Party, including, in the case of the Company, using its commercially reasonable efforts to provide all information concerning itself necessary to enable Parent to prepare the appropriate pro forma financial statements and related footnotes required to be included in the Form S-4 and Joint Proxy Statement.

(b) Parent shall file the Form S-4 in preliminary form with the SEC as soon as reasonably practicable after the date hereof, and each of Parent and the Company shall use reasonable best efforts to cause such filing to occur no later than thirty (30) days after the date hereof; provided that, prior to filing the Form S-4 in preliminary or final form, filing the Joint Proxy Statement in definitive form, or mailing the Joint Proxy Statement to the Parent Stockholders or the Company Stockholders, each of Parent and the Company shall provide the other Party with a reasonable opportunity to review and comment on such document and consider in good faith the comments thereon of the other Party. Parent and the Company shall promptly (i) notify the other Party in writing of the receipt of any comments from the SEC related to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement or the Form S-4 and (ii) provide the other Party with a copy of any correspondence received from the SEC related to the Joint Proxy Statement or the Form S-4. Each of Parent and the Company shall use reasonable best efforts to (1) cooperate in good faith related to, and respond promptly to, any comment from the SEC related to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement or the Form S-4; provided that each of Parent and the Company shall provide the other Party with a reasonable opportunity to review and comment on any response to any such SEC comment or request and consider in good faith the comments thereon of the other Party, and (2) cause the SEC to declare the Form S-4 effective as soon as reasonably practicable after Parent files the Form S-4 in preliminary form with the SEC. Neither Parent nor the Company shall, and Parent and the Company shall cause their respective controlled Affiliates not to and use reasonable best efforts to cause their respective Representatives not to, agree to participate in any substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, related to the Form S-4 or the Joint Proxy Statement unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate therein. Parent shall advise the Company of the time that the SEC declares the Form S-4 effective under the Securities Act (such time, the “Form S-4 Effectiveness Time”) or the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, in each case, as promptly as reasonably practicable after Parent’s receipt of notice thereof, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed, or otherwise terminated.

(c) As soon as reasonably practicable after the date hereof, in consultation with Parent, the Company shall duly set a record date (the “Company Record Date”) (and the Company shall use reasonable best efforts to cause the Company Record Date to be the same date as the Parent Record Date), for a meeting of the Company Stockholders for the purpose of seeking the Company Stockholder Approval (the “Company Stockholders Meeting”), file the Joint Proxy Statement in definitive form with the SEC, and mail the Joint Proxy Statement to the Company Stockholders entitled to vote at the Company Stockholders Meeting, duly call and give notice of the Company Stockholders Meeting, and, as promptly as reasonably practicable after the Company Record Date, duly convene and hold the Company Stockholders Meeting. The Company shall not delay convening, or postpone or adjourn, the Company Stockholders Meeting; provided, however, that:

(i) the Company may postpone or adjourn the Company Stockholders Meeting only after consultation with Parent:

(1) (A) because of the absence of a quorum or (B) to solicit additional proxies if, within three (3) Business Days prior to the date on which the Company Stockholders Meeting is scheduled to be held, the Company has not received proxies representing a sufficient number of shares of Company Common Stock for the Company Stockholder Approval to be received at the Company Stockholders Meeting, whether or not a quorum is present;

(2) to allow reasonable additional time for (A) the filing and mailing of any supplemental or amended disclosure that the Company Board has determined in good faith, after consultation with outside legal counsel, is required by applicable Law and (B) for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders Meeting; or

(3) if Parent has postponed or adjourned the Parent Stockholders Meeting in accordance with Section 6.4(c)(i), in order to schedule the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date;

(ii) notwithstanding clause (i) above, the Company shall postpone or adjourn the Company Stockholders Meeting, up to two (2) times, for a period of up to ten (10) Business Days each time, upon Parent’s written request, including if the Company delivers a Company Recommendation Change Notice under Section 6.4 within five (5) Business Days before the then-scheduled date of the Company Stockholders Meeting; and

(iii) a proposal to adopt this Agreement, a proposal for an advisory vote on executive compensation, and a proposal to approve the adjournment of the Company Stockholders Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the adoption hereof shall be the only proposals to be voted on at the Company Stockholders Meeting.

(d) As soon as reasonably practicable after the date hereof, in consultation with the Company, Parent shall duly set a record date (the “Parent Record Date”) (and Parent shall use reasonable best efforts to cause the Parent Record Date to be the same date as the Company Record Date) for a meeting of the Parent Stockholders for the purpose of seeking the Parent Stockholder Approval (the “Parent Stockholders Meeting”), file the Joint Proxy Statement in definitive form with the SEC, and mail the Joint Proxy Statement to the Parent Stockholders entitled to vote at the Parent Stockholders Meeting, duly call and give notice of the Parent Stockholders Meeting and, as promptly as reasonably practicable after the Parent Record Date, duly convene and hold the Parent Stockholders Meeting. Parent shall not delay convening, or postpone or adjourn, the Parent Stockholders Meeting; provided, however, that:

(i) Parent may postpone or adjourn the Parent Stockholders Meeting only after consultation with the Company:

(1) (A) because of the absence of a quorum or (B) to solicit additional proxies if, within three (3) Business Days prior to the date on which the Parent Stockholders Meeting is scheduled to be held, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval to be received at the Parent Stockholders Meeting, whether or not a quorum is present;

(2) to allow reasonable additional time for (A) the filing and mailing of any supplemental or amended disclosure that the Parent Board has determined in good faith, after consultation with outside legal counsel, is required by applicable Law and (B) for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to the Parent Stockholders Meeting; or

(3) if the Company has postponed or adjourned the Company Stockholders Meeting in accordance with Section 6.3(c)(i), in order to schedule the Parent Stockholders Meeting and the Company Stockholders Meeting on the same date;

(ii) notwithstanding clause (i) above, Parent shall postpone or adjourn the Parent Stockholders Meeting, up to two (2) times, for a period of up to ten (10) Business Days each time, upon the Company’s written request, including if Parent delivers a Parent Recommendation Change Notice under Section 6.5 within five (5) Business Days before the then-scheduled date of the Parent Stockholders Meeting; and

(iii) proposals to (i) approve the Parent Stock Issuance, (ii) adopt the Parent Charter Amendment, and (iii) approve the adjournment of the Parent Stockholders Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Parent Stock Issuance shall be the only proposals to be voted on at the Parent Stockholders Meeting.

(e) Each of Parent and the Company shall use reasonable best efforts to call for and initially schedule the Company Stockholders Meeting and the Parent Stockholders Meeting to be held on the same date. Subject to Section 6.4(e), the Company shall use reasonable best efforts to (i) solicit from the Company Stockholders entitled to vote on the Company Stockholder Approval proxies in favor of the adoption of this Agreement and to approve the adjournment of the Company Stockholders Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the adoption hereof and (ii) take all other actions necessary or advisable to obtain the Company Stockholder Approval. Subject to Section 6.5(e), Parent shall use reasonable best efforts to (x) solicit from the Parent Stockholders entitled to vote at the Parent Stockholders Meeting proxies in favor of the (A) approval of the Parent Stock Issuance, (B) adoption of the Parent Charter Amendment and (C) approval the adjournment of the Parent Stockholders Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the adoption hereof and (y) take all other actions necessary or advisable to obtain the Parent Stockholder Approval.

(f) If, at any time prior to the Effective Time, Parent or the Company discovers any information relating to Parent or the Company or any of their respective Affiliates that should be disclosed in an amendment or supplement to the Form S-4 or the Joint Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party, promptly prepare an appropriate amendment or supplement describing such information (providing to the other Party a reasonable opportunity to review and comment on such amendment or supplement), file such amendment or supplement with the SEC, and, to the extent required by applicable Law, disseminate it to the Parent Stockholders and the Company Stockholders. Notwithstanding any other provision herein to the contrary, neither the Form S-4 nor the Joint Proxy Statement may be filed, and no amendment or supplement to the Form S-4 or the Joint Proxy Statement may be made, without the approval of both Parent and the Company (such approval not to be unreasonably withheld, conditioned, or delayed); provided that the foregoing shall not apply to (a) documents filed by a Party with the SEC that are incorporated by reference into the Form S-4 or the Joint Proxy Statement, except to the extent any amendment or supplement to such documents relates to information relating to the other Party or its business, financial condition or results of operations or (b) a Company Change of Recommendation or a Parent Change of Recommendation effected in accordance with Section 6.4(e) or Section 6.5(e), respectively.

(g) Notwithstanding (i) any Company Change of Recommendation, (ii) the public proposal or announcement or other submission to the Company or any of its Affiliates or Representatives of a Company Acquisition Proposal, or (iii) anything herein to the contrary, unless this Agreement has been terminated in accordance with the requirements of Article VIII, the Company’s obligations under this Section 6.3 shall continue in full force and effect, including the requirement to hold the Company Stockholders Meeting.

(h) Notwithstanding (i) any Parent Change of Recommendation, (ii) the public proposal or announcement or other submission to Parent or any of its Affiliates or Representatives of a Parent Acquisition Proposal, or (iii) anything herein to the contrary, unless this Agreement has been terminated in accordance with the requirements of Article VIII, Parent’s obligations under this Section 6.3 shall continue in full force and effect, including the requirement to hold the Parent Stockholders Meeting.

Section 6.4 No Company Solicitation.

(a) The Company shall, and shall cause its controlled Affiliates and use reasonable best efforts to cause its Representatives to, immediately (i) cease and cause to be terminated all existing discussions or negotiations with any Person conducted prior to the Parties’ execution and delivery hereof related to any Company Acquisition Proposal and (ii) terminate all access to physical and electronic data rooms previously granted to any Person or its Representatives related to any Company Acquisition Proposal. The Company shall not, and shall cause each of its controlled Affiliates and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (1) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information), or take any other action designed to lead to, the submission by any Person of any Company Acquisition Proposal, (2) engage in, continue, knowingly facilitate, knowingly encourage, or otherwise participate in any discussions or negotiations related to any Company Acquisition Proposal or provide any nonpublic information to any Person (other than Parent and its Representatives) in connection with, or related to, any Company Acquisition Proposal, (3) approve, endorse, or recommend any Company Acquisition Proposal, (4) enter into any Contract (including any letter of intent, agreement, agreement in principle, or memorandum of understanding) or similar document or commitment related to any Company Acquisition Proposal, or (5) release or permit the release of any Person from, waive or permit the waiver of any right under, or grant any consent or make any election under any “standstill” or similar contractual provision with respect to the Company’s securities to which the Company is a party, or fail to enforce any such “standstill” or similar contractual provision against any known violation thereof (provided that, if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to grant such release or waiver would be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company may waive any such provision solely to the extent necessary to permit the Person bound by such provision to make a nonpublic Company Acquisition Proposal to the Company Board).

(b) Notwithstanding anything in Section 6.4(a) to the contrary, if, at any time prior to obtaining the Company Stockholder Approval, the Company receives a written Company Acquisition Proposal made after the date hereof that does not result from a breach of the obligations set forth in Section 6.4(a), and if the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Company Acquisition Proposal is, or could reasonably be expected to lead to, a

Superior Company Acquisition Proposal, (i) the Company may enter into an Acceptable Company Confidentiality Agreement with the Person making such Company Acquisition Proposal; (ii) the Company and its Representatives may provide information (including nonpublic information) in response to a request for such information by such Person, subject to such Acceptable Company Confidentiality Agreement; provided that any information provided to such Person that is not publicly available on EDGAR, including if such information is posted to an electronic data room, shall be provided to Parent prior to or substantially concurrently with the time it is provided to such Person; and (iii) the Company and its Representatives may engage in discussions or negotiations with respect to such Company Acquisition Proposal with such Person and its Representatives.

(c) The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) advise Parent in writing if, after the date hereof, the Company or any of its controlled Affiliates or Representatives receives any (i) inquiry or request for information, discussion, or negotiation that is reasonably expected to lead to or that relates to or contemplates a Company Acquisition Proposal, or (ii) Company Acquisition Proposal or any proposal or offer that is reasonably likely to lead to a Company Acquisition Proposal, in each case, which writing shall set forth the material terms and conditions of such indication, inquiry, request, Company Acquisition Proposal, proposal, or offer, the identity of the Person (or Persons) making any such indication, inquiry, request, Company Acquisition Proposal, proposal, or offer, and a copy of any written indication, inquiry, request, Company Acquisition Proposal, proposal, or offer or any draft agreement provided by such Person. The Company shall keep Parent informed (orally and in writing) in all material respects on a timely basis of the status and details of any such Company Acquisition Proposal, request, inquiry, proposal, or offer, including notifying Parent in writing within twenty-four (24) hours after either (y) the occurrence of any material amendment or modification thereof, which notice to Parent shall set forth the material terms and conditions of such amendment or modification or (z) the Company takes any action permitted under Section 6.4(b)(i).

(d) Except to the extent permitted under Section 6.4(e), neither the Company Board nor any committee thereof shall (i) (1) change, withhold, withdraw, qualify, amend, or modify (or publicly propose to change, withhold, withdraw, qualify, amend, or modify), in any manner adverse to Parent, the Company Recommendation, (2) fail to include the Company Recommendation in the Joint Proxy Statement (in either preliminary or definitive form), or (3) authorize, adopt, approve, declare advisable, or recommend, or publicly propose to authorize, adopt, approve, declare advisable, or recommend, a Company Acquisition Proposal or any Contract related thereto (other than an Acceptable Company Confidentiality Agreement entered into in accordance with Section 6.4(b)); (ii) fail to expressly reaffirm publicly the Company Recommendation within ten (10) Business Days after Parent’s written request to do so if a Company Acquisition Proposal is publicly announced (provided that Parent may make such written request, and the Company shall be required to reaffirm the Company Recommendation pursuant thereto, on only one occasion for each Company Acquisition Proposal); (iii) fail to expressly reaffirm publicly the Company Recommendation within ten (10) Business Days after any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for Company Common Stock has been commenced; or (iv) fail to recommend against acceptance of any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for Company Common Stock within the ten (10) Business Days specified in Rule 14e-2(a) under the Exchange Act after the commencement of such offer (each of the foregoing clauses (i)–(iv), a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Section 6.4 to the contrary, prior to obtaining the Company Stockholder Approval, the Company Board may effect a Company Change of Recommendation only:

(i) in connection with a Superior Company Acquisition Proposal, but only if:

(1) the Company has received a written Company Acquisition Proposal after the date hereof that did not result from a breach of the obligations set forth in Section 6.4(a);

(2) the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that (1) such Company Acquisition Proposal constitutes a

Superior Company Acquisition Proposal and (2) the failure to effect a Company Change of Recommendation in response to such Company Acquisition Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable Law;

(3) the Company Board delivers to Parent written notice that the Company Board intends to make a Company Change of Recommendation (a “Company Recommendation Change Notice”) in response to such Company Acquisition Proposal, which Company Recommendation Change Notice shall (i) be delivered to Parent at least five (5) Business Days prior to the date on which any Company Change of Recommendation may occur, (ii) identify the Person making such Company Acquisition Proposal, attach a copy of such Company Acquisition Proposal and a copy of the proposed written definitive agreement relating to such Company Acquisition Proposal (and any other proposed transaction documents), and (iii) set forth in reasonable detail all material terms and conditions of such Company Acquisition Proposal that are not set forth in such copies;

(4) if requested by Parent, during the period of five (5) Business Days after delivery to Parent of the Company Recommendation Change Notice and other documents described in clause (3), the Company and its Representatives shall negotiate in good faith with Parent and its Representatives with respect to any proposed modifications of the terms of this Agreement or the transactions contemplated hereby; and

(5) at the end of such period of five (5) Business Days and taking into account any modifications to the terms of this Agreement and the transactions contemplated hereby proposed by Parent in writing (provided that, if there is any subsequent amendment to any material term of such Company Acquisition Proposal, the Company Board shall promptly deliver to Parent a new Company Recommendation Change Notice (including all required information and documents specified in clause (3) above) with respect to such amended Company Acquisition Proposal and an additional good faith negotiation period of three (3) Business Days (rather than five (5) Business Days otherwise contemplated in clauses (3) and (4) above) from the date of such notice shall be required), the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Company Acquisition Proposal continues to be a Superior Company Acquisition Proposal (after taking into account any modifications to the terms of this Agreement and the transactions contemplated hereby proposed by Parent) and that the failure to make such a Company Change of Recommendation in response to such Company Acquisition Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable Law; or

(ii) in connection with a Company Intervening Event, but only if:

(1) the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that a Company Intervening Event has occurred and the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law;

(2) the Company Board provides to Parent a Company Recommendation Change Notice in response to such Company Intervening Event, which Company Recommendation Change Notice shall (i) be delivered to Parent at least five (5) Business Days prior to the date on which any Company Change of Recommendation may occur and (ii) describe the facts and circumstances relating to such Company Intervening Event in reasonable detail;

(3) if requested by Parent, during the period of five (5) Business Days after delivery to Parent of the Company Recommendation Change Notice, the Company and its Representatives shall negotiate in good faith with Parent and its Representatives with respect to any proposed modifications of the terms of this Agreement or the transactions contemplated hereby; and

(4) at the end of such period of five (5) Business Days and taking into account any modifications to the terms of this Agreement or the transactions contemplated hereby proposed by Parent in writing, the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that the failure to make such a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Nothing under this Section 6.4 shall prohibit the Company or the Company Board from complying with Rule 14d-9, Rule 14e-2, or Item 1012 of Regulation M-A under the Exchange Act, or from making any legally required disclosures to stockholders (including any “stop, look, and listen” communication under Rule 14d-9(f) under the Exchange Act) with regard to a Company Acquisition Proposal; provided, however, that (i) any such disclosure shall be deemed to be a Company Change of Recommendation unless such disclosure expressly states that the Company Board reaffirms the Company Recommendation and (ii) the foregoing shall not permit the Company or the Company Board or any committee thereof to effect a Company Change of Recommendation that is not otherwise permitted by Section 6.4(e).

(g) As used herein:

(i) “Acceptable Company Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those under the Confidentiality Agreement, including standstill provisions no less favorable in any material respect to the Company than those under the Confidentiality Agreement;

(ii) “Company Acquisition Proposal” means a bona fide inquiry, proposal, or offer from any Person (except for Parent or one of its Representatives) or “group,” within the meaning of Section 13(d) under the Exchange Act, relating to, or that would reasonably be expected to lead to, in a single transaction or series of related transactions, any (1) merger, consolidation, share exchange, division, asset sale or similar transaction pursuant to which such Person or group would acquire, directly or indirectly, assets or businesses of the Company Entities (including an acquisition of Equity Securities of the Company Entities) representing 25% or more of the consolidated assets of the Company Entities or to which 25% or more of the revenue or net income of the Company Entities on a consolidated basis are attributable, (2) direct or indirect acquisition or issuance of Company Common Stock representing 25% or more of the outstanding Company Common Stock, (3) tender offer, exchange offer, or similar transaction that, if consummated, would result in such Person or group’s Beneficially Owning 25% or more of the outstanding Company Common Stock, (4) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving the Company, or (5) any combination of the foregoing;

(iii) “Company Intervening Event” means a material event, change, effect, development, or occurrence that was not known to the Company Board prior to the Company’s execution and delivery of this Agreement (or if known, the consequences of which were not known to the Company Board or were not reasonably foreseeable), which event, change, effect, or development, or any consequence thereof, becomes known to the Company Board after the Company’s execution and delivery of this Agreement and before the Company Stockholder Approval is obtained; provided, however, that in no event shall any of the following be a Company Intervening Event or be taken into account in determining whether a Company Intervening Event has occurred: (1) the receipt, existence, or terms of a Company Acquisition Proposal or any matter relating thereto or consequence thereof; (2) any Regulatory Action undertaken pursuant to Section 6.8; (3) any event, change, effect, development, or occurrence relating to any Parent Entity that does not amount to a Parent Material Adverse Effect; (4) any change, in and of itself, in the trading price or trading volume of the Company Common Stock or Parent Common Stock; or (5) the fact, in and of itself, that Parent or the Company meets or exceeds (or fails to meet) any internal or published projections, forecasts, estimates, or predictions of revenues, earnings, or other financial or operating metrics for any period; and

(iv) “Superior Company Acquisition Proposal” means a bona fide written Company Acquisition Proposal made after the date hereof that the Company Board has determined, after consultation with its outside legal counsel and a nationally recognized financial advisor, in its good-faith judgment, taking into account all relevant circumstances at the time of determination, including all legal, regulatory, and financial aspects of the proposal (including its conditionality, the existence of any financing contingency, the availability of any debt or equity funding commitments, expected timing, and the likelihood of consummation of the proposal), the identity of the Person making the Company Acquisition Proposal, and any other factor the Company Board determines in good faith to be relevant, (1) is reasonably likely to be consummated under its terms and (2) if consummated, would result in a transaction more favorable to the Company Stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement; provided that, for purposes of the definition of “Superior Company Acquisition Proposal,” all references to “25%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.”

Section 6.5 No Parent Solicitation.

(a) Parent shall, and shall cause its controlled Affiliates and use reasonable best efforts to cause its Representatives to, immediately (i) cease and cause to be terminated all existing discussions or negotiations with any Person conducted prior to the Parties’ execution and delivery hereof related to any Parent Acquisition Proposal and (ii) terminate all access to physical and electronic data rooms previously granted to any Person or its Representatives related to any Parent Acquisition Proposal. Parent shall not, and shall cause each of its controlled Affiliates and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (1) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information), or take any other action designed to lead to, the submission by any Person of any Parent Acquisition Proposal, (2) engage in, continue, knowingly facilitate, knowingly encourage, or otherwise participate in any discussions or negotiations related to any Parent Acquisition Proposal or provide any nonpublic information to any Person (other than the Company and its Representatives) in connection with, or related to, any Parent Acquisition Proposal, (3) approve, endorse, or recommend any Parent Acquisition Proposal, (4) enter into any Contract (including any letter of intent, agreement, agreement in principle, or memorandum of understanding) or similar document or commitment related to any Parent Acquisition Proposal, or (5) release or permit the release of any Person from, waive or permit the waiver of any right under, or grant any consent or make any election under any “standstill” or similar contractual provision with respect to Parent’s securities to which Parent is a party, or fail to enforce any such “standstill” or similar contractual provision against any known violation thereof (provided that, if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to grant such release or waiver would be inconsistent with the Parent Board’s fiduciary duties under applicable Law, Parent may waive any such provision solely to the extent necessary to permit the Person bound by such provision to make a nonpublic Parent Acquisition Proposal to the Parent Board).

(b) Notwithstanding anything in Section 6.5(a) to the contrary, if, at any time prior to obtaining the Parent Stockholder Approval, Parent receives a written Parent Acquisition Proposal made after the date hereof that does not result from a breach of the obligations set forth in Section 6.5(a), and if the Parent Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Parent Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Parent Acquisition Proposal, (i) Parent may enter into an Acceptable Parent Confidentiality Agreement with the Person making such Parent Acquisition Proposal; (ii) Parent and its Representatives may provide information (including nonpublic information) in response to a request for such information by such Person, subject to such Acceptable Parent Confidentiality Agreement; provided that any information provided to such Person that is not publicly available on EDGAR, including if such information is posted to an electronic data room, shall be provided to the Company prior to or substantially concurrently with the time it is provided to such Person; and (iii) Parent and its Representatives may engage in discussions or negotiations with respect to such Parent Acquisition Proposal with such Person and its Representatives.

(c) Parent shall promptly (and in no event later than twenty-four (24) hours after receipt) advise the Company in writing if, after the date hereof, Parent or any of its controlled Affiliates or Representatives receives any (i) inquiry or request for information, discussion, or negotiation that is reasonably expected to lead to or that relates to or contemplates a Parent Acquisition Proposal, or (ii) Parent Acquisition Proposal or any proposal or offer that is reasonably likely to lead to a Parent Acquisition Proposal, in each case, which writing shall set forth the material terms and conditions of such indication, inquiry, request, Parent Acquisition Proposal, proposal, or offer, the identity of the Person (or Persons) making any such indication, inquiry, request, Parent Acquisition Proposal, proposal, or offer, and a copy of any written indication, inquiry, request, Parent Acquisition Proposal, proposal, or offer or any draft agreement provided by such Person. Parent shall keep the Company informed (orally and in writing) in all material respects on a timely basis of the status and details of any such Parent Acquisition Proposal, request, inquiry, proposal, or offer, including notifying the Company in writing within twenty-four (24) hours after either (y) the occurrence of any material amendment or modification thereof, which notice to the Company shall set forth the material terms and conditions of such amendment or modification or (z) Parent takes any action permitted under Section 6.5(b)(i).

(d) Except to the extent permitted under Section 6.5(e), neither the Parent Board nor any committee thereof shall (i) (1) change, withhold, withdraw, qualify, amend, or modify (or publicly propose to change, withhold, withdraw, qualify, amend, or modify), in any manner adverse to the Company, the Parent Recommendation, (2) fail to include the Parent Recommendation in the Joint Proxy Statement (in either preliminary or definitive form), or (3) authorize, adopt, approve, declare advisable, or recommend, or publicly propose to authorize, adopt, approve, declare advisable, or recommend, a Parent Acquisition Proposal or any Contract related thereto (other than an Acceptable Parent Confidentiality Agreement entered into in accordance with Section 6.5(b)); (ii) fail to expressly reaffirm publicly the Parent Recommendation within ten (10) Business Days after the Company’s written request to do so if a Parent Acquisition Proposal is publicly announced (provided that the Company may make such written request, and Parent shall be required to reaffirm the Parent Recommendation pursuant thereto, on only one occasion for each Parent Acquisition Proposal); (iii) fail to expressly reaffirm publicly the Parent Recommendation within ten (10) Business Days after any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for Parent Common Stock has been commenced; or (iv) fail to recommend against acceptance of any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for Parent Common Stock within the ten (10) Business Days specified in Rule 14e-2(a) under the Exchange Act after the commencement of such offer (each of the foregoing clauses (i)–(iv), a “Parent Change of Recommendation”).

(e) Notwithstanding anything in this Section 6.5 to the contrary, prior to obtaining the Parent Stockholder Approval, the Parent Board may effect a Parent Change of Recommendation only:

(i) in connection with a Superior Parent Acquisition Proposal, but only if:

(1) Parent has received a written Parent Acquisition Proposal after the date hereof that did not result from a breach of the obligations set forth in Section 6.5(a);

(2) the Parent Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that (1) such Parent Acquisition Proposal constitutes a Superior Parent Acquisition Proposal and (2) the failure to effect a Parent Change of Recommendation in response to such Parent Acquisition Proposal would be inconsistent with the Parent Board’s fiduciary duties under applicable Law;

(3) the Parent Board delivers to the Company written notice that the Parent Board intends to make a Parent Change of Recommendation (a “Parent Recommendation Change Notice”) in response to such Parent Acquisition Proposal, which Parent Recommendation Change Notice shall (i) be delivered to the Company at least five (5) Business Days prior to the date on which any Parent Change of Recommendation may occur, (ii) identify the Person making such Parent Acquisition Proposal, attach a copy of such Parent Acquisition Proposal and a copy of the proposed written definitive agreement relating to such Parent Acquisition Proposal (and any other proposed transaction documents), and (iii) set forth in reasonable detail all material terms and conditions of such Parent Acquisition Proposal that are not set forth in such copies;

(4) if requested by the Company, during the period of five (5) Business Days after delivery to the Company of the Parent Recommendation Change Notice and other documents described in clause (3), Parent and its Representatives shall negotiate in good faith with the Company and its Representatives with respect to any proposed modifications of the terms of this Agreement or the transactions contemplated hereby; and

(5) at the end of such period of five (5) Business Days and taking into account any modifications to the terms of this Agreement and the transactions contemplated hereby proposed by the Company in writing (provided that, if there is any subsequent amendment to any material term of such Parent Acquisition Proposal, the Parent Board shall promptly deliver to the Company a new Parent Recommendation Change Notice (including all required information and documents specified in clause (3) above) with respect to such amended Parent Acquisition Proposal and an additional good faith negotiation period of three (3) Business Days (rather than five (5) Business Days otherwise contemplated in clauses (3) and (4) above) from the date of such notice shall be required), the Parent Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Parent Acquisition Proposal continues to be a Superior Parent Acquisition Proposal (after taking into account any modifications to the terms of this Agreement and the transactions contemplated hereby proposed by the Company) and that the failure to make such a Parent Change of Recommendation in response to such Parent Acquisition Proposal would be inconsistent with the Parent Board’s fiduciary duties under applicable Law; or

(ii) in connection with a Parent Intervening Event, but only if:

(1) the Parent Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that a Parent Intervening Event has occurred and the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the Parent Board’s fiduciary duties under applicable Law;

(2) the Parent Board provides to the Company a Parent Recommendation Change Notice in response to such Parent Intervening Event, which Parent Recommendation Change Notice shall (i) be delivered to the Company at least five (5) Business Days prior to the date on which any Parent Change of Recommendation may occur and (ii) describe the facts and circumstances relating to such Parent Intervening Event in reasonable detail;

(3) if requested by the Company, during the period of five (5) Business Days after delivery to the Company of the Parent Recommendation Change Notice, Parent and its Representatives shall negotiate in good faith with the Company and its Representatives with respect to any proposed modifications of the terms of this Agreement or the transactions contemplated hereby; and

(4) at the end of such period of five (5) Business Days and taking into account any modifications to the terms of this Agreement or the transactions contemplated hereby proposed by the Company in writing, the Parent Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that the failure to make such a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the Parent Board’s fiduciary duties under applicable Law.

(f) Nothing under this Section 6.5 shall prohibit Parent or the Parent Board from complying with Rule 14d-9, Rule 14e-2, or Item 1012 of Regulation M-A under the Exchange Act, or from making any legally required disclosures to stockholders (including any “stop, look, and listen” communication under Rule 14d-9(f) under the Exchange Act) with regard to a Parent Acquisition Proposal; provided, however, that (i) any such disclosure shall be deemed to be a Parent Change of Recommendation unless such disclosure expressly states that the Parent Board reaffirms the Parent Recommendation and (ii) the foregoing shall not permit Parent or the Parent Board or any committee thereof to effect a Parent Change of Recommendation that is not otherwise permitted by Section 6.5(e).

(g) As used herein:

(i) “Acceptable Parent Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in any material respect to Parent than those under the Confidentiality Agreement, including standstill provisions no less favorable in any material respect to the Company than those under the Confidentiality Agreement;

(ii) “Parent Acquisition Proposal” means a bona fide inquiry, proposal, or offer from any Person (except for Parent or one of its Representatives) or “group,” within the meaning of Section 13(d) under the Exchange Act, relating to, or that would reasonably be expected to lead to, in a single transaction or series of related transactions, any (1) merger, consolidation, share exchange, division, asset sale or similar transaction pursuant to which such Person or group would acquire, directly or indirectly, assets or businesses of the Parent Entities (including an acquisition of Equity Securities of the Parent Entities) representing 25% or more of the consolidated assets of the Parent Entities or to which 25% or more of the revenue or net income of the Parent Entities on a consolidated basis are attributable, (2) direct or indirect acquisition or issuance of Parent Common Stock representing 25% or more of the outstanding Parent Common Stock, (3) tender offer, exchange offer, or similar transaction that, if consummated, would result in such Person or group’s Beneficially Owning 25% or more of the outstanding Parent Common Stock, (4) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving Parent, or (5) any combination of the foregoing;

(iii) “Parent Intervening Event” means a material event, change, effect, development, or occurrence that was not known to the Parent Board prior to Parent’s execution and delivery of this Agreement (or if known, the consequences of which were not known to the Parent Board or were not reasonably foreseeable), which event, change, effect, or development, or any consequence thereof, becomes known to the Parent Board after Parent’s execution and delivery of this Agreement and before the Parent Stockholder Approval is obtained; provided, however, that in no event shall any of the following be a Parent Intervening Event or be taken into account in determining whether a Parent Intervening Event has occurred: (1) the receipt, existence, or terms of a Parent Acquisition Proposal or any matter relating thereto or consequence thereof; (2) any Regulatory Action undertaken pursuant to Section 6.8; (3) any event, change, effect, development, or occurrence relating to any Company Entity that does not amount to a Company Material Adverse Effect; (4) any change, in and of itself, in the trading price or trading volume of the Parent Common Stock or Company Common Stock; or (5) the fact, in and of itself, that the Company or Parent meets or exceeds (or fails to meet) any internal or published projections, forecasts, estimates, or predictions of revenues, earnings, or other financial or operating metrics for any period; and

(iv) “Superior Parent Acquisition Proposal” means a bona fide written Parent Acquisition Proposal made after the date hereof that the Parent Board has determined, after consultation with its outside legal counsel and a nationally recognized financial advisor, in its good-faith judgment, taking into account all relevant circumstances at the time of determination, including all legal, regulatory, and financial aspects of the proposal (including its conditionality, the existence of any financing contingency, the availability of any debt or equity funding commitments, expected timing, and the likelihood of consummation of the proposal), the identity of the Person making the Parent Acquisition Proposal, and any other factor the Parent Board determines in good faith to be relevant, (1) is reasonably likely to be consummated under its terms and (2) if consummated, would result in a transaction more favorable to the Parent Stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement; provided that, for purposes of the definition of “Superior Parent Acquisition Proposal,” all references to “25%” in the definition of Parent Acquisition Proposal shall be deemed to be references to “50%.”

Section 6.6 Notification of Certain Matters. Parent and the Company shall each use reasonable best efforts to give prompt notice to the other Party if any of the following occur after the date hereof:

(a) receipt of any written notice from any counterparty to a Company Material Contract or Parent Material Contract, as applicable, asserting that the Consent of such counterparty is or may be required in connection with the consummation of the Merger;

(b) receipt of any notice or other substantive communication from any Governmental Authority (except for any notice or substantive communication contemplated by Section 6.8) or NASDAQ in connection with the Merger or the other transactions contemplated hereby; or

(c) the occurrence of an event that would reasonably be expected to (i) prevent or materially delay the consummation of the Closing or (ii) result in the failure of any condition in Article VII to be satisfied;

provided, however, that the delivery of any notice under this Section 6.6 shall not limit or otherwise affect the Parties’ respective rights and remedies available hereunder, nor shall the Party giving such notice be prejudiced with respect to any such matters solely by virtue of having delivered such notice, and no information delivered under this Section 6.6 shall, or shall be deemed to, update any section of any Disclosure Schedule or otherwise qualify or modify any of the Parties’ respective representations and warranties hereunder; provided, further, that any Party’s breach of, or failure to perform or comply with its obligations under, this Section 6.6 shall not be considered a breach of, or a failure to perform or comply with, a covenant or agreement hereunder for purposes of Section 7.2(b) or Section 7.3(b), as applicable, unless the underlying fact or event would independently result in the failure of the condition set forth in Section 7.2(b) or Section  7.3(b), as applicable, to be satisfied.

Section 6.7 Access to Information.

(a) Upon reasonable notice, the Company shall provide Parent and its Representatives reasonable access, during normal business hours throughout the period from the date hereof through the Closing, in furtherance of the consummation of the Merger and the other transactions contemplated hereby to the Company Entities’ properties, books, records, and personnel, and during such period, the Company shall cause to be furnished promptly to Parent and its Representatives all information concerning the Company Entities and their respective businesses, as Parent and its Representatives may reasonably request in connection therewith; provided, further, that the Company shall not be required to provide any such access or information that would (i) result in the disclosure of any trade secrets of third parties or the violation of any Law or any material Contract to which any Company Entity is a party or by which any Company Entity is bound (including any confidentiality obligation of any Company Entity); (ii) jeopardize protections afforded any Company Entity under the attorney-client privilege; provided that the Company shall use reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege; or (iii) involve any physical testing of any nature with respect to any portion of the Company Entities’ properties (including invasive sampling or testing); provided, further, that (A) the Company shall promptly notify Parent in writing if any reason described in the foregoing clause (i) or clause (ii) is applicable to any request for information and (B) if any such access or information is limited for the reasons described in the foregoing clause (i) or clause (ii), Parent and the Company shall use their respective reasonable best efforts to establish a process that (through use of steps such as, without limitation, redactions, provision of information to counsel to review and summarize for Parent, or use of a “clean room” environment for analysis and review of information by appropriate recipients in coordination with counsel and the Company) shall provide Parent with timely access to the fullest extent possible to the substance of the information described in this Section 6.7(a). All information obtained by Parent and its Representatives under this Section 6.7(a) shall be treated as “Evaluation Material” for purposes of the Confidentiality Agreement. Notwithstanding any other provision hereof, Parent agrees that it shall not, and shall use reasonable best efforts to cause its Representatives not to, prior to the Effective Time, use any information obtained under this Section 6.7(a) for any competitive or other purpose unrelated to the consummation of the Merger; provided, however, that, upon request by the Company, the recipients of such information and any other information contemplated to be provided by the Company pursuant to this Section 6.7(a) (other than Parent), agree to be bound by the Confidentiality Agreement as Representatives of Parent.

(b) Upon reasonable notice, Parent shall provide the Company and its Representatives reasonable access, during normal business hours throughout the period from the date hereof through the Closing, in furtherance of the consummation of the Merger and the other transactions contemplated hereby to the Parent Entities’ properties, books, records, and personnel, and during such period, Parent shall cause to be furnished promptly to the Company and its Representatives all information concerning the Parent Entities and their respective businesses, as the Company or its Representatives may reasonably request in connection therewith; provided, further, that Parent shall not be required to provide any such access or information that would (i) result in the disclosure of any trade secrets of third parties or the violation of any Law or any material Contract to which any Parent Entity is a party or by which any Parent Entity is bound (including any confidentiality obligation of any Parent Entity); (ii) jeopardize protections afforded any Parent Entity under the attorney-client privilege; provided that Parent shall use reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege; or (iii) involve any physical testing of any nature with respect to any portion of the Parent Entities’ properties (including invasive sampling or testing); provided, further, that (A) Parent shall promptly notify the Company in writing if any reason described in the foregoing clause (i) or clause (ii) is applicable to any request for information and (B) if any such access or information is limited for the reasons described in the foregoing clause (i) or clause (ii), the Company and Parent shall use their respective reasonable best efforts to establish a process that (through use of steps such as, without limitation, redactions, provision of information to counsel to review and summarize for the Company, or use of a “clean room” environment for analysis and review of information by appropriate recipients in coordination with counsel and Parent) shall provide the Company with timely access to the fullest extent possible to the substance of the information described in this Section 6.7(b). All information obtained by the Company and its Representatives under this Section 6.7(b) shall be treated as “Evaluation Material” for purposes of the Confidentiality Agreement. Notwithstanding any other provision hereof, the Company agrees that it shall not, and shall use reasonable best efforts to cause its Representatives not to, prior to the Effective Time, use any information obtained under this Section 6.7(b) for any competitive or other purpose unrelated to the consummation of the Merger; provided, however, that, upon request by Parent, the recipients of such information and any other information contemplated to be provided by Parent pursuant to this Section 6.7(b) (other than the Company), agree to be bound by the Confidentiality Agreement as Representatives of the Company.

Section 6.8 Consents, Approvals and Filings; Other Actions.

(a) Without limiting the generality of anything contained in this Section 6.8, each of Parent and the Company shall cooperate with each other and use its (and shall cause their respective Subsidiaries to use their) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under this Agreement and applicable Law to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, and in no event later than the Outside Date, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports, and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party set forth in Section 4.4 of the Company Disclosure Schedule (including, without limitation, with respect to obtaining releases of Liens under the Existing Company Credit Facility and Existing Company Indenture) or Section 5.4 of the Parent Disclosure Schedule and any Governmental Authority, including under the Antitrust Laws, in order to consummate the transactions contemplated by this Agreement. Parent and the Company shall share equally all filing fees under the Antitrust Laws in connection with the performance of the Parties’ obligations under this Section 6.8.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company (and their respective Affiliates, if applicable) shall: (i) promptly, but in no event later than September 10, 2020, file any and all notices, reports, and other documents required to be filed by such Party under the HSR Act with respect to the transactions contemplated by this Agreement; and shall use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances, and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required); (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the DOJ or the FTC, as applicable, under the HSR Act or by any other Governmental Authority in connection with the transactions contemplated by this Agreement, as well as any information required to be submitted to comply with, a request for additional information in order to commence or end a statutory waiting period; (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement; and (v) promptly take, and cause its Affiliates to take, all reasonable actions and steps requested or required by any Governmental Authority as a condition to granting any consent, permit, authorization, waiver, clearance, and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Authorities of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required with respect to the transactions contemplated by this Agreement.

(c) Without limiting the generality of anything contained in this Section 6.8, each Party hereto shall (i) give the other Parties prompt notice of the making or commencement of any request, litigation, hearing, examination, or Action with respect to the transactions contemplated by this Agreement, (ii) keep the other Parties reasonably informed as to the status of any such request, litigation, hearing, examination, or Action, (iii) promptly inform the other Parties of any substantive communication to or from the FTC, DOJ, or any other Governmental Authority to the extent regarding the transactions contemplated by this Agreement, or regarding any such request, litigation, hearing, examination, or Action, and provide a copy of all substantive written communications, and (iv) pull and re-file any notice under the HSR Act only if the other Parties agree. Subject to applicable Law, to the extent practicable, each of Parent or the Company, as the case may be, will consult with the other prior to submitting any substantive written materials to any Governmental Authority regarding the information to be submitted relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. Each Party shall consider in good faith and incorporate where appropriate all comments reasonably proposed by the other Parties, as the case may be; provided, however, that, if any such information would be considered competitively sensitive by the disclosing party, such information shall be provided solely to those individuals acting as outside antitrust counsel for the other Parties, provided that such counsel shall not disclose such information to such other Parties and shall enter into or act pursuant to a pre-existing joint defense agreement with the providing party. In addition, except as may be prohibited by any Governmental Authority or by any applicable Law, in connection with any such request, or any, hearing, examination, or Action with respect to the transactions contemplated by this Agreement, each Party will permit authorized Representatives of the other Party to be present at each in-person or telephonic meeting, conference, or other substantive communication relating to such request, hearing, examination, or Action and shall consult with the other party in connection with any document, opinion, or proposal made or submitted to any Governmental Authority in connection with such request, hearing, examination, or Action. Notwithstanding anything to the contrary contained in this Agreement, Parent and the Company shall cooperate in good faith to jointly devise and implement the strategy for obtaining any necessary antitrust or competition clearances, including in connection with the determination of any Regulatory Action, and each of Parent and the Company shall afford the other Party the opportunity to participate equally in all meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust or competition clearances; provided that Parent or the Company, as applicable, shall not be permitted to participate in any such meetings and communications if it is prohibited from doing so by a Governmental Authority, or to the extent necessary to prevent disclosure of the other Party’s competitively sensitive information.

(d) Notwithstanding anything to the contrary in this Section 6.8, in no event shall either of the Company or Parent, or any of their respective Affiliates, be required to take, or agree to take, any of the following actions: (i) divest, license, hold separate, or otherwise dispose of, or allow a third party to utilize, any portion of its or their respective businesses, assets or Contracts or (ii) any other action that may be required or requested by any Governmental Authority in connection with obtaining the consents, authorizations, orders, or approvals contemplated by this Section 6.8 (each, a “Regulatory Action”), if any such Regulatory Action (individually or in the aggregate) would reasonably be expected to have an adverse effect that is material to Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken as a whole (after giving effect to the Merger and the other transactions contemplated by this Agreement); provided that in no event shall the Company or Parent, or any of their respective Affiliates, be required to take, or agree to take, any Regulatory Action unless such Regulatory Action is conditioned upon the consummation of the Closing.

(e) Subject to its obligations in this Section 6.8, Parent and the Company shall cooperate in good faith and use their respective reasonable best efforts to jointly propose, negotiate, offer to commit, and effect, by consent decree, hold separate order, or otherwise, any and all such actions or otherwise to offer to take or offer to commit (and if such offer is accepted, commit to and take) any such action as may be required to resolve any Governmental Authority’s objections to the transactions contemplated by this Agreement.

(f) Subject to Section 6.8(d), in the event that any Action is commenced challenging the transactions contemplated by this Agreement and such Action seeks, or would reasonably be expected to seek, to prevent, prohibit, or restrict consummation of the transactions contemplated by this Agreement, each of Parent and the Company shall cooperate with the other Party and use its reasonable best efforts to contest any such Action and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(g) Neither Parent nor the Company shall, nor shall it permit its Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person, or division thereof (through acquisition, license, joint venture, partnership, collaboration, or otherwise), if such acquisition, would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, Consent, or waiver under Antitrust Laws with respect to the transactions contemplated by this Agreement.

Section 6.9 Indemnification.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to fulfill and honor in all respects the obligations of the Company Entities imposed under (i) each indemnification agreement in effect on the date hereof between any Company Entity and any Indemnified Person (the “Company Indemnification Agreements”) and (ii) any indemnification provision and any exculpation provision in the Constituent Documents of the Company Entities as in effect on the date hereof. The Constituent Documents of the Surviving Corporation and the Surviving Corporation’s Subsidiaries shall, to the fullest extent permitted by applicable Law, contain provisions related to indemnification and exculpation from liability no less favorable to the Indemnified Persons than the indemnification and exculpation from liability provisions in the Constituent Documents of the Company or its relevant Subsidiaries on the date hereof, and, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Closing Date, such provisions shall not be amended, repealed, or otherwise modified in any manner that adversely affects the rights thereunder of any Indemnified Person.

(b) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Closing Date, Parent shall cause the Surviving Corporation or its applicable Subsidiaries to indemnify and hold harmless, and advance expenses to, the Indemnified Persons against any Loss incurred in connection with any actual or threatened Action arising out of or relating to the Merger, this Agreement, or the transactions contemplated hereby, in each case, to the fullest extent permitted by applicable Law; provided that any such advancement of expenses shall be conditioned upon the Indemnified Person’s (i) executing an undertaking to repay the amounts advanced if it is ultimately determined that such Indemnified Person is not entitled to indemnification and (ii) cooperating with Parent, the Surviving Corporation, and their respective Subsidiaries in the defense of any such matter.

(c) Through the sixth (6th) anniversary of the Closing Date, Parent shall cause the Surviving Corporation or its applicable Subsidiaries, at no expense to the Indemnified Persons who are beneficiaries thereof, to maintain in effect, for the benefit of the Indemnified Persons, the current level and scope of directors’ and officers’ liability insurance coverage in the Company’s current directors’ and officers’ liability insurance policy in effect as of the date hereof; provided, however, that in no event shall the Surviving Corporation be required to expend in any one (1) year an amount in excess of 350% of the annual premium currently payable by the Company related to such current policy (the “Annual Cap”); provided, further, that, if the annual premiums payable for such insurance coverage exceed the Annual Cap, the Surviving Corporation shall obtain from insurance carriers with comparable credit ratings a policy with the greatest coverage available for an annual cost equal to the Annual Cap. In lieu of the obligations in, and notwithstanding anything in, the immediately preceding sentence, the Company, in consultation with Parent, may obtain a prepaid “tail” policy prior to the Effective Time that provides the Indemnified Persons with such directors’ and officers’ liability insurance for a period ending no earlier than the sixth (6th) anniversary of the Closing Date, and Parent shall cause the Surviving Corporation or its applicable Subsidiaries, at no expense to the Indemnified Persons who are beneficiaries thereof, to maintain such policy in effect, for the benefit of the Indemnified Persons; provided that the premium payable for such “tail” policy shall not exceed the Annual Cap.

(d) If Parent or the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations of the Surviving Corporation (or Parent) under this Section 6.9.

(e) From and after the Closing, the Indemnified Persons shall be third-party beneficiaries of this Section 6.9, with full rights of enforcement as if a party hereto. The rights of the Indemnified Persons under this Section 6.9 shall be in addition to, and not in substitution for, any other rights that any such Indemnified Person may have under the applicable Constituent Documents or any Company Indemnification Agreement.

(f) Nothing herein is intended to, shall be construed to or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence related to the Company Entities for any of their respective directors, officers, or other employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to or in substitution for any such claims under such policies.

(g) For purposes hereof, “Indemnified Person” means any Person who is or was, at any time prior to the Effective Time, an officer or director of any Company Entity, or, while an officer or director of any Company Entity, is or was serving at the request of such Company Entity as a director, officer, partner, member, trustee, administrator, employee, or agent of another Person, including an employee benefit plan.

Section 6.10 Financing.

(a) If requested by Parent, the Company shall, and shall cause its Subsidiaries and use reasonable best efforts to cause its Representatives to, use its and their reasonable best efforts to, and shall reasonably cooperate with Parent and Merger Sub to, (i) redeem all outstanding 5.50% Senior Secured Notes due 2024 (the “Notes”) issued by BMC East, LLC under the Existing Company Indenture (a “Note Redemption”) or (ii) commence any of (1) one or more offers to purchase any or all of the outstanding series of Notes for cash (the “Offers to

Purchase”) or (2) one or more offers to exchange any or all of the outstanding Notes for securities issued by any Parent Entity (the “Offers to Exchange”) and, in the case of clause (ii), conduct consent solicitations to obtain from the requisite holders thereof consent to certain amendments to the Existing Company Indenture (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Company Note Offers and Consent Solicitations”); provided that Parent shall be responsible for all Losses incurred by any Company Entity in connection with any Note Redemption or Company Notes Offers and Consent Solicitation, and any Note Redemption, Offer to Purchase, Offer to Exchange, or amendment contemplated by any Consent Solicitation shall be conditioned on, and shall not be consummated prior to, Closing. Any Company Note Offers and Consent Solicitations shall be made on customary terms and conditions (including price to be paid and conditionality) as are reasonably proposed by any Parent Entity, are reasonably acceptable to the Company and are permitted or required by the terms of such Notes, the applicable indentures and applicable Laws, including the Exchange Act and the rules and regulations thereunder.

(b) Subject to receipt of the requisite consents, in connection with any or all of the Consent Solicitations, the Company shall execute supplemental indentures to the Existing Company Indenture in accordance with the terms thereof amending the terms and provisions of the Existing Company Indenture in a form as reasonably requested by Parent and reasonably acceptable to the Company, which supplemental indentures shall not become effective until Closing. At the Parent Entities’ expense, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective controlled Affiliates and Representatives to, on a timely basis, upon the reasonable request of any Parent Entity, provide reasonable assistance and cooperation in connection with any Note Redemption or Company Note Offers and Consent Solicitations (including but not limited to requesting, and using reasonable best efforts to cause, (i) the Company’s independent accountants (and certified independent auditors of any company recently acquired or whose acquisition by the Company is pending of whose financial statements would be required to be included in order for a registration statement filed by the Company to be declared effective) to provide customary consents for use of their reports to the extent required in connection with any Company Note Offers and Consent Solicitations and (ii) the Company’s Representatives to furnish any customary certificates, legal opinions, or negative assurance letters in connection with the Company Note Offers and Consent Solicitations). The dealer manager, solicitation agent, information agent, depositary, or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by the Parent Entities and reasonably acceptable to the Company and their fees and out-of-pocket expenses will be paid directly by Parent.

(c) Notwithstanding any other provision herein, prior to the Effective Time, the Company shall not give notice of, commence, or consummate any Note Redemption, Offers to Purchase, Offers to Exchange or Consent Solicitations without the prior written consent of Parent.

(d) The Company shall cause the agent under the Existing Company Credit Facility to deliver an executed payoff letter (the “Payoff Letter”) with respect to the Existing Company Credit Facility, in customary form reasonably acceptable to the Company and Parent, at least two (2) Business Days prior to the Closing Date; provided that such Payoff Letter shall be contingent upon the occurrence of the Closing, unless otherwise agreed by the Company.

(e) From the date of this Agreement until the Effective Time the Company shall, and shall cause the Company Entities to, reasonably cooperate with Parent, as reasonably requested by Parent in connection with Parent’s debt financing activities, including by permitting Parent’s financing sources, as Representatives of Parent, to have reasonable access, during normal business hours in accordance with and subject to the other terms hereof, including the limitations set forth in Section 6.7(a), to the Company Entities’ properties, borrowing base, books, records, personnel, and information systems, including cash management and accounting systems and policies and procedures relating thereto (including conducting commercial finance examinations and inventory, equipment and real property appraisals). Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company Entities in connection with any such cooperation and (ii) if this Agreement is terminated and the Closing does not occur, shall indemnify and hold harmless the Company Entities from and against any and all losses suffered or incurred by any of them of any type in connection with any such cooperation, the arrangement of any debt financing in connection therewith, and any information provided or used in connection therewith, in each case, other than to the extent such losses arise out of (A) historical information provided by the Company Entities or their Representatives to Parent for use by Parent in connection with the arrangement of any debt financing being materially incorrect or materially misleading or (B) the bad faith, fraud, gross negligence, or willful misconduct of, or breach of this Section 6.10 by, the Company Entities or their Representatives.

Section 6.11 Stock Exchange Listing; Blue-Sky Laws; Delisting.

(a) Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on NASDAQ, subject to official notice of issuance, prior to the Effective Time, and the Company shall reasonably cooperate with Parent in connection therewith, including by providing all information reasonably requested by Parent in connection therewith. Parent shall use reasonable best efforts to take all actions reasonably required to be taken under any applicable state securities Laws in connection with the Parent Stock Issuance, except for qualifying to do business in any jurisdiction in which Parent is not currently so qualified.

(b) Prior to the Effective Time, upon Parent’s request, the Company shall use reasonable best efforts to cause the delisting of the Company Common Stock from NASDAQ and the termination of the Company’s registration under the Exchange Act, in each case, as soon as reasonably practicable following the Effective Time, subject to compliance with the Company’s obligations under the Exchange Act. Prior to the Effective Time, the Company shall not delist, or take action to cause the delisting of, the Company Common Stock from NASDAQ.

Section 6.12 Section 16 Matters. Prior to the Effective Time, each of the Parent Board and the Company Board (or duly formed committees thereof consisting solely of two or more non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)) shall take all such actions as may be necessary or appropriate to cause any dispositions of Company Common Stock (including derivative securities related to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities related to Parent Common Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or shall become subject to such reporting requirements with respect to Parent, in each case, resulting from the transactions contemplated hereby to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

Section 6.13 Employee Benefit Matters.

(a) For a period of one (1) year immediately following the Effective Time (or if shorter, during the relevant period of employment), Parent shall provide, or shall cause to be provided, to each employee of any Company Entity immediately prior to the Effective Time who continues to be employed by Parent or any of its Subsidiaries (other than any such employee who is covered by a Collective Bargaining Agreement as of the Effective Time (the “Union Employees”)) following the Effective Time (each, a “Continuing Employee”) with (i) annual base salary or annual wage rate and annual target cash bonus opportunity that, in the aggregate, are no less favorable than the annual base salary or annual wage rate and annual target cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits (excluding defined benefit pension, retiree medical, and equity or equity-based compensation) that are substantially comparable in the aggregate to either (x) the employee benefits provided to similarly situated employees of the Parent Entities, or (y) the employee benefits provided to such Continuing Employee by the applicable Company Entity immediately prior to the Effective Time, as determined by Parent in its sole discretion; provided that, with respect to employee benefits that are severance payments and/or benefits, any Continuing Employee who undergoes an “involuntary termination” (or other similar term) under any severance plan, program, policy or other arrangement (any such arrangement, a “Severance Plan”) within twelve (12) months following the

Effective Time, such Continuing Employee shall be entitled to a minimum of at least two (2) weeks of severance pay (as calculated under the applicable Severance Plan), regardless of any service requirement or other waiting period otherwise required under the terms of such Severance Plan. With respect to any Union Employee, Parent shall cause each applicable Subsidiary to provide such compensation and benefits as are required to be provided to such Union Employee pursuant to the terms of any applicable Collective Bargaining Agreement.

(b) For all purposes (including purposes of vesting, eligibility to participate, and level of benefits) under any benefit plans, policies, programs, contracts, agreements, or arrangements of the Parent Entities to the extent such plans provide benefits to any Continuing Employee or Union Employee on or after the Effective Time (excluding the Company Benefit Plans) (the “Parent Plans”), each such Continuing Employee or Union Employee shall be credited with his or her years of service with the Company Entities before the Effective Time, to the same extent as such Continuing Employee or Union Employee was entitled, before the Effective Time, to credit for such service under any Company Benefit Plan in which such Continuing Employee or Union Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing service credit shall not be required to apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, (ii) for purposes of eligibility, vesting, or benefit accruals under any defined benefit pension plan or equity compensation plan, and (iii) for purposes of eligibility, vesting or benefit accruals under any retiree medical or welfare arrangement. In addition, and without limiting the generality of the foregoing, for any Parent Plans that are welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent, the Surviving Corporation or any of their respective Subsidiaries (“Parent Welfare Company Benefit Plans”), in which a Continuing Employee or Union Employee may be eligible to participate on or after the Effective Time, Parent, the Surviving Corporation and their respective Subsidiaries shall (1) waive all limitations as to eligibility waiting periods and preexisting and actively at-work conditions, if any, related to participation and coverage requirements applicable to each Continuing Employee or Union Employee (and each covered dependent, spouse or beneficiary) under any Parent Welfare Company Benefit Plan to the same extent waived or otherwise satisfied under a comparable Company Benefit Plan, and (2) provide, credit to each Continuing Employee or Union Employee (and each covered dependent, spouse or beneficiary) for any co-payments, deductibles and out-of-pocket expenses paid by such Continuing Employee or Union Employee (or covered dependent, spouse or beneficiary) under the Company Benefit Plans during the relevant plan year, up to and including the Effective Time.

(c) If requested by Parent no later than ten (10) Business Days prior to the Closing Date, effective as of the day immediately prior to the Closing Date and contingent upon the occurrence of the Closing, the Company shall terminate or cause the termination of each U.S. tax-qualified defined contribution plan provided to current and former employees of the Company Entities (each, a “Company Qualified Plan”). In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent Qualified Plan”), to permit each Continuing Employee or Union Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or notes (representing plan loans from the Company Qualified Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee or Union Employee from such Company Qualified Plan to the corresponding Parent Qualified Plan. If the Company Qualified Plan is terminated as described herein, the Continuing Employees and Union Employees shall be eligible to participate in a Parent Qualified Plan as of the Closing Date. All resolutions or notices to participants issued, adopted, or executed in connection with the termination of any Company Qualified Plan described herein shall be subject to Parent’s reasonable prior review and comment.

(d) Nothing in this Section 6.13 shall be treated as an amendment, establishment or termination of, or undertaking to amend, establish or terminate, any Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement. The provisions of this Section 6.13 are solely for the benefit of the respective parties to this Agreement, and nothing in this Section 6.13, express or implied, shall confer upon any Continuing Employee, Union Employee, or legal representative or beneficiary thereof or any other Person, any rights or remedies, including any right to employment or service or continued employment or service for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such Continuing Employee, Union Employee, or other Person under a Company Benefit Plan that such Continuing Employee, Union Employee, or beneficiary or other Person would not otherwise have under the terms of that Company Benefit Plan.

Section 6.14 Stock Award Schedule. No earlier than seven (7) Business Days prior to the anticipated Closing Date (the “Stock Award Reference Date”), and no later than three (3) Business Days prior to the anticipated Closing Date, the Company shall provide Parent a list of all outstanding Company Equity Awards as of the close of business on the Stock Award Reference Date, including: (i) the name of each holder thereof and whether such holder is currently employed by a Company Entity, (ii) the type of award and number of shares of Company Common Stock related thereto (and, if applicable, assuming target levels of achievement for any performance-vesting awards), (iii) the name of the applicable Company Stock Plan under which the award was granted, and (iv) the date of grant and vesting terms, in each case, as of the Stock Award Reference Date. Following such delivery, the Company shall promptly (and in no event later than the day immediately prior to the Closing Date) provide Parent with a list of any changes to the information set forth therein occurring since the Stock Award Reference Date.

Section 6.15 Transaction-Related Litigation. In the event that any Action related to this Agreement, the Merger, the Parent Stock Issuance, or the other transactions contemplated hereby is brought against the Company, Parent or their respective directors or Affiliates (“Transaction-Related Litigation”), including any such Action brought by one or more holders of Equity Securities of the Company or Parent (on their own behalf or on behalf of the Company or Parent, respectively), then the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction-Related Litigation and shall keep the other Party informed on a current basis of the status thereof. Each of the Company and Parent shall give the other Party the opportunity, at the other Party’s sole expense, to participate in, but not control, the defense and settlement of any such Transaction-Related Litigation; provided, however, that neither the Company nor Parent shall settle, cease to defend, or consent to the entry of any judgment in any Transaction-Related Litigation without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

Section 6.16 Certain Tax Matters.

(a) The Parties shall (and shall cause their respective Subsidiaries to) (i) use their respective reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, (ii) not take any action nor fail to take any action if such action or such failure is intended or is reasonably likely to prevent or impede the Merger from qualifying for the Intended Tax Treatment, and (iii) use their respective reasonable best efforts to obtain the opinions described in Section 7.2(d) and Section 7.3(d) hereof. For purposes of allowing counsel to render any tax opinion (i) to be filed in connection with the filing of the Form S-4 or (ii) described in Section 7.2(d) and Section 7.3(d), regarding the qualification of the Merger for the Intended Tax Treatment, each Party shall execute and deliver officer’s certificates containing appropriate representations and warranties that are customary for the transactions contemplated hereby at such time or times as may be reasonably requested by such counsel.

(b) Parent shall promptly notify the Company if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(c) The Company shall promptly notify Parent if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 6.17 Company Entity Resignations. Upon written request by Parent prior to the Effective Time, the Company shall use reasonable best efforts to deliver, or cause to be delivered, to Parent prior to the Effective

Time written resignation letters executed by such directors of any Company Entities (other than the Company) in office immediately prior to the Effective Time, as shall be requested by Parent in writing, which resignations shall be effective immediately upon (but conditioned on and subject to the occurrence of) the Effective Time.

Section 6.18 State Takeover Statutes. If any Takeover Law becomes, or purports to become, applicable to the Merger or any other transaction contemplated hereby, each Party shall grant any approvals and take any actions that are necessary so that such Merger and the other transactions contemplated hereby may be consummated as promptly as reasonably practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger or the other transactions contemplated hereby.

Section 6.19 Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, in each case, on the terms and conditions set forth in this Agreement. Promptly following the execution and delivery of this Agreement, Parent shall execute and deliver in accordance with applicable Law and its certificate of incorporation and bylaws, in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Obligations of Each Party. The respective obligations of Parent and Merger Sub, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the satisfaction (or waiver in writing by Parent and the Company, to the extent permitted by applicable Law) prior to the Closing of each of the following conditions:

(a) Stockholder Approvals. Each of the Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

(b) Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Parent Stock Issuance shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(c) No Legal Restraint. No Order, whether preliminary, temporary, or permanent, shall have been issued or entered by any Governmental Authority of competent jurisdiction and remain in effect, and no Law shall have been enacted or promulgated and remain in effect that enjoins, prevents, makes illegal, or prohibits the consummation of the Merger or the Parent Stock Issuance (any such Law, a “Legal Restraint”).

(d) Form S-4. The Form S-4 Effectiveness Time shall have occurred, and the Form S-4 shall not be the subject of any stop order or pending Action by the SEC seeking a stop order.

(e) Antitrust Approval. The waiting period under the HSR Act applicable to the transactions contemplated hereby (and any extension thereof) shall have expired or been terminated (“HSR Clearance”).

(f) Parent Charter Amendment. The Parent Charter Amendment shall have been duly executed and filed with the Secretary of State of the State of Delaware and shall have become effective as of immediately prior to the Effective Time.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Closing are subject to the satisfaction (or waiver in writing by Parent, to the extent permitted by applicable Law) prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each representation and warranty in Article IV (except for the representations and warranties in Section 4.1(a), Section 4.1(b), Section 4.2(a), Section 4.2(b), Section 4.2(e), Section 4.3, Section 4.6(c)(ii), and Section 4.17) shall be true and correct in all respects (read, for purposes of this Section 7.2(a)(i) only, without any qualification as to “material,” “in all material respects,” “Company Material Adverse Effect” or materiality) as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been so true and correct as of such date), except for any failure of such representations and warranties to be so true and correct as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (ii) each representation and warranty in Section 4.6(c)(ii) shall be true and correct in all respects as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date), and (iii) each representation and warranty in Section 4.1(a), Section 4.1(b), Section 4.2(a), Section 4.2(b), Section 4.2(e), Section 4.3 and Section 4.17 shall be true and correct in all material respects as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been true and correct in all material respects as of such date).

(b) Covenants and Agreements. The Company shall have performed in all material respects all of its obligations and agreements set forth in this Agreement required to be performed by it prior to Closing and shall have complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by the Company prior to or at the Closing.

(c) No Company Material Adverse Effect. Since the date hereof, no Company Material Adverse Effect shall have occurred and be continuing and no event, change, effect, development, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect shall have occurred and be continuing.

(d) Tax Opinion. Parent shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Parent’s Counsel”) or another nationally recognized law firm that is reasonably acceptable to Parent (which shall be deemed to include Simpson Thacher & Bartlett LLP (“Company’s Counsel”)) (such firm, “Parent’s Replacement Counsel”), dated as of the Closing Date, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Parent’s Counsel (or Parent’s Replacement Counsel, if applicable) shall be entitled to rely upon the representations contained in the officers’ certificates of Parent and the Company referred to in Section 6.16(a) hereto and upon such other representations as the counsel rendering such tax opinion reasonably deems relevant.

(e) Certificate. Parent shall have received a certificate, dated as of the Closing Date and duly executed by an executive officer of the Company, certifying as to the satisfaction of all conditions in Section 7.2(a), Section 7.2(b), and Section 7.2(c).

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Closing is subject to the satisfaction (or waiver in writing by the Company, to the extent permitted by applicable Law) prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each representation and warranty in Article V (except for the representations and warranties in Section 5.1(a), Section 5.1(b), Section 5.2(a), Section 5.2(b), Section 5.2(e), Section 5.3, Section 5.6(c)(ii), and Section 5.17) shall be true and correct in all respects (read, for purposes of this Section 7.3(a)(i) only, without any qualification as to “material,” “in all material respects,” “Parent Material Adverse Effect” or materiality) as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been so true and correct as of such date), except for any failure of such representations and warranties to be so true and correct as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (ii) each representation and warranty in Section 5.6(c)(ii) shall be true and correct in all respects as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date), and (iii) each representation and warranty in Section 5.1(a), Section 5.1(b), Section 5.2(a), Section 5.2(b), Section 5.2(e), Section 5.3 and Section 5.17 shall be true and correct in all material respects as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been true and correct in all material respects as of such date).

(b) Covenants and Agreements. Each of Parent and Merger Sub shall have performed in all material respects all of its obligations and agreements set forth in this Agreement required to be performed by it prior to Closing and shall have complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c) No Parent Material Adverse Effect. Since the date hereof, no Parent Material Adverse Effect shall have occurred and be continuing and no event, change, effect, development, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect shall have occurred and be continuing.

(d) Tax Opinion. The Company shall have received the written opinion of Company’s Counsel or another nationally recognized law firm that is reasonably acceptable to the Company (which shall be deemed to include Parent’s Counsel) (such firm, “Company’s Replacement Counsel”), dated as of the Closing Date, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Company’s Counsel (or Company’s Replacement Counsel, if applicable) shall be entitled to rely upon the representations contained in the officers’ certificates of Parent and the Company referred to in Section 6.16(a) hereto and upon such other representations as the counsel rendering such tax opinion reasonably deems relevant.

(e) Certificate. The Company shall have received a certificate, dated as of the Closing Date and duly executed by an executive officer of Parent, certifying as to the satisfaction of all conditions in Section 7.3(a), Section 7.3(b), and Section 7.3(c).

ARTICLE VIII

TERMINATION

Section 8.1 Termination.

(a) Termination by Mutual Agreement. Parent and the Company shall have the right to terminate this Agreement at any time prior to the Effective Time by mutual agreement in writing, whether before or after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained.

(b) Termination by Either Parent or the Company. Each of Parent and the Company shall have the right to terminate this Agreement at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained, if:

(i) the Closing has not occurred prior to 5:00 p.m., Eastern Time, on May 26, 2021 (the “Outside Date”); provided, however, that, if, at 5:00 p.m., Eastern Time, on the Outside Date, all of the conditions in Article VII have been satisfied or duly waived by all Parties entitled to the benefit thereof (except for (1) the condition in Section 7.1(c) (but only if the applicable Legal Restraint relates to Antitrust Laws) or Section 7.1(e) and (2) any other condition that by its nature is to be satisfied at the Closing (provided that such condition would be capable of being satisfied if the Closing Date were the Outside Date)), then the Outside Date shall automatically be extended to August 26, 2021; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a Party if the failure of the Closing to have occurred prior to 5:00 p.m., Eastern Time, on the Outside Date (as it may be extended under this Section 8.1(b)(i)) was primarily caused by, or resulted from, such Party’s (or, in the case of Parent, Merger Sub’s) breach of, or failure to perform or comply with, any of its covenants or agreements hereunder;

(ii) a Legal Restraint shall have been issued, entered, promulgated, or enacted and shall remain in effect and become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a Party if the existence of such Legal Restraint was primarily caused by, or resulted from, such Party’s (or, in the case of Parent, Merger Sub’s) breach of, or failure to perform or comply with, any of its covenants or agreements hereunder;

(iii) the Parent Stockholder Approval is not obtained at the Parent Stockholders Meeting or at any adjournment or postponement thereof at which a vote on the approval of the Parent Stock Issuance was taken; or

(iv) the Company Stockholder Approval is not obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

(c) Termination by Parent. Parent shall have the right to terminate this Agreement at any time prior to the Effective Time, if:

(i) at any time prior to the Company’s receipt of the Company Stockholder Approval, (A) the Company Board or a committee thereof effects a Company Change of Recommendation (regardless of whether such Company Change of Recommendation was permitted under Section 6.4(e)); or (B) the Company shall have breached any of the Company’s obligations under Section 6.4 in any material respect; provided, however, that in no event shall Parent be entitled to terminate this Agreement pursuant to this Section 8.1(c)(i) following the Company’s receipt of the Company Stockholder Approval; or

(ii) the Company shall have breached, or failed to perform or comply with, any of its covenants or agreements hereunder, or any of the Company’s representations or warranties hereunder fails to be accurate, which failure (1) would give rise to the failure of a condition in Section 7.2(a) or Section 7.2(b) to be satisfied and (2) is not reasonably capable of being cured by the Company by the Outside Date (as it may be extended under Section 8.1(b)(i)) or, if reasonably capable of being cured by the Company by the Outside Date (as it may be extended under Section 8.1(b)(i)), is not cured by the Company within thirty (30) days after Parent delivers written notice of such failure to the Company; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.1(c)(ii) if Parent or Merger Sub have breached, or failed to perform or comply with, any of the covenants or agreements hereunder, or any of Parent’s or Merger Sub’s respective representations or warranties hereunder fails to be accurate, in each case, which breach or failure would give rise to the failure of a condition in Section 7.3(a) or Section 7.3(b).

(d) Termination by the Company. The Company shall have the right to terminate this Agreement at any time prior to the Effective Time, if:

(i) at any time prior to Parent’s receipt of the Parent Stockholder Approval, (A) the Parent Board or a committee thereof effects a Parent Change of Recommendation (regardless of whether such Parent Change of Recommendation was permitted under Section 6.5(e)); or (B) Parent shall have breached any of Parent’s obligations under Section 6.5 in any material respect; provided, however, that in no event shall the Company be entitled to terminate this Agreement pursuant to this Section 8.1(d)(i) following Parent’s receipt of the Parent Stockholder Approval; or

(ii) any of Parent or Merger Sub shall have breached, or failed to perform or comply with, any of their respective covenants or agreements hereunder, or any of Parent’s or Merger Sub’s respective representations or warranties hereunder fails to be accurate, which failure (1) would give rise to the failure of a condition in Section 7.3(a) or Section 7.3(b) to be satisfied and (2) is not reasonably capable of being cured by Parent or Merger Sub, as applicable, by the Outside Date (as it may be extended under Section 8.1(b)(i)) or, if reasonably capable of being cured by Parent or Merger Sub, as applicable, by the Outside Date (as it may be extended under Section 8.1(b)(i)), is not cured by Parent or Merger Sub, as applicable, within thirty (30) days after the Company delivers written notice of such failure to Parent; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.1(d)(ii) if the Company has breached, or failed to perform or comply with, any of its covenants or agreements hereunder, or any of the Company’s representations or warranties hereunder fails to be accurate, in each case, which breach or failure would give rise to the failure of a condition in Section 7.2(a) or Section 7.2(b).

Section 8.2 Effect of Termination. This Agreement may be terminated only pursuant to Section 8.1. In order to terminate this Agreement pursuant to Section 8.1 (other than in the case of termination pursuant to Section 8.1(a)), the Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties in accordance with Section 9.4, specifying the subsection of Section 8.1 pursuant to which such termination is effected. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall immediately become void and of no effect, and no Party (or any other Person) shall have any further Liability, whether arising before, at, or after such termination, arising out of or related to this Agreement or the transactions contemplated hereby or the negotiation, execution, performance, or subject matter hereof, except that (a) the last two sentences of Section 6.7(a) and of Section 6.7(b), the last sentence of Section 6.10(e), this Section 8.2, Section 8.3, and Article IX (other than Section 9.10), and the Parties’ Liabilities under each of the foregoing shall survive such termination and remain in full force and effect in accordance with their terms and (b) except as provided in Section 8.3(c), no such termination shall relieve any Party from Liability for any fraud in the making of such Party’s representations and warranties set forth in Article IV and Article V, as applicable, or any Willful Breach by such Party occurring prior to such termination. No termination hereof shall affect the Parties’ respective obligations under the Confidentiality Agreement, all of which obligations shall survive any termination hereof under their terms.

Section 8.3 Termination Fee; Expense Reimbursements.

(a) Company Termination Fee Payable to Parent. If this Agreement is terminated by:

(i) Parent pursuant to Section 8.1(c)(i); or

(ii) either Parent or the Company pursuant to Section 8.1(b)(iv) or Section 8.1(b)(i) (but only if the Parent Stockholder Approval shall have been obtained at the time of such termination) and, in such case, (A) after the execution of this Agreement and prior to the Company Stockholders Meeting, a Company Acquisition Proposal shall have been publicly disclosed and not withdrawn and (B) within twelve (12) months after such termination, any Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Company Acquisition Proposal that is subsequently consummated (provided that, for purposes of this Section 8.3(a)(ii), the references to “twenty-five percent (25%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

then, in any such case, the Company shall pay to Parent, by wire transfer of immediately available funds in accordance with wiring instructions delivered by Parent to the Company, a fee of $66,000,000 in cash (the “Company Termination Fee”), in the case of clause (i), no later than two (2) Business Days after the date of such termination; and in the case of clause (ii), prior to or concurrently with the earlier of the execution of such definitive agreement or the consummation of such Company Acquisition Proposal. Upon payment of the Company Termination Fee, except for Enforcement Costs that may be payable pursuant to Section 8.3(c), the Company shall have no further liability to Parent.

(b) Parent Termination Fee Payable to the Company. If this Agreement is terminated by:

(i) the Company pursuant to Section 8.1(d)(i); or

(ii) either the Company or Parent pursuant to Section 8.1(b)(iii) or Section 8.1(b)(i) (but only if the Company Stockholder Approval shall have been obtained at the time of such termination) and, in such case, (A) after the execution of this Agreement and prior to the Parent Stockholders Meeting, a Parent Acquisition Proposal shall have been publicly disclosed and not withdrawn and (B) within twelve (12) months after such termination, any Parent Acquisition Proposal is consummated or Parent enters into a definitive agreement with respect to any Parent Acquisition Proposal that is subsequently consummated (provided that, for purposes of this Section 8.3(b)(ii), the references to “twenty-five percent (25%)” in the definition of Parent Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

then, in any such case, Parent shall pay to the Company, by wire transfer of immediately available funds in accordance with wiring instructions delivered by the Company to Parent, a fee of $100,000,000 in cash (the “Parent Termination Fee” and, together with the Company Termination Fee, each a “Termination Fee”), in the case of clause (i), no later than two (2) Business Days after the date of such termination; and in the case of clause (ii), prior to or concurrently with the earlier of the execution of such definitive agreement or the consummation of such Parent Acquisition Proposal. Upon payment of the Parent Termination Fee, except for Enforcement Costs that may be payable pursuant to Section 8.3(c), Parent shall have no further liability to the Company.

(c) Other Agreements.

(i) For purposes of this Section 8.3(c), a “Termination Fee Obligor” shall mean any Party who becomes obligated to pay a Termination Fee pursuant to Section 8.3(a) or Section 8.3(b), and a “Termination Fee Recipient” shall mean any Party who becomes entitled to the receive a Termination Fee pursuant to Section 8.3(a) or Section 8.3(b).

(ii) The covenants and agreements under this Section 8.3 are an integral part of the transactions contemplated hereby, and without such covenants and agreements, the Parties would not have entered into this Agreement. Each of the Parties acknowledges that payment of a Termination Fee is not a penalty, but rather a reasonable amount that will compensate a Termination Fee Recipient for the efforts and resources expended, and opportunities foregone, while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, including the Merger. If a Termination Fee Obligor fails to pay promptly any amount due pursuant to Section 8.3(a) or Section 8.3(b), as applicable, and in order to obtain such payment, the Termination Fee Recipient commences an Action that results in a judgment against the Termination Fee Obligor for any amount owed by such Termination Fee Obligor pursuant to Section 8.3(a) or Section 8.3(b), as applicable, the Termination Fee Obligor shall reimburse the Termination Fee Recipient for its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received (collectively, “Enforcement Costs”).

(iii) Notwithstanding anything herein to the contrary (including Section 8.2), if this Agreement is terminated under circumstances in which a Termination Fee Obligor is required to pay a Termination Fee and such fee is paid, (1) payment by the Termination Fee Obligor of such Termination Fee, together with any costs and expenses owed by the Termination Fee Obligor pursuant to Section 8.3(c)(ii), shall be the Termination Fee Recipient’s sole and exclusive remedy for any Actions, Liabilities, and Losses suffered or incurred by such Termination Fee Recipient or any of its Affiliates or Representatives that may be based on this Agreement, arise out of this Agreement, or relate hereto or the negotiation, execution, performance, or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (2) upon payment by the Termination Fee Obligor of such Termination Fee, together with any costs and expenses owed by the Termination Fee Obligor pursuant to Section 8.3(c)(ii), the Termination Fee Recipient and its Affiliates and Representatives shall have no further Liability arising out of or related to this Agreement or the transactions contemplated hereby or the negotiation, execution, performance, or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (3) the Termination Fee Recipient shall not have, and expressly waives and relinquishes, any other right, remedy, or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on this Agreement, arise out of this Agreement, or relate hereto or the negotiation, execution, performance, or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, and (4) the maximum aggregate Liability of a Termination Fee Obligor and its Affiliates and Representatives to a Termination Fee Recipient arising out of or related to this Agreement or the transactions contemplated hereby or the negotiation, execution, performance, or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, shall not exceed such Termination Fee, together with any costs and expenses owed by the Termination Fee Obligor pursuant to Section 8.3(c)(ii), and the Termination Fee Recipient and its Affiliates and Representatives shall not seek to recover monetary damages in excess of such amount, other than (in each case) any Liability for any fraud in the making of the Termination Fee Obligor’s representations and warranties set forth in Article IV and Article V, as applicable. Notwithstanding anything herein to the contrary (including Section 8.2), in no event shall a Termination Fee Obligor be required to pay to a Termination Fee to a Termination Fee Recipient more than once. For the avoidance of doubt, nothing in this Section 8.3 shall be deemed to relieve either Party from any liability or obligation under Section 9.12.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification. This Agreement may be amended, modified, and supplemented in any and all respects, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, only by the written agreement of each of the Parties; provided, however, that this Agreement shall not be amended, modified, or supplemented after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained unless, to the extent required by applicable Law or the rules and regulations of NASDAQ, approved by the Company Stockholders or the Parent Stockholders, as applicable.

Section 9.2 Extension; Waiver. At any time prior to the Effective Time, each Party may (a) extend the time for the performance of any obligation or other act of the other Parties, (b) waive any inaccuracies in the representations and warranties hereunder of the other Parties, or (c) subject to the proviso of Section 9.1, waive compliance with any covenant or agreement hereunder of the other Parties or any of its conditions to the Closing in Article VII; provided that any such extension or waiver shall be set forth in an instrument in writing signed on behalf of such extending or waiving Party. Except as required by applicable Law, no waiver hereof shall require the approval of the Company Stockholders or the Parent Stockholders. The failure of any Party to assert any of its rights hereunder or otherwise shall not be a waiver of such rights, and no single or partial exercise by any Party of any of its rights hereunder shall preclude any other or further exercise of such rights or any other rights hereunder.

Section 9.3 No Other Representations or Warranties; No Survival of Representations and Warranties.

(a) Except for the representations and warranties in Article IV, each of Parent and Merger Sub acknowledges and agrees that (i) none of the Company or any of its Affiliates or Representatives makes, or has made, any other express or implied representation or warranty in connection with or related to the transactions contemplated hereby, and (ii) each of Parent and Merger Sub has relied solely upon such representations and warranties in Article IV and its own independent investigation and has not relied on, or been induced by, any other representation or warranty, or other statement, of the Company or any of its Affiliates or Representatives, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in any electronic data room or management presentations in expectation of the Merger or otherwise or the accuracy or completeness thereof, in making their respective determination to enter into this Agreement and proceed with the transactions contemplated hereby. Nothing herein, including this Section 9.3(a), shall eliminate or limit Parent’s or Merger Sub’s available remedies for any fraud in the making of the Company’s representations and warranties set forth in Article IV.

(b) Except for the representations and warranties in Article V, the Company acknowledges and agrees that (i) none of Parent, Merger Sub, or any of their respective Affiliates or Representatives makes, or has made, any other express or implied representation or warranty in connection with or related to the transactions contemplated hereby, and (ii) the Company has relied solely upon such representations and warranties in Article V and its own independent investigation and has not relied on, or been induced by, any other representation or warranty, or other statement, of Parent, Merger Sub, or any of their respective Affiliates or Representatives, including any information, documents, projections, forecasts or other material made available to the Company in any electronic data room or management presentations in expectation of the Merger or otherwise or the accuracy or completeness thereof, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby. Nothing herein, including this Section 9.3(b), shall eliminate or limit the Company’s available remedies for any fraud in the making of Parent’s and Merger Sub’s representations and warranties set forth in Article V.

(c) None of the representations and warranties herein or in any schedule, instrument, or other document delivered hereunder, and no covenant or agreement that is to be performed on or prior to the Closing, shall survive the Effective Time.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand, (b) when sent by electronic transmission (if the sender does not receive a “bounceback” message within twenty-four (24) hours), or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier, in each case, at the following addresses (or to such other address as a Party may have specified by notice given to the other Party under this provision):

(a) if to Parent or Merger Sub, to:

Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

Attention:   Donald F. McAleenan

Email:         don.mcaleenan@bldr.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

Wilmington, Delaware

Attention:    Allison L. Land

Email:         Allison.land@skadden.com

(b) if to the Company, to:

BMC Stock Holdings, Inc.

4800 Falls of Neuse Road, Suite 400

Raleigh, North Carolina

Attention:    Timothy D. Johnson

Email:         tim.johnson@buildwithbmc.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:    Eric M. Swedenburg

                    Sebastian Tiller

Email:         eswedenburg@stblaw.com

                    stiller@stblaw.com

Section 9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which together shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been executed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (pdf)), it being understood that all Parties need not sign the same counterpart.

Section 9.6 Entire Agreement; Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement (a) are the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties related to the subject matter hereof and thereof and (b) are not intended to confer any rights, benefits, remedies, or Liabilities on any Person other than the Parties and their respective successors and permitted assigns, except (i) following the Effective Time, the rights of the holders of Converted Shares to receive their proportionate share of the Merger Consideration in accordance with Article III, any cash in lieu of fractional shares pursuant to Section 3.3, and any dividends or other distributions payable under Section 3.4(d) and the rights of holders of Non-Employee Stock Options, Company RSUs, and Company PSUs to receive the consideration provided in Section 3.6 in accordance with the terms and conditions thereof, and (ii) as provided in Section 6.9(e).

Section 9.7 Severability. If any term, provision, covenant, or restriction hereof is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants, and restrictions hereof shall remain in full force and effect and shall in no way be affected, impaired, or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.8 Assignment. Neither this Agreement nor any of the rights, interests, covenants, or agreements hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests, and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Parent, in which event all references to Merger Sub in this Agreement shall be deemed to be references to such other entity, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed to be representations and warranties made with respect to such other as of the date of such assignment; provided that no such assignment shall relieve the assigning Party of its obligations hereunder or impair or delay the consummation of the Merger or any of the other transactions contemplated hereby. This Agreement shall be binding on, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.9 Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement, and all Actions and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), that may be based on this Agreement, arise out of this Agreement, or relate hereto or the negotiation, execution, performance, or subject matter hereof, shall be governed by the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. For any Action or cause of action arising out of or related to this Agreement or the transactions contemplated hereby or the negotiation, execution, performance, or subject matter hereof, each Party (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have jurisdiction, the United States District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (ii) agrees that all such Actions and causes of action shall be heard and determined exclusively pursuant to clause (i) of this Section 9.9, (iii) waives any objection to laying venue in any such Actions or cause of action in such courts, (iv) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any Party, and (v) agrees that service of process upon such Party in any such Action or cause of action shall be effective if such process is given as a notice under Section 9.4. EACH PARTY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR CAUSE OF ACTION THAT MAY BE BASED ON THIS AGREEMENT, ARISE OUT OF THIS AGREEMENT OR RELATE HERETO OR THE NEGOTIATION, EXECUTION, PERFORMANCE OR SUBJECT MATTER HEREOF.

Section 9.10 Remedies. The Parties acknowledge and agree that irreparable damage would occur in the event that any provision hereof was not performed under their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination hereof under Article VIII, each Party shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches hereof by another Party and to enforce specifically the performance of the terms and provisions of this Agreement, without proof of actual damages (and each Party waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which a Party is entitled at law or in equity. Each Party further agrees not to assert (i) that a remedy of specific enforcement is unenforceable, invalid, contrary to Law, or inequitable for any reason or (ii) that a remedy of monetary damages would provide an adequate remedy for any such breach. If any Party brings any Action to enforce specifically the performance of terms and provisions of this Agreement prior to the valid termination of this Agreement, the Outside Date shall be automatically extended until such Action is fully and finally resolved. The Parties acknowledge and agree that in no event shall a Party be entitled to (i) obtain both specific performance pursuant to this Section 9.10 and a Termination Fee or (ii) seek specific performance after a Termination Fee has been paid in full to such Party; provided that nothing herein shall prevent a Party from simultaneously seeking specific performance and, in the alternative, payment of the Termination Fee.

Section 9.11 Publicity. Parent and the Company shall consult with each other before issuing, and shall provide each other a reasonable opportunity to review and comment on (and reasonably consider such comments), any press release or any public statement primarily relating to this Agreement or the transactions contemplated hereby, in each case, except for (a) any action pursuant to and in compliance with Section 6.4, (b) any press release or other public statement that is consistent in all material respects with previous press releases or public statements made by a Party as permitted by this Section 9.11, including in investor conference calls, filings with the SEC (including communications filed pursuant to Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act), Q&As or other publicly disclosed documents, (c) as such Party may reasonably determine is required by applicable Law or the rules of NASDAQ (provided that, to the extent not prohibited by applicable Law or the rules of NASDAQ and reasonably practicable, the disclosing Party under this clause (c) shall provide the non-disclosing Party a reasonable opportunity to review any such disclosure), or (d) in connection with any dispute between the Parties relating to this Agreement. Notwithstanding the foregoing, Parent and the Company shall issue a mutually acceptable initial joint press release announcing this Agreement.

Section 9.12 Expenses. Except as otherwise provided herein, all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, except that each of Parent and the Company shall be responsible for fifty percent (50%) of the filing or registration fees payable in connection with (i) the filing of the premerger notification and report forms under the HSR Act and (ii) the filing of the Form S-4 with the SEC.

Section 9.13 Construction.

(a) No Strict Construction. The Parties agree that they have been represented by counsel during the negotiation and execution hereof and, therefore, waive the application of any applicable Law, holding, or rule of construction providing that ambiguities in a Contract or other document shall be construed against the Party drafting such Contract or document. Each Party has participated in the drafting and negotiation hereof. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any provision hereof.

(b) Time Periods. When calculating the period of time prior to which, within which, or following which any act is to be done or step taken pursuant hereto, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(c) Dollars. Unless otherwise specifically indicated, any reference herein to “$” means United States dollars.

(d) Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e) Articles, Sections, and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section hereof unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

(f) Include. Whenever the words “include,” “includes,” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(g) Hereof. The words “hereof,” “hereto,” “hereby,” “herein,” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision hereof.

(h) Extent. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i) Contracts; Laws. (i) Any Contract referred to herein or in the Disclosure Schedule means such Contract as from time to time amended, modified, or supplemented prior to the Closing, unless otherwise specifically indicated, and (ii) any Law defined or referred to herein means (1) such Law as from time to time amended, modified, or supplemented prior to the date hereof, unless otherwise specifically indicated, and (2) any rules and regulations promulgated under such Law by a Governmental Authority.

(j) Persons. References to a person are also to its successors and permitted assigns.

(k) Exhibits and Disclosure Schedules. The Exhibits hereto and the Disclosure Schedules are incorporated and made a part hereof and are an integral part hereof. The Disclosure Schedules shall be organized into sections that correspond to the Sections hereof. Any information disclosed in any section of a Disclosure Schedule corresponding to a Section in Article IV or Article V shall qualify such Section and any other Section in Article IV or Article V, as applicable, if the relevance of such information to such other Section is reasonably apparent on its face. Each capitalized term used in any Exhibit or in the Disclosure Schedules but not otherwise defined therein has the meaning given to such term herein.

(l) Made Available. Any document or information shall be deemed to have been “made available” to Parent or the Company, as applicable, only if such document or information (i) was uploaded to the “Bolt Virtual Dataroom” or “Project Bobcat Dataroom” electronic data room, respectively, maintained by in connection with the transactions contemplated hereby (including in any “clean room” areas of such data room) at least three (3) days in advance of the date hereof or (ii) was uploaded to and made publicly available in the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database at least three (3) days in advance of the date hereof.

(m) Or. Where the context permits, the word “or” shall not be exclusive and shall mean “and/or.”

Section 9.14 Definitions.

(a) As used herein, each of the following underlined and capitalized terms has the meaning specified in this Section 9.14(a):

“Action” means any suit, action, proceeding, inquiry, arbitration, mediation, audit, hearing or subpoena, civil investigative demand, or other request for information (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with such first Person; provided that, for purposes of the foregoing, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, and any other Laws that are designed to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Area Manager” means, with respect to any Company Entity, any manager whose authority extends to a metropolitan statistical area or larger territory.

“Beneficially Own” means, for any Person with respect to any Equity Security, such Person’s having or sharing, directly or indirectly, through any Contract, relationship, or otherwise, (a) the power to vote, or to direct the voting of, such Equity Security or (b) the power to dispose of, or to direct the disposition of, such Equity Security, and shall otherwise be interpreted consistent with the term “beneficial ownership,” as defined in Rule 13d-3 under the Exchange Act.

“Benefit Plan” means each (a) employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, (b) bonus, stock option, stock purchase, restricted stock, equity or equity-based award, phantom equity, incentive, deferred compensation, retirement, pension, profit sharing, retiree medical, life insurance, supplemental retirement, vacation, medical, dental, vision, prescription or fringe benefit, relocation or expatriate benefit, perquisite, disability or sick leave benefit, employee assistance, supplemental unemployment benefit or other benefit plans, programs or arrangements, and (c) employment, termination, severance, change in control, salary continuation, transaction bonus, retention or other contracts or agreements.

“Business Day” means any day except a Saturday, a Sunday, or any other day on which the SEC or the banking institutions in New York, New York, are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any collective bargaining agreement, labor agreement, or any other agreement with a labor union, labor organization, or other employee representative body.

“Company Benefit Plan” means any Benefit Plan (a) to which any Company Entity is a party, (b) sponsored, maintained or contributed to, or required to be maintained or contributed to by any Company Entity, or (c) related to which any Company Entity or any of their ERISA Affiliates has any Liability.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the Common Stock, par value $0.01 per share, of the Company.

“Company Disclosure Schedule” means the disclosure schedule delivered to Parent by the Company concurrently with the Company’s execution and delivery hereof.

“Company Entities” means the Company and the Company Subsidiaries.

“Company Equity Award” means each Company Stock Option, Company PSU, and Company RSU.

“Company Leased Real Property” means real property leased by a Company Entity that is material to the operations of the Company Entities, taken as a whole.

“Company Material Adverse Effect” means any event, change, effect, development, or occurrence that has a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Company Entities, taken as a whole; provided, however, that any event, change, effect, development, or occurrence arising out of any of the following shall not be such a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) any change in general U.S. or global economic conditions;

(ii) any change in the general conditions of the industry or industries in which the Company or the Company Subsidiaries operate;

(iii) any change in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets in the United States or elsewhere in the world;

(iv) any change in applicable Law or GAAP (or authoritative interpretations or enforcement thereof) after the date hereof;

(v) any change in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage, or terrorism;

(vi) any hurricane, earthquake, flood, or other natural disaster;

(vii) any pandemic or epidemic (including, without limitation, COVID-19) or any national declaration of emergency by the United States government;

(viii) the public announcement, pendency, or anticipated consummation of the transactions contemplated by this Agreement, or the Company’s performance of its obligations hereunder pursuant to the express requirements hereof, including any impact thereon on the relationships, contractual or otherwise, with customer, suppliers, lessors, vendors, investors, lenders, partners, contractors, or employees of the Company Entities, and the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein;

(ix) any Transaction-Related Litigation with respect to the Company; or

(x) any decline, in and of itself, in the trading price or trading volume of the Company Common Stock, any failure by the Company to meet any internal or published projections, forecasts, estimates, or predictions of revenues, earnings or other financial or operating metrics for any period or any reduction in the credit rating of the Company or any of the Company Subsidiaries (provided that any event, change, effect, development, or occurrence giving rise to or contributing to such decline, failure, or reduction that is not otherwise excluded from the definition of Company Material Adverse Effect may be a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or whether a Company Material Adverse Effect would reasonably be expected to occur);

provided, however, that any event, change, effect, development, or occurrence referred to in clauses (i)–(iv) may be a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or whether a Company Material Adverse Effect would reasonably be expected to occur, in each case, to the extent that such event, change, effect, development, or occurrence has a disproportionate adverse effect on the Company Entities, taken as a whole, relative to the adverse effects thereof on other companies operating in the industries in which the Company Entities operate (in which case, only the incremental disproportionate adverse effect may be taken into account when determining whether a Company Material Adverse Effect has occurred or whether a Company Material Adverse Effect would reasonably be expected to occur).

“Company PSU” means each performance-vested restricted stock unit granted pursuant to a Company Stock Plan.

“Company Real Property” means the Company Leased Real Property and the Company Owned Real Property.

“Company Real Property Lease” means any lease, sublease, license, or other agreement for the use or occupancy of Company Leased Real Property leased by any Company Entity.

“Company RSU” means each time-vested restricted stock unit granted pursuant to a Company Stock Plan.

“Company Stock Option” means each option, whether vested or unvested, to purchase a share of Company Common Stock granted pursuant to a Company Stock Plan.

“Company Stock Plans” means, collectively, the Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan, and the Company’s 2020 Incentive Compensation Plan, in each case, as amended and/or restated from time to time.

“Company Stockholders” means the holders of Company Common Stock.

“Company Subsidiary” means each of the Subsidiaries of the Company, as listed in the applicable Pre-Signing Company Reports.

“Confidentiality Agreement” means the Confidentiality Agreement, dated February 20, 2020, by and between Parent and the Company.

“Constituent Documents” means, for any Person (other than Parent), the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any written or oral agreement, commitment, instrument, note, bond, debenture, mortgage, indenture, deed of trust, license, lease, or other binding obligation or arrangement, and, as used herein, “Contract” shall include any series of related agreements, commitments, instruments, notes, bonds, debentures, mortgages, indentures, deeds of trust, licenses, or leases; provided that, other than with respect to Section 6.1(b)(x) and Section 6.2(b)(x), all purchase orders made under or pursuant to a master agreement which by their terms provide for ongoing or recurring purchases of goods (rather than a one-time purchase of goods) shall, together with such master agreement, constitute a single Contract.

“COVID-19 Response” means any actions taken or omitted in response to the COVID-19 pandemic and the effects resulting from such taken or omitted actions (including (a) any required or recommended quarantines, travel restrictions, “stay-at-home” orders, social distancing measures, or other safety measures, (b) workforce reductions, workplace or worksite shutdowns or slowdowns, factory closures, (c) any delays in shipment of products to customers or in receipt of deliveries of supplies from vendors, and (d) other measures initiated, to the extent reasonably necessary or appropriate to respond to, or mitigate the effects of, the COVID-19 pandemic), but solely to the extent supported by documentation, information, data, or other evidence reasonably substantiating the necessity or appropriateness of such actions.

“Disclosure Schedule” means the Company Disclosure Schedule or the Parent Disclosure Schedule.

“DOJ” means the United States Department of Justice.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database.

“Environmental Claim” means any Action alleging liability relating to or arising out of any Environmental Law or Environmental Permit, including those relating to an actual or alleged Release of, or human exposure to, any Hazardous Materials or violation of any Environmental Law or Environmental Permit.

“Environmental Laws” means all Laws relating to pollution or protection of the environment or (to the extent relating to exposure to Hazardous Materials) human health and safety, including laws relating to releases or threatened releases of Hazardous Materials into the indoor or outdoor environment (including air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Hazardous Materials and all Laws relating to endangered or threatened species of fish, wildlife and plants, and the management or use of natural resources.

“Environmental Permit” means any Permit required or issued pursuant to applicable Environmental Laws.

“Equity Securities” means, for any Person, any (a) shares or units of capital stock or voting securities, membership or limited liability company interests or units, partnership interests or other ownership interests (whether voting or nonvoting) in such Person, (b) other interest or participation (including phantom shares, units or interests or stock appreciation rights) in such Person that confers on the holder thereof the right to receive a share of the profits and losses of, or distribution of assets of, such Person or a payment from such Person based on or resulting from the value or price of any of the interests in the foregoing clause (a), (c) subscriptions, calls, warrants, options, market stock units, stock performance units, restricted stock units, derivative contracts, forward sale contracts or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire any of the interests in the foregoing clauses (a) and (b) from such Person, or (d) securities convertible into or exercisable or exchangeable for any of the interests in the foregoing clauses (a)–(c).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, for any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b), (c) or (m) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Company Credit Facility” means the Third Amended and Restated Senior Secured Credit Agreement dated as of May 31, 2019, among the Company, the lenders party thereto, and Wells Fargo Capital Finance, LLC as agent, as amended or supplemented prior to the date hereof.

“Existing Company Indenture” means the Indenture, dated as of September 15, 2016, among BMC East, LLC, the Guarantors party thereto from time to time, and Wilmington Trust, National Association as Trustee and Notes Collateral Agent, as amended or supplemented prior to the date hereof.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, arbitrator (public or private), tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Materials” means (a) any petrochemical or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, radon gas, and per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect, or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law or which may result in liability under any applicable Environmental Law arising from injury to persons, property or resources.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, for any Person, (a) the aggregate indebtedness for borrowed money, including any accrued interest, fees and cost or penalty associated with prepaying such indebtedness and any such obligations evidenced by bonds, debentures, notes or similar obligations, (b) obligations under any sale and leaseback transaction, synthetic lease or tax ownership operating lease transaction (whether or not recorded on the balance sheet), (c) obligations related to hedging, swaps or similar arrangements and (d) all guarantee obligations of such Person for obligations of the kind referred to in the foregoing clauses (a)–(c).

“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign (a) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, (b) trademarks, service marks, corporate names, trade names, domain names, social media accounts, usernames and other online identifiers, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (c) copyrights and copyrightable subject matter, databases and database rights, and rights in collections of data, (d) trade secrets and other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models and methodologies, (e) rights in all computer programs (whether source code, object code, or other form), including any implementations, databases, or compilations thereof, and (f) all applications and registrations for any of the foregoing.

“Knowledge” means the actual knowledge of (a) for Parent, the individuals listed in Section 9.14(a) of the Parent Disclosure Schedule under the heading “Knowledge” (the “Parent Knowledge Persons”) and (b) for the Company, the individuals listed in Section 9.14(a) of the Company Disclosure Schedule under the heading “Knowledge” (the “Company Knowledge Persons”), in each case, after due inquiry; provided that none of the Parent Knowledge Persons or Company Knowledge Persons shall have any personal liability or obligations arising out of this Agreement or the transactions contemplated hereby regarding such knowledge.

“Laws” means any law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, or other similar requirements enacted, adopted, promulgated, or issued by a Governmental Authority (including all Antitrust Laws and Environmental Laws).

“Lien” means any lien, security interest, deed of trust, mortgage, pledge, encumbrance, restriction on transfer, proxies, voting trusts or agreements, hypothecation, assignment, claim, right of way, defect in title, encroachment, easement, restrictive covenant, charge, deposit arrangement or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any restriction on the voting interest of any security, any restriction on the transfer of any security (except for those imposed by applicable securities Laws) or other asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Loss” means any loss, damage, Liability, deficiency, claim, interest, award, judgment, penalty, cost, or expense.

“NASDAQ” means the Nasdaq Stock Market LLC.

“National Securities Exchange” means an exchange registered with the SEC under Section 6(a) of the Exchange Act (or any successor to such Section).

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by, with or under any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Parent Benefit Plan” means any Benefit Plan (a) to which any Parent Entity is a party, (b) sponsored, maintained or contributed to, or required to be maintained or contributed to, by any Parent Entity or (c) related to which any Parent Entity or any of their ERISA Affiliates has any Liability.

“Parent Board” means the board of directors of Parent.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Constituent Documents” means (a) prior to the Effective Time, the Amended and Restated Certificate of Incorporation of Parent and the Amended and Restated Bylaws of Parent, in each case, as in effect on the date hereof and as may hereafter be amended and/or restated in accordance with the terms hereof and applicable Laws, subject to the terms and conditions hereof, and (b) from and after the Effective Time, the Amended and Restated Certificate of Incorporation of Parent, as amended by the Parent Charter Amendment, and the Amended and Restated Bylaws of Parent, in each case, as may be amended and/or restated from time to time in accordance with the terms thereof and applicable Laws.

“Parent Credit Facilities” means (a) that certain Second Amended and Restated Term Loan Credit Agreement, dated as of February 23, 2017, by and among Builders FirstSource, Inc., a Delaware corporation, the lenders party thereto and Deutsche Bank AG New York Branch, as Term Administrative Agent, and (b) that certain Amended and Restated ABL Credit Agreement, dated as of July 31, 2015, by and among Builders FirstSource, Inc., a Delaware corporation, the lenders from time to time party thereto, Suntrust Bank, as the administrative agent and as the Collateral Agent, Suntrust Bank as the Swing Line Lender, Suntrust Bank, as an LC Issuer, Citigroup Global Markets, Inc. and Deutsche Bank AG New York Branch, as syndication agent, Bank of America, N.A. and Wells Fargo Bank, National Association and Suntrust Robinson Humphrey, Inc., Citigroup Global Markets, Inc., Credit Suisse AG, Deutsche Bank Securities Inc. and Keybanc Capital Markets, Inc., as Joint Lead Arrangers and Joint Bookrunners, in each case of (a) and (b), as may be amended, restated, or supplemented from time to time (including any refinancing, substitution or replacement thereof).

“Parent Disclosure Schedule” means the disclosure schedule delivered to the Company concurrently with Parent’s execution and delivery hereof.

“Parent Entities” means Parent and the Parent Subsidiaries.

“Parent Equity Award” means each Parent Stock Option, Parent PSU, Parent RSA, and Parent RSU.

“Parent Indentures” means (a) the Indenture (6.750% Senior Secured Notes due 2027), dated as of May 30, 2019, by and among Parent, the Guarantors party thereto from time to time, and Wilmington Trust, National Association, a national banking association, as trustee and collateral agent; and (b) the Indenture (5.000% Senior Notes due 2030), dated as of February 11, 2020, by and among Parent, the Guarantors party thereto from time to time, and Wilmington Trust, National Association, a national banking association, as trustee and collateral agent, in each case of clauses (a) and (b), as may be amended or supplemented from time to time.

“Parent Leased Real Property” means real property leased by a Parent Entity that is material to the operations of Parent Entities, taken as a whole.

“Parent Material Adverse Effect” means any event, change, effect, development, or occurrence that has a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Parent Entities, taken as a whole; provided, however, that any event, change, effect, development, or occurrence arising out of any of the following shall not be such a Parent Material Adverse Effect or be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) any change in general U.S. or global economic conditions;

(ii) any change in the general conditions of the industry or industries in which Parent and the Parent Subsidiaries operate;

(iii) any change in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets in the United States or elsewhere in the world;

(iv) any change in applicable Law or GAAP (or authoritative interpretations or the enforcement thereof) after the date hereof;

(v) any change in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage, or terrorism;

(vi) any hurricane, earthquake, flood, or other natural disaster;

(vii) any pandemic or epidemic (including, without limitation, COVID-19) or any national declaration of emergency by the United States government;

(viii) the public announcement, pendency, or anticipated consummation of the transactions contemplated by this Agreement, or Parent’s performance of its obligations hereunder pursuant to the express requirements hereof, including any impact thereon on the relationships, contractual or otherwise, with customer, suppliers, lessors, vendors, investors, lenders, partners, contractors, or employees of the Parent Entities, and the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein;

(ix) any Transaction-Related Litigation with respect to Parent or Merger Sub; or

(x) any decline, in and of itself, in the trading price or trading volume of the Parent Common Stock, any failure by Parent to meet any internal or published projections, forecasts, estimates, or predictions of revenues, earnings, or other financial or operating metrics for any period, or any reduction in the credit rating of Parent or any of the Parent Subsidiaries (provided that any event, change, effect, development, or occurrence giving rise to or contributing to such decline, failure, or reduction that is not otherwise excluded from the definition of Parent Material Adverse Effect may be a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred or whether a Parent Material Adverse Effect would reasonably be expected to occur);

provided, however, that any event, change, effect, development, or occurrence referred to in clauses (i)–(iv) may be a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred or whether a Parent Material Adverse Effect would reasonably be expected to occur, in each case, to the extent that such event, change, effect, development or occurrence has a disproportionate adverse effect on the Parent Entities, taken as a whole, relative to the adverse effects thereof on other companies operating in the industries in which the Parent Entities operate (in which case, only the incremental disproportionate adverse effect may be taken into account when determining whether a Parent Material Adverse Effect has occurred or whether a Parent Material Adverse Effect would reasonably be expected to occur).

“Parent PSU” means each performance-vested restricted stock unit granted pursuant to a Parent Stock Plan.

“Parent Real Property” means the Parent Leased Real Property and the Parent Owned Real Property.

“Parent Real Property Lease” means any lease, sublease, license, or other agreement for the use or occupancy of Parent Leased Real Property leased by any Parent Entity.

“Parent RSA” means each restricted stock award granted pursuant to a Parent Stock Plan.

“Parent RSU” means each time-vested restricted stock unit granted pursuant to a Parent Stock Plan.

“Parent Stock Issuance” means the issuance of shares of Parent Common Stock in the Merger.

“Parent Stock Option” means each option to purchase shares of Parent Common Stock granted pursuant to a Parent Stock Plan.

“Parent Stock Plan” means each of Parent’s (a) 2014 Incentive Plan, as amended, (b) 2007 Incentive Plan, (c) 2005 Equity Incentive Plan, and (d) 1998 Stock Incentive Plan, as amended.

“Parent Stock Price” means the average closing price per share of the Parent Common Stock over the ten (10) Trading Days ending one (1) Trading Day preceding the Closing Date.

“Parent Stockholder Approval” means the affirmative vote at the Parent Stockholders Meeting of each of the following: (i) with respect to the Parent Stock Issuance, the affirmative vote of the holders of a majority of the total number of votes of Parent Common Stock represented and entitled to vote thereon and (ii) with respect to the Parent Charter Amendment, the affirmative vote of the holders of a majority of the issued and outstanding shares of Parent Common Stock entitled to vote thereon.

“Parent Stockholders” means the holders of Parent Common Stock.

“Parent Subsidiary” means each of the Subsidiaries of Parent, as listed in the applicable Pre-Signing Parent Reports (and, for the avoidance of doubt, excluding the Company Entities).

“Per Share Merger Consideration Value” means the amount equal to the product of (a) the Exchange Ratio multiplied by (b) the Parent Stock Price.

“Permit” means any permit, license, registration, certificate, franchise, qualification, waiver, authorization, approval, or similar right issued, granted, or obtained by or from any Governmental Authority.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments or other governmental charges not yet due or payable or the amount or validity of which is being contested in good faith by appropriate proceedings or that are due but not yet delinquent and for which adequate reserves have been established in accordance with GAAP, (b) Liens or imperfections of title relating to Liabilities reflected in (i) for any Company Entity, the Company SEC Financial Statements or (ii) for any Parent Entity, the Parent SEC Financial Statements, in each case, publicly filed prior to the date hereof, (c) for any Company Entity, Liens under the Existing Company Credit Facility and the Existing Company Indenture that will be removed at or before the Closing, (d) for any Parent Entity, Liens under the Parent Credit Facilities or Parent Indentures, (e) for any real property, defects or imperfections of title, easements, covenants, rights of way, restrictions, and other similar charges or encumbrances that are of public record as of the date hereof, none of which (i) interfere, individually or in the aggregate, in any material respect with the present use of or occupancy of such real property, (ii) have a material effect on the value or use of such real property or (iii) would materially impair the ability to transfer such real property, or (f) licenses of Intellectual Property in the ordinary course of business.

“Person” means any individual, corporation, partnership, limited liability company, association, trust, or other entity or organization, including a Governmental Authority.

“Regional Manager” means, with respect to any Parent Entity, any manager whose authority extends to a metropolitan statistical area or larger territory.

“Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including air, surface water, ground water, land surface or subsurface strata).

“Representatives” means, for any Person, such Person’s officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors and other representatives.

“Restructuring and Investment Agreement” means the Restructuring and Investment Agreement, dated as of May 5, 2009, by and among Wolseley Investments North America, Inc., Stock Building Supply Holdings, LLC, and Saturn Acquisition Holdings, LLC.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” has the meaning given such term in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Subsidiary” means, for any Person, any corporation, limited liability company, partnership or other entity, whether incorporated or unincorporated, of which at least a majority of the Equity Securities is Beneficially Owned or, directly or indirectly, controlled by such Person or by any one (1) or more of its Subsidiaries or by such Person and one (1) or more of its Subsidiaries.

“Tax Return” means any report, return, document, declaration or other information filed or required to be filed with any Governmental Authority related to Taxes (whether or not a payment is required to be made related to such filing), including information returns and any documents related to or accompanying payments of estimated Taxes or related to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other similar charges on or related to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes or custom duties.

“Trading Day” means a day on which the principal National Securities Exchange on which shares of Parent Common Stock are listed or admitted to trading is open for the transaction of business or, if such shares of Parent Common Stock are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York, New York generally are open.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local law, each, as amended.

“Willful Breach” means a material breach of, or a material failure to perform that is the consequence of an act or omission by a Party with the actual knowledge of the Parent Knowledge Persons or Company Knowledge Persons, as applicable, that the taking of such act or failure to take such act would, or would reasonably be expected to, cause such material breach or material failure.

(b) In addition to the defined terms in Section 9.14(a), as used herein, each capitalized term listed below has the meaning specified in the Section set forth opposite such term.

Acceptable Company Confidentiality Agreement	Section 6.4(g)(i)
Acceptable Parent Confidentiality Agreement	Section 6.5(g)(i)
Agreement	Preamble
Annual Cap	Section 6.9(c)
Assumed Stock Option	Section 3.6(a)(i)
Bankruptcy and Equitable Exceptions	Section 4.3(a)
Book-Entry Share	Section 3.1(b)
Capitalization Date	Section 4.2(b)
CEO Transition Period	Section 2.4(a)
Certificate	Section 3.1(b)
Certificate of Merger	Section 1.2(b)
Closing	Section 1.1
Closing Date	Section 1.1
Company	Preamble
Company Acquisition Proposal	Section 6.4(g)(ii)
Company Capital Stock	Section 4.2(a)
Company Change of Recommendation	Section 6.4(d)
Company Designees	Section 2.3(a)
Company Employees	Section 6.1(b)(xii)
Company Financial Advisor	Section 4.18
Company Indemnification Agreements	Section 6.9(a)
Company Interim Balance Sheet	Section 4.12(a)
Company Interim Balance Sheet Date	Section 4.12(a)
Company Intervening Event	Section 6.4(g)(iii)
Company Material Contract	Section 4.14(a)
Company Note Offers and Consent Solicitations	Section 6.10(a)
Company Owned Real Property	Section 4.12(b)
Company Policy	Section 4.16(b)
Company Preferred Stock	Section 4.2(a)
Company Qualified Plan	Section 6.13(c)
Company Recommendation	Section 4.3(b)
Company Recommendation Change Notice	Section 6.4(e)(i)(3)
Company Record Date	Section 6.3(c)
Company SEC Documents	Section 4.5(a)
Company SEC Financial Statements	Section 4.5(b)
Company Stockholder Approval	Section 4.3(a)
Company Stockholders Meeting	Section 6.3(c)
Company Termination Fee	Section 8.3(a)
Company’s Counsel	Section 7.2(d)
Company’s Replacement Counsel	Section 7.3(d)

Consent	Section 4.4(b)
Consent Solicitations	Section 6.10(a)
Continuing Employee	Section 6.13(a)
Converted Share	Section 3.1(a)(ii)
DGCL	Section 1.2(a)
Effective Time	Section 1.2(b)
Enforcement Costs	Section 8.3(c)(ii)
Exchange Agent	Section 3.4(a)
Exchange Fund	Section 3.4(b)(i)
Exchange Ratio	Section 3.1(a)(ii)
Filing	Section 4.4(b)
Form S-4	Section 6.3(a)
Form S-4 Effectiveness Time	Section 6.3(b)
HSR Clearance	Section 7.1(e)
Indemnified Person	Section 6.9(g)
Intended Tax Treatment	Recitals
Joint Proxy Statement	Section 6.3(a)
Legal Restraint	Section 7.1(c)
Liabilities	Section 4.6(a)
Merger	Section 1.2(a)
Merger Consideration	Section 3.1(a)(ii)
Merger Sub	Preamble
Non-Employee Stock Option	Section 3.6(a)(ii)
Note Redemption	Section 6.10(a)
Notes	Section 6.10(a)
Offers to Exchange	Section 6.10(a)
Offers to Purchase	Section 6.10(a)
Outside Date	Section 8.1(b)(i)
Outstanding Company Equity Securities	Section 4.2(b)
Outstanding Parent Equity Securities	Section 5.2(b)
Parent	Preamble
Parent Acquisition Proposal	Section 6.5(g)(ii)
Parent Capital Stock	Section 5.2(a)
Parent Change of Recommendation	Section 6.5(d)
Parent Charter Amendment	Section 2.5
Parent Designees	Section 2.3(a)
Parent Employees	Section 6.2(b)(xii)
Parent Interim Balance Sheet	Section 5.12(a)
Parent Interim Balance Sheet Date	Section 5.12(a)
Parent Intervening Event	Section 6.5(g)(iii)
Parent Material Contract	Section 5.14(a)
Parent Owned Real Property	Section 5.12(b)
Parent Plans	Section 6.13(b)
Parent Policy	Section 5.16(b)
Parent Preferred Stock	Section 5.2(a)
Parent Qualified Plan	Section 6.13(c)
Parent Recommendation	Section 5.3(b)
Parent Recommendation Change Notice	Section 6.5(e)(i)(3)

Parent Record Date	Section 6.3(d)
Parent SEC Documents	Section 5.5(a)
Parent SEC Financial Statements	Section 5.5(b)
Parent Stockholders Meeting	Section 6.3(d)
Parent Termination Fee	Section 8.3(b)
Parent Welfare Company Benefit Plans	Section 6.13(b)
Parent’s Counsel	Section 7.2(d)
Parent’s Replacement Counsel	Section 7.2(d)
Parties	Preamble
Payoff Letter	Section 6.10(d)
Pre-Signing Company Reports	Article IV
Pre-Signing Parent Reports	Article V
Regulatory Action	Section 6.8(d)
Stock Award Reference Date	Section 6.14
Superior Company Acquisition Proposal	Section 6.4(g)(iv)
Superior Parent Acquisition Proposal	Section 6.5(g)(iv)
Surviving Corporation	Section 1.2(a)
Takeover Laws	Section 4.3(c)
Termination Fee	Section 8.3(b)
Termination Fee Obligor	Section 8.3(c)(i)
Termination Fee Recipient	Section 8.3(c)(i)
Transaction-Related Litigation	Section 6.15
Union Employee	Section 6.13(a)

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed and delivered this Agreement all as of the date first written above.

BUILDERS FIRSTSOURCE, INC.

By:	/s/ M. Chad Crow
	Name:	M. Chad Crow
	Title:	President and Chief Executive Officer

BOSTON MERGER SUB I INC.

By:	/s/ Donald F. McAleenan
	Name:	Donald F. McAleenan
	Title:	Senior Vice President, General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of the undersigned has duly executed and delivered this Agreement all as of the date first written above.

BMC STOCK HOLDINGS, INC.

By:	/s/ David E. Flitman
	Name:	David E. Flitman
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF PARENT CHARTER AMENDMENT

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BUILDERS FIRSTSOURCE, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

BUILDERS FIRSTSOURCE, INC., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Clause (1) of Paragraph FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as set forth below:

FOURTH: (1) Authorized Capital Stock. The total number of shares of stock that the Corporation shall have authority to issue is 310,000,000, of which the Corporation shall have the authority to issue 300,000,000 shares of Common Stock, each having a par value of $0.01 per share, and 10,000,000 shares of Preferred Stock, each having a par value of $0.01 per share.

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, Builders FirstSource, Inc. has caused this Certificate to be duly executed in its corporate name this [•] day of [•], 20[•].

BUILDERS FIRSTSOURCE, INC.

By:
Name:
Title:

866981.16-WILSR01A - MSW

Annex B

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BUILDERS FIRSTSOURCE, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

BUILDERS FIRSTSOURCE, INC., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Clause (1) of Paragraph FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as set forth below:

FOURTH: (1) Authorized Capital Stock. The total number of shares of stock that the Corporation shall have authority to issue is 310,000,000, of which the Corporation shall have the authority to issue 300,000,000 shares of Common Stock, each having a par value of $0.01 per share, and 10,000,000 shares of Preferred Stock, each having a par value of $0.01 per share.

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

B-1

IN WITNESS WHEREOF, Builders FirstSource, Inc. has caused this Certificate to be duly executed in its corporate name this [•] day of [•], 20[•].

BUILDERS FIRSTSOURCE, INC.

By:
Name:
Title:

B-2

Annex C

August 26, 2020

Board of Directors

Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

Members of the Board of Directors:

We understand that Builders FirstSource, Inc. (“Parent”), Boston Merger Sub I Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and BMC Stock Holdings, Inc. (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Transaction”), pursuant to which each issued and outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than shares of Company Common Stock owned of record or beneficially owned by Parent, Merger Sub or the Company immediately prior to the consummation of the Transaction, will be converted into the right to receive 1.3125 shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”, and such number of shares of Parent Common Stock, the “Exchange Ratio”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

The board of directors of Parent (the “Board”) has requested our opinion as to whether the Exchange Ratio in the Transaction pursuant to the Agreement is fair, from a financial point of view, to Parent.

In arriving at our opinion set forth below, we have, among other things: (i) reviewed a draft of the Agreement dated August 26, 2020; (ii) reviewed certain publicly available business and financial information that we deemed to be generally relevant concerning the Company, Parent and the industries in which they operate, including certain publicly available research analyst reports; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain other transactions involving companies we deemed generally relevant and the consideration received in such transactions; (iv) compared the financial and operating performance of each of the Company and Parent with publicly available information concerning certain public companies we deemed generally relevant, including data related to public market trading levels and implied trading multiples; (v) reviewed the reported price and trading activity for shares of Company Common Stock and Parent Common Stock, and compared that activity with the trading histories of each other and with other companies with publicly traded equity securities we deemed generally relevant; (vi) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (the “Company Forecasts”); (vii) reviewed certain financial forecasts relating to the Company prepared by the management of Parent with and without giving effect to certain assumptions regarding future growth initiatives (including such assumptions, the “Parent Forecasts for the Company”); (viii) reviewed certain internal financial and operating information with

C-1

respect to the business, operations and prospects of Parent furnished to or discussed with us by the management of Parent, including certain financial forecasts relating to Parent prepared by the management of Parent with and without giving effect to certain assumptions regarding future growth initiatives (including such assumptions, the “Parent Forecasts”); (ix) reviewed certain estimates prepared by the management of Parent regarding the amount and timing of cost savings and other synergies, net of costs necessary to achieve such cost savings and other synergies, anticipated by such management to result from the Transaction (the “Net Synergies Estimates”); (x) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Parent on a pro forma basis, giving effect to the consummation of the Transaction furnished to or discussed with us by the management of Parent, including certain pro forma financial forecasts relating to Parent, giving effect to the consummation of the Transaction prepared by the management of Parent (the “Pro Forma Parent Forecasts”); and (xi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of the management of each of the Company and Parent regarding the Transaction, the past and current business operations and financial condition and prospects of the Company and Parent, certain of the foregoing information and certain other matters we believed necessary or appropriate to our inquiry.

In arriving at our opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to us by the Parent, the Company and their respective associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Parent or the Company, nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. We have not evaluated the solvency or fair value of Parent or the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of Parent or the Company. At the direction of the management of Parent, we have used and relied upon the Parent Forecasts for the Company, the Parent Forecasts, the Net Synergies Estimates and the Pro Forma Parent Forecasts for purposes of our analyses and this opinion. In relying on the Parent Forecasts for the Company, the Parent Forecasts and the Pro Forma Parent Forecasts, we have assumed, at the direction of Parent, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Parent’s management as to the expected future results of operations and financial condition of the Company, Parent, and Parent pro forma for the consummation of the Transaction, respectively, and the other matters covered thereby. In relying on the Net Synergies Estimates, we have assumed, at the direction of Parent, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Parent’s management as to the cost savings and other synergies, net of costs necessary to achieve such cost savings and other synergies, anticipated by such management to result from the Transaction. We have relied, at the direction of Parent, on the assessments of Parent’s management as to the Company’s ability to achieve the Parent Forecasts for the Company and the Parent’s ability to achieve the Parent Forecasts, the Net Synergies Estimates and the Pro Forma Parent Forecasts. We express no view as to the reasonableness of any forecasts reviewed by us for purposes of our analyses or opinion, including the Net Synergies Estimates, or the assumptions on which they are based.

We understand that the Transaction is intended to qualify, for U.S. federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have assumed that the transactions contemplated by the Agreement will be consummated as contemplated in the Agreement without any waiver or amendment of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Transaction, no material delays, limitations, conditions or restrictions will be imposed. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or Parent since the date of the most recent financial statements and other

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information, financial or otherwise, relating to the Company or Parent, as the case may be, made available to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In addition, for purposes of our analyses and opinion, we have assumed that Parent will not enter into any commitment or agreement or take any other action that would result in any adjustment to the Exchange Ratio pursuant to Section 3.2 of the Agreement. We do not express any opinion as to any tax or other consequences that may result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the assessments made by Parent and its other advisors with respect to such issues. In arriving at our opinion, we have not taken into account any litigation, regulatory or other proceeding that is pending or may be brought against Parent, the Company or any of their respective affiliates. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement reviewed by us.

Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions and prospects, financial and otherwise, of Parent and the Company as they were reflected in the information provided to us and as they were represented to us in discussions with the management of each of Parent and the Company. As you are aware, the credit, financial and stock markets, and the industry in which Parent and the Company operate, recently have experienced and may continue to experience volatility under current and developing conditions, and we express no opinion or view as to any potential effects of such volatility on the Company, Parent or the Transaction. We are expressing no opinion herein as to what the value of shares of Parent Common Stock actually will be when issued pursuant to the Transaction or the prices or range of prices at which shares of Company Common Stock or Parent Common Stock may be purchased or sold at any time. Our opinion is limited to the fairness, from a financial point of view, to the Parent of the Exchange Ratio in the Transaction pursuant to the Agreement. We do not express any opinion as to the Parent’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transaction. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Exchange Ratio in the Transaction and only to the extent expressly set forth herein, of the Agreement or Transaction, including, without limitation, any ongoing obligations of Parent or the Company.

We and our affiliates are engaged in a wide range of financial advisory and investment banking activities. In addition, in the ordinary course of their asset management, merchant banking and other business activities, our affiliates may trade in the securities of Parent, the Company and any of their respective affiliates, for their own accounts or for the accounts of their affiliates and customers, and may at any time hold a long or short position in such securities. We are acting as financial advisor to Parent with respect to the Transaction and will receive a fee from Parent for our services, a portion of which is payable upon the execution of the Agreement and the remaining portion of which is contingent upon the consummation of the Transaction. In addition, Parent has agreed to reimburse certain of our expenses and indemnify us against certain liabilities that may arise out of our engagement. We and/or our affiliates have provided, and are currently providing, financial advisory services to Parent, for which we and/or our affiliates have received and may in the future receive fees, including advising Parent on potential acquisitions, divestitures and other strategic advisory matters. In addition, we and our affiliates may in the future provide investment banking and other financial services to Parent, the Company and their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

This opinion is provided for the benefit of the Board, in its capacity as such, in connection with and for the purpose of its evaluation of the Transaction. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not constitute a recommendation to the Board as to whether to approve the Transaction or a recommendation to any security holder of Parent or the Company as to how such

C-3

security holder should vote or act on any matter relating to the proposed Transaction or any other matter. In addition, the Board has not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, any holders of Parent Common Stock or Company Common Stock, or the holders of any other class of securities, or creditors or other constituencies of Parent or the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Parent, the Company, or any class of such persons, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise.

This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect our analyses and this opinion, and the assumptions used in preparing them, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion has been approved by the Global Advisory Commitment Committee of Rothschild & Co US Inc.

On the basis of and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Parent.

Very truly yours,

/s/ ROTHSCHILD & CO US INC.
ROTHSCHILD & CO US INC.

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Annex D

August 26, 2020

Board of Directors

BMC Stock Holdings, Inc.

4800 Falls of Neuse Road

Suite 400

Raleigh, NC 27609

Ladies & Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of BMC Stock Holdings, Inc. (the “Company”) of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, Builders FirstSource, Inc. (“BFS”) and Boston Merger Sub I Inc., a wholly owned subsidiary of BFS (the “Merger Sub”). As more fully described in the Agreement, Merger Sub will be merged with and into the Company (the “Transaction”) and each issued and outstanding share of Company Common Stock (other than any shares of Company Common Stock to be canceled pursuant to Section 3.1(a)(i) of the Agreement) will be converted into the right to receive 1.3125 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share (“BFS Common Stock”), of BFS.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts, relating to the Company and BFS; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company (the “Company Projections”); (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of BFS furnished to us by BFS, including financial forecasts provided to or discussed with us by the management of BFS, along with certain adjustments thereto provided to us by the management of the Company (as so adjusted, the “Company Adjusted BFS Projections” and, together with the Company Projections, the “Company Approved Projections”); (iv) reviewed (a) certain internal information relating to cost savings, synergies and related expenses expected to result from the Transaction provided to us by the managements of the Company and BFS (the “Expected Synergies”) and (b) certain other pro forma financial effects of the Transaction furnished to us by the managements of the Company and BFS; (v) reviewed capitalization information for the Company and BFS, including pro forma for the Transaction, provided to us by the managements of the Company and BFS; (vi) conducted discussions with members of the senior managements and representatives of the Company and BFS concerning the information described in clauses (i) through (v) of this paragraph, as well as the businesses and prospects of the Company and BFS generally; (vii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (viii) reviewed the financial terms of certain other transactions that we deemed relevant; (ix) reviewed the Agreement; (x) participated in certain discussions and negotiations among representatives of the Company and BFS and their advisors; and (xi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of (and have not independently verified) any of such information. With your consent, we have relied upon, without independent verification, the assessment of the

Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the Company Approved Projections and other information provided to us by the management of the Company or BFS, as applicable, relating to the Company, BFS, Expected Synergies and other pro forma financial effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company or BFS, as the case may be, as to the future performance of the Company and BFS, such Expected Synergies (including the amount, timing and achievability thereof) and such other pro forma financial effects. We also have assumed, at your direction, that the future financial results (including Expected Synergies and other pro forma financial effects) reflected in such forecasts and other information will be achieved at the times and in the amounts projected. In addition, at your direction, we have relied on the assessments of the managements of the Company and BFS as to BFS’s ability to retain key employees of the Company and to integrate the businesses of the Company and BFS. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or BFS, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Exchange Ratio from a financial point of view to the holders of Company Common Stock. Our opinion relates to the relative values of the Company and BFS. With your consent, we express no opinion as to what the value of BFS Common Stock actually will be when issued pursuant to the Transaction or the prices at which Company Common Stock or BFS Common Stock may trade at any time. We are not expressing any opinion as to fair value or the solvency of the Company or BFS following the closing of the Transaction. In rendering this opinion, we have assumed, with your consent, that the Transaction will be consummated in accordance with the terms of the Agreement without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. In addition, representatives of the Company have advised us, and we have assumed, with your consent, that the Transaction will qualify as a tax free reorganization for federal income tax purposes. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, BFS or the Transaction.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and BFS. We have provided investment banking and other services to the Company and BFS unrelated to the Transaction and in the future may provide such services to the Company and BFS and have received and may receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Exchange Ratio from a financial point of view to the holders of Company Common Stock. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio in the Transaction is fair from a financial point of view to the holders of Company Common Stock.

Very truly yours,

/s/ Moelis & Company LLC
MOELIS & COMPANY LLC

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys’ fees) incurred by them as a result of suits brought against them in their capacities as directors or officers if they acted in good faith and in a manner they reasonably believed to be in or not opposed to a corporation’s best interests and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue, or matter as to which they shall have been adjudged to be liable to the registrant, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Any such indemnification may be made by the registrant only as authorized in each specific case upon a determination by the stockholders, disinterested directors, or independent legal counsel that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends, for unlawful stock repurchases, redemptions, or other distributions, or for any transaction from which the director derived an improper personal benefit.

The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors and officers to the fullest extent permitted by law, and that no director shall be liable for monetary damages to the registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law. The registrant has entered into indemnification agreements with its directors. The indemnification agreements provide indemnification to the registrant’s directors under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. The registrant currently maintains liability insurance for its directors and officers.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 26, 2020, among Builders FirstSource, Inc., BMC Stock Holdings, Inc. and Boston Merger Sub I Inc. (attached as Annex A to the joint proxy statement/prospectus which forms part of this registration statement).†

3.1	Amended and Restated Certificate of Incorporation of Builders FirstSource, Inc. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 4 to the Registration Statement of Builders FirstSource, Inc. on Form S-1, filed with the SEC on June 6, 2005).

3.2	Amended and Restated By-Laws of Builders FirstSource, Inc. (incorporated herein by reference to Exhibit 3.1 to the Report on Form 8-K, filed with the SEC on August 14, 2020).

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the legality of the securities being registered.

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.

Exhibit No.	Description

8.2 10.1

Opinion of Simpson Thacher & Bartlett LLP regarding certain tax matters.

Amended and Restated Employment Agreement, dated as of August 26, 2020, between David E. Flitman, Builders FirstSource, Inc., and BMC Stock Holdings, Inc. (incorporated herein by reference to Exhibit 10.1 to the Report on Form 8-K, filed with the SEC on August 27, 2020).

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Builders FirstSource, Inc.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for BMC Stock Holdings, Inc.

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibits 5.1 and 8.1).

23.4	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2).

24.1	Powers of Attorney (contained in signature page).**

99.1	Form of BMC Stock Holdings, Inc. Proxy Card.

99.2	Form of Builders FirstSource, Inc. Proxy Card.

99.3	Consent of Rothschild & Co US Inc.

99.4	Consent of Moelis & Company LLC.

99.5	Consent of David E. Flitman to be named as a director of Builders FirstSource, Inc. upon completion of the merger.

**	Previously filed.
†

Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules have been omitted from this exhibit and are not filed herewith. The registrant hereby agrees to furnish a copy of any omitted schedule or exhibits to the SEC upon request.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)    The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Builders FirstSource has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 16th day of November, 2020.

BUILDERS FIRSTSOURCE, INC.

By:	/s/ M. Chad Crow
Name: M. Chad Crow
Title: President and Chief Executive Officer

POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date

* M. CHAD CROW	Chief Executive Officer and Director (Principal Executive Officer)	November 16, 2020

* PETER M. JACKSON	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 16, 2020

* JAMI COULTER	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 16, 2020

* PAUL S. LEVY	Chairman of the Board and Director	November 16, 2020

* DAVID A. BARR	Director	November 16, 2020

* CLEVELAND A. CHRISTOPHE	Director	November 16, 2020

* JANICE DAVIS	Director	November 16, 2020

* WILLIAM BRADLEY HAYES	Director	November 16, 2020

* BRETT N. MILGRIM	Director	November 16, 2020

* FLOYD F. SHERMAN	Director	November 16, 2020

* CRAIG STEINKE	Director	November 16, 2020

*By:	/s/ M. Chad Crow
Name: M. Chad Crow
Title: President and Chief Executive Officer, and Attorney-In-Fact